   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 12, 1997



                                                      REGISTRATION NO. 333-32603

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2


                                       TO


                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                           BURLINGTON RESOURCES INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             1311                            91-1413284
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL              (IRS EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)            IDENTIFICATION NO.)

                            ------------------------

                                5051 WESTHEIMER

                                   SUITE 1400
                              HOUSTON, TEXAS 77056
                                 (713) 624-9500
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                GERALD J. SCHISSLER                              FREDERICK J. PLAEGER, II
             EXECUTIVE VICE PRESIDENT,                      VICE PRESIDENT, GENERAL COUNSEL AND
               LAW & ADMINISTRATION                                 CORPORATE SECRETARY
             BURLINGTON RESOURCES INC.                  THE LOUISIANA LAND AND EXPLORATION COMPANY
            5051 WESTHEIMER, SUITE 1400                             909 POYDRAS STREET
               HOUSTON, TEXAS 77056                            NEW ORLEANS, LOUISIANA 70112
                  (713) 624-9500                                      (504) 566-6500

           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   Copies to:

             GARY P. COOPERSTEIN, ESQ.                              JOHN SCHUSTER, ESQ.
     FRIED, FRANK, HARRIS, SHRIVER & JACOBSON                     CAHILL GORDON & REINDEL
                ONE NEW YORK PLAZA                                    80 PINE STREET
             NEW YORK, NEW YORK 10004                            NEW YORK, NEW YORK 10005
                  (212) 859-8000                                      (212) 701-3000

                            ------------------------

     Approximate date of commencement of proposed sale to public: As soon as practicable after the Registration Statement becomes effective and all other conditions to the merger (the "Merger") of BR Acquisition Corporation, a wholly owned subsidiary of Burlington Resources Inc., with and into The Louisiana Land and Exploration Company ("LL&E") pursuant to the Agreement and Plan of Merger, dated as of July 16, 1997, described in the enclosed Joint Proxy Statement/Prospectus have been satisfied or waived.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                            ------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

                          [BURLINGTON RESOURCES LOGO]

           ---------------------------------------------------------


                                                              September 22, 1997


Dear Fellow Stockholder:


     You are cordially invited to attend a special meeting (the "Special Meeting") of the stockholders (the "Stockholders") of Burlington Resources Inc. ("BR"), to be held on Wednesday, October 22, 1997, at 9:00 a.m., local time, at The Sheraton Hotel, 1919 Briar Oaks Lane, Houston, Texas.


     At the Special Meeting, Stockholders will be asked to vote upon a proposal to approve the issuance (the "Stock Issuance") of common stock, par value $.01 per share, of BR ("BR Common Stock") in connection with the transactions contemplated by the Agreement and Plan of Merger dated as of July 16, 1997 (the "Merger Agreement"). Subject to the terms and conditions of the Merger Agreement, BR Acquisition Corporation, a wholly owned subsidiary of BR ("Sub"), will be merged (the "Merger") with and into The Louisiana Land and Exploration Company, a Maryland corporation ("LL&E"), and each share of capital stock, par value $0.15 per share, of LL&E outstanding immediately prior to the effective time of the Merger will be converted into 1.525 shares (the "Exchange Ratio") of BR Common Stock (with cash being paid in lieu of any fractional shares of BR Common Stock). Upon consummation of the Merger, LL&E will become a wholly owned subsidiary of BR.

     Your Board of Directors believes that the Merger will create a new model of an oil and gas company -- the "super independent," combining the critical mass, diversity of global opportunities and financial strength of a major oil and gas company with the exploration and exploitation skills, entrepreneurial spirit, flexibility and responsiveness of an independent oil and gas company. Your Board of Directors believes that the Merger combines two oil and gas companies with highly complementary management and operating expertise, personnel, asset portfolios and financial attributes, which should provide the combined company with substantial opportunities for growth.

     AFTER CAREFUL CONSIDERATION, YOUR BOARD OF DIRECTORS UNANIMOUSLY HAS APPROVED THE MERGER AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT AND HAS CONCLUDED THAT THE TERMS OF THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS. ACCORDINGLY, YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE STOCK ISSUANCE.

     Your Board of Directors has retained as financial advisor Morgan Stanley & Co. Incorporated ("Morgan Stanley"), which has delivered to the Board of Directors its written opinion dated as of July 16, 1997, to the effect that the Exchange Ratio is fair to BR from a financial point of view. A copy of the Morgan Stanley opinion letter, which sets forth the assumptions made, matters considered and the scope of review undertaken in connection therewith, is set forth as Appendix C to the accompanying Joint Proxy Statement/Prospectus and should be read carefully in its entirety.

     In the material accompanying this letter, you will find a Notice of Special Meeting of Stockholders, a Joint Proxy Statement/Prospectus relating to the actions to be taken by Stockholders at the Special Meeting and a proxy card. The Joint Proxy Statement/Prospectus more fully describes the proposed Merger and includes information about BR and LL&E and the reasons for the Merger.

     Your vote is important, regardless of the number of shares you own. Approval of the Stock Issuance requires an affirmative vote of holders of a majority of the shares of BR Common Stock present and entitled to vote at the Special Meeting. I RESPECTFULLY URGE YOU TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE. This will not prevent you from attending the Special Meeting or voting in person, but will assure that your vote is counted if you are unable to attend the Special Meeting.

     On behalf of your Board of Directors, I thank you for your support and urge you to vote FOR approval of the Stock Issuance.

                                          Sincerely,

                                          BOBBY S. SHACKOULS
                                          Chairman of the Board, President
                                          and Chief Executive Officer

               [THE LOUISIANA LAND AND EXPLORATION COMPANY LOGO]

                               909 POYDRAS STREET
                                 P.O. BOX 60350
                          NEW ORLEANS, LOUISIANA 70160

                                                              September 22, 1997

Dear Fellow Stockholder:


     You are cordially invited to attend a Special Meeting of Stockholders of The Louisiana Land and Exploration Company ("LL&E") scheduled to be held on Wednesday, October 22, 1997 at 9:00 a.m., local time, at the Pan American Life Auditorium, 11th Floor, Pan American Life Center, 601 Poydras Street, New Orleans, Louisiana. A notice of the Special Meeting, a proxy card and a Joint Proxy Statement/Prospectus containing important information about the matters to be acted upon at the Special Meeting are enclosed. Your Board of Directors and management look forward to greeting personally those stockholders able to attend.


     At the Special Meeting, you will be asked to consider and vote upon a proposal to combine LL&E and Burlington Resources Inc. ("BR") pursuant to which each issued and outstanding share of LL&E capital stock will be converted into
1.525 shares (the "Exchange Ratio") of BR common stock in a tax-free transaction. Based upon the Exchange Ratio, the equivalent value of each share
of LL&E capital stock, using the closing price of BR common stock on           ,
1997, was $          .

     Your Board believes the merger will create a stronger company better able to meet the challenges of the increasingly competitive environment in the oil and gas industry and achieve LL&E's strategic objectives and accompanying increase in stockholder value substantially earlier than it could independently. The merger will permit you to share in the combined company's positive synergies in terms of enhanced financial and operational resources and flexibility, the combination of complementary skills and experience, as well as the combined entity's enhanced ability to exploit future strategic opportunities. In short, we are excited and optimistic about the combined company's future.

                            YOUR VOTE IS IMPORTANT.

     AN AFFIRMATIVE VOTE OF HOLDERS OF AT LEAST TWO-THIRDS OF ALL OUTSTANDING LL&E SHARES ENTITLED TO VOTE IS REQUIRED TO APPROVE THE PROPOSED MERGER. IT IS VERY IMPORTANT THAT YOU CAREFULLY REVIEW THE ENCLOSED MATERIALS AND VOTE YOUR SHARES AS SOON AS POSSIBLE. PLEASE REMEMBER THAT THE FAILURE TO VOTE IS A VOTE AGAINST THIS PROPOSED MERGER.

     The accompanying Joint Proxy Statement/Prospectus and the Appendices thereto provide you with detailed information concerning the merger and the reasons I and the rest of your Board believe it is in the best interests of LL&E stockholders. Please give all of this information your careful attention.


     Your Board has carefully reviewed and considered the merger. In addition, the Board retained as financial advisors SBC Warburg Dillon Read Inc. (known prior to September 2, 1997 as Dillon, Read & Co. Inc.) ("SBC Warburg Dillon Read") and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), each of which has delivered to the Board its written opinion dated as of July 16, 1997, to the effect that, as of such date, the Exchange Ratio is fair to the holders of capital stock from a financial point of view. Copies of the SBC Warburg Dillon Read and Merrill Lynch opinion letters, which set forth the assumptions made, matters considered and the scope of review undertaken in connection therewith, are set forth as Appendix D and Appendix E to the accompanying Joint Proxy Statement/Prospectus, respectively, and should be read carefully in their entirety.


     YOUR BOARD HAS UNANIMOUSLY DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF LL&E AND ITS STOCKHOLDERS. ACCORDINGLY, YOUR BOARD HAS, BY

UNANIMOUS VOTE, APPROVED THE MERGER, THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND RECOMMENDS THAT STOCKHOLDERS VOTE FOR ITS APPROVAL.

     WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECIAL MEETING, PLEASE SIGN AND DATE THE ENCLOSED PROXY CARD AND PROMPTLY MAIL IT IN THE ENCLOSED PREPAID ENVELOPE. You may revoke your proxy in writing if you so desire at any time before it is voted. If you do attend the Special Meeting, you may vote in person, whether or not you have sent in your proxy.

     PLEASE DO NOT SEND YOUR SHARE CERTIFICATES WITH THE ENCLOSED PROXY CARD AT THIS TIME. Promptly after the merger is consummated, you will be sent a letter of transmittal which will include instructions as to the procedures to be used in exchanging your certificates representing shares of LL&E capital stock for common stock certificates of BR.

     If you have any questions or require additional information with respect to the proposed business combination, please contact our Investor Relations Department at (800) 351-1242.

     On behalf of your Board of Directors, thank you for your continued support.

                                          Sincerely,

                                          H. LEIGHTON STEWARD
                                          Chairman of the Board, President and
                                          Chief Executive Officer

                           BURLINGTON RESOURCES INC.


                                5051 WESTHEIMER
                                   SUITE 1400
                              HOUSTON, TEXAS 77056
                                 (713) 624-9500
                            ------------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                          TO BE HELD OCTOBER 22, 1997


TO THE STOCKHOLDERS:


     NOTICE IS HEREBY GIVEN that a special meeting (the "Special Meeting") of the stockholders of Burlington Resources Inc., a Delaware corporation ("BR"), will be held at The Sheraton Hotel, 1919 Briar Oaks Lane, Houston, Texas, on Wednesday, October 22, 1997, at 9:00 a.m., local time, for the following purposes:


          1. To approve the issuance (the "Stock Issuance") of shares of BR common stock, par value $.01 per share, pursuant to the merger (the "Merger") of BR Acquisition Corporation, a wholly owned subsidiary of BR ("Sub"), with and into The Louisiana Land and Exploration Company ("LL&E"), in accordance with the Agreement and Plan of Merger, dated as of July 16, 1997, among BR, Sub and LL&E (the "Merger Agreement"); and

          2. To transact any other business which may be properly brought before the Special Meeting or any adjournment or postponement thereof.


     Only stockholders of record at the close of business on September 10, 1997 are entitled to notice of, and to vote at, the Special Meeting and at any and all adjournments or postponements thereof. Reference is made to the attached Joint Proxy Statement/Prospectus for a more complete description of the Merger, the Merger Agreement and the transactions contemplated in connection therewith.


     YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE STOCK ISSUANCE. THE MERGER AND THE MERGER AGREEMENT ARE DESCRIBED IN DETAIL IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS.

                            YOUR VOTE IS IMPORTANT.

     THE AFFIRMATIVE VOTE OF THE HOLDERS OF A MAJORITY OF THE SHARES OF BR COMMON STOCK PRESENT AND ENTITLED TO VOTE IS REQUIRED TO APPROVE THE STOCK ISSUANCE. YOU ARE URGED TO SIGN, DATE AND MAIL THE ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY VOTE IN PERSON, IF YOU WISH, AND REVOKE ANY PREVIOUSLY SUBMITTED PROXY CARD.

     Stockholders are cordially invited to attend the Special Meeting. It is important that your shares of BR common stock be represented and voted at the Special Meeting, regardless of the number of shares you hold. You are urged to cast your vote by marking, dating and signing the enclosed proxy card and returning it in the enclosed envelope. If you wish to vote in accordance with the recommendation of the BR Board of Directors, all you need to do is date and sign the proxy card and mail it in the enclosed envelope. If you receive more than one form of proxy, it is an indication that your shares are registered in more than one account. Please return promptly all proxy forms received by you to ensure that your shares are voted.

                                      By order of the Board of Directors,

                                      WENDI S. ZERWAS
                                      Corporate Secretary


September  , 1997

                   THE LOUISIANA LAND AND EXPLORATION COMPANY


                               909 POYDRAS STREET
                                 P.O. BOX 60350
                          NEW ORLEANS, LOUISIANA 70160
                                 (504) 566-5600

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                          TO BE HELD OCTOBER 22, 1997


TO THE STOCKHOLDERS:


     NOTICE IS HEREBY GIVEN that a special meeting (the "Special Meeting") of stockholders of The Louisiana Land and Exploration Company ("LL&E") will be held at the Pan American Life Auditorium, 11th Floor, Pan American Life Center, 601 Poydas Street, New Orleans, Louisiana, on Wednesday, October 22, 1997, at 9:00 a.m., local time, for the following purposes:


          1. To approve the Agreement and Plan of Merger, dated as of July 16, 1997 (the "Merger Agreement"), among Burlington Resources Inc. ("BR"), BR Acquisition Corporation, a wholly owned subsidiary of BR ("Sub"), and LL&E, and the merger (the "Merger") of Sub with and into LL&E and the transactions contemplated by the Merger Agreement; pursuant to the Merger, LL&E stockholders will receive 1.525 shares of BR common stock, par value $.01 per share, for every share of LL&E capital stock, par value $.15 per share, held, and LL&E will become a wholly owned subsidiary of BR; and

          2. To transact any other business which may be properly brought before the Special Meeting or any adjournment or postponement thereof.

                            YOUR VOTE IS IMPORTANT.

     YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE MERGER WHICH IS DESCRIBED IN DETAIL IN THE ACCOMPANYING JOINT PROXY
STATEMENT/PROSPECTUS. YOU ARE URGED TO SIGN, DATE AND MAIL THE ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING.

     THE AFFIRMATIVE VOTE OF THE HOLDERS OF AT LEAST TWO-THIRDS OF THE OUTSTANDING CAPITAL STOCK OF THE LOUISIANA LAND AND EXPLORATION COMPANY ENTITLED TO VOTE IS REQUIRED TO APPROVE THE MERGER.

     IF YOU DO NOT SEND IN YOUR PROXY OR VOTE AT THE SPECIAL MEETING, IT WILL HAVE THE SAME EFFECT AS IF YOU VOTED AGAINST THE MERGER.


     Only stockholders of record at the close of business on September 10, 1997 are entitled to notice of, and to vote at, the Special Meeting and at any and all adjournments or postponements thereof. Reference is made to the attached Joint Proxy Statement/Prospectus for a more complete description of the Merger, the Merger Agreement and the transactions contemplated in connection therewith.

     Stockholders are cordially invited to attend the Special Meeting. It is important that your shares of capital stock of LL&E be represented and voted at the Special Meeting, regardless of the number of shares you hold. If you attend the Special Meeting, you may vote in person, if you wish, and revoke any previously submitted proxy card. If you receive more than one form of proxy, it is an indication that your shares are registered in more than one account. To ensure that all your shares are voted, all proxy forms received by you should be signed and returned promptly.

                                          By order of the Board of Directors,

                                          Frederick J. Plaeger, II
                                          Vice President, General Counsel
                                          and Corporate Secretary


September 22, 1997

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


               SUBJECT TO COMPLETION -- DATED SEPTEMBER 12, 1997


[BURLINGTON RESOURCES INC. LOGO]
                               [THE LOUISIANA LAND AND EXPLORATION COMPANY LOGO]
-------------------------------------------------

                           BURLINGTON RESOURCES INC.
                                      AND
                   THE LOUISIANA LAND AND EXPLORATION COMPANY

                             JOINT PROXY STATEMENT
                                      FOR
                        SPECIAL MEETINGS OF STOCKHOLDERS

                          TO BE HELD OCTOBER 22, 1997

                            ------------------------

                           BURLINGTON RESOURCES INC.
                                   PROSPECTUS
                            ------------------------


    This Joint Proxy Statement/Prospectus constitutes the proxy statement of each of Burlington Resources Inc., a Delaware corporation ("BR"), and The Louisiana Land and Exploration Company, a Maryland corporation ("LL&E"), relating to the solicitation of proxies for use at the special meetings of stockholders of each of BR and LL&E, each scheduled to be held on October 22, 1997, and at any adjournments or postponements thereof (respectively, the "BR Special Meeting" and the "LL&E Special Meeting" and, collectively, the "Special Meetings"). This Joint Proxy Statement/Prospectus relates to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of July 16, 1997, among BR, BR Acquisition Corporation, a wholly owned subsidiary of BR ("Sub"), and LL&E, pursuant to which Sub will merge (the "Merger") with and into LL&E (such combined company after the Merger is referred to herein as "New LL&E") and each LL&E stockholder will receive 1.525 shares (the "Exchange Ratio") of common stock, par value $.01 per share, of BR ("BR Common Stock"), together with the associated preferred stock purchase rights under the Rights Plan (the "BR Rights Plan") dated as of December 16, 1988, as amended, between BR and The First National Bank of Boston, as rights agent ("BR Rights"), for each share of the capital stock, $0.15 par value per share, of LL&E ("LL&E Stock") held by such LL&E stockholder. Cash will be paid in lieu of any fractional shares of BR Common Stock.

    The consummation of the Merger is subject to (i) the approval of the issuance of shares of BR Common Stock (the "Stock Issuance") pursuant to the Merger by the affirmative vote of the holders of a majority of the shares of BR Common Stock present and entitled to vote at the BR Special Meeting; (ii) the approval of the Merger, the Merger Agreement and the transactions contemplated thereby by holders of at least two-thirds of all outstanding shares of LL&E Stock entitled to vote; and (iii) certain other conditions. A copy of the Merger Agreement is attached hereto as Appendix A.
    This Joint Proxy Statement/Prospectus also constitutes the prospectus of BR with respect to the BR Common Stock to be issued to LL&E stockholders pursuant to the Merger. A registration statement on Form S-4 (the "Registration Statement") has been filed with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to shares of BR Common Stock to be so issued. Based on the current number of shares of LL&E Stock outstanding, BR will issue approximately
52.3 million shares of BR Common Stock in the aggregate to the LL&E stockholders in connection with the Merger, which shares would have an aggregate market value
of approximately $         , based on the closing stock price of BR Common Stock
on          , 1997. As a result of the Stock Issuance, LL&E stockholders will hold approximately 30%, and BR stockholders will hold approximately 70%, of all of the outstanding BR Common Stock after the Merger. In addition, outstanding options to purchase LL&E Stock will be assumed by BR and converted into options to purchase BR Common Stock, based upon the Exchange Ratio. As of June 30, 1997, there were outstanding LL&E options to purchase approximately 1.6 million shares of LL&E Stock, which would be converted into options to purchase an aggregate of approximately 2.5 million shares of BR Common Stock. Any shares of BR Common Stock that may be issued pursuant to the Merger or upon exercise of outstanding LL&E options will be authorized for listing, subject to official notice of issuance, on the New York Stock Exchange, Inc. (the "NYSE") prior to the effective time of the Merger.

    This Joint Proxy Statement/Prospectus and the accompanying forms of proxy are first being mailed to stockholders of each of BR and LL&E on or about September 22, 1997.

                            ------------------------

 THE SECURITIES TO BE ISSUED PURSUANT TO THIS JOINT PROXY STATEMENT/ PROSPECTUS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION
     OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
 ADEQUACY OF THIS JOINT PROXY STATEMENT/ PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------


    The date of this Joint Proxy Statement/Prospectus is September   , 1997.

                               TABLE OF CONTENTS


AVAILABLE INFORMATION.......................................    1
INCORPORATION OF DOCUMENTS BY REFERENCE.....................    2
SUMMARY.....................................................    3
  The Transaction...........................................    3
  The Companies.............................................    3
  The Special Meetings......................................    4
  The Merger and the Merger Agreement.......................    5
  Cautionary Statement Concerning Forward-Looking
     Statements.............................................    9
  Market Price and Dividend Information.....................   10
  Comparative Per Share Data................................   11
  Summary Selected Historical Consolidated Financial Data of
     BR.....................................................   12
  Summary Selected Historical Consolidated Financial Data of
     LL&E...................................................   13
  Summary Unaudited Pro Forma Combined Financial Data.......   15
THE SPECIAL MEETINGS........................................   16
  General...................................................   16
  Voting Securities and Record Dates........................   16
  Purpose of Special Meetings...............................   16
  Proxies...................................................   16
THE COMPANIES...............................................   18
  BR........................................................   18
  LL&E......................................................   18
  Sub.......................................................   18
THE MERGER..................................................   18
  General...................................................   18
  Background of the Merger..................................   19
  Reasons for the Merger; Recommendations of the Boards.....   21
  Opinion of BR's Financial Advisor.........................   24
  Opinions of LL&E's Financial Advisors.....................   28
  Accounting Treatment......................................   39
  U.S. Federal Income Tax Consequences......................   39
  New LL&E Board and Management Following the Merger........   40
  Board of Directors of BR Following the Merger.............   40
  Governmental and Regulatory Approvals.....................   40
  Interests of Certain Persons in the Merger................   40
  Absence of Appraisal Rights...............................   42
  Stock Exchange Listing....................................   42
  Delisting and Deregistration of LL&E Stock................   42
  Treatment of Stock Certificates...........................   42

THE MERGER AGREEMENT........................................   43
  General...................................................   43
  Consideration to be Received in the Merger................   43
  Effective Time of the Merger..............................   43
  Corporate Organization and Governance.....................   44
  Stockholders' Meetings....................................   44
  Representations and Warranties............................   44
  Conduct of Business Pending the Merger....................   45
  Additional Agreements.....................................   46
  Employee Matters..........................................   47
  Indemnification...........................................   49
  No Solicitation...........................................   50
  Conditions Precedent......................................   50
  Termination, Amendment and Waiver.........................   51
  Fees and Expenses.........................................   52
THE STOCK OPTION AGREEMENT..................................   53
  General...................................................   53
  Termination...............................................   53
  Certain Adjustments.......................................   54
  Registration Rights.......................................   55
THE EMPLOYMENT AGREEMENT....................................   55
CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE
  MERGER....................................................   56
  General...................................................   56
  Tax Consequences to BR and LL&E...........................   56
  Tax Consequences to Holders of LL&E Stock.................   57
  Backup Withholding........................................   57
COMPARISON OF THE RIGHTS OF HOLDERS OF BR COMMON STOCK AND
  LL&E STOCK................................................   58
  Authorized Capital........................................   58
  Number of Directors; Election of Directors; Removal;
     Vacancies..............................................   58
  Charter Amendments........................................   59
  By-law Amendments.........................................   59
  Advance Notice of Director Nominations and New Business...   59
  Special Stockholder Meetings..............................   60
  Cumulative Voting.........................................   60
  Stockholder Action Without a Meeting......................   60
  Rights Plans..............................................   60
  Business Combinations.....................................   61
  State Takeover Legislation................................   62
  Standard of Conduct for Directors.........................   63
  Indemnification of Directors and Officers.................   64
  Limitation of Personal Liability of Directors and
     Officers...............................................   65
  Appraisal Rights..........................................   65
  Preemptive Rights.........................................   66
  Denial of Voting Rights...................................   66
  Payment of Dividends......................................   66
  Inspection of Books and Records...........................   66

MARKET PRICE AND DIVIDEND INFORMATION.......................   67
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF BR.......   68
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF LL&E.....   69
UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS...........   71
EXPERTS.....................................................   76
LEGAL MATTERS...............................................   76
STOCKHOLDER PROPOSALS.......................................   76

APPENDICES:

 A   --   Merger Agreement
 B   --   Stock Option Agreement
 C   --   Fairness Opinion of Morgan Stanley & Co. Incorporated
 D   --   Fairness Opinion of Dillon, Read & Co. Inc.
 E   --   Fairness Opinion of Merrill Lynch, Pierce, Fenner & Smith
          Incorporated

                             AVAILABLE INFORMATION

     Each of BR and LL&E is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the Commission: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. The Commission also maintains a World Wide Web site that contains reports, proxy and information statements, and other information regarding registrants (including BR and LL&E) that file electronically with the Commission (at http://www.sec.gov). Each of the BR Common Stock and LL&E Stock is listed on the NYSE and reports, proxy statements and other information relating to each of BR and LL&E can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     This Joint Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement filed with the Commission by BR, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to the Registration Statement and the exhibits thereto for further information. Exhibits to the Registration Statement that are omitted from this Joint Proxy Statement/Prospectus may also be obtained at the Commission's World Wide Web site described above. Statements contained or incorporated by reference herein concerning the provisions of any agreement or other document filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and readers are referred to the copy so filed for more detailed information, each such statement being qualified in its entirety by such reference.

     Each of BR and LL&E has supplied all information contained or incorporated by reference in this Joint Proxy Statement/Prospectus relating to BR and LL&E, respectively.

     THIS JOINT PROXY STATEMENT/PROSPECTUS INCORPORATES BY REFERENCE
DOCUMENTS THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF SUCH DOCUMENTS (OTHER THAN EXHIBITS THERETO WHICH ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE HEREIN) ARE AVAILABLE, WITHOUT CHARGE, TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER OF SHARES OF BR COMMON STOCK OR LL&E STOCK TO WHOM THIS JOINT PROXY STATEMENT/PROSPECTUS IS SENT, UPON WRITTEN OR ORAL REQUEST, IN THE CASE OF DOCUMENTS RELATING TO BR, TO WENDI S. ZERWAS, CORPORATE SECRETARY, BURLINGTON RESOURCES INC., 5051 WESTHEIMER, SUITE 1400, HOUSTON, TEXAS 77056-2124, TELEPHONE (713) 624-9500 AND, IN THE CASE OF DOCUMENTS RELATING TO LL&E, TO THE LOUISIANA LAND AND EXPLORATION COMPANY, ATTN: GENERAL COUNSEL, 909 POYDRAS STREET, NEW ORLEANS, LOUISIANA 70112, TELEPHONE (504) 566-6500. IN ORDER TO ENSURE DELIVERY OF DOCUMENTS PRIOR TO THE APPLICABLE SPECIAL MEETING, ANY SUCH
REQUEST SHOULD BE MADE NOT LATER THAN                          , 1997.
                            ------------------------

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE SOLICITATION OF PROXIES OR THE OFFERING OF SECURITIES MADE BY THIS JOINT PROXY STATEMENT/PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY BR OR LL&E. NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN SINCE THE DATE OF THIS JOINT PROXY STATEMENT/PROSPECTUS. THIS JOINT PROXY STATEMENT/ PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES, OR THE SOLICITATION OF A PROXY, BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

     The following documents heretofore filed with the Commission pursuant to the Exchange Act are incorporated herein by reference and shall be deemed a part hereof:

BR COMMISSION FILINGS (FILE NO. 1-9971)

1. the BR Proxy Statement on Schedule 14A dated February 20, 1997;

2. the BR Annual Report on Form 10-K for the year ended December 31, 1996;

3. the BR Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997;

4. the BR Current Report on Form 8-K dated July 18, 1997; and

5. the BR Registration Statement on Form 8-A filed with respect to the BR Common Stock, as amended to date.

LL&E COMMISSION FILINGS (FILE NO. 1-959)

1. the LL&E Proxy Statement on Schedule 14A dated March 31, 1997;

2. the LL&E Annual Report on Form 10-K for the year ended December 31, 1996;

3. the LL&E Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997;

4. the LL&E Current Report on Form 8-K dated July 17, 1997; and

5. the LL&E Registration Statement on Form 8-A filed with respect to the LL&E Stock, as amended to date.

     All reports and other documents filed by either BR or LL&E pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Joint Proxy Statement/Prospectus and prior to the date of its Special Meeting shall be deemed to be incorporated by reference herein and to be a part hereof from the dates of filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Joint Proxy Statement/Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes the earlier statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Joint Proxy Statement/Prospectus.
                            ------------------------

                                    SUMMARY

     The following is a summary of certain information contained elsewhere in this Joint Proxy Statement/Prospectus. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained elsewhere or incorporated by reference in this Joint Proxy Statement/Prospectus and in the appendices hereto including, but not limited to, the Merger Agreement set forth as Appendix A hereto. Unless otherwise defined, capitalized terms used in this summary have the respective meanings ascribed to them elsewhere in this Joint Proxy Statement/Prospectus. Stockholders of BR and LL&E are urged to read carefully this Joint Proxy Statement/Prospectus and the appendices hereto, and the documents incorporated by reference herein, in their entirety. Unless the context otherwise requires, as used herein the term "BR" refers to Burlington Resources Inc. and its subsidiaries and the term "LL&E" refers to The Louisiana Land and Exploration Company and its subsidiaries.

                                THE TRANSACTION

     The merger of LL&E with a wholly owned subsidiary of BR will result in LL&E stockholders receiving 1.525 shares of BR Common Stock for each share of LL&E Stock held in a tax-free transaction, with LL&E becoming a wholly owned subsidiary of BR. The Merger combines two oil and gas companies with highly complementary management and operating expertise, personnel, asset portfolios and financial attributes, which should provide the combined company with substantial opportunities for growth.

     The combined company, on a pro forma basis at June 30, 1997, had approximately $506 million of cash and short-term investments, a net debt to capital ratio of approximately 31%, and a net debt to total market capitalization ratio of approximately 14%. The combined company expects annual operating cash flow to exceed one billion dollars. This strong balance sheet and expected operating cash flow should permit the combined company to exploit and retain larger ownership interests in a greater number of LL&E's exploration prospects and to develop these prospects more rapidly than LL&E could on a stand alone basis. The combined company will have a diversified asset base, with interests in oil and gas producing properties in most of the major domestic oil and gas basins and will have interests in several of the most attractive international hydrocarbon basins, including Algeria, Venezuela and the North Sea.

                                 THE COMPANIES

     BR. BR is the largest independent (nonintegrated) oil and gas exploration and production company in the United States in terms of total domestic proved equivalent reserves, which were estimated at 6.4 Tcfe (trillion cubic feet of gas equivalent) at December 31, 1996. BR is a holding company engaged, through its subsidiaries, in the exploration, development and production of oil and gas, and related marketing activities.


     BR's principal executive offices are located at 5051 Westheimer, Suite 1400, Houston, Texas 77056, and its telephone number at that address is (713) 624-9500.



     LL&E. LL&E is one of the largest independent oil and gas exploration and production companies based in the United States. LL&E's domestic operations are focused in three areas. In the onshore Gulf Coast area, LL&E owns nearly 600,000 acres of land in south Louisiana. In the Gulf of Mexico, LL&E owns interests in 125 leases in the shallow outer continental shelf and 73 leases in the deep water area. In the Rocky Mountains, LL&E is the operator and a significant working interest owner in the vast gas accumulation at the Madden Field in Wyoming. Internationally, in addition to its production operations in the North Sea and offshore Indonesia, LL&E is actively exploring for new reserves in world-class hydrocarbon basins, including Algeria and Venezuela.


     LL&E's principal executive offices are located at 909 Poydras Street, New Orleans, Louisiana 70112, and its telephone number at that address is (504) 566-6500.

                              THE SPECIAL MEETINGS

DATE, TIME AND PLACE.

     BR.  The BR Special Meeting will be held on                , 1997, at
                 , commencing at 9:00 a.m. local time. See "The Special Meetings -- General."

     LL&E.  The LL&E Special Meeting will be held on                , 1997, at
                    , commencing at 9:00 a.m. local time. See "The Special Meetings -- General."

PURPOSE OF THE SPECIAL MEETINGS.

     BR. The purpose of the BR Special Meeting is to (i) consider and vote upon a proposal (the "BR Proposal") to approve the Stock Issuance in accordance with the Merger Agreement and (ii) transact such other business as may properly come before the BR Special Meeting and at any and all adjournments or postponements thereof. See "The Special Meetings -- Purpose of Special Meetings."

     LL&E. The purpose of the LL&E Special Meeting is to (i) consider and vote upon a proposal (the "LL&E Proposal") to approve the Merger, the Merger Agreement and the transactions contemplated thereby and (ii) transact such other business as may properly come before the LL&E Special Meeting and at any and all adjournments or postponements thereof. See "The Special Meetings -- Purpose of Special Meetings."

RECORD DATES; SHARES ENTITLED TO VOTE.

     BR.  Only holders of record of shares of BR Common Stock at the close of
business on                , 1997 (the "BR Record Date") are entitled to notice
of and to vote at the BR Special Meeting. On such date, there were shares of BR Common Stock outstanding. Each share of BR Common Stock will be entitled to one vote on each matter to be acted upon at the BR Special Meeting. See "The Special Meetings -- Voting Securities and Record Dates."

     LL&E.  Only holders of record of shares of LL&E Stock at the close of
business on                , 1997 (the "LL&E Record Date") are entitled to
notice of and to vote at the LL&E Special Meeting. On such date, there were shares of LL&E Stock outstanding. Each share of LL&E Stock will be entitled to one vote on each matter to be acted upon at the LL&E Special Meeting. See "The Special Meetings -- Voting Securities and Record Dates."

VOTE REQUIRED.

     BR. The affirmative vote of the holders of a majority of the shares of BR Common Stock present and entitled to vote is required to approve the Stock Issuance; provided, however, that the total number of votes cast on the Stock Issuance represents more than 50% of the outstanding shares of BR Common Stock entitled to vote thereon at the BR Special Meeting. An abstention with respect to the Stock Issuance will have the effect of a vote cast against the BR Proposal. Brokers who hold shares of BR Common Stock as nominees will not have discretionary authority to vote such shares in the absence of instructions from the beneficial owners thereof. Assuming that a quorum is present at the BR Special Meeting, any shares which are not voted at the BR Special Meeting will have no effect upon the outcome of the vote with respect to the Stock Issuance. See "The Special Meetings -- Voting Securities and Record Dates -- BR" and
"-- Proxies."

     LL&E. The affirmative vote of the holders of at least two-thirds of all outstanding shares of LL&E Stock entitled to vote is required to approve the Merger, the Merger Agreement and the transactions contemplated thereby. An abstention or a failure to vote with respect to the LL&E Proposal will have the effect of a vote cast against the Merger. Brokers who hold shares of LL&E Stock as nominees will not have discretionary authority to vote such shares in the absence of instructions from the beneficial owners thereof. Any votes which are not cast by a nominee-broker will have the effect of votes cast against the Merger. See "The Special Meetings -- Voting Securities and Record Dates -- LL&E" and "-- Proxies."

     SECURITY OWNERSHIP OF MANAGEMENT.  As of the BR Record Date, the directors
and executive officers of BR owned approximately   % of the outstanding shares
of BR Common Stock entitled to vote at the BR Special Meeting. As of the LL&E Record Date, the directors and executive officers of LL&E owned approximately
  % of the outstanding shares of LL&E Stock entitled to vote at the LL&E Special Meeting. Each of the directors and executive officers of BR and LL&E has advised the respective companies that he or she plans to vote or to direct the vote of all shares of BR Common Stock or LL&E Stock, as the case may be, owned by him or her and entitled to vote in favor of the Stock Issuance, in the case of BR, and in favor of the Merger, the Merger Agreement and the transactions contemplated thereby, in the case of LL&E.

                      THE MERGER AND THE MERGER AGREEMENT

GENERAL

     The Merger Agreement is attached as Appendix A to this Joint Proxy Statement/Prospectus and is incorporated herein by reference.


     At the Effective Time (as defined below) of the Merger, Sub will be merged with and into LL&E, with LL&E surviving the Merger as a wholly owned subsidiary of BR. The Merger will become effective upon the acceptance for record of the Articles of Merger (the "Articles of Merger") by the State Department of Assessments and Taxation of Maryland, which is currently expected to occur after receipt of requisite regulatory and stockholder approvals. The acceptance for record of the Articles of Merger will occur as soon as practicable following the satisfaction or waiver of the conditions set forth in the Merger Agreement. As used in the Merger Agreement and herein, the time at which the Merger becomes effective will be the "Effective Time." See "-- Conditions Precedent to the Merger."


EXCHANGE RATIO

     In the Merger, each share of LL&E Stock issued and outstanding immediately prior to the Effective Time (excluding those held in the treasury of LL&E and those owned by BR or Sub), without any action on the part of the holder thereof, will be converted into the right to receive 1.525 shares of BR Common Stock together with the associated BR Rights. Cash will be paid in lieu of any fractional share of BR Common Stock. See "The Merger Agreement -- Consideration to be Received in the Merger."

BACKGROUND AND REASONS FOR THE MERGER; RECOMMENDATION OF THE BOARDS

     The Board of Directors of BR (the "BR Board") believes that the Merger will create a new model of oil and gas company -- the "super independent," combining the critical mass, diversity of global opportunities and financial strength of a major oil and gas company with the exploration and exploitation skills, entrepreneurial spirit, flexibility and responsiveness of an independent oil and gas company. The BR Board believes that the Merger combines two oil and gas companies with highly complementary management and operating expertise, personnel, asset portfolios and financial attributes, which should provide the combined company with substantial opportunities for growth.

     The Board of Directors of LL&E (the "LL&E Board") believes that the Merger will create a stronger company better able to meet the challenges of the increasingly competitive environment in the oil and gas industry and achieve LL&E's strategic objectives and accompanying increase in stockholder value substantially earlier than it could independently. The LL&E Board believes that the Merger will permit LL&E stockholders to share in the combined company's positive synergies in terms of enhanced financial and operational resources and flexibility, the combination of complementary skills and experience, as well as the combined entity's enhanced ability to exploit future strategic opportunities.

  To BR Stockholders:

     THE BR BOARD BELIEVES THAT THE MERGER IS IN THE BEST INTERESTS OF BR STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF BR COMMON STOCK VOTE FOR APPROVAL OF THE STOCK ISSUANCE. For a more detailed discussion of the factors considered by the BR Board in reaching its decision and the background and reasons for the Merger, see "The
Merger -- Background of the Merger" and "-- Reasons for the Merger; Recommendations of the Boards."

  To LL&E Stockholders:

     THE LL&E BOARD BELIEVES THAT THE MERGER IS IN THE BEST INTERESTS OF LL&E STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF LL&E STOCK VOTE FOR APPROVAL OF THE MERGER, THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY. For a more detailed discussion of the factors considered by the LL&E Board in reaching its decision and the background and reasons for the Merger, see "The Merger -- Background of the Merger" and "-- Reasons for the Merger; Recommendations of the Boards."

OPINIONS OF FINANCIAL ADVISORS


     In deciding to approve the Merger, each of the BR Board and the LL&E Board (together, the "Boards") considered opinions from their respective financial advisors as to the fairness of the Exchange Ratio from a financial point of view. BR received an opinion (the "Morgan Stanley Opinion") from its financial advisor, Morgan Stanley & Co. Incorporated ("Morgan Stanley"), to the effect that, as of the date of such opinion, the Exchange Ratio is fair from a financial point of view to BR. LL&E received a separate opinion from each of its financial advisors, SBC Warburg Dillon Read Inc. (known prior to September 2, 1997 as Dillon, Read & Co. Inc.) ("SBC Warburg Dillon Read") and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") (the "SBC Warburg Dillon Read Opinion" and the "Merrill Lynch Opinion," respectively), each to the effect that, as of the date of such opinion, the Exchange Ratio is fair from a financial point of view to LL&E's stockholders. The Morgan Stanley Opinion, the SBC Warburg Dillon Read Opinion and the Merrill Lynch Opinion are attached as Appendices C, D and E, respectively, to this Joint Proxy Statement/Prospectus. Stockholders are encouraged to read these opinions. See "The Merger -- Opinion of BR's Financial Advisor" and "-- Opinions of LL&E's Financial Advisors."


OWNERSHIP OF BR FOLLOWING THE MERGER

     The shares of BR Common Stock issued to LL&E stockholders in the Merger will constitute approximately 30% of all of the outstanding BR Common Stock after the Merger and the current BR stockholders will hold approximately 70% of all of the outstanding BR Common Stock after the Merger.

     Each outstanding and unexercised option (each, a "LL&E Option") to purchase shares of LL&E Stock will be assumed by BR in the Merger and converted into an option to purchase shares of BR Common Stock (each, a "Substitute Option"). As of June 30, 1997, approximately 2.5 million shares of BR Common Stock will be subject to such converted options based on the number of shares of LL&E Stock subject to the existing LL&E Options multiplied by the Exchange Ratio, and the exercise price with respect thereto will equal the exercise price under the LL&E Options divided by the Exchange Ratio.

ACCOUNTING TREATMENT


     The Merger is intended to qualify for "pooling of interests" accounting treatment under generally accepted accounting principles. Pooling of interests accounting treatment is not a condition to the consummation of the Merger. See "The Merger -- Accounting Treatment."



CERTAIN FEDERAL INCOME TAX CONSEQUENCES


     Consummation of the Merger is conditioned upon, among other things, receipt by LL&E of an opinion of its tax counsel, Cahill Gordon & Reindel, and by BR of an opinion of its tax counsel, White & Case, that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). Hence, a holder of LL&E Stock will not recognize gain or loss on the exchange of LL&E Stock for BR Common Stock pursuant to the Merger, except to the extent that such holder receives cash in lieu of fractional shares of BR Common Stock.

     All stockholders should read carefully the discussion in "Certain U.S. Federal Income Tax Consequences of the Merger" and other sections of this Joint Proxy Statement/Prospectus. They are urged to consult their own tax advisors as to the specific consequences to them of the Merger under U.S. federal, state, local or any other applicable tax laws. See "Certain U.S. Federal Income Tax Consequences of the Merger."

NEW LL&E BOARD AND MANAGEMENT FOLLOWING THE MERGER

     If the proposed Merger is approved and consummated, holders of LL&E Stock will become stockholders of BR, which will be under the direction of the Board of Directors and management of BR. The directors of Sub immediately prior to the Effective Time will be the directors of New LL&E and the officers of LL&E immediately prior to the Effective Time will be the officers of New LL&E.

BOARD OF DIRECTORS OF BR FOLLOWING THE MERGER


     As of the Effective Time, the Board of Directors of BR (the "New BR Board") will consist of 12 members. Three members of the New BR Board will be Mr. H. Leighton Steward, Chairman of the present LL&E Board, and Messrs. Kenneth W. Orce and John F. Schwarz, present members of the LL&E Board. The remainder of the New BR Board will be BR's current directors. Mr. Steward will serve as the Vice Chairman of the New BR Board and Chairman of its Executive Committee.


REGULATORY APPROVALS


     The Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), prohibits consummation of the Merger until Premerger Notification and Report Forms have been submitted and certain information has been furnished to the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice and the specified waiting period requirements of the HSR Act have expired or been terminated. The required waiting period under the HSR Act with respect to the Merger expired on August 24, 1997.


ABSENCE OF APPRAISAL RIGHTS

     Under the General Corporation Law of the State of Delaware (the "DGCL"), the stockholders of BR are not entitled to appraisal rights with respect to the Stock Issuance. Under the Maryland General Corporation Law (the "MGCL"), the stockholders of LL&E are not entitled to objecting stockholders' appraisal rights with respect to the Merger. See "The Merger -- Absence of Appraisal Rights."

CONDITIONS PRECEDENT TO THE MERGER

     The obligations of BR, LL&E and Sub to effect the Merger are subject, among other things, to the fulfillment or, where permissible, waiver, of certain conditions, including without limitation: (i) the approval of the Merger, the Merger Agreement and the transactions contemplated thereby by the requisite vote of the stockholders of LL&E and the approval of the Stock Issuance by the requisite vote of the stockholders of BR; (ii) the expiration or termination of any waiting period applicable to the consummation of the Merger under the HSR Act; (iii) the effectiveness of the Registration Statement and the absence of a stop order suspending such effectiveness; (iv) there not having been issued or in effect any preliminary or permanent injunction or order by any federal or state court in the United States of competent jurisdiction prohibiting the consummation of the Merger; (v) the listing on the NYSE, subject only to official notice of issuance, of the shares of BR Common Stock to be issued pursuant to the Stock Issuance; and (vi) LL&E having received an opinion of Cahill Gordon & Reindel and BR and Sub having received an opinion of White & Case, in each case, that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

     The obligation of LL&E to effect the Merger is also subject to the fulfillment of certain additional conditions, including the accuracy of the representations and warranties of BR and Sub and the performance in all material respects of the obligations and covenants of BR and Sub under the Merger Agreement and the receipt of a certificate of the President and Chief Executive Officer or a Vice President of each of BR and Sub to such effect.

     The obligation of BR to effect the Merger is also subject to the fulfillment of certain additional conditions, including the accuracy of the representations and warranties of LL&E and the performance in all material respects of the obligations and covenants of LL&E under the Merger Agreement and the receipt of a certificate of the President and Chief Executive Officer or a Vice President of LL&E to such effect.

     While the Merger is intended to qualify for "pooling of interests" accounting treatment under generally accepted accounting principles, pursuant to the Merger Agreement, pooling of interests accounting treatment is not a condition to the consummation of the Merger.

     Prior to the Effective Time, the parties to the Merger Agreement may (i) extend the time for the performance of any of the obligations or other acts of the other parties thereto, (ii) waive any inaccuracies in the representations and warranties contained therein or in any documents delivered pursuant thereto and (iii) where permissible, waive compliance with any of the agreements or conditions contained therein. See "The Merger Agreement -- Conditions Precedent."

TERMINATION OF THE MERGER

     The Merger Agreement may be terminated by action of either the BR Board or the LL&E Board and the Merger abandoned under certain circumstances, including, but not limited to, the following: (a) the Merger has not been consummated by January 31, 1998, provided that the terminating party has not breached in any material respect its obligations under the Merger Agreement in any manner that would have proximately contributed to the failure to consummate the Merger; (b) the requisite approval of the Merger, the Merger Agreement and the transactions contemplated thereby by the stockholders of LL&E is not obtained; (c) the requisite approval of the Stock Issuance by the stockholders of BR is not obtained; (d) a United States federal or state court of competent jurisdiction or United States federal or state governmental, regulatory or administrative agency or commission (each, a "Governmental Entity") shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided that the party seeking to terminate the Merger Agreement pursuant to this clause has used all commercially reasonable efforts to remove such injunction, order or decree; or (e)(i) if the BR Board or the LL&E Board withdraws or modifies in a manner adverse to the other party its approval or recommendation of the Merger Agreement or the Merger or recommends an Alternative Proposal (as defined below) with respect to such party to such party's stockholders or (ii) such party receives an Alternative Proposal which the board of directors of such party believes is superior from a financial point of view to the Merger and is reasonably likely to be consummated and the board of directors of such party, having received a written opinion of legal counsel relating thereto, in the exercise of its good faith judgment as to its fiduciary duties to its stockholders imposed by law, determines that such termination is required.

     An "Alternative Proposal" means, with respect to BR or LL&E, any offer or proposal (including, without limitation, any proposal or offer to its stockholders) with respect to a merger, acquisition, consolidation or similar transaction (other than, in the case of BR, any acquisitions of assets or businesses that are primarily engaged in the same business as that conducted by BR and its subsidiaries as of the date of the Merger Agreement and any financing transactions or issuances of securities related thereto which, in each case, do not require approval by the stockholders of BR) involving, or any purchase of all or any significant portion of the assets or any equity securities of, such party and its subsidiaries, taken as a whole.

     The Merger Agreement may also be terminated prior to the Effective Time, before or after approval by the BR stockholders of the Stock Issuance or by the LL&E stockholders of the Merger, the Merger Agreement and the transactions contemplated thereby, by the mutual consent of BR and LL&E.

     Under certain circumstances in connection with the termination of the Merger Agreement, BR may be required to reimburse LL&E for its expenses up to $8,000,000 and to pay LL&E a termination fee of $150,000,000. Under certain circumstances in connection with the termination of the Merger Agreement, LL&E may be required to reimburse BR for its expenses up to $8,000,000 and to pay BR a termination fee of $80,000,000. See "The Merger Agreement -- Termination, Amendment and Waiver."

STOCK OPTION AGREEMENT

     Pursuant to the Stock Option Agreement, dated as of July 16, 1997, by and between BR and LL&E (the "Stock Option Agreement"), LL&E has granted BR an irrevocable option (the "Option") to purchase 5,145,000 shares (subject to adjustment for changes in capitalization) of LL&E Stock (representing approximately 14.9% of the outstanding LL&E Stock on July 16, 1997), at $70.34 per share, in the event of a termination of the Merger Agreement under certain circumstances. The exercise of the Option is subject to certain conditions set forth in the Stock Option Agreement and is limited so that the aggregate value received by BR pursuant to the Stock Option Agreement and any termination fee paid pursuant to the Merger Agreement shall not exceed $120,000,000. See "The Stock Option Agreement -- General" and "The Merger Agreement -- Termination, Amendment and Waiver." The Stock Option Agreement is attached as Appendix B to this Joint Proxy Statement/Prospectus.

THE EMPLOYMENT AGREEMENT

     In connection with the Merger, BR will enter into an employment agreement with H. Leighton Steward, Chairman of the Board, President and Chief Executive Officer of LL&E, pursuant to which Mr. Steward will serve as Vice Chairman of the New BR Board and Chairman of its Executive Committee until December 1, 1999. See "The Employment Agreement."

COMPARATIVE RIGHTS OF HOLDERS OF BR COMMON STOCK AND LL&E STOCK

     The rights of holders of LL&E Stock are currently governed by Maryland law and by the LL&E Charter (the "LL&E Charter") and the LL&E By-laws (the "LL&E By-laws"). If the Merger is consummated and becomes effective pursuant to the terms of the Merger Agreement, the rights of former LL&E stockholders who become BR stockholders pursuant to the Merger will consequently be governed by Delaware law and by the BR Certificate of Incorporation (the "BR Certificate") and the BR By-Laws (the "BR By-Laws"). The rights of BR stockholders differ in certain respects from those of the LL&E stockholders. See "Comparison of the Rights of Holders of BR Common Stock and LL&E Stock" for a description of such differences.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     For information regarding interests of certain officers and directors of LL&E separate from and in addition to their interests as stockholders of LL&E generally, see "The Merger -- Interests of Certain Persons in the Merger."

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

     This Joint Proxy Statement/Prospectus contains or incorporates by reference forward-looking statements that are subject to risks and uncertainties. Forward-looking statements include information concerning possible or assumed future results of operations of BR and LL&E such as statements of estimated oil and gas production and reserves, drilling plans, future cash flows, anticipated capital expenditures and managements' strategies, plans and objectives as set forth under "The Merger -- Background of the Merger," "-- Reasons for the Merger; Recommendations of the Boards," "-- Opinion of BR's Financial Advisor" and "-- Opinions of LL&E's Financial Advisors" and those preceded by, followed by or that include the words "believes," "expects," "anticipates" or similar expressions. The following important factors, in addition to those discussed elsewhere in this Joint Proxy Statement/Prospectus and in the documents which are incorporated herein by reference, could affect the future results of the energy industry in general, and BR and/or LL&E in particular, and could cause those results to differ materially from those expressed in such forward-looking statements: risks incident to the drilling and operation of oil and gas wells; future production and development costs; the effect of existing and future laws and regulatory actions; the political and economic climate in the territories in which BR or LL&E conducts oil and gas operations; the effect of changes in commodity prices, hedging activities and conditions in the capital markets; a significant delay in the expected closing of the Merger; and competition from others in the energy industry. For additional information with respect to these factors, see the respective Annual Reports on Form 10-K for the year ended December 31, 1996 of each of BR and LL&E.

                     MARKET PRICE AND DIVIDEND INFORMATION

     The BR Common Stock is listed and traded on the NYSE and the LL&E Stock is listed and traded on the NYSE, the London Stock Exchange and the Swiss Stock Exchanges (Basle, Geneva and Zurich). The following table sets forth the high and low trading prices per share of each of the BR Common Stock and the LL&E Stock on the NYSE for the periods indicated as reported in published financial sources and the dividends paid per share for such periods:


                                                BR COMMON             BR                LL&E                LL&E
                                               STOCK PRICES        DIVIDENDS        STOCK PRICES          DIVIDENDS
                                           --------------------    DECLARED     --------------------      DECLARED
                                             HIGH        LOW       PER SHARE      HIGH        LOW         PER SHARE
                                             ----        ---       ---------      ----        ---         ---------
1995
  First Quarter..........................    $40 3/4     $33 5/8    $.1375        $38 1/2     $31 1/4       $.06
  Second Quarter.........................     41 1/2      36 1/2     .1375         41 1/8      35 3/8        .06
  Third Quarter..........................     42 1/4      36 3/8     .1375         40 1/8      35            .06
  Fourth Quarter.........................     41 3/8      34 7/8     .1375         43          35 1/8        .06
1996
  First Quarter..........................     40 1/4      35 5/8     .1375         48 7/8      39 3/8        .06
  Second Quarter.........................     43 1/4      35 1/8     .1375         57 7/8      46 7/8        .06
  Third Quarter..........................     47 1/8      41 5/8     .1375         63 5/8      50 3/8        .06
  Fourth Quarter.........................     53 1/2      44 1/8     .1375         62 1/2      51 1/2        .06
1997
  First Quarter..........................     54 1/2      42 5/8     .1375         59 1/4      46            .06
  Second Quarter.........................     48 5/8      39 3/4     .1375         57 1/4      45 1/4        .06
  Third Quarter (through           ,
     1997)...............................


     On July 16, 1997, the last full trading day prior to the first public announcement of the execution of the Merger Agreement, the reported high and low sale prices per share and closing price per share of BR Common Stock and LL&E Stock on the NYSE were as follows:

                                                                       JULY 16, 1997
                                                              --------------------------------
                                                                HIGH        LOW        CLOSE
                                                                ----        ---        -----
BR..........................................................    $46 3/8     $45 13/16   $46 1/8
LL&E........................................................     60          56 1/8      58 1/4

     On        , 1997, the last full trading day prior to the date of this Joint
Proxy Statement/Prospectus, the reported high and low sale prices per share and closing price per share of BR Common Stock and LL&E Stock on the NYSE were as follows:

                                                                           , 1997
                                                              --------------------------------
                                                                HIGH        LOW        CLOSE
                                                                ----        ---        -----
BR..........................................................    $           $           $
LL&E........................................................

     STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR SHARES OF BR COMMON STOCK AND LL&E STOCK.

                           COMPARATIVE PER SHARE DATA

     The following table sets forth certain historical per share data for BR and LL&E and unaudited pro forma and equivalent pro forma combined per share data after giving effect to the proposed Merger on a pooling of interests basis at the Exchange Ratio of 1.525 shares of BR Common Stock for each share of LL&E Stock. Earnings (Loss) and Cash Dividends per Share are presented for the six months ended June 30, 1997 and for each of the three years in the period ended December 31, 1996. Book Value per Share is presented as of June 30, 1997 and December 31, 1996. These data should be read in conjunction with the selected historical consolidated financial data and the unaudited pro forma combined financial statements included in this Joint Proxy Statement/Prospectus and the separate historical consolidated financial statements of BR and LL&E and the notes thereto incorporated by reference in this Joint Proxy Statement/Prospectus. The unaudited pro forma combined financial data are not necessarily indicative of the operating results or financial position that would have occurred had the Merger been consummated at the beginning of the earliest period presented and should not be construed as indicative of future operations.


                                                          SIX MONTHS              YEARS ENDED
                                                            ENDED                 DECEMBER 31,
                                                           JUNE 30,     --------------------------------
                                                             1997         1996        1995        1994
                                                          ----------    --------    --------    --------
HISTORICAL -- BR
  Earnings (Loss) per Common Share(a)...................     $ 1.52      $ 2.02      $(2.20)     $ 1.20
  Cash Dividends per Common Share.......................        .275        .55         .55         .55
  Book Value per Common Share(b)........................      19.52       18.67
HISTORICAL -- LL&E
  Earnings (Loss) per Share(a)..........................     $  .79      $ 2.35      $  .56      $(6.80)
  Cash Dividends per Share..............................        .12         .24         .24        1.00
  Book Value per Share(b)...............................      14.62       13.87
PRO FORMA PER COMMON SHARE DATA
  Earnings (Loss) per Share(c)..........................     $ 1.22      $ 1.88      $(1.47)     $ (.41)
  Cash Dividends per Share(d)...........................        .22         .44         .44         .58
  Payout Ratio(e).......................................         22%         29%
  Book Value per Share..................................      16.17       15.85
EQUIVALENT PRO FORMA PER COMMON SHARE DATA(f)
  Earnings (Loss) per Share.............................     $ 1.86      $ 2.87      $(2.24)     $ (.63)
  Cash Dividends per Share..............................        .34         .67         .67         .88
  Book Value per Share..................................      24.66       24.17


---------------
(a) The Historical Earnings (Loss) per Common Share is based upon the weighted average number of common and common equivalent shares of BR and LL&E outstanding for each period.

(b) The Historical Book Value per Common Share is computed by dividing stockholders' equity by the number of shares of common stock outstanding at the end of each period.

(c) The unaudited Pro Forma Earnings (Loss) per Common Share is based upon the weighted average number of common and common equivalent shares outstanding of BR and LL&E for each period at the Exchange Ratio of 1.525 shares of BR Common Stock for each share of LL&E Stock.

(d) The Pro Forma Cash Dividends per Share is calculated based upon the historical cash dividends paid by LL&E and BR.


(e) The Pro Forma Payout Ratio is based upon BR's current dividend of $.55 multiplied by the total common shares outstanding after applying the Exchange Ratio of 1.525 divided by the pro forma net income.



(f) The unaudited Equivalent Pro Forma per Common Share Data is calculated by multiplying the Pro Forma per Common Share Data by the Exchange Ratio of
     1.525 shares.

         SUMMARY SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF BR

     The following table sets forth summary selected historical consolidated financial data for BR as of and for each of the five years in the period ended December 31, 1996 and as of and for the six months ended June 30, 1997 and 1996. Such data have been derived from, and should be read in conjunction with, the audited consolidated financial statements and other financial information contained in BR's Annual Report on Form 10-K for the year ended December 31, 1996 and the unaudited consolidated interim financial information contained in BR's Quarterly Report on Form 10-Q for the six months ended June 30, 1997, including the notes thereto, incorporated by reference herein. See "Available Information" and "Incorporation of Documents by Reference."


                                           SIX MONTHS
                                         ENDED JUNE 30,              YEAR ENDED DECEMBER 31,
                                         ---------------   -------------------------------------------
                                          1997     1996     1996     1995     1994     1993    1992(A)
                                         ------   ------   ------   ------   ------   ------   -------
                                                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA
  Revenues.............................  $  666   $  551   $1,293   $  873   $1,055   $1,043    $  943
  Operating Income (Loss)(b)...........     238      159      418     (467)     175      256       240
  Income (Loss) from Continuing
     Operations(b)(c)..................     189       86      255     (280)     154      256       190
  Income (Loss) from Continuing
     Operations per Common
     Share(b)(c)(d)....................    1.52      .68     2.02    (2.20)    1.20     1.96      1.44
BALANCE SHEET DATA
  Total Assets(b)......................  $4,372   $4,175   $4,316   $4,142   $4,809   $4,448    $4,470
  Long-term Debt.......................   1,347    1,358    1,347    1,350    1,309      819     1,003
  Stockholders' Equity(b)..............   2,416    2,223    2,333    2,220    2,568    2,608     2,406
  Common Shares Outstanding............     124      125      125      127      127      130       129
  Cash Dividends Declared per Common
     Share(e)..........................    .275     .275      .55      .55      .55      .55       .60
CASH FLOW DATA
  Net Cash Provided by Operating
     Activities........................  $  407   $  272   $  652   $  452   $  498   $  455    $  433
  Net Cash Provided by (Used in)
     Investing Activities..............      59     (197)    (423)    (406)    (799)    (331)     (354)
  Net Cash Provided by (Used in)
     Financing Activities..............     (85)     (76)    (181)     (45)     301     (137)     (176)


---------------
(a) In 1992, as a result of the spin-off of El Paso Natural Gas Company ("EPNG"), EPNG's results of operations were reported as discontinued and have been excluded from the historical consolidated financial data.

(b) In 1995, as a result of the impairment of oil and gas assets related to the adoption of SFAS No. 121, BR recognized a non-cash, pretax charge of $490 million ($304 million after tax).

(c) In 1997, BR recognized a $31 million after tax gain, or Earnings per Common Share ("EPS") of $.25, on sale of oil and gas properties associated with its accelerated divestiture program.

(d) Excluding the gain related to the sale of oil and gas properties associated with the accelerated divestiture program, EPS would have been $1.27 for the six months ended June 30, 1997. Excluding non-recurring items totaling $.15, $2.39, $.47 and $.24 per share, EPS would have been $2.17, $.19, $1.49 and
    $1.20 in 1996, 1995, 1993 and 1992, respectively.

(e) On January 13, 1993, BR increased its quarterly dividend rate to $.1375 per share. In July 1992, the quarterly dividend rate was reduced from $.175 per share to $.125 per share to reflect the June 30, 1992 spin-off of EPNG to BR stockholders.

        SUMMARY SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF LL&E

     The following table sets forth summary selected historical consolidated financial data for LL&E as of and for each of the five years in the period ended December 31, 1996 and as of and for the six months ended June 30, 1997 and 1996. Such data have been derived from, and should be read in conjunction with, the audited consolidated financial statements and other financial information contained in LL&E's Annual Report on Form 10-K for the year ended December 31, 1996 and the unaudited consolidated interim financial information contained in LL&E's Quarterly Report on Form 10-Q for the six months ended June 30, 1997, including the notes thereto, incorporated by reference herein. See "Available Information" and "Incorporation of Documents by Reference."

                                     SIX MONTHS
                                   ENDED JUNE 30,             YEAR ENDED DECEMBER 31,
                                  ----------------   ------------------------------------------
                                   1997      1996     1996     1995     1994     1993     1992
                                  ------    ------   ------   ------   ------   ------   ------
                                             (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA
  Revenues(a)...................  $  306    $  509   $  863   $  822   $  789   $  794   $  766
  Operating Profit
     (Loss)(a)(b)(c)(d).........      76        95      194      113     (288)      91       53
  Net Earnings
     (Loss)(a)(b)(c)(d).........      27        38       80       19     (227)      10       (7)
  Earnings (Loss) per
     Share(a)(b)(c)(d)..........     .79      1.11     2.35      .56    (6.80)     .33     (.24)
BALANCE SHEET DATA
  Total Assets(b)(c)(d).........  $1,346    $1,455   $1,365   $1,468   $1,478   $1,839   $1,209
  Long-term Debt................     460       592      506      692      740      735      343
  Stockholders'
     Equity(b)(c)(d)............     502       428      475      371      352      600      417
  Average Shares................      34        34       34       34       33       30       28
  Cash Dividends Declared per
     Share(e)...................     .12       .12      .24      .24     1.00     1.00     1.00
CASH FLOW DATA
  Net Cash Flows From Operating
     Activities(f)..............  $  198    $  177   $  318   $  221   $  212   $  179   $  179
  Net Cash Flows From Investing
     Activities(f)..............    (144)      (99)    (163)    (174)    (238)    (722)    (116)
  Net Cash Flows From Financing
     Activities.................     (47)      (77)    (157)     (49)       5      536      (49)

---------------

(a) Effective July 31, 1996, LL&E sold its crude oil refinery resulting in a gain of $2 million. For the six months ended June 30, 1996 and for each of the five years in the period ended December 31, 1996, the refinery generated revenues of $225 million, $264 million, $355 million, $361 million, $400 million and $442 million, respectively, and pretax operating profits (losses) of $8 million, $7 million, $3 million, ($37) million, ($10) million and $10 million, respectively.

(b) During 1994, LL&E changed its method of assessing the impairment of long-lived assets. As a result, LL&E recognized a non-cash pretax charge of $319 million ($210 million after tax).

(c) In 1993, LL&E changed its method of accounting for income taxes and recorded a $14 million credit to earnings. LL&E also completed the sale of certain assets in Canada for approximately $43 million resulting in a gain of approximately $24 million (before income taxes of approximately $10 million).

(d) In 1992, LL&E recorded a charge of approximately $54 million (before income tax benefits of approximately $18 million) against earnings to provide for the restructuring of its oil and gas operations and completed the sale of substantially all of the selected properties for a purchase price of approximately

    $48 million, resulting in a gain of approximately $8 million which was applied against the restructuring charges.

(e) In 1995, LL&E decreased its quarterly dividend rate to $.06 per share and directed the savings to the capital and exploration program.

(f) LL&E reports Net Cash Flows from Operating Activities and Net Cash Flows from Investing Activities using a different method than BR. LL&E excludes and BR includes exploratory seismic costs in exploration costs when adjusting net income (loss) to Net Cash Flows from Operating Activities. If LL&E had utilized BR's method, Net Cash Flows from Operating Activities would have been greater and Net Cash Flows from Investing Activities would have been less by $18 million and $14 million for the six months ended June 30, 1997 and 1996, respectively, and $22 million, $13 million, $18 million, $17 million and $11 million for the years ended December 31, 1996, 1995, 1994, 1993 and 1992, respectively.

              SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

     The following table sets forth summary unaudited pro forma combined financial data which are presented to give effect to the Merger of BR and LL&E under the pooling of interests method of accounting. The income statement data for each of the three years in the period ended December 31, 1996 and the six months ended June 30, 1997, assume that the Merger had been consummated at the beginning of the earliest period presented. The balance sheet data assume that the Merger had been consummated on June 30, 1997. The unaudited pro forma combined financial data do not reflect any cost savings and other synergies anticipated by BR management as a result of the Merger and are not necessarily indicative of the results of operations or the financial position which would have occurred had the Merger been consummated at the beginning of the earliest period presented, nor are they necessarily indicative of future results of operations or financial position. The unaudited pro forma combined financial data should be read in conjunction with the historical consolidated financial statements of BR and LL&E, including the notes thereto, incorporated by reference in this Joint Proxy Statement/Prospectus and the unaudited pro forma combined financial statements contained elsewhere herein. See "Available Information," "Incorporation of Documents by Reference" and "Unaudited Pro Forma Combined Financial Statements."

                                                       SIX MONTHS       YEAR ENDED DECEMBER 31,
                                                     ENDED JUNE 30,    --------------------------
                                                          1997          1996      1995      1994
                                                     --------------    ------    ------    ------
                                                       (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA
  Revenues.........................................      $  972        $2,154    $1,693    $1,837
  Operating Income (Loss)..........................         288           560      (410)     (174)
  Net Income (Loss)................................         216           335      (261)      (73)
  Earnings (Loss) per Common Share.................        1.22          1.88     (1.47)     (.41)
  Weighted Average Number of Common Shares
     Outstanding...................................         177           178       178       180

BALANCE SHEET DATA
  Cash, Cash Equivalents and Short-term
     Investments...................................      $  506
  Total Assets.....................................       5,720
  Long-term Debt...................................       1,807
  Stockholders' Equity.............................       2,847
  Common Shares Outstanding........................         176
  Cash Dividends Declared per Common Share.........         .22

                              THE SPECIAL MEETINGS

GENERAL


     The BR Special Meeting will be held at 9:00 a.m., local time, on Wednesday, October 22, 1997, at The Sheraton Hotel, 1919 Briar Oaks Lane, Houston, Texas for the purpose set forth in the Notice of BR Special Meeting and as described below. The LL&E Special Meeting will be held at 9:00 a.m. local time, on Wednesday, October 22, 1997, at the Pan American Life Auditorium, 11th Floor, Pan American Life Center, 601 Poydras Street, New Orleans, Louisiana for the purpose set forth in the Notice of LL&E Special Meeting and as described below. This Joint Proxy Statement/Prospectus is furnished in connection with the solicitation by the Board of Directors of each of BR and LL&E of proxies to be used at their respective Special Meeting and at any and all adjournments or postponements of such Special Meetings. Any person executing a proxy card may revoke it prior to its exercise by filing with the Corporate Secretary of BR or LL&E, as the case may be, prior to or at the applicable Special Meeting, at the address specified under the caption "Available Information" in this Joint Proxy Statement/Prospectus, either an instrument revoking the proxy or a duly executed proxy bearing a later date.


VOTING SECURITIES AND RECORD DATES


     BR. BR stockholders of record at the close of business on September 10, 1997 are entitled to notice of and to vote at the BR Special Meeting. On September 10, 1997, there were 123,815,853 outstanding shares of BR Common Stock. Each share of BR Common Stock is entitled to one vote. No shares of BR preferred stock were outstanding as of the BR Record Date. The presence, in person or by proxy, at the BR Special Meeting of the holders of a majority of the shares of BR Common Stock outstanding and entitled to vote at the BR Special Meeting is necessary to constitute a quorum at the BR Special Meeting. The affirmative vote of the holders of a majority of the shares of BR Common Stock present and entitled to vote at the BR Special Meeting is required to approve the Stock Issuance; provided, however, that the total number of votes cast on the Stock Issuance represents more than 50% of the outstanding shares of BR Common Stock entitled to vote thereon at the BR Special Meeting. Abstentions will be counted for the purpose of determining the existence of a quorum.



     LL&E. LL&E stockholders of record at the close of business on September 10, 1997 are entitled to notice of and to vote at the LL&E Special Meeting. On
September 10, 1997, there were          outstanding shares of LL&E Stock. Each
share of LL&E Stock is entitled to one vote. The presence, in person or by proxy, at the LL&E Special Meeting of the holders of a majority of the shares of LL&E Stock outstanding and entitled to vote at the LL&E Special Meeting is necessary to constitute a quorum at the LL&E Special Meeting. The affirmative vote of the holders of at least two-thirds of outstanding LL&E Stock entitled to vote is required to approve the LL&E Proposal. Abstentions will be counted for the purpose of determining the existence of a quorum.


PURPOSE OF SPECIAL MEETINGS

     BR. The purpose of the BR Special Meeting is to (i) consider and vote upon the BR Proposal to approve the Stock Issuance in accordance with the Merger Agreement and (ii) transact such other business as may properly come before the BR Special Meeting and at any and all adjournments or postponements thereof.

     LL&E. The purpose of the LL&E Special Meeting is to (i) consider and vote upon the LL&E Proposal to approve the Merger Agreement, the Merger and the transactions contemplated thereby and (ii) transact such other business as may properly come before the LL&E Special Meeting and at any and all adjournments or postponements thereof. A copy of the Merger Agreement is attached hereto as Appendix A.

PROXIES

     All shares of BR Common Stock and LL&E Stock represented by properly executed proxies received prior to or at the BR Special Meeting or LL&E Special Meeting, as the case may be, and not duly and timely revoked, will be voted in accordance with the instructions indicated on such proxies. If no instructions are indicated on a properly executed returned proxy, such proxies will be voted FOR the approval of the BR Proposal or the LL&E Proposal, as the case may be. A properly executed proxy marked "ABSTAIN," although counted for purposes of determining whether there is a quorum and for purposes of determining the aggregate voting power and number of shares represented and entitled to vote at the applicable Special Meeting, will not be voted. Accordingly, since the affirmative vote of a majority of shares present and entitled to vote is required for approval of the BR Proposal and the affirmative vote of at least two-thirds of all votes entitled to be cast by all holders of LL&E Stock is required for the LL&E Proposal, a proxy marked "ABSTAIN" will have the effect of a vote against the related proposals. Shares represented by "broker non-votes" (i.e., shares held by brokers or nominees which are represented at a meeting but with respect to which the broker or nominee is not empowered to vote) will be counted for purposes of determining whether there is a quorum at a Special Meeting. In accordance with NYSE rules, brokers and nominees are precluded from exercising their voting discretion with respect to the approval and adoption of either the BR Proposal or the LL&E Proposal and thus, absent specific instructions from the beneficial owner of such shares, are not empowered to vote such shares with respect to the approval and adoption of such proposals. Since the affirmative vote of a majority of the BR Common Stock present and entitled to vote is required to approve the BR Proposal (provided that the number of votes cast represents more than 50% of the outstanding shares of BR Common Stock), a "broker non-vote" or the failure to be present in person or by proxy at the BR Special Meeting will have no effect upon the outcome of the vote with respect to the BR Proposal. However, since the affirmative vote of at least two-thirds of the outstanding LL&E Stock entitled to vote is required to approve the LL&E Proposal, a "broker non-vote" or the failure to vote in person or by proxy will have the effect of a vote against the LL&E Proposal.


     The BR Board and the LL&E Board are not currently aware of any business to be acted upon at their respective Special Meeting other than as described herein. If, however, other matters are properly brought before either Special Meeting, or any adjournments or postponements thereof, the persons appointed as proxies will have discretion to vote or act thereon according to their judgment. Such adjournments may be for the purpose of soliciting additional proxies. Neither BR or LL&E currently intends to seek an adjournment of its Special Meeting.

     Any proxy given pursuant to this solicitation may be revoked at any time before such proxy is voted. Attendance at the BR Special Meeting or the LL&E Special Meeting will not in and of itself constitute a revocation of a proxy.

     The cost of soliciting proxies will be borne by BR for BR proxies and by LL&E for LL&E proxies. In addition to the use of the mail, arrangements will be made with brokerage houses and other custodians, nominees and fiduciaries to send proxy material to beneficial owners and BR or LL&E, as the case may be, will, upon request, reimburse them for their reasonable expenses. BR and LL&E have retained D.F. King & Co., Inc. to aid in the solicitation of proxies and to verify certain records related to the solicitation at a maximum fee of $ plus expenses. To the extent necessary in order to ensure sufficient representation at its Special Meeting, BR or LL&E may request by telephone, telegram or in person the return of proxy cards. The extent to which this will be necessary depends entirely upon how promptly proxy cards are returned. Stockholders are urged to send in their proxies without delay.

     LL&E STOCKHOLDERS SHOULD NOT SEND IN ANY STOCK CERTIFICATES WITH THEIR PROXY CARDS. A TRANSMITTAL FORM WITH INSTRUCTIONS FOR THE SURRENDER OF STOCK CERTIFICATES FOR LL&E STOCK WILL BE MAILED BY A BANK OR TRUST COMPANY DESIGNATED BY BR AS THE EXCHANGE AGENT (THE "EXCHANGE AGENT") AS SOON AS PRACTICABLE AFTER THE CONSUMMATION OF THE MERGER.

                                 THE COMPANIES

     BR. BR is the largest independent (nonintegrated) oil and gas exploration and production company in the United States in terms of total domestic proved equivalent reserves, which were estimated at 6.4 Tcfe (trillion cubic feet of gas equivalent) at December 31, 1996. BR is a holding company engaged, through its subsidiaries, in the exploration, development and production of oil and gas, and related marketing activities.

     BR's principal executive offices are located at 5051 Westheimer, Suite 1400, Houston, Texas 77056, and its telephone number at that address is (713) 624-9500.


     LL&E. LL&E is one of the largest independent oil and gas exploration and production companies based in the United States. LL&E's domestic operations are focused in three areas. In the onshore Gulf Coast area, LL&E owns nearly 600,000 acres of land in south Louisiana. In the Gulf of Mexico, LL&E owns interests in 125 leases in the shallow outer continental shelf and 73 leases in the deep water area. In the Rocky Mountains, LL&E is the operator and a significant working interest owner in the vast gas accumulation at the Madden Field in Wyoming. Internationally, in addition to its production operations in the North Sea and offshore Indonesia, LL&E is actively exploring for new reserves in world-class hydrocarbon basins, including Algeria and Venezuela.


     LL&E's principal executive offices are located at 909 Poydras Street, New Orleans, Louisiana 70112, and its telephone number at that address is (504) 566-6500.

     SUB. Sub is a wholly owned subsidiary of BR, incorporated in Maryland on July 15, 1997 for the purpose of effectuating the Merger and the other transactions contemplated by the Merger Agreement. Prior to the consummation of the Merger, Sub will not engage in any activity other than activities related to the transactions contemplated by the Merger Agreement. Sub's principal executive offices are located at 5051 Westheimer, Suite 1400, Houston, Texas 77056.

                                   THE MERGER

GENERAL


     At the Effective Time of the Merger, Sub will be merged with and into LL&E, with LL&E surviving the Merger as a wholly owned subsidiary of BR. In the Merger, each share of LL&E Stock issued and outstanding immediately before the Effective Time (excluding those held in the treasury of LL&E and those owned by BR or Sub), without any action on the part of the holder thereof, will be converted into the right to receive 1.525 shares of BR Common Stock. Each share of BR Common Stock issued to holders of LL&E Stock in the Merger will be issued together with one associated BR Right under the BR Rights Plan. Cash will be paid in lieu of fractional shares of BR Common Stock. The Merger will become effective upon the acceptance for record of the Articles of Merger by the State Department of Assessments and Taxation of Maryland, which is currently expected to occur after receipt of requisite regulatory and stockholder approvals. The acceptance for record of the Articles of Merger will occur as soon as practicable following the satisfaction or waiver of the conditions set forth in the Merger Agreement.



     The shares of BR Common Stock issued to LL&E stockholders in the Merger will constitute approximately 30% of all of the outstanding shares of BR Common Stock after the Merger and the current BR stockholders will hold approximately 70% of all of the outstanding shares of BR Common Stock after the Merger.


     Each outstanding and unexercised LL&E Option to purchase shares of LL&E Stock will be assumed by BR in the Merger and converted into a Substitute Option to purchase shares of BR Common Stock. Approximately 2.5 million shares of BR Common Stock will be subject to such converted options based on the number of shares of LL&E Stock subject to the existing LL&E Options multiplied by the Exchange Ratio, and the exercise price with respect thereto will equal the exercise price under the LL&E Options divided by the Exchange Ratio.

BACKGROUND OF THE MERGER

     In light of LL&E's anticipated capital and resource requirements going forward both to pursue opportunities in the higher cost frontier and foreign areas and to exploit aggressively its existing positions, LL&E has been engaged in a review of ways in which it might best achieve its strategic goals and enhance stockholder value. In addition to considering acquisitions of smaller companies within the industry, LL&E has also given consideration to strategic combinations with larger companies. In mid-April 1997, Bobby S. Shackouls, who was then President and Chief Executive Officer of BR and who is now Chairman, President and Chief Executive Officer of BR, requested a meeting with H. Leighton Steward, the Chairman, Chief Executive Officer and President of LL&E. The two met on April 23, 1997, at which time Mr. Shackouls communicated BR's interest in pursuing a strategic combination with LL&E. Following the meeting, LL&E's ongoing strategic review process identified BR as the most attractive partner for a strategic combination.

     Shortly after this initial meeting, Messrs. Shackouls and Steward met again to discuss in general terms the future of the industry, the direction of their respective companies, their strategies for growth, their management philosophies and other matters, including a framework for possible future discussions regarding a strategic combination of the two companies. Among the elements of such a framework were a range of possible exchange ratios which would result in an appropriate premium to LL&E stockholders, proportional representation of the LL&E Board on the board of directors of the combined entity and integration of the managements and other personnel of the two companies within the combined entity.

     On May 8, 1997, at a regularly scheduled meeting of the LL&E Board, Mr. Steward reported BR's approach and the substance of his discussions with Mr. Shackouls. Following a presentation regarding strategic options available to LL&E, a review of available information regarding BR and a review, based upon such information, of a possible strategic combination of BR and LL&E, the Board authorized LL&E management and advisors to explore further the possibility of a strategic combination with BR.

     Mr. Steward contacted Mr. Shackouls by telephone on May 8, 1997 and advised him that he was prepared to continue discussions. They also discussed the procedures which would be appropriate in order to explore further the feasibility of such a combination.

     Messrs. Steward and Shackouls met on May 19, 1997 and discussed further the possibility of a strategic merger. This discussion resulted in the companies' counsels discussing by telephone, and the parties entering into, a mutual confidentiality and standstill agreement which was entered into on May 22, 1997.

     On May 22 and 28, 1997, Mr. Steward and Mr. Shackouls spoke by telephone to discuss the benefits and challenges associated with a strategic combination of the two companies. They identified important areas of due diligence and concluded that it would be appropriate to involve key members of their respective senior managements in a mutual informational exchange.

     On May 28 and 29, 1997, Mr. Shackouls telephoned the members of the BR Board individually to brief them on BR's discussions with LL&E.


     On May 30 and 31, 1997, members of the senior management of each of LL&E and BR, along with representatives of Morgan Stanley, BR's financial advisor, SBC Warburg Dillon Read, LL&E's co-financial advisor, Cahill Gordon & Reindel, counsel to LL&E, and Fried, Frank, Harris, Shriver & Jacobson, counsel to BR, met to exchange information. Management representatives of LL&E and BR each made a presentation about their respective businesses to the other and responded to questions. The parties discussed their respective business strategies, operations, principal properties, financial statements, capital budgets and related matters as well as certain tax and accounting issues. At the end of the sessions, Messrs. Steward, Shackouls and their respective counsel met to discuss the possible exchange of additional information. Messrs. Steward and Shackouls concluded that there was an insufficient level of agreement on certain issues to warrant a further exchange and the information exchange process was suspended.


     Mr. Shackouls called Mr. Steward on June 1, 1997 and a meeting was arranged for the following day among Messrs. Shackouls and Steward and Mr. Thomas H. O'Leary, then Chairman of BR. Mr. Steward reported to the LL&E Board on June 1, 1997 the status of the situation with BR.

     The scheduled meeting among Messrs. Shackouls, Steward and O'Leary took place on June 2, 1997, but did not result in a resumption of the mutual information exchange or the scheduling of future substantive discussions between the parties.


     Representatives of Morgan Stanley contacted a representative of SBC Warburg Dillon Read on June 10, 1997 to discuss whether there was a basis upon which to resume discussions. Discussions between the financial advisors during the next few days resulted in a proposal to resume an informal exchange of information.


     On June 20, 1997, Mr. Shackouls and Mr. Steward met and reviewed the status of various issues, including Board representation, the principles and process which might be utilized to establish an exchange ratio and management and employee integration issues. During this meeting, they decided to resume the information exchange.

     During the following week, various information was exchanged between representatives of BR and LL&E and on July 1 and 2, 1997, LL&E and BR, and their respective financial and legal advisors, met to exchange additional data.

     On July 3 through July 6, 1997, LL&E and BR and their respective legal counsel and financial advisors negotiated the structure of the Merger and certain provisions of the Merger Agreement, the Stock Option Agreement and other related documents. The parties and their advisors also reviewed the data received.

     On July 6, 1997, BR and LL&E and their respective legal counsel and financial advisors met to discuss the exchange ratio. These discussions did not result in an agreement on an exchange ratio. The next morning, Mr. Steward met with Mr. Shackouls and the two agreed to terminate negotiations. The LL&E Board of Directors was apprised of this development.

     On July 9, 1997, Mr. Shackouls provided an update of the status of the discussions with LL&E to the BR Board at its regularly scheduled meeting.

     On July 10, 1997, legal counsel to LL&E and BR met to review various issues and to discuss the feasibility of resuming discussions. They agreed to recommend to their respective clients that discussions resume on the basis of a framework proposed by such counsel. On July 13, 1997, Mr. Shackouls and Mr. Steward met and discussed matters principally relating to the exchange ratio.

     From July 13 through July 16, 1997, representatives of LL&E and BR, including their financial advisors, legal counsel and accountants, held numerous meetings to complete their respective factual investigations, resolve various open issues, employee benefit matters and the accounting treatment of the Merger, and to finalize the documentation of the Merger. The exchange ratio was agreed to on July 14, 1997.


     On July 16, 1997, the LL&E Board met with senior management and LL&E's financial and legal advisors to review the proposed Merger. LL&E's management made a presentation regarding LL&E, BR and the proposed Merger. LL&E's financial advisors gave a detailed review of their analyses of the terms of the proposed Merger and each of SBC Warburg Dillon Read and Merrill Lynch orally delivered its opinion, subsequently confirmed in writing, that as of such date the Exchange Ratio was fair to the stockholders of LL&E from a financial point of view. Finally, legal counsel reviewed with the LL&E Board the material terms of the legal documentation to be entered into by LL&E and the Board's fiduciary duties and obligations in consideration of the proposed transaction. After discussion and consideration of the factors described under "-- Reasons for the Merger; Recommendation of the Boards -- Reasons for the Merger -- LL&E," the LL&E Board unanimously approved the Merger, the Merger Agreement and the transactions contemplated thereby.


     On July 16, 1997, the BR Board met with senior management of BR and BR's financial and legal advisors to review the proposed Merger. BR's management made presentations regarding BR, LL&E and the proposed Merger. Morgan Stanley, BR's financial advisor, gave its presentation on certain financial aspects of the Merger and orally delivered its opinion that, as of such date, the Exchange Ratio was fair to BR from a financial point of view. Legal counsel reviewed with the BR Board the material terms of the legal documentation to be entered into by BR and the BR Board's fiduciary duties and obligations in consideration of the proposed Merger. After discussion and consideration of the factors described under "-- Reasons for the

Merger; Recommendation of the Boards -- Reasons for the Merger -- BR," the BR Board unanimously approved the Merger Agreement and the transactions contemplated thereby.

     On the evening of July 16, 1997, LL&E and BR executed the Merger Agreement and the Stock Option Agreement.

     On July 17, 1997, the parties publicly announced that they had entered into a definitive agreement to effect a strategic combination.

REASONS FOR THE MERGER; RECOMMENDATIONS OF THE BOARDS

  Reasons for the Merger -- BR

     At a meeting on July 16, 1997, the BR Board unanimously approved the Merger Agreement and the transactions contemplated thereby. The BR Board believes that the Merger is in the best interests of BR and its stockholders and recommends that BR's stockholders vote "FOR" approval of the Stock Issuance.

     In reaching its determination, the BR Board consulted with BR's management, as well as its financial and legal advisors, and considered the following material factors:

          (i) New Model "Super Independent." The BR Board's belief that the Merger will create a new model of oil and gas company -- the "super independent," combining the critical mass, diversity of global opportunities and financial strength of a major oil and gas company with the exploration and exploitation skills, entrepreneurial spirit, flexibility and responsiveness of an independent oil and gas company.

          (ii) Complementary Strategic Combination. The BR Board's belief that the Merger combines two oil and gas companies with highly complementary management and operating expertise, personnel, asset portfolios and financial attributes. The Merger combines BR's more stable primarily domestic portfolio of properties with LL&E's higher risk domestic and international asset mix, resulting in an attractive reserve life of approximately 10 years and a 75%/25% mix between gas and oil production.

          (iii) Substantially Enhanced Growth Opportunities. The BR Board's belief, in view of the factors described in (iv) through (x) below, that the Merger should enable the combined company to exceed the rates of growth of net asset value and cash flows that BR might achieve on a stand-alone basis.

          (iv) Immediate Cash Flow Per Share Accretion. The Merger is expected to be immediately accretive to BR's operating cash flow per share, although the Merger is expected initially to be dilutive to BR's earnings per share. See "Selected Historical Consolidated Financial Data of BR," "Selected Historical Consolidated Financial Data of LL&E" and "Unaudited Pro Forma Combined Financial Statements."

          (v) Strong Financial Position to Exploit Growth Opportunities. The combined company, on a pro forma basis at June 30, 1997, had approximately $506 million of cash and short-term investments, a net debt to capital ratio of approximately 31%, and a net debt to total market capitalization ratio of approximately 14%. The combined company expects annual operating cash flows to exceed one billion dollars. This strong balance sheet and expected operating cash flow should permit the combined company to exploit and retain larger ownership interests in a greater number of LL&E's exploration prospects and to develop these prospects more rapidly than LL&E could on a stand-alone basis.

          (vi) Attractive and Diverse Portfolio of Global Opportunities. The combined company will have a diversified asset base, with interests in oil and gas producing properties in most of the major domestic oil and gas basins and will have interests in several of the most attractive international hydrocarbon basins, including Algeria, Venezuela and the North Sea. The combined company will enjoy critical mass in the high potential deep water area of the Gulf of Mexico, with interests in 101 deep water leases. The financial resources and relationships of the combined company should enable it to explore and exploit these leases more rapidly than BR or LL&E could on a stand-alone basis. LL&E's interest in the vast unrealized potential of the Madden Field in Wyoming represents a substantial growth opportunity, and

     BR's technical and operating strengths, as well as its gas transportation and processing expertise, should permit the combined company to exploit this property quickly and cost effectively.

          (vii) Critical Mass. On a pro forma basis, the combined company will rank second in worldwide proved reserves among U.S. independent oil and gas companies, with proved reserves of approximately 7.7 Tcfe (trillion cubic feet of gas equivalent) at June 30, 1997 (based upon BR's proved reserves of approximately 5.6 Tcfe and LL&E's proved reserves of approximately 2.1 Tcfe at June 30, 1997), second in worldwide daily production among U.S. independent oil and gas companies, with daily production of 2.2 Bcfe/d (billion cubic feet of gas equivalent/day), first in worldwide net developed acreage among U.S. independent oil and gas companies, with net developed acreage of approximately 3.1 million acres, and third in domestic proved gas reserves among all U.S. oil and gas companies (major and independent), with domestic proved gas reserves of approximately 5.8 Tcf (trillion cubic feet of gas).

          (viii) Operational Synergies from Combined Expertise. BR's operational and technological expertise in the exploitation of oil and gas properties should substantially enhance the value of LL&E's exploration projects and provide additional exploitation opportunities within LL&E's existing assets, while LL&E's experienced exploration staff should generate additional exploration prospects which will be additive to BR's existing inventory of exploratory prospects. The combined company will have substantial expertise in key oil and gas exploration and exploitation technologies, combining technological expertise in coalbed methane recovery, horizontal drilling, gas processing, ultra deep drilling, 3D seismic and deep water explorations.

          (ix) Potential Cost Synergies. The combined company should have substantial professional resources which will allow the optimal deployment of existing personnel. Through operating efficiencies, rationalization of personnel and facilities, and other cost savings opportunities, the combined company expects to realize annual savings of $20 million to $30 million by 1999.

          (x) Enhanced Gas Marketing Capability. The Merger will enhance the scope of BR's natural gas marketing, adding LL&E's Gulf Coast and Rocky Mountain natural gas production to BR's existing production and east/west transportation capacity. This should enable the combined company to move substantial natural gas volumes to the highest value markets nationwide. The combined company's enhanced natural gas marketing capabilities should enable the combined company to obtain improved pricing for the natural gas it produces.

          (xi) Transaction Terms. The terms of the Merger Agreement and the Stock Option Agreement, including the fact that BR will be entitled to receive up to a total of $120,000,000 in fees and LL&E Stock, plus reimbursement of its expenses up to $8,000,000, under certain circumstances, if the Merger Agreement is terminated.

          (xii) Advice of Financial Advisor. The opinion of BR's financial advisor, Morgan Stanley, described below, as to the fairness to BR from a financial point of view of the Exchange Ratio. See "-- Opinion of BR's Financial Advisor."

          (xiii) Presentation of BR Management. BR management's presentation and conclusion that the Exchange Ratio is fair from a financial point of view to BR.

          (xiv) Certain Risks. The BR Board also considered potential risks associated with the Merger, including the possibilities that the combined company may not be able to retain and successfully integrate key personnel of BR and LL&E, that the combined company may not realize significant operational or financial synergies, and that the Merger could be disruptive to the businesses or operations of BR and LL&E.

     The foregoing discussion sets forth the material information and factors considered by the BR Board. In view of the variety of factors considered in connection with its evaluation of the Merger, the BR Board did not find it practicable or necessary to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the BR Board may have given different weights to different factors.

     THE BR BOARD UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF BR COMMON STOCK VOTE FOR APPROVAL OF THE STOCK ISSUANCE.

  Reasons for the Merger -- LL&E

     The LL&E Board has (a) determined unanimously that the Merger, the Merger Agreement and the transactions contemplated thereby are advisable and fair to and in the best interests of LL&E and its stockholders, (b) directed that the proposed transaction be submitted for consideration by the LL&E stockholders and
(c) recommended that LL&E stockholders vote in favor of the approval of the Merger, the Merger Agreement and the transactions contemplated thereby. In reaching this conclusion, the LL&E Board, with the assistance of its financial and legal advisors, considered a number of factors, including, without limitation, the following:

          (i) the Merger will permit LL&E stockholders to share in the combined company's positive synergies in terms of enhanced financial and operational resources and flexibility, the combination of complementary skills and experience, as well as the combined entity's enhanced ability to take advantage of future strategic opportunities;

          (ii) the Merger should allow the combined company to meet the challenges of the increasingly competitive environment in the oil and gas industry more effectively than LL&E could on its own because BR's financial capacity and engineering expertise complement LL&E's exploration skills, domestic and international property base and prospect inventory, thereby enabling LL&E to achieve its strategic objectives substantially earlier than it could independently;

          (iii) the Board considered and analyzed alternative strategies for growth to address the anticipated need for greater capital to pursue opportunities in the future and to exploit aggressively LL&E's present positions and found the Merger to be the best alternative;

          (iv) the addition of BR's more stable, primarily domestic portfolio of property to LL&E's higher risk, domestic and international asset mix creates a diverse and complementary asset base;

          (v) the combination of BR's longer-lived gas reserves with LL&E's shorter-lived reserve base should result in an attractive reserve life of approximately 10 years, with a 75%/25% mix between gas and oil production;


          (vi) the oral and written presentations of SBC Warburg Dillon Read and Merrill Lynch and their respective opinions that, as of July 16, 1997, the Exchange Ratio is fair to the stockholders of LL&E from a financial point of view and the analyses forming the bases for such opinions. See
     "-- Opinions of LL&E's Financial Advisors" for a discussion of the factors considered in rendering the opinions. Such opinions, which are subject to limitations, qualifications and assumptions, are included as Appendices D and E, respectively, hereto and should be read in their entirety;


          (vii) LL&E management's presentation and conclusion that the Exchange Ratio is fair from a financial point of view to the stockholders of LL&E; and

          (viii) the view of LL&E management that there would be cost-saving synergies from the Merger which should improve the financial performance of the combined entity through the elimination of duplicative activities and by creating improved operating efficiencies and lower costs.

     In reaching the determination that the Merger, the Merger Agreement and the transactions contemplated thereby were fair to and in the best interests of LL&E and its stockholders, the LL&E Board also considered a number of additional factors, including its discussions with LL&E's management concerning the results of LL&E's investigation of BR, the strategic, operational and financial opportunities available to LL&E, the historical and current market prices of LL&E Stock and BR Common Stock and the proposed structure of the transaction and the other terms of the Merger Agreement and related agreements.

     The LL&E Board also considered certain risks and potential disadvantages associated with the Merger, including the risk that the positive synergies will not be realized to the degree anticipated if key management personnel of both companies are not successfully retained and productively integrated into the combined organization, the management distractions necessarily associated with a business combination of the magnitude of the Merger and the potential disruption to the businesses of BR and LL&E, along with the risk that the transaction might not be completed as a result of a failure to satisfy the conditions to the Merger Agreement.

     The foregoing discussion of the information and factors which were given weight by the LL&E Board is not intended to be exhaustive, but is believed to include all material factors considered by the LL&E Board. The LL&E Board did not assign specific weights to the foregoing factors and individual directors may have given different weights to different factors. After considering all such factors,

     THE LL&E BOARD UNANIMOUSLY RECOMMENDS TO ITS STOCKHOLDERS THAT THEY VOTE FOR APPROVAL AND ADOPTION OF THE MERGER, THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY.

OPINION OF BR'S FINANCIAL ADVISOR

     BR retained Morgan Stanley to act as its financial advisor in connection with the transactions contemplated by the Merger Agreement based on Morgan Stanley's qualifications, expertise and reputation. On July 16, 1997, Morgan Stanley rendered to the BR Board its oral opinion which was confirmed in writing by a letter dated July 16, 1997 (the "Morgan Stanley Opinion") that, as of such date and based upon and subject to the various considerations set forth in such opinion, the Exchange Ratio pursuant to the Merger Agreement was fair from a financial point of view to BR. The BR Board does not intend to obtain any further opinion of Morgan Stanley in connection with the Merger.

     THE FULL TEXT OF THE MORGAN STANLEY OPINION WHICH SETS FORTH, AMONG OTHER THINGS, ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS OF THE REVIEW UNDERTAKEN, IS ATTACHED AS APPENDIX C TO THIS JOINT PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. HOLDERS OF BR COMMON STOCK ARE URGED TO, AND SHOULD, READ THE MORGAN STANLEY OPINION CAREFULLY AND IN ITS ENTIRETY. THE MORGAN STANLEY OPINION IS DIRECTED TO THE BR BOARD, ADDRESSES ONLY THE FAIRNESS OF THE EXCHANGE RATIO PURSUANT TO THE MERGER AGREEMENT FROM A FINANCIAL POINT OF VIEW TO BR, AND DOES NOT ADDRESS ANY OTHER ASPECT OF THE MERGER, DOES NOT EXPRESS AN OPINION AS TO THE PRICE AT WHICH BR COMMON STOCK WILL TRADE AT ANY TIME, NOR DOES IT CONSTITUTE AN OPINION OR RECOMMENDATION TO ANY STOCKHOLDER OF BR AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE BR SPECIAL MEETING. THE SUMMARY OF THE MORGAN STANLEY OPINION SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

     In connection with rendering its opinion, Morgan Stanley, among other things: (i) reviewed certain publicly available financial statements and other information of LL&E and BR; (ii) reviewed certain internal financial statements and other financial and operating data, including internal reserve estimates and certain financial forecasts, concerning LL&E prepared by the management of LL&E;
(iii) discussed the past and current operations and financial condition and the prospects of LL&E, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of LL&E; (iv) analyzed certain internal financial statements and other financial operating data, including internal reserve estimates and certain financial forecasts, concerning BR prepared by the management of BR; (v) discussed the past and current operations and financial condition and the prospects of BR, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of BR, and analyzed the pro forma impact of the Merger on BR's cash flow per share, earnings per share, consolidated capitalization and financial ratios; (vi) reviewed the reported prices and trading activity for LL&E Stock and BR Common Stock; (vii) compared the financial performance of LL&E and the prices and trading activity of LL&E Stock with that of certain other comparable publicly-traded companies and their securities; (viii) compared the financial performance of BR and the prices and trading activity of BR Common Stock with that of certain other comparable publicly-traded companies and their securities; (ix) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions; (x) participated in discussions and negotiations among representatives of LL&E and BR and their financial and legal advisors; (xi) reviewed the July 15, 1997 draft of the Merger Agreement, including exhibits thereto, and certain related documents; and (xii) performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

     In rendering its opinion, Morgan Stanley assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by Morgan Stanley for purposes of its opinion. With respect to the financial forecasts provided by the management of LL&E and BR, respectively, Morgan Stanley assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of LL&E and BR, respectively. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of LL&E or BR, nor was Morgan Stanley furnished with any such appraisal. With respect to the reserve estimates referred to in clauses (ii) and (iv) in the above paragraph, Morgan Stanley is not an expert in the engineering evaluation of oil and gas properties and, with the consent of BR Board, has relied solely upon the internal reserve estimates of LL&E and BR, respectively. In addition, Morgan Stanley assumed that the Merger would be consummated in accordance with the terms set forth in the July 15, 1997 draft of the Merger Agreement. Morgan Stanley also relied as to all legal matters on advice of counsel to BR. The Morgan Stanley Opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of the date of, the Morgan Stanley Opinion. Morgan Stanley does not have any obligation to update, revise or reaffirm its opinion.

     The following is a summary of certain analyses contained in the materials presented by Morgan Stanley to the BR Board at its meeting on July 16, 1997 in connection with the Morgan Stanley Opinion.

     Historical Stock Price Analysis. Morgan Stanley reviewed the daily historical ratios of the closing stock prices per share of LL&E Stock and BR Common Stock for the period from July 14, 1995 to July 15, 1997. Morgan Stanley calculated that the average of the ratios of the closing stock prices per share of LL&E Stock and BR Common Stock for the following specified periods ending July 15, 1997 were (i) 1.151x since July 14, 1995 (ii) 1.201x over the last 30 days and (iii) 1.160x over the last twelve months (with a high of 1.508x and a low of .899x since July 14, 1996). In addition, the ratio of closing stock prices per share of LL&E Stock and BR Common Stock on July 15, 1997 was approximately 1.212x. This is in comparison to the Exchange Ratio of 1.525.

     Comparable Company Analysis. As part of this analysis, Morgan Stanley compared certain financial information of BR and LL&E with that of a group of eight publicly traded oil and gas exploration and production companies: Anadarko Petroleum Corporation, Apache Corporation, Enron Oil & Gas Company, Noble Affiliates, Inc., Oryx Energy Company, Pogo Producing Company, Santa Fe Energy Resources, Inc., and United Meridian Corporation (collectively, the "Comparables"). Such comparison of financial information included analysis of financial ratios such as stock price to forecasted 1997 and 1998 cash flow per share and the multiple of equity value plus net debt plus preferred stock ("Aggregate Value") to forecasted 1997 and 1998 earnings before interest, taxes, depreciation and amortization ("EBITDA"). Morgan Stanley noted that (i) based on a compilation of cash flow projections obtained from Morgan Stanley's equity research and other equity research analysts and on share prices as of July 15, 1997, the Comparables traded at multiples of share price to forecasted 1997 cash flow per share in a range of 4.1 times to 11.8 times and to forecasted 1998 cash flow per share in a range of 3.8 times to 9.6 times, compared to 7.7 times for BR and 5.2 times for LL&E based on forecasted 1997 cash flow per share, and compared to 7.7 times for BR and 5.1 times for LL&E based on forecasted 1998 cash flow per share, and (ii) based on publicly available information and implied market valuations as of July 15, 1997, the Comparables traded at multiples of Aggregate Value to forecasted 1997 EBITDA in a range of 4.8 times to 11.8 times, and at multiples of Aggregate Value to forecasted 1998 EBITDA in a range of 3.5 times to 9.6 times, compared to 7.1 times for BR and 5.9 times for LL&E based on forecasted 1997 EBITDA, and compared to 7.2 times for BR and
5.8 times for LL&E based on forecasted 1998 EBITDA.

     No company utilized in the comparable company analysis is identical to BR or LL&E. In evaluating the Comparables, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of BR and LL&E such as the impact of competition on the business of BR and LL&E and the industry generally, industry growth and the absence of any material adverse change in the financial condition and prospects of BR or LL&E or the industry or in the financial markets in general. Mathematical analysis (such as determining the average or median) of the financial ratios of the Comparables is not in itself a meaningful method of using comparable company data.

     Relative Net Asset Valuation Analysis. Morgan Stanley estimated the present value of the future cash flows that LL&E expects to generate from its proved, probable and possible reserves as of January 1, 1997 based on reserve, production and production cost estimates and a range of discount rates, all as provided by LL&E management and discussed with BR management without giving effect to any potential synergies that may result from the Merger. Morgan Stanley added to such estimated values for proved, probable and possible reserves assessments of the historical value of certain other assets and liabilities of LL&E, including certain exploration and exploitation prospects, other land and acreage, working capital and debt under three scenarios (the "Low Case", the "Base Case", and the "High Case"). These assessments were made by Morgan Stanley based on information provided by LL&E management and on various industry benchmarks and assumptions provided by and discussed with BR management.

     Morgan Stanley estimated the present value of the future cash flows that BR expects to generate from its proved reserves as of January 1, 1997 based on reserve, production and production cost estimates and a range of discount rates, all as provided by BR management and discussed with BR management without giving effect to any potential synergies that may result from the Merger. Morgan Stanley added to such estimated values for proved reserves assessments of the historical value of certain other assets and liabilities of BR, including probable and possible reserves, certain additional exploration and exploitation prospects, other land and acreage, working capital and debt under three scenarios (the "Low Case", the "Base Case", and the "High Case"). These assessments were made by Morgan Stanley based on information provided by BR management and on various industry benchmarks and assumptions provided by BR management and discussed with BR management.

     For the purposes of this analysis, Morgan Stanley relied on the accuracy of all estimates and information provided by LL&E and BR. From this analysis Morgan Stanley calculated a range of implied per share equity values for LL&E and BR, in the Base Case, Low Case, and High Case scenarios, respectively. The Relative Net Asset Valuation Analysis resulted in implied exchange ratios for the LL&E Base Case relative to the BR Low Case and High Case of 1.1 to 1.9, for the LL&E Low Case relative to the BR Low Case and High Case of 0.8 to 1.3, and for the LL&E High Case relative to the BR Low Case and High Case of 1.3 to 2.1, respectively. The Relative Net Asset Valuation Analysis resulted in implied exchange ratios for the BR Base Case relative to the LL&E Low Case and High Case of 0.9 to 1.5, for the BR Low Case relative to the LL&E Low Case and High Case of 1.3 to 2.1, and for the BR High Case relative to the LL&E Low Case and High Case of 0.8 to 1.3, respectively.

     Contribution Analysis. Morgan Stanley reviewed certain historical operating and financial information (including, among other things, equity market capitalization, book value, oil and gas production volumes, 1996 standardized measure discounted future net cash flows ("SEC 10 Value"), and proved reserves) for BR, LL&E and the pro forma combined entity resulting from the Merger, without giving effect to any potential synergies that may result from the Merger, based on publicly available information. The analysis indicated that LL&E, the stockholders of which will receive approximately 30% of the fully diluted equity interest of the combined company, would contribute (i) 25.8% of the combined pro forma equity market capitalization of the combined company based on the implied market valuation of BR and LL&E as of July 15, 1997, (ii) 26.1% of the total debt of the combined company based on the total debt of BR and LL&E as of March 31, 1997, respectively, (iii) 17.2% of the book value of the combined company based on the book value of BR and LL&E as of March 31, 1997, respectively, (iv) 48.3%, 21.6% and 28.3% of the pro forma combined oil, gas and total production, respectively, based on annualized second quarter production volumes as of June 30, 1997, (v) 22.5% of the pro forma combined SEC 10 Value as of December 31, 1996, and (vi) 36.5%, 24.3%
and 26.8% of the pro forma combined oil, gas and total reserves, respectively, of the combined entity based on the adjusted total reserves as of December 31, 1996 of BR and LL&E, respectively.

     Analysis of Certain Pro Forma Credit Considerations. Morgan Stanley reviewed certain pro forma credit considerations for the combined entity following the Merger based on certain income statement and balance sheet items of BR and LL&E, respectively, as of March 31, 1997. In conducting such analysis, Morgan Stanley assumed that the Merger will be accounted for as a pooling of interests. Such analysis indicated the following pro forma information. Pro forma Last Twelve Months ("LTM") earnings before interest and taxes ("EBIT") as a multiple of pro forma LTM net interest would be 4.5 times for the combined entity, compared to 4.6 times and 4.0 times for BR and LL&E, respectively, on a stand-alone basis for the LTM ending March 31, 1997. The pro forma cash flow to total net debt ratio would be 72.0% for the combined entity, compared to 64.2% and 96.7% for BR and LL&E, respectively, on a stand-alone basis for the LTM ending March 31, 1997. The pro forma net debt to total market capitalization ratio would be 14.2% for the combined entity, compared to 13.0% and 17.8% for BR and LL&E, respectively, on a stand-alone basis for the LTM ending March 31, 1997 and based on the implied market valuation of BR and LL&E as of July 15, 1997. The pro forma net debt to total book capitalization ratio would be 30.4% for the combined entity, compared to 26.2% and 45.5% for BR and LL&E, respectively, on a stand-alone basis for the LTM ending March 31, 1997.

     Analysis of Impact of the Merger on Operating Cash Flow. Morgan Stanley analyzed the impact of the Merger on BR's operating cash flow per share for the fiscal years ended 1997 and 1998 without giving effect to any potential synergies that may result from the Merger. The analysis was performed utilizing securities research analyst estimates, including estimates provided by Morgan Stanley's equity research analysts, for the fiscal years ended 1997 and 1998 for BR and LL&E, respectively. Based on these forecasts, the Merger is expected to be modestly accretive to BR's operating cash flow per share in the first year after the consummation of the Merger.

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all its analyses as a whole and did not attribute any particular weight to any particular analysis or factor considered by it. Furthermore, selecting any portion of Morgan Stanley's analyses or factors considered by it, without considering all analyses and factors as a whole, would create an incomplete view of the process underlying its opinion. In addition, Morgan Stanley may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should therefore not be taken to be Morgan Stanley's view of the actual value of BR or LL&E.

     In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of BR or LL&E. The analyses performed by Morgan Stanley are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as a part of Morgan Stanley's analyses of the fairness of the Exchange Ratio from a financial point of view to BR in connection with the Merger and were conducted in connection with the delivery of the Morgan Stanley Opinion. The analyses do not purport to be appraisals or to reflect the prices at which BR or LL&E actually may be valued or the prices at which their stocks may actually trade in the marketplace. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty.

     In addition, as described in this Joint Proxy Statement/Prospectus, Morgan Stanley's opinion and presentation to the BR Board was one of many factors taken into consideration by the BR Board in making its determination to recommend approval of the issuance of BR Common Stock in the Merger. Consequently, the Morgan Stanley analyses described above should not be viewed as determinative of the opinion of the BR Board or the view of the management of BR with respect to the value of BR or of whether the BR Board would have been willing to agree to a different exchange ratio. The Exchange Ratio was determined through negotiations between BR and LL&E and was approved by the BR Board. Morgan Stanley provided advice to BR during the course of such negotiations; however, the decision to enter into the Merger Agreement and to accept the Exchange Ratio was solely that of the BR Board.

     Pursuant to a letter agreement dated June 1, 1997 (the "Morgan Stanley Engagement Letter"), BR engaged Morgan Stanley to act as its financial advisor in connection with a potential business combination with LL&E. Pursuant to the terms of the Morgan Stanley Engagement Letter, BR agreed to pay Morgan Stanley an advisory fee or a transaction fee depending on whether a transaction is consummated. The advisory fee, payable if no transaction is consummated, is expected to be between $100,000 and $150,000. If a transaction involving LL&E is consummated, Morgan Stanley will be entitled to receive a transaction fee of approximately $11.2 million against which any advisory fee paid will be credited. BR has also agreed to reimburse Morgan Stanley for its out-of-pocket and legal expenses and to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities, including liabilities under federal securities laws, and expenses, related to Morgan Stanley's engagement.


     Morgan Stanley is an internationally recognized investment banking and advisory firm. As part of its investment banking business, Morgan Stanley is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations, for estate, corporate and other purposes. Morgan Stanley is a full-service securities firm engaged in securities trading and brokerage activities, as well as providing investment banking, financing and financial advisory services. In the course of its trading, brokerage and financing activities, Morgan Stanley may, at any time, hold long or short positions in, and may trade or otherwise effect transactions for its own account or the accounts of customers in, debt or equity securities or senior loans of BR or LL&E. From time to time, Morgan Stanley has provided investment banking and financial advisory services to BR and LL&E and has received fees for rendering such services.


OPINIONS OF LL&E'S FINANCIAL ADVISORS


     Opinion of SBC Warburg Dillon Read



     LL&E retained SBC Warburg Dillon Read to act as one of its financial advisors in connection with the Merger. Prior thereto, SBC Warburg Dillon Read had provided general financial advisory and financing services for LL&E from time to time.



     On July 16, 1997, SBC Warburg Dillon Read rendered its oral opinion, which was confirmed by its written opinion dated July 16, 1997, to the LL&E Board to the effect that, based upon and subject to certain matters stated therein, as of the date of such opinion, the Exchange Ratio was fair to LL&E stockholders from a financial point of view.



     THE FULL TEXT OF THE SBC WARBURG DILLON READ OPINION DATED JULY 16, 1997, WHICH SETS FORTH A DESCRIPTION OF THE ASSUMPTIONS MADE, GENERAL PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED HERETO AS APPENDIX D. SBC WARBURG DILLON READ'S OPINION IS DIRECTED ONLY TO THE FAIRNESS TO LL&E STOCKHOLDERS, FROM A FINANCIAL POINT OF VIEW, OF THE EXCHANGE RATIO AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY LL&E STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE ON THE MERGER AGREEMENT. LL&E STOCKHOLDERS ARE URGED TO READ THE OPINION CAREFULLY IN ITS ENTIRETY, ESPECIALLY WITH REGARD TO THE ASSUMPTIONS MADE AND MATTERS CONSIDERED BY SBC WARBURG DILLON READ. THE SUMMARY OF THE OPINION SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.



     SBC Warburg Dillon Read has consented to the use of Appendix D, containing its opinion dated July 16, 1997, in this Joint Proxy Statement/Prospectus and to the references to SBC Warburg Dillon Read under the headings "Summary" and "The Merger" in this Joint Proxy Statement/Prospectus. In giving such consent, SBC Warburg Dillon Read does not admit that it comes within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission promulgated thereunder, nor does SBC Warburg Dillon Read admit that it is an expert with respect to any part of the Registration Statement in which this Joint Proxy Statement/Prospectus is included, within the meaning of the term "experts" as used in the Securities Act or the rules and regulations of the Commission promulgated thereunder.

     In arriving at its opinion, SBC Warburg Dillon Read has, among other things, (i) reviewed the Merger Agreement, (ii) reviewed certain publicly available business and historical financial information relating to LL&E and BR,
(iii) reviewed and performed analyses based on certain financial information and other data relating to the business and prospects of LL&E that was prepared by the management of LL&E, including financial projections based on LL&E's business plan and, in particular, (A) certain estimates of the proved, probable and possible reserves, (B) projected annual production of such reserves, (C) exploration successes and related production in certain domestic and international areas, and (D) amounts and timing of the cost savings and related expenses and synergies expected to result from the Merger ("Expected Synergies"), (iv) reviewed certain financial information and other data relating to the business and prospects of BR that was prepared by the management of BR, including financial projections based on BR's business plan and, in particular,
(A) certain estimates of the proved reserves and (B) projected annual production of such reserves, (v) considered the pro forma per share effects of the Merger on LL&E's and BR's current and prospective earnings and cash flow per share,
(vi) reviewed publicly available financial and stock market data with respect to certain other companies in lines of business we believe to be generally comparable to those of LL&E and BR, (vii) compared the financial terms of the Merger with the financial terms of certain other selected transactions, (viii) reviewed the historical market prices and trading volumes of the LL&E Stock and the BR Common Stock, (ix) conducted discussions with selected members of the senior managements of LL&E and BR and participated in certain discussions and negotiations among representatives of LL&E and BR and their financial advisors and legal advisors, and (x) conducted such other financial studies, analyses and investigations, and considered such other information as SBC Warburg Dillon Read deemed necessary or appropriate.



     In connection with its review, SBC Warburg Dillon Read has not independently verified any of the foregoing information and has relied on its being complete and accurate in all material respects. In addition, SBC Warburg Dillon Read has not made any evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of LL&E or BR, nor has SBC Warburg Dillon Read been furnished with any such evaluation or appraisal other than the valuation assessments discussed above.



     With respect to the financial projections referred to above, SBC Warburg Dillon Read has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of LL&E's and BR's managements as to the future financial performance of each company. With respect to the Expected Synergies, SBC Warburg Dillon Read has assumed that they have also been reasonably prepared on bases reflecting the best currently available estimates and judgments of LL&E's management. SBC Warburg Dillon Read has further assumed that the Merger will qualify as a tax-free reorganization for U.S. federal income tax purposes. Further, SBC Warburg Dillon Read's opinion is based on economic, monetary and market conditions existing on the date of its opinion.



     SBC Warburg Dillon Read was not authorized by LL&E or the LL&E Board to solicit, nor did it solicit, third party indications of interest for the acquisition of all or any part of LL&E. In addition, SBC Warburg Dillon Read was not asked to consider, and its opinion does not in any manner address, the price at which shares of BR will actually trade following the consummation of the Merger. LL&E did not impose any other limitations on the scope of SBC Warburg Dillon Read's analyses.



     In arriving at its opinion and as to the significance and relevance of each analysis and factor, SBC Warburg Dillon Read did not assign any particular weight to any analysis or factor considered by it, but rather made qualitative judgments based on its experience in rendering such opinions and on the existing economic, monetary and market conditions as of the date of its opinion. Accordingly, SBC Warburg Dillon Read believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and its opinion. In its analyses, SBC Warburg Dillon Read made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond LL&E's or BR's control. Any estimates contained in SBC Warburg Dillon Read's analyses are not necessarily indicative of actual values or predictive of the future results or values, which may be significantly more or less favorable than as set forth therein. In addition, analyses relating to the value of a business or securities do not purport to be appraisals or to reflect the actual prices at which businesses or securities might be sold.

     The following paragraphs summarize the material quantitative analyses performed by SBC Warburg Dillon Read in arriving at the opinion dated July 16, 1997 presented to the LL&E Board:



     Historical Stock Trading Analysis. SBC Warburg Dillon Read reviewed the daily historical closing prices of LL&E Stock during the period from January 1, 1995 to July 11, 1997. During this period, the low closing share price for LL&E was $32.625 on January 31, 1995, and the high closing share price for LL&E was $62.250 on November 22, 1996. SBC Warburg Dillon Read also reviewed the ratio of the closing share price of LL&E to the closing share price of BR during the period from January 1, 1995 to July 11, 1997. During this period, the average implied exchange ratio was 1.114, the low implied exchange ratio was 0.890 on March 14, 1995 and the high implied exchange ratio was 1.508 on May 21, 1996 compared to the Exchange Ratio of 1.525.



     Relative Net Asset Valuation Analysis. Under this method, SBC Warburg Dillon Read calculated the present value of the future cash flows that (i) LL&E expects to generate from its proved, probable and possible reserves in each of its domestic operating regions and internationally, in the United Kingdom, Colombia and Indonesia, and that (ii) BR expects to generate from its proved reserves in each of its domestic operating regions. The present value calculations for LL&E and BR were performed as of January 1, 1997 and incorporated three separate pricing scenarios (the "Low Case," the "Base Case" and the "Upside Case"). The present value of the future cash flows for LL&E and BR were analyzed over a range of pre-tax discount rates from 12% to 15% and after-tax discount rates from 10% to 12%.



     In addition to the present value of BR's proved reserves, SBC Warburg Dillon Read made an estimate of BR's probable and possible reserves. The Relative Net Asset Valuation Analysis also included certain assessments of the valuations of certain miscellaneous assets, and the undeveloped properties and exploratory prospects of LL&E and BR. The summation of the present value of each company's proved, probable and possible reserves and each company's miscellaneous assets (including net working capital and cash proceeds from exercise of stock options), undeveloped properties and exploratory prospects less each company's (i) estimated present value of certain general and administrative expenses, (ii) long-term debt and (iii) estimates of certain other long-term liabilities, each as of January 1, 1997, represented each respective company's aggregate net asset value. The net asset value per share for each company was then determined on a fully-diluted basis as of January 1, 1997.


     The three natural gas price scenarios were based on NYMEX (Henry Hub, Louisiana delivery) price forecasts from which adjustments were made by each respective company to reflect the value differential related to (i) the transportation charges associated with location of the gas reserves relative to the Henry Hub, Louisiana delivery point, (ii) the volumetric heating value relative to the British Thermal Unit ("Btu") quote per the NYMEX price quotation and (iii) such other adjustments required to reflect the price received at the wellhead for any given property, well or field. The NYMEX price quotation is stated in heating value equivalents of 1,000 Btus per one cubic foot of gas delivered to the Henry Hub. The NYMEX natural gas price is quoted in $/MMBtu (millions of Btus).

     The three oil price scenarios were also based on NYMEX (Cushing, Oklahoma delivery) price forecasts from which adjustments were also made by each respective company to reflect the value differential related to (i) the transportation charges associated with location of the oil reserves relative to the Cushing, Oklahoma delivery point and (ii) such other adjustments required to reflect the price received at the wellhead for any given property, well or field.

     In the Low Case price scenario, natural gas prices on a NYMEX basis for the period beginning January 1, 1997 were assumed to remain constant at $1.95 per MMBtu. Oil prices for the same period and on the same NYMEX basis were assumed to also remain constant at $18.65 per barrel. In addition, lease operating costs and capital expenditures were also unescalated under the Low Case price scenario.

     In the Base Case price scenario, natural gas prices on a NYMEX basis per MMBtu for the years 1997 through 2007 were assumed to be $2.12, $2.11, $2.17, $2.24, $2.31, $2.38, $2.45, $2.53, $2.61, $2.70 and $2.79, respectively, and were assumed to escalate at 3.4% per annum thereafter. In the Base Case price scenario, oil prices on a NYMEX basis per barrel for the years 1997 through 2007 were assumed to be $20.87, $20.80,

$21.20, $21.75, $22.27, $22.82, $23.39, $23.98, $24.53, $25.18 and $25.76,
respectively, and were assumed to escalate at 2.6% per annum thereafter.

     In the Upside Case price scenario, natural gas prices on a NYMEX basis per MMBtu for the years 1997 through 2007 were assumed to be $2.21, $2.30, $2.40, $2.50, $2.60, $2.70, $2.81, $2.92, $3.04, $3.16 and $3.29, respectively, and were assumed to escalate at 3.0% per annum thereafter. In the Upside Case price scenario, oil prices on a NYMEX basis per barrel for the years 1997 through 2007 were assumed to be $20.25, $22.00, $23.00, $24.00, $25.00, $26.04, $27.13,
$28.26, $29.43, $30.66 and $31.94, respectively, and were assumed to escalate at 3.0% per annum thereafter.

     In addition, the lease operating expenses and capital expenditures were escalated on an annual basis at 2% and 4%, respectively, for the Base Case and Upside Case price scenarios.

     The Relative Net Asset Valuation Analysis resulted in implied exchange ratio ranges for the Low Case, Base Case and Upside Case oil and gas price scenarios of 1.309 to 1.311, 1.456 to 1.474, and 1.518 to 1.591, respectively.


     Relative Comparable Company Trading Analysis. SBC Warburg Dillon Read calculated implied equity values for LL&E and BR and the resultant implied exchange ratios based on an analysis of the following publicly traded companies:
Anadarko Petroleum Corporation, Apache Corporation, Enron Oil and Gas Company, Enserch Exploration, Inc., Murphy Oil Corporation, Newfield Exploration Company, Noble Affiliates, Inc., Oryx Energy Company, Pogo Producing Company, Seagull Energy Corporation, Union Pacific Resources Group Inc., Union Texas Petroleum Holdings, Inc., United Meridian Corporation and Vastar Resources, Inc. (collectively, the "Comparable Companies"). In an attempt to better measure trading levels of these companies which SBC Warburg Dillon Read believes may be affected, in part, by their reserve and production characteristics, SBC Warburg Dillon Read further divided this group into those companies with a reserves/production statistic ("R/P") less than 9.0 (the "Low R/P Peer Group") and those with an R/P greater than or equal to 9.0 (the "High R/P Peer Group"). LL&E has an R/P of 7.2, and BR has an R/P of 11.5. SBC Warburg Dillon Read compared LL&E's financial statistics to the Low R/P Peer Group and BR's financial statistics to the High R/P Peer Group.



     SBC Warburg Dillon Read calculated the net market capitalization of the Comparable Companies as a multiple of each such company's (i) earnings before interest, taxes, depreciation, depletion, amortization, and exploration expense ("EBITDAX") for the latest twelve months ("LTM") ended March 31, 1997 or the date of the latest available 10-K or 10-Q, (ii) estimated 1997 EBITDAX and (iii) estimated 1998 EBITDAX. For this purpose, SBC Warburg Dillon Read defined "Net Market Capitalization" as market value of the relevant company's common equity plus total debt, plus liquidation value of preferred stock and book value of minority interest, less cash and cash equivalents. SBC Warburg Dillon Read then calculated the implied Net Market Capitalization for LL&E based on the Low R/P Peer Group and for BR based on the High R/P Peer Group. The average multiples yielded by such calculations for the Low R/P Peer Group were 5.6x LTM EBITDAX, 5.5x estimated 1997 EBITDAX, and 5.0x estimated 1998 EBITDAX. The average multiples yielded by such calculations for the High R/P Peer Group were 7.1x LTM EBITDAX, 7.0x estimated 1997 EBITDAX, and 6.1x estimated 1998 EBITDAX. Applying these multiples to LL&E's and BR's Base Case business plan statistics resulted in implied exchange ratios of 1.305, 1.271, and 1.252, respectively.



     SBC Warburg Dillon Read also calculated the adjusted Net Market Capitalization of LL&E based on the Low R/P Peer Group and the adjusted Net Market Capitalization of BR based on the High R/P Peer Group as a multiple of each such company's 1996 fiscal year-end pre-tax SEC 10 value, 1996 fiscal year-end after-tax SEC 10 value and proved reserves also as of each company's respective fiscal year-end on an Mcf equivalent ("Mcfe") (6:1) basis. The average multiples yielded by such calculations for the Low R/P Peer Group were $1.54 per Mcfe, 0.9x 1996 fiscal year-end pre-tax SEC 10 value and 1.2x 1996 fiscal year-end after-tax SEC 10 value. The average multiples yielded by such calculations for the High R/P Peer Group were $1.17 per Mcfe, 0.9x 1996 fiscal year-end pre-tax SEC 10 value and 1.3x 1996 fiscal year-end after-tax SEC 10 value. Applying these multiples to LL&E's and BR's Base Case business plan statistics resulted in implied exchange ratios of 1.168, 1.035, and 0.940, respectively.

     SBC Warburg Dillon Read also calculated the implied equity value of LL&E based on the Low R/P Peer Group and the implied equity value of BR based on the High R/P Peer Group as a multiple of each such company's cash flow from operations ("CFFO"). SBC Warburg Dillon Read defined "CFFO" as net income plus depreciation, depletion, amortization, deferred taxes, exploration expenses and other non-cash items, but before effects of changes in working capital. The average multiples yielded by such calculations for the Low R/P Peer Group were 5.4x LTM CFFO, 5.3x estimated 1997 CFFO and 4.8x estimated 1998 CFFO. The average multiples yielded by such calculations for the High R/P Peer Group were 7.3x LTM CFFO, 7.0x estimated 1997 CFFO and 6.3x estimated 1998 CFFO. Applying these multiples to LL&E's and BR's Base Case business plan statistics resulted in implied exchange ratios of 1.180, 1.192, and 1.126, respectively.


     No company utilized in the above Relative Comparable Company Trading Analysis nor any company or transaction utilized in the Transaction Multiples for Selected Acquisitions analysis below is identical to LL&E, BR or the Merger. Accordingly, an analysis of the results of such analyses is not purely mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable companies or company to which they are being compared.


     Relative Discounted Cash Flow Analysis. SBC Warburg Dillon Read performed a discounted cash flow analysis on each of LL&E and BR on a standalone basis using a set of underlying operating projections which were based upon the financial forecasts provided by the respective managements of LL&E and BR under the Low Case, Base Case, and Upside Case commodity price scenarios (collectively, the "Management Cases") described above. In addition, a revised plan for BR under each of the Low Case, Base Case, and Upside Case commodity price scenarios (the "Revised Low Case," "Revised Base Case," and "Revised Upside Case," collectively the "Revised Cases") was developed pursuant to discussions with LL&E's technical team. The BR Revised Cases reflected certain adjustments to BR's business plan, which included, but were not limited to, reductions in its drilling programs in the Mid-Continent and Gulf Coast regions.



     Utilizing the projections discussed above, SBC Warburg Dillon Read calculated the theoretical discounted net present value per fully-diluted share for each of LL&E and BR by adding together the present value of (i) the projected stream of unlevered free cash flow after changes in working capital and capital expenditures through the year 2002 for each company and (ii) the projected value at the end of the year 2002 (the "Terminal Value") less the net debt balance for each respective company as of March 31, 1997. The discount rates applied to both companies ranged from 10.0% to 12.0%. The terminal multiples of EBITDAX used to calculate the Terminal Value of each company ranged from 5.0x to 6.0x for LL&E and from 6.5x to 7.5x for BR.


     A comparison of the relative discounted cash flow values of the LL&E Management Cases and the BR Management Cases resulted in implied Low Case, Base Case and Upside Case exchange ratios ranges of 1.120 to 1.207, 1.221 to 1.289, and 1.325 to 1.385, respectively. A comparison of the relative discounted cash flow values of the LL&E Management Cases and the BR Revised Cases resulted in implied Low Case, Base Case, and Upside Case exchange ratio ranges of 1.687 to 1.827, 1.729 to 1.840, and 1.821 to 1.914, respectively.


     Contribution Analysis. SBC Warburg Dillon Read analyzed the relative contribution of LTM CFFO from each of LL&E and BR, which resulted in an implied exchange ratio of 1.552, and estimated 1997 through estimated 2002 CFFO, under each of the price scenarios for the LL&E Management Cases, the BR Management Cases and the BR Revised Cases. A comparison of the LL&E Management Cases and the BR Management Cases for each of the Low Case, Base Case, and Upside Case price scenarios resulted in implied exchange ratio ranges of 1.244 to 1.434,
1.207 to 1.538, and 1.232 to 1.475, respectively. A comparison of the LL&E Management Cases and the BR Revised Cases resulted in Low Case, Base Case, and Upside Case implied exchange ratio ranges of 1.295 to 2.207, 1.517 to 2.126, and
1.468 to 2.117, respectively. In addition, SBC Warburg Dillon Read analyzed the Contribution Analysis based on the market value of equity as of July 11, 1997, Net Market Capitalization, total reserves at year-end 1996, 1996 total production, year-end 1996 pre-tax SEC 10 value, year-end 1996 after-tax SEC 10 value, year-end 1996 pre-tax SEC 10 value adjusted for net debt and year-end 1996 after-tax SEC 10 value adjusted for net debt that each of LL&E and

BR would contribute to the total of the combined entity. These statistics resulted in implied exchange ratio ranges of 0.916 to 1.441.


     Transaction Multiples for Selected Acquisitions. SBC Warburg Dillon Read reviewed publicly available information about the following acquisitions that involved acquisitions of domestic oil and gas exploration and production companies that were announced between January 1995 and July 1997 with transaction values in excess of $250 million: YPF SA/Maxus Energy Corporation, Enserch Exploration, Inc./Dalen Corporation, Barrett Resources Corporation/Plains Petroleum Company, Joint Energy Development Investments Limited Partnership/Coda Energy, Inc., Apache Corporation/The Phoenix Resource Companies, Inc., Samedan Oil Corporation/Energy Development Corporation, Seagull Energy Corporation/Global Natural Resources Inc., Lomak Petroleum, Inc./American Cometra, Inc., Mesa Operating Co./Greenhill Petroleum Corporation, TPG Partners II, L.P./Belden & Blake Corporation, Mesa Inc./Parker & Parsley Petroleum Company, The Eastern Group, Inc./Blazer Energy Corp., Louis Dreyfus Natural Gas Corp./American Exploration Company, and the Meridian Resources Corporation/Cairn Energy USA, Inc.



     SBC Warburg Dillon Read calculated the equity transaction value as a multiple of LTM CFFO and arrived at an average multiple of 7.5x compared to the implied multiple for LL&E of 6.7x based on the terms of the Merger and the closing share price of BR as of July 11, 1997. SBC Warburg Dillon Read also calculated the total transaction value as a multiple of LTM EBITDAX, total proved reserves on an Mcfe basis and pre-tax SEC 10 value for each of the transactions above. The average multiples were 7.8x LTM EBITDAX, $1.25 per Mcfe, and 1.3x pre-tax SEC 10 value compared to implied transaction multiples of 6.4x, $1.76 per Mcfe, and 1.2x, respectively, for LL&E based on the terms of the Merger and on the closing share price of BR as of July 11, 1997. For purposes of this analysis, SBC Warburg Dillon Read has excluded the high and low multiple values from the averages and has defined "Transaction Value" as equity transaction value plus total debt, plus liquidation value of preferred stock and book value of minority interest, less cash and cash equivalents.



     In addition to the transactions above, SBC Warburg Dillon Read reviewed premiums paid for: (i) friendly stock-for-stock transactions from January 1, 1995 through July 11, 1997 with a transaction value greater than $500 million, which resulted in average premiums of 35.9% four weeks prior to the announcement, 33.6% one week prior to the announcement, 27.2% one day prior to the announcement, and 3.6% compared to the 12 month high; (ii) energy-related (excluding utility) stock-for-stock transactions from January 1, 1995 through July 11, 1997 with a transaction value greater than $100 million, which resulted in average premiums of 24.2% four weeks prior to the announcement, 19.3% one week prior to the announcement, 15.5% one day prior to the announcement, and 0.6% compared to the 12 month high; and (iii) energy-related (excluding utility) transactions from January 1, 1995 through July 11, 1997 with a transaction value greater than $100 million, which resulted in average premiums of 28.4% four weeks prior to announcement, 25.6% one week prior to announcement, 22.8% one day prior to announcement, and 2.5% compared to the 12 month high. Based on closing share prices as of July 11, 1997, implied transaction share price premiums for LL&E would be 38.1% four weeks prior to announcement date, 16.7% one week prior to announcement date, 24.1% one day prior to announcement date, and 11.8% compared to the 12 month high.



     Pro Forma Merger Consequences Analysis. SBC Warburg Dillon Read analyzed certain pro forma effects that could result from the Merger. In connection with such analyses, SBC Warburg Dillon Read reviewed the projections provided by the management of LL&E with respect to the future financial performance of LL&E under the Base Case price scenario for the years 1997 through 2002. Similarly, SBC Warburg Dillon Read reviewed the projections provided by the management of BR with respect to the future financial performance of BR under the Base Case and the Revised Base Case price scenarios for the years 1997 through 2002. Based upon these projections and certain cost savings and synergies that LL&E's management expects to result from the Merger and assuming pooling of interests accounting treatment, SBC Warburg Dillon Read examined the impact of the Merger on fully-diluted earnings per share ("EPS") and fully-diluted CFFO per share to LL&E's shareholders. Under BR's Base Case, this analysis indicated that the Merger would be accretive to LL&E's EPS by 147.2% in 1997 and 52.3% in 1998. This analysis also indicated that the Merger would be dilutive to LL&E's CFFO per share by 0.8% in 1997 and accretive by 7.3% in 1998. SBC Warburg Dillon Read also performed an analysis that assumed that only 50% of the above costs savings and synergies are realized. This analysis indicated that the Merger would be accretive to LL&E's EPS by 147.2% in 1997 and 43.4% in 1998. This analysis also indicated that the Merger would be dilutive to LL&E's CFFO per share by 0.8% in 1997 and accretive by 5.7% in 1998.


     Under BR's Revised Base Case, this analysis incorporating the same assumptions as above indicated that the Merger would be accretive to LL&E's EPS by 150.0% in 1997 and 55.6% in 1998. This analysis also indicated that the Merger would be dilutive to LL&E's CFFO per share by 0.5% in 1997 and 1.9% in 1998. SBC Warburg Dillon Read also performed an analysis that assumed that only 50% of the above cost savings and synergies are realized. This analysis indicated that the Merger would be accretive to LL&E's EPS by 150.0% in 1997 and 46.6% in 1998. This analysis also indicated that the Merger would be dilutive to LL&E's CFFO per share by 0.5% in 1997 and 3.5% in 1998.



     In addition to the accretion/dilution analysis, SBC Warburg Dillon Read looked at the impact of the Merger on LL&E's dividend per share. Pro forma for the Merger, LL&E's dividend would increase 249.2% on a per share basis, based on BR's existing dividend rate of $0.55 per share.



     SBC Warburg Dillon Read also combined the theoretical net present value of LL&E's business plan under its Base Case price scenario and the theoretical net present value of BR's business plan under its Base Case price scenario plus the present value of cost savings and synergies as estimated by LL&E's management utilizing the discounted cash flow methodology with discount rates ranging from 10.0% to 12.0% for both companies and terminal multiples of 5.5x and 7.0x for LL&E (pro forma for the Merger) and 7.0x for BR. SBC Warburg Dillon Read calculated that under this methodology and assuming a 1.525 exchange ratio, LL&E shareholders would experience a change in theoretical value ranging from an increase of 24.2% to an increase of 33.4% pro forma for the Merger relative to the standalone theoretical value of LL&E under the above assumptions. SBC Warburg Dillon Read also combined the theoretical value of LL&E under its Base Case scenario and the theoretical value of BR under its Revised Base Case scenario plus the present value of cost savings and synergies as estimated by LL&E's management, with all other assumptions unchanged. SBC Warburg Dillon Read calculated that under this methodology and assuming a 1.525 exchange ratio, LL&E shareholders would experience a change in theoretical value ranging from a decrease of 0.8% to an increase of 8.3% pro forma for the Merger relative to the standalone theoretical value of LL&E under the above assumptions.



     SBC Warburg Dillon Read is an internationally recognized investment banking firm which, as a part of its investment banking business, regularly is engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The LL&E Board selected SBC Warburg Dillon Read on the basis of its experience and independence. In the past, SBC Warburg Dillon Read has provided investment banking services to LL&E and has received customary compensation for the rendering of such services. In the ordinary course of business, SBC Warburg Dillon Read may trade the equity securities of LL&E and BR (and anticipates trading after the Merger in the securities of BR) for its own account and the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.



     Pursuant to the engagement letter, dated as of July 10, 1997, between LL&E and SBC Warburg Dillon Read, LL&E has agreed to pay Dillon Read a fee of $5,750,000 for services rendered in connection with the Merger. Of this amount, $250,000 was due upon execution of the engagement letter, $500,000 was due at the time LL&E requested the SBC Warburg Dillon Read Opinion, and the balance is contingent upon the consummation of the Merger. In addition, LL&E has agreed to reimburse SBC Warburg Dillon Read for the expenses reasonably incurred by it in entering into and performing services by it in connection with its engagement (including reasonable counsel fees) and to indemnify SBC Warburg Dillon Read and its officers, directors, employees, agents and controlling persons against certain expenses, losses, claims, damages or liabilities in connection with its services performed in connection with its engagement.

     Opinion of Merrill Lynch

     LL&E retained Merrill Lynch to act as one of its financial advisors in connection with the Merger. On July 16, 1997, Merrill Lynch rendered to the LL&E Board its oral opinion, later confirmed in writing (the "Merrill Lynch Opinion") that, as of such date and based upon and subject to the factors and assumptions set forth therein, the Exchange Ratio was fair from a financial point of view to holders of LL&E Stock.

     THE FULL TEXT OF THE MERRILL LYNCH OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED, AND QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY MERRILL LYNCH, IS ATTACHED AS APPENDIX E HERETO AND IS INCORPORATED HEREIN BY REFERENCE. THE SUMMARY OF THE MERRILL LYNCH OPINION SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION. STOCKHOLDERS OF LL&E ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY. THE MERRILL LYNCH OPINION WAS PROVIDED TO THE LL&E BOARD FOR ITS INFORMATION AND IS DIRECTED ONLY TO THE FAIRNESS FROM A FINANCIAL POINT OF VIEW OF THE EXCHANGE RATIO TO THE HOLDERS OF LL&E STOCK, DOES NOT ADDRESS THE MERITS OF THE UNDERLYING DECISION BY LL&E TO ENGAGE IN THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO LL&E'S STOCKHOLDERS AS TO HOW SUCH STOCKHOLDERS SHOULD VOTE ON THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT OR ANY MATTER RELATED THERETO.

     Merrill Lynch has consented to the use of Appendix E, containing the Merrill Lynch Opinion, in this Joint Proxy Statement/Prospectus, and to the references to Merrill Lynch under the headings "Summary" and "The Merger" in this Joint Proxy Statement/Prospectus. In giving such consent, Merrill Lynch does not admit that it comes within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission promulgated thereunder, nor does Merrill Lynch admit that it is an expert with respect to any part of the Registration Statement in which this Joint Proxy Statement/ Prospectus is included, within the meaning of the term "experts" as used in the Securities Act or the rules and regulations of the Commission promulgated thereunder.

     The Exchange Ratio was determined through negotiations between LL&E and BR and was approved by the LL&E Board.

     The summary set forth below does not purport to be a complete description of the analyses underlying the Merrill Lynch Opinion or the presentation made by Merrill Lynch to the LL&E Board. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Merrill Lynch did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Merrill Lynch believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all of its analyses, would create an incomplete view of the process underlying the Merrill Lynch Opinion.

     In performing its analyses, numerous assumptions were made with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Merrill Lynch, LL&E or BR. Any estimates contained in the analyses performed by Merrill Lynch are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. In addition, the Merrill Lynch Opinion and Merrill Lynch's presentation to the LL&E Board were among several factors taken into consideration by the LL&E Board in making its determination to approve and adopt the Merger Agreement. Consequently, the Merrill Lynch analyses described below should not be viewed as determinative of the decision of the LL&E Board or LL&E's management with respect to the fairness of the Exchange Ratio.

     In arriving at its opinion, Merrill Lynch, among other things: (i) reviewed certain publicly available business and financial information relating to each of LL&E and BR that Merrill Lynch deemed to be relevant; (ii) reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of LL&E and BR furnished to Merrill Lynch by LL&E and BR, respectively, including certain estimates of LL&E's proved, probable and possible reserves, the projected annual production of such reserves and exploration successes and related production in certain domestic and international areas and certain estimates of BR's proved reserves and projected annual production of such reserves (the "Projected Reserve Developments"), as well as the amount and timing of the cost savings and related expenses and synergies expected to result from the Merger (the "Expected Synergies") furnished to Merrill Lynch by LL&E;
(iii) conducted discussions with members of senior management of LL&E and BR concerning the matters described in clauses (i) and (ii) above, as well as their respective businesses and prospects before and after giving effect to the Merger; (iv) reviewed the market prices and valuation multiples for the LL&E Stock and the BR Common Stock and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant; (v) reviewed the results of operations of LL&E and BR and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant; (vi) compared the proposed financial terms of the Merger with the financial terms of certain other transactions that Merrill Lynch deemed to be relevant; (vii) participated in certain discussions and negotiations among representatives of LL&E and BR and their financial and legal advisors; (viii) reviewed the potential pro forma impact of the Merger; (ix) reviewed a draft, dated July 16, 1997, of the Merger Agreement; and (x) reviewed such other financial studies and analyses and took into account such other matters as Merrill Lynch deemed necessary, including Merrill Lynch's assessment of general economic, market and monetary conditions.

     In preparing its opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to Merrill Lynch, discussed with or reviewed by or for Merrill Lynch, or publicly available, and Merrill Lynch did not assume any responsibility for independently verifying such information, did not undertake an independent evaluation or appraisal of any of the assets or liabilities of LL&E or BR and was not furnished with any such evaluation or appraisal. In addition, Merrill Lynch did not assume any obligation to conduct, nor did Merrill Lynch conduct, any physical inspection of the properties or facilities of LL&E or BR. With respect to the financial forecast information, the Projected Reserve Developments and the Expected Synergies furnished to or discussed with Merrill Lynch by LL&E or BR, Merrill Lynch assumed that they were reasonably prepared and reflected the best currently available estimates and judgments of LL&E's or BR's management as to the expected future financial performance, the Projected Reserve Developments and the Expected Synergies of LL&E or BR, as the case may be. Merrill Lynch further assumed that the Merger will qualify as a tax-free reorganization for U.S. federal income tax purposes. Merrill Lynch also assumed that the final form of the Merger Agreement will be substantially similar to the last draft reviewed by Merrill Lynch.

     For purposes of rendering its opinion Merrill Lynch assumed, in all respects material to its analyses, that the representations and warranties of each party to the Merger Agreement and all related documents and instruments contained therein were true and correct, that each party to such documents will perform all of the covenants and agreements required to be performed by such party under such documents and that all conditions to the consummation of the Merger will be satisfied without waiver thereof. Merrill Lynch also assumed that all material governmental, regulatory or other consents and approvals will be obtained in connection with the Merger and that in the course of obtaining any necessary governmental, regulatory or other consents and approvals, or any amendments, modifications or waivers to any documents to which either of LL&E or BR is a party, no restrictions will be imposed or amendments, modifications or waivers made that would have any material adverse effect on the contemplated benefits to LL&E of the Merger.

     The Merrill Lynch Opinion is necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information made available to Merrill Lynch as of, the date of such opinion. Merrill Lynch was not authorized by LL&E or the LL&E Board to solicit, nor did it solicit, third-party indications of interest for the acquisition of all or any part of LL&E. In addition, Merrill Lynch was not asked to consider, and the Merrill Lynch Opinion does not in any manner address, the price at which shares of BR will actually trade following consummation of the Merger. LL&E did not impose any other limitations on the scope of Merrill Lynch's analyses.

     The following is a brief summary of the material analyses performed by Merrill Lynch in connection with its preparation of the Merrill Lynch Opinion.

     Relative Net Asset Value Analysis. Using a discounted cash flow analysis, Merrill Lynch calculated the present value of the after-tax future cash flows that each of LL&E and BR could be expected to generate after January 1, 1997 based upon (a) the Projected Reserve Developments and (b) oil, gas and natural gas liquids ("NGL") price forecasts under three distinct pricing scenarios, Base Case, Upside Case and Flat Case.

     The natural gas price forecasts were based on NYMEX natural gas prices and on a standard heating value of 1,000 British Thermal Units per cubic foot of natural gas. Adjustments were made to the natural gas price forecasts to reflect transportation charges and quality differentials. In the Base Case, natural gas prices per thousand cubic feet ("Mcf") for the years 1997 to 2002 were assumed to be $2.12, $2.11, $2.17, $2.24, $2.31 and $2.38, respectively, and were assumed to escalate at 2.5% per annum thereafter. In the Upside Case, natural gas prices per Mcf for the years 1997 to 2002 were assumed to be $2.21, $2.30, $2.40, $2.50, $2.60 and $2.70, respectively, and were assumed to escalate at 4% per annum thereafter. In the Flat Case, the natural gas price per Mcf for the year 1997 was assumed to be $1.95 and was assumed to remain at that price thereafter. The unadjusted natural gas prices were capped at $5.00 per Mcf.

     The oil price forecasts were based on NYMEX oil prices. Adjustments were made to the oil price forecasts to reflect transportation charges and quality differentials of LL&E's and BR's respective crude oil. In the Base Case, unadjusted NYMEX based oil prices per barrel for the years 1997 to 2002 were assumed to be $20.87, $20.80, $21.20, $21.75, $22.77 and $22.82, respectively, and were assumed to escalate at 2.5% per annum thereafter. In the Upside Case, unadjusted NYMEX based oil prices per barrel for the years 1997 to 2002 were assumed to be $20.25, $22.00, $23.00, $24.00, $25.00 and $26.04, respectively, and were assumed to escalate at 4% per annum thereafter. In the Flat Case, the unadjusted NYMEX based oil price per barrel for the year 1997 was assumed to be $18.65 and was assumed to remain at that price thereafter. The unadjusted oil prices were capped at $50.00 per barrel.

     The NGL price forecasts were based on 70% of the oil price forecast and were adjusted for the transportation and quality of LL&E's and BR's respective NGLs. The NGL prices per barrel assumed in the Upside Case, the Base Case and the Flat Case had only a minor impact on the Merrill Lynch analyses.

     Production forecasts and associated production costs were supplied by LL&E and BR, respectively. Operating expenses and maintenance capital expenditures necessary to lift and produce the proved, probable and possible reserves estimated in the Projected Reserve Developments were assumed to increase at a rate of 2%, 4%, and 0% per annum in the Base Case, the Upside Case and the Flat Case, respectively. The after-tax cash flows were discounted at rates ranging from 8% to 15% for proved reserves and from 15% to 20% for probable and possible reserves.

     Merrill Lynch estimated the value of LL&E's proved, probable and possible reserves by discounting the estimated after-tax cash flows generated by LL&E's proved, probable and possible reserves in the Projected Reserve Developments as of January 1, 1997. Merrill Lynch estimated the value of BR's proved, probable and possible reserves by discounting the estimated after-tax cash flows generated by BR's proved reserves in the Projected Reserve Developments as of January 1, 1997 and adding an estimated value of BR's probable and possible reserves (for which BR did not provide Merrill Lynch with estimates). Merrill Lynch added to such estimated values of LL&E's and BR's proved, probable and possible reserves assumed value for additional LL&E exploration and reserves potential obtained in discussions with LL&E management, royalty properties, undeveloped acreage, net working capital and other assets, and reduced such estimated value by estimated net debt and certain other long term liabilities as of January 1, 1997. From this analysis Merrill Lynch arrived at a range of implied per share equity values on a fully-diluted basis for LL&E and BR, respectively, for each of the Base Case, the Upside Case and the Flat Case pricing scenarios. Merrill Lynch used such LL&E and BR ranges of implied per share equity values to calculate ranges of implied exchange ratios of (i) using the Base Case pricing assumptions, 1.405x to 1.495x, (ii) using the Upside Case pricing assumptions, 1.391x to 1.475x, and (iii) using the Flat Case pricing assumptions, 1.371x to 1.471x.

     Relative Discounted Cash Flow Analysis. Using projections for LL&E prepared by LL&E management (the "LL&E Management Projections"), Merrill Lynch calculated ranges of implied per share equity values for LL&E for each of the Base Case, Upside Case and Flat Case pricing assumptions used in the LL&E Management Projections based upon the sum of the discounted net present value of LL&E's five and a half year stream of projected unlevered after-tax free cash flow and the present value of a terminal value based on a range of multiples of its projected calendar year 2002 earnings before interest, tax, depreciation and exploration ("EBITDE"). In performing this analysis, Merrill Lynch utilized discount rates reflecting a weighted average cost of capital ranging from 11.5% to 13.5% and terminal value multiples of calendar year 2002 EBITDE ranging from 5.0x to 6.0x. Merrill Lynch also calculated ranges of implied per share equity values for LL&E for each of the Base Case, Upside Case and Flat Case pricing assumptions used in the LL&E Management Projections using the same discounted cash flow methodology and discount rates and terminal value multiples as the analysis using the LL&E Management Projections, but using an assumption that LL&E would achieve only ninety percent of the projected EBITDE for 2002 contained in the LL&E Management Projections (the "LL&E Discounted Projections").

     Using projections for BR prepared by BR management (the "BR Management Projections"), Merrill Lynch calculated ranges of implied per share equity values for BR for each of the Base Case, Upside Case and Flat Case pricing assumptions used in the BR Management Projections based upon the sum of the discounted net present value of BR's five and a half year stream of projected unlevered after-tax free cash flow and the present value of a terminal value based on a range of multiples of its projected calendar year 2002 EBITDE. In performing this analysis, Merrill Lynch utilized discount rates reflecting a weighted average cost of capital ranging from 10% to 12% and terminal value multiples of calendar year 2002 EBITDE ranging from 6.5x to 7.5x. Using the BR Management Projections adjusted using information received in discussions with LL&E Management (the "BR Adjusted Projections"), Merrill Lynch also calculated ranges of implied per share equity values for BR for each of the Base Case, Upside Case and Flat Case pricing assumptions used in the BR Adjusted Projections using the same discounted cash flow methodology and discount rates and terminal value multiples as the analysis using BR Management Projections.

     Merrill Lynch calculated implied exchange ratio ranges by comparing the LL&E implied per share equity value ranges calculated using the LL&E Management Projections with the BR implied per share equity values calculated using the BR Management Projections. This analysis resulted in implied exchange ratio ranges of (i) using the Base Case pricing assumptions, 1.098x to 1.170x, (ii) using the Upside Case pricing assumptions, 1.212x to 1.271x, and (iii) using the Flat Case pricing assumptions, 0.999x to 1.092x.

     Merrill Lynch also calculated implied exchange ratio ranges by comparing the LL&E implied per share equity value ranges calculated using the LL&E Management Projections with the BR implied per share equity values calculated using BR Adjusted Projections. This analysis resulted in implied exchange ratio ranges of (i) using the Base Case pricing assumptions, 1.567x to 1.681x, (ii) using the Upside Case pricing assumptions, 1.678x to 1.772x, and (iii) using the Flat Case pricing assumptions, 1.466x to 1.614x. Merrill Lynch also calculated implied exchange ratio ranges by comparing the BR implied per share equity reference ranges calculated using the BR Adjusted Projections to the LL&E implied per share equity reference ranges calculated using the LL&E Discounted Projections, which resulted in implied exchange ratio ranges of (i) using the Base Case pricing assumptions, 1.383x to 1.491x, (ii) using the Upside Case pricing assumptions, 1.498x to 1.586x, and (iii) using the Flat Case pricing assumptions, 1.261x to 1.406x.

     Historical Stock Price Analysis. Merrill Lynch reviewed the historical prices of LL&E Stock and BR Stock and compared such prices to obtain a range of implied exchange ratios. This analysis resulted in an implied exchange ratio range of 1.130x for average price of LL&E Stock and BR Stock for the six months prior to July 11, 1997 and 1.267x for the average price of LL&E Stock and BR Stock for the week prior to July 11, 1997.

     Contribution Analysis. Merrill Lynch analyzed the respective contributions of each of LL&E and BR to the estimated EBITDE, net income, discretionary cash flow, proved reserves and daily production of the resulting company giving effect to the Merger for the years 1996 through 1999, and compared such contributions to the relative ownership positions of the existing LL&E stockholders and BR stockholders after the Merger. Using historical information provided by LL&E and BR, the LL&E Management Projections using Base Case pricing assumptions and the BR Management Projections using Base Case pricing assumptions, the analysis indicated that LL&E would contribute to historical and/or estimated (i) EBITDE, 33.8% in 1996, 31.8% in the latest twelve months ("LTM") to March 31, 1997, 31.1% in 1997, 29.8% in 1998 and 26.3% in 1999, (ii) net income, 22.6% in 1996, 18.9% in LTM to
March 31, 1997, 12.1% in 1997, 22.4% in 1998 and 18.6% in 1999, (iii)
discretionary cash flow, 36.0% in 1996, 33.6% in LTM to March 31, 1997, 30.4% in 1997, 30.4% in 1998 and 26.3% in 1999, (iv) proved reserves, 20.6% in 1996,
26.4% in LTM to March 31, 1997, 24.6% in 1997, 24.2% in 1998 and 24.1% in 1999,
and (v) daily production, 27.8% in 1996, 29.1% in 1997, 26.1% in 1998 and 23.9%
in 1999. Using the average of the various contribution analyses for each such period Merrill Lynch calculated average implied equity ownership figures of 28.2% in 1996, 27.7%in LTM to March 31, 1997, 25.4% in 1997, 26.6% in 1998 and
23.9% in 1999. Merrill Lynch used such averages to calculate an implied exchange ratio for each such period, which resulted in an implied exchange ratio range for 1996 through 1999 of 1.142x to 1.428x.

     Using historical information provided by LL&E and BR, the LL&E Management Projections using Base Case pricing assumptions and the BR Adjusted Projections using Base Case pricing assumptions, the analysis indicated that LL&E would contribute to historical and/or estimated (i) EBITDE, 33.8% in 1996, 31.8% in LTM to March 31, 1997, 31.3% in 1997, 33.0% in 1998 and 31.8% in 1999, (ii) net
income, 22.6% in 1996, 18.9% in LTM to March 31, 1997, 12.0% in 1997, 21.8% in
1998 and 20.7% in 1999, (iii) discretionary cash flow, 36.0% in 1996, 33.6% in LTM to March 31, 1997, 30.3% in 1997, 33.3% in 1998 and 31.0% in 1999, (iv)
proved reserves, 20.6% in 1996, 26.4% in LTM to March 31, 1997, 24.9% in 1997,
25.6% in 1998 and 26.5% in 1999, and (v) daily production, 27.8% in 1996, 29.3%
in 1997, 28.0% in 1998 and 27.4% in 1999. Using the average of the various contribution analyses for each such period Merrill Lynch calculated average implied equity ownership figures of 28.2% in 1996, 27.7% in LTM to March 31, 1997, 25.5% in 1997, 28.3% in 1998 and 27.5% in 1999. Merrill Lynch used such averages to calculate an implied exchange ratio for each such period, which resulted in an implied exchange ratio range for 1996 through 1999 of 1.250x to 1.428x.

     Merrill Lynch Financial Advisor Fee. Pursuant to a letter agreement dated July 1, 1997 between LL&E and Merrill Lynch, LL&E agreed to pay Merrill Lynch
(i) $250,000 upon LL&E's execution of such letter agreement, (ii) an additional fee of $500,000 payable upon LL&E requesting that Merrill Lynch deliver the Merrill Lynch Opinion and (iii) a fee of $4,250,000 (less any fees previously paid pursuant to (i) and (ii) above) if, during the period Merrill Lynch is retained by LL&E or within three months thereafter, (A) a Business Combination, as defined in such letter agreement, is consummated with BR, (B) a transaction similar to the Business Combination is consummated with BR, or (C) LL&E enters into an agreement with BR which subsequently results in a Business Combination, payable in cash upon the closing of such Business Combination, or in the case of a tender offer or exchange offer, upon the first purchase or exchange of shares pursuant to such tender offer or exchange offer, as the case may be. LL&E also agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses, including reasonable fees and disbursements of its legal counsel. Additionally, LL&E agreed to indemnify Merrill Lynch and certain related persons for certain liabilities related to or arising out of its engagement, including liabilities under federal securities laws.

     LL&E retained Merrill Lynch based upon Merrill Lynch's experience and expertise. Merrill Lynch is an internationally recognized investment banking and advisory firm. Merrill Lynch, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Merrill Lynch has in the past provided financial advisory and/or financing services to LL&E and/or BR and may continue to do so and has received, and may receive, fees for the rendering of such services. In the ordinary course of its business, Merrill Lynch and its affiliates may actively trade the debt and equity securities of LL&E and BR (and anticipate trading after the Merger in the securities of BR) for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

ACCOUNTING TREATMENT



     The Merger is expected to be accounted for as a "pooling of interests" in accordance with generally accepted accounting principles. Under this accounting method, the historical financial information of BR and LL&E will be restated to reflect the combined financial position and operations of both companies. The combined financial position, cash flows and operations will be adjusted, if appropriate, to conform the accounting practices of the companies.


U.S. FEDERAL INCOME TAX CONSEQUENCES

     See "Certain U.S. Federal Income Tax Consequences of the Merger."

NEW LL&E BOARD AND MANAGEMENT FOLLOWING THE MERGER

     If the proposed Merger is approved and consummated, holders of LL&E Stock will become stockholders of BR, which will be under the direction of the Board of Directors and management of BR. The directors of Sub immediately prior to the Effective Time will be the directors of New LL&E and the officers of LL&E immediately prior to the Effective Time will be the officers of New LL&E.

BOARD OF DIRECTORS OF BR FOLLOWING THE MERGER


     As of the Effective Time, the New BR Board will consist of 12 members. Three members of the New BR Board will be Mr. H. Leighton Steward, Chairman of the present LL&E Board, and Messrs. Kenneth W. Orce and John F. Schwarz, present members of the LL&E Board. The remainder of the New BR Board will be BR's current directors. Mr. Steward will serve as the Vice Chairman of the New BR Board and Chairman of its Executive Committee.


GOVERNMENTAL AND REGULATORY APPROVALS

     Under the HSR Act, and the rules promulgated thereunder by the Federal Trade Commission (the "FTC"), the Merger may not be consummated until the following steps have been taken: (1) Premerger Notification and Report Forms have been submitted and certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division"); and (2) required waiting periods have expired or terminated.


     BR and LL&E have agreed, pursuant to the Merger Agreement, to use their best efforts to file or cause to be filed with the FTC and the Antitrust Division such notifications as are required to be filed under the HSR Act and the rules and regulations promulgated thereunder, and to respond as promptly as practicable to any requests for additional information made by either the FTC or the Antitrust Division. Accordingly, BR and LL&E each filed Premerger Notification and Report Forms with the FTC and the Antitrust Division, on July 25, 1997. The statutory waiting period expired on August 24, 1997.


     At any time before or after the consummation of the Merger and notwithstanding the expiration or termination of the HSR Act waiting period, any federal or state antitrust authorities could take action under the antitrust laws as they deem necessary or desirable in the public interest. Such action could include seeking to enjoin the consummation of the Merger or seeking divestiture of all or part of the assets of BR or LL&E. Private parties may also seek to take legal action under the antitrust laws, if circumstances permit.

     If the Antitrust Division, or any other federal or state antitrust authority, were to challenge the Merger, the consummation of the Merger could be postponed beyond January 31, 1998, in which event, either BR, Sub or LL&E may terminate the Merger Agreement, pursuant to its terms, at any time after January 31, 1998. See "The Merger Agreement -- Termination, Amendment and Waiver."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendation of the LL&E Board with respect to the Merger, LL&E stockholders should be aware that certain officers and directors of LL&E have the following interests in the Merger separate from and in addition to their interests as stockholders of LL&E generally. The LL&E Board was aware of these interests and took them into account in approving the Merger Agreement and the transactions contemplated thereby, including the Merger.

     Composition of New BR Board. The Merger Agreement provides that as of the Effective Time, the New BR Board will consist of up to 12 members, one of whom will be Mr. H. Leighton Steward, Chairman of the current LL&E Board, and two of whom will be designated by Mr. Steward from the current members of the LL&E Board. Pursuant to an employment agreement between Mr. Steward and BR, he will serve on the BR Board as its Vice Chairman and as the Chairman of its Executive Committee. See "The Employment Agreement."

     Stock Options, Performance Shares, and Restricted Stock. Pursuant to the Merger Agreement, BR has agreed to assume at the Effective Time all LL&E Options, whether vested or unvested. Each LL&E Option will be converted at the Effective Time into a Substitute Option to purchase shares of BR Common Stock. BR has agreed to file after the Effective Time a Registration Statement on Form S-8 or on another appropriate form under the Securities Act to register the shares of BR Common Stock issuable upon exercise of the Substitute Options and to maintain the effectiveness of such registration statement until all the Substitute Options have been exercised, forfeited or have expired. At the Effective Time, LL&E restricted stock and performance shares will be converted into restricted stock and performance shares in respect of BR Common Stock.

     The Merger constitutes a change in control for purposes of The Louisiana Land and Exploration Company 1990 Stock Option Plan for Non-Employee Directors, The Louisiana Land and Exploration Company 1995 Stock Option Plan for Non-Employee Directors, and awards granted prior to 1996 under The Louisiana Land and Exploration Company 1988 Long-Term Stock Incentive Plan. Upon a Change in Control, as defined within such plans, stock options automatically become fully exercisable and restricted stock becomes fully vested without any further action on the part of the LL&E Board, and performance shares and performance units vest as if the performance period had ended upon the Change in Control.

     The Merger does not constitute a change in control for purposes of any of the LL&E Options, performance shares or restricted stock granted after 1995 under LL&E's 1988 or 1997 Long-Term Stock Incentive Plan and there will be no acceleration of the vesting of any LL&E Options, performance shares or restricted stock granted after 1995 in connection with the Merger.


     Termination Agreements and Change in Control Severance Plan for Key Employees. Mr. H. Leighton Steward and two other members of the current LL&E management are parties to termination agreements with LL&E. Also, certain members of LL&E management participate in The LL&E Change in Control Severance Plan for Key Executives (the "Severance Plan"). The Merger constitutes a Change in Control for purposes of the termination agreements and the Severance Plan, and accordingly, key employees are entitled to certain benefits in the event of involuntary termination of employment without cause or termination of employment by the employee for good reason within two years (or five years if the employee is age 55 or older) after the Change in Control. In the event of such termination, employees with termination agreements and participants in the Severance Plan will receive benefits comprised of (i) two or three times the annual salary and bonus, (ii) supplemental pension benefit based on two or three years of additional service, (iii) medical, life insurance and long-term disability coverage for two or three years, (iv) 20% or 30% of annual salary,
(v) full vesting in stock options and restricted stock, (v) vesting of performance shares at the greater of 100% or the percentage for the prior cycle, and (vi) a tax gross-up payment.


     Directors' Retirement Plan and Deferred Compensation. Pursuant to the Retirement Plan for Directors of The Louisiana Land and Exploration Company (the "Retirement Plan"), upon a Change in Control, as such term is defined in the Retirement Plan, each director participating in such plan will be credited with a period of service equal to the greater of the period of such director's service as a non-employee director or ten years. The Merger constitutes a Change in Control for purposes of the Retirement Plan. Upon the attainment of age 70, each such director will become entitled to receive annually the current LL&E retainer of $30,000 payable for the credited period of service or such director's earlier death.

     Pursuant to the LL&E Deferred Compensation Arrangement for Directors, upon the cessation of service as a director of LL&E, each director is entitled to payments of deferred retainer and meeting fees in cash over the course of 15 years. Such deferrals are held in a bookkeeping account and accrue interest at fixed rates.

     Employee Benefit Plans. Pursuant to the Merger Agreement, for the period of one year beginning at the Effective Time, BR will cause New LL&E and its subsidiaries to provide employee benefits to persons who were employees of LL&E and its subsidiaries immediately before the Effective Time and their beneficiaries that in the aggregate are substantially equivalent to those provided before the Effective Time. See "The Merger Agreement -- Employee Matters."

     Directors' and Officers' Indemnification and Insurance. Pursuant to the Merger Agreement, New LL&E and BR have agreed that they will indemnify, defend and hold harmless officers, directors and employees of LL&E and its subsidiaries who were such at any time prior to the Effective Time from and against all losses, expenses, claims, damages or liabilities arising out of the transactions contemplated by the Merger Agreement to the fullest extent permitted or required under applicable law, and advance expenses to such indemnified parties subject to a customary reimbursement agreement. All indemnification rights of such officers, directors and employees which exist prior to the Effective Time will survive the Merger and New LL&E will maintain in effect for not less than six years after the Effective Time, the current policies of directors' and officers' liability insurance with respect to matters occurring on or prior to the Effective Time. In addition, the Merger Agreement provides that New LL&E may provide substitute policies of at least the same coverage, provided that New LL&E will be required to obtain only as much coverage as can be obtained by paying an annual premium not in excess of 300% of the current annual premium paid by LL&E for its existing coverage. See "The Merger
Agreement -- Indemnification."

ABSENCE OF APPRAISAL RIGHTS

     Under the DGCL, the stockholders of BR are not entitled to appraisal rights with respect to the Stock Issuance. Under the MGCL, the stockholders of LL&E are not entitled to objecting stockholders' appraisal rights with respect to the Merger.

STOCK EXCHANGE LISTING

     It is a condition to the Merger that, upon consummation of the Merger, the shares of BR Common Stock constituting the Stock Issuance to be issued by BR in connection with the Merger will be authorized for listing on the NYSE, subject only to official notice of issuance.

DELISTING AND DEREGISTRATION OF LL&E STOCK

     If the Merger is consummated, the LL&E Stock will be delisted from the NYSE, the London Stock Exchange and the Swiss Stock Exchanges.

TREATMENT OF STOCK CERTIFICATES

     After the Effective Time, each certificate previously representing shares of LL&E Stock will automatically, with no further action by the holder thereof, represent the right to receive 1.525 shares of BR Common Stock for each share of LL&E Stock held. The First National Bank of Boston is the transfer agent and registrar (the "Exchange Agent") for the BR Common Stock. Promptly after the Effective Time, the Exchange Agent will mail a letter of transmittal with instructions to each holder of record of LL&E Stock outstanding immediately prior to the Effective Time for use in exchanging certificates formerly representing shares of LL&E Stock for certificates representing shares of BR Common Stock. Certificates should not be surrendered by any holders of LL&E Stock until they have received the letter of transmittal from the Exchange Agent.

     THE BOARDS OF DIRECTORS OF BR AND LL&E UNANIMOUSLY RECOMMEND A VOTE "FOR" THE APPROVAL OF THE BR PROPOSAL AND THE LL&E PROPOSAL, RESPECTIVELY.

                              THE MERGER AGREEMENT

     The following summary of the terms of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which is incorporated by reference herein and attached as Appendix A to this Joint Proxy Statement/Prospectus. Certain defined terms used in the description of the Merger Agreement below which are not otherwise defined in this Joint Proxy Statement/Prospectus and which are defined in the Merger Agreement or the exhibits thereto shall have the respective meanings set forth therein.

GENERAL

     The Merger Agreement contemplates the Merger of Sub with and into LL&E, with LL&E surviving the Merger as a wholly owned subsidiary of BR. The Merger will become effective in accordance with the Articles of Merger to be filed with the State Department of Assessments and Taxation of Maryland. It is anticipated that such filing will be made immediately after the closing under the Merger Agreement, which closing, in turn, should occur as soon as practicable after the last of the conditions precedent to the Merger set forth in the Merger Agreement has been satisfied or waived. The Merger Agreement obligates BR to have the shares of BR Common Stock to be issued in connection with the Merger approved for listing on the NYSE, subject only to official notice of issuance, prior to the Effective Time.

CONSIDERATION TO BE RECEIVED IN THE MERGER

     At the Effective Time, (a) each issued and outstanding share of LL&E Stock (excluding shares held in the treasury of LL&E or shares owned by BR or Sub) will be converted into the right to receive 1.525 shares of BR Common Stock, together with one associated BR Right in accordance with the BR Rights Plan, (b) each share of LL&E Stock owned by BR or Sub or held in the treasury of LL&E will be canceled and retired, (c) each issued and outstanding share of the capital stock of Sub will be converted into and become one fully paid and nonassessable share of capital stock of New LL&E and (d) each outstanding and unexercised LL&E Option to purchase shares of LL&E Stock will be assumed by BR and converted into a Substitute Option to acquire shares of BR Common Stock. The number of shares of BR Common Stock to be subject to a Substitute Option will be determined by multiplying the number of shares of LL&E Stock subject to the related LL&E Option by the Exchange Ratio, and the exercise price with respect thereto will equal the exercise price under the LL&E Option divided by the Exchange Ratio. Such Substitute Option will be subject to all of the other terms and conditions of the LL&E Option to which it relates. No LL&E Option will be accelerated by reason of the Merger to the extent the LL&E Board has discretion to make a determination to cause such acceleration. As a result of the Merger, BR will assume approximately $500 million of indebtedness of LL&E.

     As soon as practicable after the Effective Time, BR will cause to be included under a registration statement on Form S-8 of BR all shares of BR Common Stock that are subject to Substitute Options and all shares of BR Common Stock that were issued in exchange for LL&E Stock which constituted performance shares or restricted stock of LL&E to the extent such registration is legally required for such BR Common Stock to be freely tradeable by such holder, and will maintain the effectiveness of such registration statement until all Substitute Options have been exercised, expired or forfeited.

     For a further discussion of the treatment of LL&E Options and other employee benefit plans of LL&E under the Merger Agreement, see "The Merger -- Interests of Certain Persons in the Merger."

EFFECTIVE TIME OF THE MERGER

     Subject to the terms and conditions of the Merger Agreement, the Merger will become effective at the date and time when properly executed Articles of Merger are accepted for recording by the State Department of Assessments and Taxation of Maryland, which Articles shall be filed as soon as practicable following fulfillment of the conditions precedent of the Merger Agreement. See "-- Conditions Precedent."

CORPORATE ORGANIZATION AND GOVERNANCE

     Certificate of Incorporation. At the Effective Time, the LL&E Charter will be amended to read in its entirety as set forth in Exhibit A to the Merger Agreement, which is attached as Appendix A to this Joint Proxy
Statement/Prospectus.

     By-laws. The By-laws of Sub as in effect at the Effective Time will be the By-laws of New LL&E, and thereafter may be amended in accordance with their terms and as provided by law and the Merger Agreement.

     Board of Directors; Officers. The directors of Sub immediately prior to the Effective Time will be the directors of New LL&E, and the officers of LL&E immediately prior to the Effective Time will be the officers of New LL&E, in each case until their respective successors are duly elected and qualified.

     Exchange of Shares. Prior to the Effective Time, BR will select an Exchange Agent, which will be BR's Transfer Agent or such other person or persons reasonably satisfactory to LL&E, to act as Exchange Agent for the Merger. As soon as practicable after the Effective Time, BR will make available, and each holder of LL&E Stock will be entitled to receive, upon surrender to the Exchange Agent of one or more certificates ("Certificates") representing shares of LL&E Stock for cancellation, certificates representing the number of shares of BR Common Stock into which such shares are converted in the Merger and cash in consideration of fractional shares (the "Share Consideration"). Holders of unexchanged shares of LL&E Stock will not be entitled to receive any dividends or other distributions payable by BR until their Certificates are surrendered. Upon surrender, however, such holders will receive accumulated dividends and distributions without interest, together with cash in lieu of fractional shares. Holders of unexchanged shares of LL&E Stock will have no further claim upon the Exchange Agent twelve months after the Effective Time and will thereafter look only to BR and New LL&E for payment in respect of their shares of LL&E Stock.

     Fractional shares of BR Common Stock will not be issued to holders of LL&E Stock. For each fractional share of BR Common Stock that would otherwise be issued, the holder will receive, in lieu thereof, Share Consideration in an amount equal to such fractional part of a share of BR Common Stock multiplied by the average of the closing sale prices of the BR Common Stock for the ten business days next preceding the Effective Time, using the composite closing sale price on the NYSE, as reported in each case in The Wall Street Journal.

STOCKHOLDERS' MEETINGS

     Each of BR and LL&E will take all action necessary in accordance with applicable law and its Certificate of Incorporation or Charter, as the case may be, and By-laws to convene a meeting of its stockholders as promptly as practicable to consider and vote upon (i) in the case of BR, the approval by the holders of a majority of the shares of BR Common Stock present and entitled to vote of the Stock Issuance and (ii) in the case of LL&E, the approval by the holders of at least two-thirds of the shares of LL&E Stock outstanding and entitled to vote on the Merger, the Merger Agreement and the transactions contemplated thereby. BR will take all action necessary to authorize Sub to consummate the Merger. Each of the BR Board and the LL&E Board recommends such approval and BR and LL&E will each take all lawful action to solicit such approval; including, without limitation, timely and promptly mailing this Joint Proxy Statement/Prospectus; provided, however, that such recommendation is subject to any action required by the fiduciary duties of the BR Board or the LL&E Board, as the case may be, under applicable law. BR and LL&E will coordinate and cooperate with respect to the timing of such meetings and will use their best efforts to hold such meetings on the same day.

REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains various representations and warranties of BR, LL&E and Sub, relating, among other things, to the following: (i) their incorporation, existence, good standing, corporate power and similar corporate matters; (ii) their capitalization; (iii) their authorization, execution, delivery and performance and the enforceability of the Merger Agreement and Stock Option Agreement and related matters; (iv) the absence of conflicts, violations and defaults under their certificate or articles of incorporation and by-laws and certain other agreements and documents; (v) the documents and reports filed with the Commission and the accuracy and completeness of the information contained therein; (vi) the absence of certain material changes or events since March 31, 1997; (vii) pending or threatened investigations or litigation; (viii) employee benefit matters; (ix) the receipt of fairness opinions from financial advisors; (x) compliance with laws, ordinances and regulations; (xi) tax matters; and (xii) tax and accounting matters relating to qualification of the Merger as a reorganization within the meaning of the Code and the availability of "pooling of interests" accounting treatment. LL&E made additional representations and warranties as to (i) the approval of the Merger by the LL&E Board, its recommendation of the Merger and the Merger Agreement to the LL&E stockholders and its determination that the Merger is fair to and in the best interests of LL&E and its stockholders and (ii) the inapplicability of its stockholder rights plan (the "LL&E Rights Plan") to the Merger.

     All representations and warranties of BR, LL&E and Sub expire at the Effective Time.

CONDUCT OF BUSINESS PENDING THE MERGER

  BR

     BR has agreed that prior to the Effective Time, unless LL&E otherwise agrees in writing or except as otherwise required by the Merger Agreement, it will carry on its business in the usual, regular and ordinary course in substantially the same manner as conducted prior to the date of the Merger Agreement and will use its reasonable efforts to preserve intact its present business organizations and preserve its relationships with customers, suppliers and others having business dealings with it to the end that its goodwill and ongoing businesses will be unimpaired at the Effective Time, and not propose or agree to (i) sell or pledge or agree to sell or pledge any capital stock owned by it in any of its subsidiaries, (ii) amend the BR Certificate or BR By-Laws,
(iii) split, combine or reclassify its outstanding capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of BR, or declare, set aside, authorize or pay any dividend or other distribution payable in cash, stock or property (other than the regular cash dividends not exceeding $.1375 per share per quarter of BR Common Stock), or (iv) directly or indirectly redeem, purchase or otherwise acquire or agree to redeem, purchase or otherwise acquire any shares of BR capital stock.

     BR has also agreed that, except in connection with acquisitions of assets or businesses that are primarily engaged in the same business as that conducted by BR as of the date of the Merger Agreement and any financing transactions or issuances of securities related thereto which, in each case, do not require the approval of the stockholders of BR, it will not (i) issue, deliver or sell or agree to issue, deliver or sell any additional shares of, or rights of any kind to acquire any shares of, its respective capital stock of any class, any indebtedness having the right to vote on any matter on which the BR stockholders may vote or any options, rights or warrants to acquire, or securities convertible into, exercisable for or exchangeable for, shares of capital stock (subject to limited exceptions for certain existing rights, dividend reinvestment and benefits plans); (ii) acquire, lease or dispose or agree to acquire, lease or dispose of any capital assets or any other assets other than in the ordinary course of business; (iii) incur additional indebtedness or encumber or grant a security interest in any asset or enter into any other material transaction other than in each case in the ordinary course of business;
(iv) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof; or (v) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing.

     BR has further agreed not to, nor permit any of its subsidiaries to, take or cause to be taken any action, whether before or after the Effective Time, which would disqualify the Merger as a "pooling of interests" for accounting purposes or as a "reorganization" within the meaning of Section 368(a) of the Code, or amend, modify, terminate, waive or permit to lapse any material right of first refusal, preferential right, right of first offer, or any other material right of BR.

  Sub

     Sub has agreed not to engage, during the period from the date of the Merger Agreement to the Effective Time, in any activities of any nature except as provided in or contemplated by the Merger Agreement.

  LL&E

     LL&E has agreed that prior to the Effective Time, unless BR otherwise agrees in writing or except as otherwise required by the Merger Agreement, it will carry on its business in the usual, regular and ordinary course in substantially the same manner as conducted prior to the Merger Agreement, use its reasonable efforts to preserve intact its present business organizations and preserve its relationships with customers, suppliers and others having business dealings with it to the end that its goodwill and on-going businesses will be unimpaired at the Effective Time, and not propose or agree to (i) sell or pledge or agree to sell or pledge any capital stock owned by it in any of its subsidiaries, (ii) amend the LL&E Charter or the LL&E By-laws, (iii) split, combine or reclassify its outstanding stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of LL&E Stock, or declare, set aside, authorize or pay any dividend or other distribution payable in cash, stock or property (other than the regular cash dividends not exceeding $.06 per share per quarter of LL&E Stock), or (iv) directly or indirectly redeem, purchase or otherwise acquire or agree to redeem, purchase or otherwise acquire any shares of LL&E Stock.

     LL&E has also agreed that it will not (i) issue, deliver or sell or agree to issue, deliver or sell any additional shares of, or rights of any kind to acquire any shares of, its respective stock of any class, any indebtedness having the right to vote on any matter on which the LL&E stockholders may vote or any option, rights or warrants to acquire, or securities convertible into, exercisable for or exchangeable for, shares of stock (subject to limited exceptions for certain existing rights, dividend reinvestment and benefits plans); (ii) acquire, lease or dispose or agree to acquire, lease or dispose of any capital assets or any other assets other than in the ordinary course of business; (iii) incur additional indebtedness or encumber or grant a security interest in any asset or enter into any other material transaction other than in each case in the ordinary course of business; (iv) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof; or (v) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing. LL&E has also agreed that except as required to comply with applicable law and except as provided in the provisions relating to employee matters (see "-- Employee Matters"), it will not enter into any new (or amend any existing) employee benefit plan of LL&E or any new (or amend any existing) employment, severance or consulting agreement, grant any general increase in the compensation of current or former directors, officers or employees (including any such increase pursuant to any bonus, pension, profit-sharing or other plan or commitment) or grant any increase in the compensation payable or to become payable to any director, officer or employee, except in any of the foregoing cases in accordance with pre-existing contractual provisions or in the ordinary course of business consistent with past practice.

     LL&E has further agreed not to, nor permit any of its subsidiaries to, take or cause to be taken any action, whether before or after the Effective Time, which would disqualify the Merger as a "pooling of interests" for accounting purposes or as a "reorganization" within the meaning of Section 368(a) of the Code, or amend, modify, terminate, waive or permit to lapse any material right of first refusal, preferential right, right of first offer, or any other material right of LL&E.

ADDITIONAL AGREEMENTS

     The Merger Agreement contains certain covenants and agreements of BR and LL&E customary for transactions such as those contemplated by the Merger Agreement. These relate to, among other things, (i) each party allowing the other access, during normal business hours, to its properties, books, contracts, commitments and records, documents filed pursuant to requirements of the Commission and such other information to which the other party may reasonably request access, subject to existing confidentiality obligations; (ii) the preparation of the Registration Statement and this Joint Proxy Statement/Prospectus;

(iii) each party delivering an affiliate letter from each of its affiliates in the form set forth in Exhibit B to the Merger Agreement, rescinding such party's stock repurchase programs and using commercially reasonable efforts to cause the Merger to qualify for "pooling of interests" accounting treatment; (iv) listing of the BR Common Stock constituting the Stock Issuance by BR on the NYSE, upon official notice of issuance; (v) certain employee matters; (vi) filing of such notifications as are required to be filed under the HSR Act; (vii) using commercially reasonable efforts to consummate and make effective the transactions contemplated by the Merger Agreement, including the use of commercially reasonable efforts to obtain all necessary waivers, consents and approvals, to effect all necessary registrations and filings and to lift any injunction to the Merger; (viii) conducting its business in a manner which would not result in any adverse accounting or tax consequences (such as the failure of the Merger to qualify as tax-free for federal income tax purposes or as a "pooling of interests" for accounting purposes); (ix) advising the other party orally and in writing of any change or event that has had, or could reasonably be expected to have, a Material Adverse Effect on such party and providing copies of all filings made by such party with the Commission or other Governmental Entities in connection with the Merger Agreement and other transactions contemplated thereby; (x) rendering the BR Rights Plan and the LL&E Rights Plan inapplicable to the Merger, amending or redeeming such party's rights plan or making a determination by such party's Board under such party's rights plan including a redemption of such party's rights under such rights plan or any action to facilitate an Alternative Proposal in respect of such party or taking any actions to render any state takeover statute inapplicable to any Alternative Proposal; (xi) the appointment of Mr. H. Leighton Steward to the New BR Board and the appointment of two other present members of the LL&E Board designated by Mr. Steward to the New BR Board; and (xii) the creation of a special transition team consisting of personnel from each of BR and LL&E.

     BR has agreed to use commercially reasonable efforts to obtain a letter from Coopers & Lybrand L.L.P. stating that the Merger qualifies for "pooling of interests" accounting treatment if consummated in accordance with the Merger Agreement, and LL&E has agreed to use commercially reasonable efforts to obtain a letter from KPMG Peat Marwick LLP with respect to the eligibility of LL&E for "pooling of interests" accounting treatment, provided that the delivery of such letters is not a condition to Closing.

EMPLOYEE MATTERS

     The Merger Agreement provides that, as of the Effective Time, the employees of LL&E and each subsidiary will continue employment with New LL&E and its subsidiaries, respectively, in the same positions and at the same level of wages and/or salary and without having incurred a termination of employment or separation from service; provided, however, that except as may be specifically required by applicable law or any contract, New LL&E and its subsidiaries will not be obligated to continue any employment relationship with any employee for any specific period of time. Except with respect to the stock option plans to be assumed by BR as provided in the Merger Agreement, as of the Effective Time, New LL&E will be the sponsor of the employee benefit plans sponsored by LL&E immediately prior to the Effective Time, and BR will cause New LL&E and its subsidiaries to satisfy all obligations and liabilities under such employee benefit plans; provided, however, that, except as contemplated by the Merger Agreement, nothing contained in the Merger Agreement will limit or restrict New LL&E's right on or after the Effective Time to amend, modify or terminate any of such employee benefit plans. To the extent any employee benefit plan, program or policy of BR, New LL&E, or their affiliates is made available to any person who is an employee of LL&E or any of its subsidiaries immediately prior to the Effective Time: (i) service with LL&E and its subsidiaries by any employee prior to the Effective Time will be credited for eligibility and vesting purposes and for purposes of qualifying for any additional benefits tied to periods of service (such as higher rates of matching contributions and eligibility for early retirement) under such plan, program or policy, but not for benefit accrual purposes; and (ii) with respect to any benefit plans to which such employees may become eligible, BR will cause such plans to provide credit for any co-payments or deductibles by such employees and waive all pre-existing condition exclusions and waiting periods, other than limitations or waiting periods that have not been satisfied under any benefit plans maintained by LL&E and its subsidiaries for their employees prior to the Effective Time.

     In addition, for the period of one year beginning at the Effective Time, BR has agreed to cause New LL&E and its subsidiaries to provide employee benefits to persons who were employees of LL&E and its subsidiaries before the Effective Time and their beneficiaries that in the aggregate are substantially equivalent to those provided before the Effective Time. For the period of one year beginning at the Effective Time, there will be no amendment to the terms of any employee pension benefit plan of LL&E or any of its subsidiaries or to the terms of any employee benefit plan of LL&E or any of its subsidiaries that provides post-retirement medical benefits, if such amendment could adversely affect the eligibility for retirement benefits of any participant thereunder as of the Effective Time who is eligible for retirement as of the Effective Time or who would become eligible for retirement within the one-year period beginning at the Effective Time under LL&E's retirement policies in effect immediately before the Effective Time; provided, however, that LL&E or New LL&E may amend such plans in any way that is permissible under the applicable plan and applicable law and that applies to all retirees covered under the applicable plan. There will be no amendment to the interest rate crediting provisions of The LL&E Deferred Compensation Arrangement for Selected Key Employees or of The LL&E Deferred Compensation Arrangement for Directors in respect of any deferrals made prior to the Effective Time that could adversely affect (i) any employee who retired before the Effective Time, (ii) any employee who becomes eligible for "Retirement" (as defined in The LL&E Deferred Compensation Arrangement for Selected Key Employees) within the one-year period beginning at the Effective Time, (iii) any director, or (iv) any beneficiary of any of the foregoing, and such arrangements will not be terminated with respect to any such deferrals by any such individuals. BR has also agreed to provide pursuant to a severance plan of BR (the "BR Severance Plan") to all "Employees," as defined in The LL&E Special Termination Benefit Plan, at the Effective Time who, within the period of one year beginning at the Effective Time, are either involuntarily terminated without "cause" (as defined in the BR Severance Plan) or are offered a position with BR or New LL&E more than 50 miles from their work location at the Effective Time and decline to accept such position, severance benefits equal to the sum of
(1) the greater of (A) 6% of current base salary and target bonus opportunity for the year of termination of employment ("total compensation") times number of years of service (rounded up to the nearest whole number), to a maximum of 30 years, plus 4% of "total compensation" for every $10,000 in total compensation (rounded up to the nearest increment of $10,000) to a maximum of 50% of total compensation, or (B) 6 times the employee's monthly base salary rate; and (2) a prorated bonus for the year of termination of employment based on the employee's target bonus opportunity for that year; provided that any benefit payable pursuant to clause (1) will be reduced by any payments made in lieu of notice under the Workers Adjustment and Retraining Notification Act; and provided, further, that the employee may be required, as a condition for receiving such severance benefits, to sign a severance agreement and release (in the form customarily used by BR) that includes a waiver and release of all claims arising out of employment or termination thereof. LL&E has agreed that the transactions contemplated by the Merger Agreement will not constitute a "Change in Control" for purposes of The LL&E Special Termination Benefit Plan, and LL&E will take no action inconsistent with such a determination.

     BR has further agreed that bonuses awarded in respect of 1997 to each employee of LL&E who continues to be employed by New LL&E or BR will be determined by the BR Board and will not be less than the target bonus applicable to such employee under LL&E's 1997 Annual Incentive Plan calculated at his or her salary in effect at the Effective Time, and each such employee will, if permissible under the terms of BR's Incentive Compensation Plan, be given the right to defer all or a portion of such bonus in accordance with the provisions of BR's Incentive Compensation Plan. Prior to the Effective Time, LL&E will (i) cause the terms of all outstanding Restricted Stock Unit Agreements under The Louisiana Land and Exploration Company 1988 Long-Term Stock Incentive Plan and the terms of all outstanding awards under The Louisiana Land and Exploration Company Special Incentive/Salary Continuation Plan to be amended, effective as of the Effective Time, to eliminate the power of management to reduce or eliminate payment based on performance and to provide a definition of "cause," with "cause" defined to mean an act or acts of dishonesty resulting or intended to result in substantial gain or personal enrichment to the participant to which he or she is not legally entitled at the expense of the employer, or a material breach of the participant's duties or responsibilities resulting in demonstrably material injury to the employer; (ii) cause all performance share awards granted in 1996 and 1997 prior to the Effective Time under The Louisiana Land and Exploration Company 1997 Long-Term

Stock Incentive Plan or under The Louisiana Land and Exploration Company 1988 Long-Term Stock Incentive Plan to be converted, effective as of the Effective Time, to provide for earn-out at the earn-out percentage applicable for the substantially comparable period under BR's 1997 Performance Share Unit Plan;
(iii) for purposes of The LL&E Deferred Compensation Arrangement for Selected Key Employees, cause an administrative determination to be made that any involuntary termination of employment without cause (with "cause" defined as set forth in (i) above) within the one-year period beginning at the Effective Time is to be considered a termination by reason of a reduction in labor force; and
(iv) amend The LL&E Directors Retirement Trust Agreement and The LL&E Change in Control Arrangement Trust Agreement to cause the transactions contemplated in the Merger Agreement not to constitute a "Change in Control" and to substitute BR for LL&E for purposes of the definition of "Change in Control" in said Trust Agreements, and to impose on BR an obligation to make the contributions required to be made under said Trust Agreements following a "Change in Control" following the Effective Time if such contributions are not promptly made by New LL&E (and BR has agreed to assume such obligation). BR has agreed that, with respect to all outstanding awards under The Louisiana Land and Exploration Company 1988 Long-Term Stock Incentive Plan and The Louisiana Land and Exploration Company 1997 Long-Term Stock Incentive Plan, any administrative determinations as to whether a termination is with the consent of the Committee will be made in a manner consistent with prior administrative practice under such Long-Term Incentive Plan, to the extent not inconsistent with BR's prior administrative practices under BR's Stock Incentive Plan. Notwithstanding the foregoing, none of the actions specified above will be effective, nor will the employment agreement of H. Leighton Steward described under "The Employment Agreement" be executed, unless such action or execution would not adversely affect the qualification of the Merger for "pooling of interests" accounting treatment. If any such action or execution would adversely affect the qualification of the Merger for "pooling of interests" treatment, the parties will not take such action, and will take such other actions, consistent with the qualification of the Merger for "pooling of interests" treatment, to provide substantially equivalent economic benefits to such employees.

INDEMNIFICATION

     From and after the Effective Date, New LL&E and BR shall indemnify, defend and hold harmless the officers, directors and employees of LL&E and its subsidiaries who were such at any time prior to the Effective Time (the "Indemnified Parties") from and against all losses, expenses, claims, damages or liabilities arising out of the transactions contemplated by the Merger Agreement to the fullest extent permitted or required under applicable law, and the Indemnified Parties will be advanced expenses subject to a customary reimbursement agreement. All rights to indemnification existing in favor of the directors, officers or employees of LL&E as provided in the LL&E Charter or the LL&E By-laws, as in effect as of the date of the Merger Agreement, with respect to matters occurring through the Effective Time, will survive the Merger and will continue in full force and effect thereafter. New LL&E will maintain in effect for not less than six years after the Effective Time the current policies of directors' and officers' liability insurance maintained by LL&E with respect to matters occurring on or prior to the Effective Time. The Merger Agreement further provides that New LL&E may substitute therefor policies of at least the same coverage (with carriers comparable to LL&E's existing carriers) containing terms and conditions which are no less advantageous to the Indemnified Parties, that New LL&E will not be required in order to maintain or procure such coverage to pay an annual premium in excess of 300% of the current annual premium paid by LL&E for its existing coverage (the "Cap") and that if equivalent coverage cannot be obtained, or can be obtained only by paying an annual premium in excess of the Cap, New LL&E will only be required to obtain as much coverage as can be obtained by paying an annual premium equal to the Cap.

     In the event that any action, suit, proceeding or investigation relating to the Merger Agreement or to the transactions contemplated by the Merger Agreement is commenced, whether before or after the Effective Time, BR, LL&E and Sub agree to cooperate and use their respective reasonable efforts to vigorously defend against and respond thereto.

NO SOLICITATION

     Each of BR and LL&E has agreed in the Merger Agreement (i) that neither it nor any of its subsidiaries will, and it will direct and use its best efforts to cause its officers, directors, employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its subsidiaries) not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its stockholders) with respect to a merger, acquisition, consolidation or similar transaction (other than, in the case of BR, any acquisitions of assets or businesses that are primarily engaged in the same business as that conducted by BR and its subsidiaries as of the date of the Merger Agreement and any financing transactions or issuances of securities related thereto which, in each case, do not require approval by the stockholders of BR), involving, or any purchase of all or any significant portion of the assets or any equity securities of, such party and its subsidiaries, taken as a whole (any such proposal or offer being hereinafter referred to as an "Alternative Proposal"), or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Alternative Proposal, or release any third party from any obligations under any existing standstill agreement or arrangement, or enter into any agreement with respect to an Alternative Proposal, or otherwise facilitate any effort or attempt to make or implement an Alternative Proposal; (ii) that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted theretofore with respect to any of the foregoing, and it will take the necessary steps to inform the individuals or entities referred to above of the obligations undertaken as set forth above; and (c) that it will notify the other party immediately if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, it. The Merger Agreement provides that each of BR and LL&E may, directly or indirectly, furnish information and access to, and may participate in discussions and negotiate with, any corporation, partnership, person or other entity, if such corporation, partnership, person or other entity has submitted a written proposal to the Board of Directors of such party relating to an Alternative Proposal which the Board of Directors of such party believes is superior from a financial point of view to the Merger and is reasonably likely to be consummated and the Board of Directors of such party, having received a written opinion of legal counsel relating thereto, determines in its good faith judgment that failing to take such action would constitute a breach of such Board of Directors' fiduciary duty to its stockholders imposed by law. Such Board of Directors will provide a copy of any such written proposal to the other party immediately after receipt thereof and thereafter keep the other party promptly advised of any development with respect thereto and any revision of the terms of such Alternative Proposal. The respective Boards of Directors of each of BR and LL&E will not be prevented from taking, and disclosing to its respective stockholders, a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to any tender offer. The Merger Agreement further provides that the BR Board or the LL&E Board may not recommend that the stockholders of such party tender their shares in connection with any such tender offer unless such Board of Directors, having received a written opinion of legal counsel relating thereto, determines in its good faith judgment that failing to take such action would constitute a breach of such Board of Directors' fiduciary duty to its stockholders imposed by law. The Merger Agreement provides that the foregoing does not (x) permit BR or LL&E to terminate the Merger Agreement (except as specifically provided in the termination provisions of the Merger Agreement),
(y) permit BR or LL&E to enter into any agreement with respect to an Alternative Proposal during the term of the Merger Agreement (it being agreed that during the term of the Merger Agreement, neither BR nor LL&E may enter into any agreement with any person that provides for, or in any way facilitates, an Alternative Proposal (other than a confidentiality agreement in customary form)), or (z) affect any other obligation of BR or LL&E under the Merger Agreement.

CONDITIONS PRECEDENT

     The obligations of BR, LL&E and Sub to effect the Merger are subject, among other things, to the fulfillment or, where permissible, waiver, of certain conditions, including without limitation: (i) the approval of the Merger, the Merger Agreement and the transactions contemplated thereby by the requisite vote of the stockholders of LL&E and the approval of the Stock Issuance by the requisite vote of the stockholders of BR; (ii) the expiration or termination of any waiting period applicable to the consummation of the Merger under the HSR Act; (iii) the effectiveness of the Registration Statement and the absence of a stop order suspending such effectiveness; (iv) there not having been issued or in effect any preliminary or permanent injunction or order by any federal or state court in the United States of competent jurisdiction prohibiting the consummation of the Merger; (v) the listing on the NYSE, subject only to official notice of issuance, of the shares of BR Common Stock to be issued pursuant to the Stock Issuance; and (vi) LL&E having received an opinion of Cahill Gordon & Reindel and BR and Sub having received an opinion of White & Case, in each case, that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Forms of the tax opinions of Cahill Gordon & Reindel and White & Case are attached hereto as Exhibits D and E, respectively, to Appendix A, and such opinions are currently expected to be delivered at Closing. Although the condition that LL&E and BR receive such tax opinions of Cahill Gordon & Reindel and White & Case, respectively, may be waived, LL&E and BR do not presently intend to waive such condition. However, in the event such condition is waived, BR and LL&E will resolicit proxies and disclose the waiver of such condition and all other related material disclosure, including risks to their respective stockholders.


     The obligation of LL&E to effect the Merger is also subject to the fulfillment of certain additional conditions, including with respect to the accuracy of the representations and warranties of BR and Sub and the performance in all material respects of the obligations and covenants of BR and Sub under the Merger Agreement and the receipt of a certificate of the President and Chief Executive Officer or a Vice President of each of BR and Sub to such effect.

     The obligation of BR to effect the Merger is also subject to the fulfillment of certain additional conditions, including with respect to the accuracy of the representations and warranties of LL&E and the performance in all material respects of the obligations and covenants of LL&E under the Merger Agreement and the receipt of a certificate of the President and Chief Executive Officer or a Vice President of LL&E to such effect.

     Prior to the Effective Time, the parties to the Merger Agreement may (i) extend the time for the performance of any of the obligations or other acts of the other parties thereto, (ii) waive any inaccuracies in the representations and warranties contained therein or in any documents delivered pursuant thereto and (iii) waive compliance with any of the agreements or conditions contained therein.

TERMINATION, AMENDMENT AND WAIVER

     The Merger Agreement may be terminated by action of either the BR Board or LL&E Board and the Merger abandoned under certain circumstances, including, but not limited to, the occurrence of any of the following: (a) the Merger has not been consummated by January 31, 1998, provided that the terminating party has not breached in any material respect its obligations under the Merger Agreement in any manner that would have proximately contributed to the failure to consummate the Merger; (b) the requisite approval of the Merger, the Merger Agreement and the transactions contemplated thereby by the stockholders of LL&E is not obtained; (c) the requisite approval of the Stock Issuance by the stockholders of BR is not obtained; (d) a United States federal or state court of competent jurisdiction or Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action has become final and non-appealable; provided that the party seeking to terminate the Merger Agreement pursuant to this clause has used all commercially reasonable efforts to remove such injunction, order or decree; or (e)(i) if the Board of Directors of BR or LL&E withdraws or modifies in a manner adverse to the other party its approval or recommendation of the Merger Agreement or the Merger or recommends an Alternative Proposal with respect to such party to such party's stockholders or
(ii) such party receives an Alternative Proposal which the board of directors of such party believes is superior from a financial point of view to the Merger and is reasonably likely to be consummated and the board of directors of such party, having received a written opinion of legal counsel relating thereto, in the exercise of its good faith judgment as to its fiduciary duties to its stockholders imposed by law determines that such termination is required.

     The Merger Agreement may also be terminated prior to the Effective Time, before or after approval of the BR stockholders or LL&E stockholders, by the mutual consent of BR and LL&E.

     In the event that (w) any person makes an Alternative Proposal with respect to BR or LL&E and thereafter the Merger Agreement is terminated by either party due to the failure to obtain such party's requisite stockholders' approval and within 12 months thereafter any Alternative Proposal with respect to such party has been consummated, (x) the Board of Directors of such party withdraws or modifies in a manner adverse to the other party its approval or recommendation to such party's stockholders by reason of an Alternative Proposal with respect to such party and the other party terminates the Merger Agreement pursuant to clause (e)(i) above and within 12 months thereafter any Alternative Proposal with respect to such party has been consummated, (y) the Board of Directors of such party recommends an Alternative Proposal with respect to such party to such party's stockholders and the other party terminates the Merger Agreement pursuant to clause (e)(i) above or (z) such party terminates the Merger Agreement pursuant to clause (e)(ii) above, then, in any such case, such party must in no event later than (i) the date of consummation of such Alternative Proposal, in the case of a termination described in clause (w) or (x), or (ii) two days after such termination, in the case of a termination described in clause (y) or (iii) concurrently with such termination, in the case of a termination described in clause (z), pay the other party a fee of $80,000,000, in the case where LL&E is obligated to make the payment, or $150,000,000, in the case where BR is obligated to make the payment (a "Termination Fee"), which amount will be payable by wire transfer of same day funds, and such party must promptly reimburse the other party for all substantiated out-of-pocket costs and expenses incurred by such party in connection with the Merger Agreement and the transactions contemplated thereby, including, without limitation, costs and expenses of accountants, attorneys and financial advisors, up to an aggregate of $8,000,000. If a party fails to promptly pay the amount due as set forth above, and, in order to obtain such payment, the other party commences a suit which results in a judgment against such party for the fee and expenses set forth above, such party must pay to the other party its costs and expenses (including attorneys' fees) in connection with such suit.

     The provisions in the Merger Agreement relating to, among other things, the effect of termination and abandonment, fees and expenses, no shop, the rights agreement covenant and the applicability of state takeover statutes, specific performance and assignment will survive the termination of the Merger Agreement.

FEES AND EXPENSES

     Whether or not the Merger is consummated, except as otherwise provided in the Merger Agreement, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such expenses, whether or not the Merger is consummated, except that (a) the filing fee in connection with the HSR Act filing, (b) the filing fees in connection with the filing of the Registration Statement and this Joint Proxy Statement/Prospectus with the Commission and (c) the expenses of printing and mailing the Registration Statement and this Joint Proxy Statement/Prospectus, will be shared equally by LL&E and BR.

                           THE STOCK OPTION AGREEMENT

     The following summary of the terms of the Stock Option Agreement is qualified in its entirety by reference to the Stock Option Agreement, which is incorporated herein by reference and attached as Appendix B to this Joint Proxy Statement/Prospectus. Certain defined terms used in the description of the Stock Option Agreement below which are not otherwise defined in this Joint Proxy Statement/Prospectus and which are defined in the Stock Option Agreement shall have the respective meanings set forth therein.

GENERAL


     Concurrently with the execution of the Merger Agreement, BR and LL&E entered into the Stock Option Agreement pursuant to which LL&E granted BR the option to purchase 5,145,000 shares (subject to adjustment for changes in capitalization) of LL&E Stock (the "Option Shares") at an exercise price of $70.34 per share (the "Purchase Price"), representing 14.9% of the number of shares of LL&E Stock outstanding on July 16, 1997. The Option becomes exercisable only if the holder thereof could be entitled to a termination payment under the Merger Agreement (see "The Merger Agreement -- Termination, Amendment and Waiver") (a "Purchase Event"). The Stock Option Agreement was executed as an inducement to BR to enter into the Merger Agreement and is intended, together with the Termination Fee payable by LL&E as described under "The Merger Agreement -- Fees and Expenses," to compensate BR in the event that the Merger Agreement is terminated under certain circumstances. In addition, as discussed below, certain aspects of the Stock Option Agreement may discourage other persons from considering or proposing a business combination with LL&E. The terms of the Stock Option Agreement are the result of arms' length negotiations between LL&E and BR with respect to the conditions to the exercise of the Option and the maximum value receivable by BR pursuant to the Stock Option Agreement and the Termination Fee. The exercise price of the Option is equivalent to the value of the BR Common Stock receivable by holders of the LL&E Stock pursuant to the Merger valued as of the execution of the Merger Agreement, based upon the closing price of the BR Common Stock on the trading day immediately preceding the execution of the Merger Agreement and the Stock Option Agreement. The Option is exercisable only under certain circumstances in the event of termination of the Merger Agreement. In the analysis undertaken by each of Morgan Stanley, Merrill Lynch and SBC Warburg Dillon Read in rendering its fairness opinion, each such financial advisor considered a broad range of factors and information as described in "The Merger -- Opinion of BR's Financial Advisor" and "-- Opinions of LL&E's Financial Advisors", including the terms of the Merger Agreement and the Stock Option Agreement. However, the fairness opinion of each of Morgan Stanley, Merrill Lynch and SBC Warburg Dillon Read addresses the fairness of the Exchange Ratio from a financial point of view to the respective stockholders, and does not express any opinion on any other aspect of the Merger or the terms of the Merger Agreement or the Stock Option Agreement.


     Certain aspects of the Stock Option Agreement (including the fact that the exercise by BR of the Option would render LL&E ineligible for "pooling of interests" accounting treatment for a period of two years) may have the effect of discouraging persons who might now or prior to the Effective Time be interested in acquiring all of or a significant interest in, or otherwise effecting a business combination with LL&E, from considering or proposing such a transaction, even if such persons were prepared to offer to pay consideration to stockholders of LL&E which had a higher value than the shares of BR Common Stock to be received per share of LL&E pursuant to the Merger Agreement.

TERMINATION

     The Option will terminate upon the earliest to occur of (i) the Effective Time, (ii) 18 months after the first occurrence of a Purchase Event and (iii) termination of the Merger Agreement in accordance with its terms prior to the occurrence of a Purchase Event, unless BR has the right to receive a termination fee following such termination upon the occurrence of certain events, in which case the Option shall not terminate until the later of (x) six months following the time such termination fee becomes payable and (y) the expiration of the period in which BR has such right to receive a termination fee. Notwithstanding the termination of the Option, BR will be entitled to purchase the Option Shares if it has exercised the Option in accordance with the terms thereof prior to the termination of the Option and the termination of the Option shall not affect any rights under the Stock Option Agreement which by their terms do not terminate or expire prior to or as of such termination.

CERTAIN ADJUSTMENTS

     In the event of any change in LL&E Stock by reason of a stock dividend, split-up, merger, recapitalization, combination, exchange of shares, or similar transaction, the type and number of shares or securities subject to the Option, and the Purchase Price therefor, will be adjusted appropriately, and proper provision will be made in the agreements governing such transaction, so that BR will receive upon exercise of the Option the number and class of shares or other securities or property that BR would have received in respect of LL&E Stock if the Option had been exercised immediately prior to such event or the record date therefor, as applicable.

     In the event that LL&E enters into an agreement (i) to consolidate with or merge into any person, other than BR or one of its subsidiaries, and LL&E will not be the continuing or surviving corporation in such consolidation or merger,
(ii) to permit any person, other than BR or one of its subsidiaries, to merge into LL&E and LL&E will be the continuing or surviving corporation, but in connection with such merger, the shares of LL&E Stock outstanding immediately prior to the consummation of such merger will be changed into or exchanged for stock or other securities of LL&E or any other person or cash or any other property, or the shares of LL&E Stock outstanding immediately prior to the consummation of such merger will, after such merger, represent less than 50% of the outstanding voting securities of the merged company, or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than BR or one of its subsidiaries, then, and in each such case, the agreement governing such transaction should make proper provision so that the Option will, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option with identical terms appropriately adjusted to acquire the number and class of shares or other securities or property that BR would have received in respect of LL&E Stock if the Option had been exercised immediately prior to such consolidation, merger, sale, or transfer, or the record date therefor, as applicable.

     If, prior to the termination of the Option, LL&E in accordance with the immediately preceding paragraph, enters into any agreement (x) pursuant to which all outstanding shares of LL&E Stock are to be purchased for, or converted into the right to receive in whole or in part (other than in respect of fractional shares) cash or (y) with respect to any transaction described in clauses (i),
(ii) and (iii) of the preceding paragraph (each of (x) and (y), a "Transaction"), LL&E covenants that proper provision will be made in such agreement to provide that, if the Option has not previously been exercised, then upon the consummation of the Transaction (which in the case of a Transaction involving a tender offer will be when shares of LL&E Stock are accepted for payment), BR will have the right, at its election, by not less than two business days' prior written notice to LL&E, to receive in exchange for the cancellation of the Option an amount in cash equal to the Spread. For purposes of the Stock Option Agreement, the term "Spread" means the number of Option Shares multiplied by the excess of (A) the closing sales price per share of LL&E Stock on the principal securities exchange or quotation system on which LL&E Stock is then listed or traded, as reported by The Wall Street Journal on the day immediately prior to the consummation of such Transaction, over (B) the Purchase Price. Notwithstanding the foregoing, the amount of the Spread, when added to any termination fee paid or payable to BR, will not exceed $120 million. See "The Merger Agreement -- Termination, Amendment and Waiver."

     Following exercise of the Option by BR, in the event that BR sells, pledges or otherwise disposes of (including, without limitation, by merger or exchange) any of the Option Shares (a "Sale"), then: (i) any Termination Fee due and payable by LL&E following such time will be reduced by an amount, if any, equal to the excess of (1) the total of (A) such termination fee and (B) the excess of
(w) the aggregate amounts received (whether in cash, securities or otherwise) by BR in all such Sales, over (x) the aggregate Purchase Price of the Option Shares sold in such Sales (such excess in this sub-clause (B) being the "Offset Amounts") over (2) $120 million; and (ii) if LL&E has paid to BR such termination fee prior to the Sale, then BR will immediately remit to LL&E, as additional Purchase Price for the Option Shares, the excess, if any, of (y) the total of such termination fee and the Offset Amounts of all Sales over (z) $120 million.

     Notwithstanding anything to the contrary in the Stock Option Agreement or the Merger Agreement, in no event will the aggregate of any termination fee, all Offset Amounts and the Spread exceed $120 million.

REGISTRATION RIGHTS

     Pursuant to the Stock Option Agreement, BR also has the right on not more than two occasions to require LL&E to register any portion of the Option Shares under the Securities Act within two years after the date of exercise of the Option, if such registration is necessary in order to permit the sale or other disposition of any or all of the Option Shares.

                            THE EMPLOYMENT AGREEMENT

     The following summary of the terms of the Employment Agreement is qualified in its entirety by reference to Exhibit C to the Merger Agreement which is incorporated by reference herein and is attached as Appendix A to this Joint Proxy Statement/Prospectus. Certain defined terms used in the description of the Employment Agreement below which are not otherwise defined in this Joint Proxy Statement/Prospectus and which are defined in the Employment Agreement shall have the respective meanings set forth therein.

     The Merger Agreement contemplates that, effective as of the Effective Time, BR will enter into an employment agreement with Mr. H. Leighton Steward, Chairman of the Board, President and Chief Executive Officer of LL&E (the "Employment Agreement") pursuant to which Mr. Steward will serve as Vice Chairman of the New BR Board and Chairman of its Executive Committee through December 1, 1999. For his services, Mr. Steward will receive a minimum salary of $450,000 per annum and will participate in BR's 1993 Stock Incentive Plan.

     Under the Employment Agreement, Mr. Steward will participate with other senior executives of BR in compensation and benefit plans in effect from time to time (other than BR's Senior Executive Survivor Plan) and will be entitled to receive $50,000 per year as a housing allowance. For purposes of computing all benefits (other than incentive compensation) tied to the level of his compensation, Mr. Steward's salary will be treated as the greater of his actual salary under the Employment Agreement or his actual annual salary rate from LL&E immediately before the Effective Time.

     If Mr. Steward's employment is terminated by BR for any reason before December 1, 1999 other than as a result of death, permanent disability or for cause, or is initiated by him for good reason, BR will pay him an amount equal to the product of the number of whole and partial months remaining from the date of his termination until December 1, 1999, times his then current monthly base salary. If Mr. Steward's termination entitles him to benefits under BR's Key Executive Severance Protection Plan, he may elect to receive the benefits described in the preceding sentence in lieu of those benefits. If he elects to receive the benefits described above, he will nevertheless be eligible to receive the additional benefits related to the gross-up payment for excise taxes under such plan.

     BR will pay or cause to be paid to Mr. Steward the benefits described in the Termination Agreement dated March 13, 1996 between him and LL&E (the "Termination Agreement") if (i) Mr. Steward is terminated by BR on any grounds whatsoever except for "cause" during the "Protection Period" (as defined in the Termination Agreement) or if he terminates his employment with BR voluntarily within the Protection Period or (ii) his employment with BR terminates by reason of his death during the Protection Period, or (iii) he becomes disabled during the Protection Period under circumstances entitling him to disability benefits under BR's long-term disability plan or under Social Security. The Employment Agreement contains customary non-disclosure, non-competition and non-solicitation covenants on the part of Mr. Steward.

           CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     The following is a general discussion of the material U.S. federal income tax consequences of the receipt of BR Common Stock by a holder of LL&E Stock pursuant to the Merger and is not intended to constitute advice regarding the federal income tax consequences of the Merger to any such holder. This summary only applies to U.S. Holders (as defined below) who hold shares of LL&E Stock as capital assets and does not deal with special classes of investors, such as insurance companies, tax-exempt organizations, financial institutions, dealers in securities, foreign persons, persons who acquired shares of LL&E Stock pursuant to an exercise of employee stock options or rights or otherwise as compensation, persons that hold shares of LL&E Stock as part of a position in a "straddle" or as part of a "hedging" or "conversion" transaction for U.S. federal income tax purposes, and persons with a "functional currency" other than the U.S. dollar.


     A "U.S. Holder" means a holder of shares of LL&E Stock who is (i) a citizen or resident of the United States, (ii) a corporation or partnership created in or organized under the laws of the United States or state thereof (including the District of Columbia), (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust if (x) a U.S. court can exercise primary supervision over the administration of such trust, and one or more U.S. persons have the authority to control all of the substantial decisions of such trust or (y) such trust was in existence on August 20, 1996 and elects to continue to be treated as a United States person.



     This discussion is based on current law and is the opinion of White & Case and Cahill Gordon & Reindel. Future legislative, judicial or administrative changes or interpretations, which may be retroactive, could alter or modify the statements set forth herein. Neither BR nor LL&E will request any ruling from the Internal Revenue Service ("IRS") as to the U.S. federal income tax consequences of the Merger. Opinions of counsel are not binding on the IRS or the courts, and the IRS and the courts are not precluded from taking contrary positions.


     EACH HOLDER OF SHARES OF LL&E STOCK IS URGED TO CONSULT SUCH HOLDER'S OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE TRANSACTIONS DESCRIBED HEREIN, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF CHANGES IN APPLICABLE TAX LAWS.

GENERAL


     It is a condition to the consummation of the Merger that BR receive an opinion of its tax counsel, White & Case, and that LL&E receive an opinion of its tax counsel, Cahill Gordon & Reindel, that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering these opinions with respect to the U.S. federal income tax consequences, White & Case and Cahill Gordon & Reindel have assumed that the Merger generally will be consummated as contemplated by this Joint Proxy Statement/Prospectus, and will receive and will rely upon representations of fact contained in certificates of BR and LL&E, including that (i) there is no plan or intention on the part of the holders of LL&E Stock to sell, exchange or otherwise dispose of a number of shares of BR Common Stock received in the Merger in exchange for such LL&E Stock that would reduce the LL&E stockholders ownership of BR Common Stock to a number of shares having a value, as of the Effective Time of the Merger, of less than 50 percent of the value of all of the formerly outstanding LL&E stock immediately prior to the Effective Time of the Merger, (ii) BR intends to cause LL&E to continue LL&E's historic business or use a significant portion of LL&E's historic business assets in a business and (iii) after the Merger, LL&E will hold at least 90 percent of the fair market value of its net assets and at least 70 percent of the fair market value of its gross assets held immediately prior to the Merger.


TAX CONSEQUENCES TO BR AND LL&E

     BR, Sub and LL&E will each be a party to the reorganization within the meaning of Section 368(b) of the Code. No gain or loss will be recognized by BR or LL&E with respect to the exchange of LL&E Stock and BR Common Stock as a result of the Merger.

TAX CONSEQUENCES TO HOLDERS OF LL&E STOCK

     A holder of LL&E Stock will not recognize gain or loss on the exchange of LL&E Stock for BR Common Stock pursuant to the Merger, except to the extent that such U.S. Holder receives cash in lieu of fractional shares of BR Common Stock. Such holder's aggregate adjusted tax basis in the shares of BR Common Stock received in the Merger will equal such holder's adjusted tax basis in the shares of LL&E Stock surrendered in exchange therefor, less the portion of such basis, if any, allocable to fractional shares. The holding period of the shares of BR Common Stock received by each holder of LL&E Stock in the Merger (including any fractional share interest) will include the holding period of the LL&E Stock surrendered in exchange therefor.


     No fractional shares of BR Common Stock will be issued pursuant to the Merger. A holder of LL&E Stock who, pursuant to the Merger, receives cash in lieu of fractional shares of BR Common Stock will be treated as having received such fractional shares of BR Common Stock pursuant to the Merger and then as having received such cash in a redemption of such fractional shares of BR Common Stock. Under Section 302 of the Code, provided that such deemed redemption is "substantially disproportionate" with respect to such holder or is not "essentially equivalent to a dividend" after giving effect to the constructive ownership rules of the Code, the holder generally will recognize capital gain or loss on such deemed redemption equal to the difference between the amount of cash received and the holder's adjusted tax basis in the fractional shares of BR Common Stock deemed to have been issued.


BACKUP WITHHOLDING

     Generally, U.S. backup withholding tax and information reporting requirements will apply to payments with respect to the Merger to non-corporate U.S. Holders of LL&E Stock (other than "exempt recipients," including corporations, non-U.S. Holders that provide appropriate certification and certain other persons). The payor will be required to withhold 31% of any such payment if the U.S. Holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with such backup withholding tax requirements.

     These backup withholding tax and information reporting rules currently are under review by the U.S. Treasury Department and proposed Treasury Regulations issued on April 15, 1996 would modify certain of such rules generally with respect to payments made after December 31, 1997. Accordingly, the application of such rules to payments with respect to the Merger could be changed.

     COMPARISON OF THE RIGHTS OF HOLDERS OF BR COMMON STOCK AND LL&E STOCK

     If the Merger is consummated, holders of LL&E Stock will become holders of BR Common Stock and BR Rights, and the rights of the former LL&E stockholders will be governed by the laws of the State of Delaware and by the BR Certificate, the BR By-Laws and the BR Rights Plan. The rights of BR stockholders differ in certain respects from the rights of LL&E stockholders. The material differences are summarized below. This summary does not purport to be complete and is qualified in its entirety by reference to the detailed provisions of the DGCL, the MGCL, the BR Certificate, the BR By-Laws, the BR Rights Plan, the LL&E Charter, the LL&E By-laws and the LL&E Rights Plan. For information as to how such documents may be obtained, see "Available Information."

AUTHORIZED CAPITAL

     The authorized capital stock of BR consists of 325,000,000 shares of Common Stock, par value $.01 per share, and 75,000,000 shares of preferred stock, par value $.01 per share, of which 3,250,000 shares are designated Series A Preferred Stock. The authorized capital stock of LL&E consists of 100,000,000 shares of LL&E Stock, par value $0.15 per share.

NUMBER OF DIRECTORS; ELECTION OF DIRECTORS; REMOVAL; VACANCIES

     The DGCL permits the certificate of incorporation or the by-laws of a corporation to contain provisions governing the number and qualifications of directors. However, if the certificate of incorporation contains provisions fixing the number of directors, such number may not be changed without amending the certificate of incorporation. The BR By-Laws state that the number of directors shall be any number not less than one, which number shall be fixed from time to time by a vote of a majority of the directors then in office. The current number of directors fixed by resolution of the BR Board is ten. Pursuant to the BR By-Laws, directors shall be elected at the annual meeting of stockholders for a term of one year.

     The MGCL provides that any corporation with outstanding stock and three or more stockholders shall have at least three directors at all times and that a corporation shall have the number of directors provided in its charter until such number is changed by the by-laws. The LL&E By-laws provide that the number of directors comprising the LL&E Board may be fixed from time to time by a vote of a majority of the directors at any number not less than three and not greater than fifteen. There are currently eleven directors serving on the LL&E Board.

     Under the DGCL, unless the board of a corporation is classified or the by-laws provide for cumulative voting, any director may be removed with or without cause, by the holders of a majority of shares entitled to vote for the election of directors.

     Under the MGCL, unless the corporation's charter provides otherwise, the stockholders of a corporation may remove any director, with or without cause, by the affirmative vote of a majority of all the votes entitled to be cast for the election of directors. The LL&E Charter is silent as to removal of directors and, therefore, directors may be removed with or without cause.

     Under the DGCL, vacancies and newly created directorships may be filled by a majority of the directors then in office or by a sole remaining director (even though less than a quorum) unless otherwise provided in the certificate of incorporation or by-laws. However, the DGCL also provides that if the directors then in office constitute less than a majority of the whole board, the Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the total number of shares at the time outstanding entitled to vote for directors, order an election of directors to be held. The BR By-Laws provide that vacancies caused by removal shall be filled by the stockholders and vacancies not caused by removal shall be filled by the vote of a majority of the BR Board.

     Under the MGCL, stockholders may elect a successor to fill a vacancy on the board of directors which results from the removal of a director. Further, unless the charter or by-laws provide otherwise, a majority of the remaining directors (even though less than a quorum) may fill a vacancy which results from any cause except an increase in the authorized number of directors, and a majority of the entire board of directors may fill a vacancy which results from an increase in the number of directors. There is no provision in the MGCL providing for the filling of vacancies on the board of directors by the Maryland courts. A director elected by the board of directors to fill a vacancy serves until the next annual meeting of stockholders and until his successor is elected and qualified. A director elected by the stockholders to fill a vacancy which results from the removal of a director serves for the balance of the term of the removed director. Under the LL&E By-laws, vacancies caused by reason of an increase in the number of directors may be filled by a majority of the LL&E Board and any vacancy caused by any other reason, except removal by the stockholders, may be filled by a majority of the remaining directors.

CHARTER AMENDMENTS

     Under the DGCL, a proposed amendment to the certificate of incorporation requires a resolution adopted by the board of directors and, unless otherwise provided in the certificate of incorporation, the affirmative vote of the holders of a majority of the outstanding stock entitled to vote thereon and (if applicable) the affirmative vote of the holders of a majority of the outstanding stock of each class entitled to vote thereon as a class. If any such amendment would adversely affect the rights of any holders of shares of a class or series of stock, the vote of the holders of a majority of all outstanding shares of the class or series, voting as a class, is also necessary to authorize such amendment. However, the BR Certificate provides that no amendment to the BR Certificate shall amend, alter or repeal the provisions of Article 14 (action by stockholders without a meeting) or Article 15 (special voting requirements), without the affirmative vote of not less than 51% of the Voting Stock (as such term is defined in the BR Certificate).


     Under the MGCL, to approve any charter amendment the board of directors must adopt a resolution setting forth the proposed amendment, declare that it is advisable and direct that the proposed amendment be submitted to the stockholders for their consideration and the stockholders must approve any amendment by the affirmative vote of two-thirds of all votes entitled to be cast on the matter. The LL&E Charter provides that LL&E may from time to time make any amendments to the LL&E Charter which are authorized by law, except that no amendment which changes the terms of any of the outstanding stock shall be valid unless such amendment is authorized by the vote of the holders of two-thirds of all of the outstanding shares of such stock.


BY-LAW AMENDMENTS

     Under the DGCL, the power to adopt, alter and repeal the by-laws is vested in the stockholders, except to the extent that a corporation's certificate of incorporation or by-laws vest it in the board of directors. However, the conferral of the power to adopt, alter and repeal the by-laws upon the directors does not divest the stockholders of their power to adopt, amend or repeal the by-laws. The BR Certificate grants the BR Board the power to make and alter the BR By-Laws subject to certain restrictions and the provisions of the BR By-Laws. With certain exceptions and subject to the power of the stockholders to amend and alter the By-laws, the BR By-Laws provide that the BR By-Laws may be altered or repealed (i) by the affirmative vote of the holders of a majority of shares present and entitled to vote at a meeting of stockholders or (ii) by the affirmative vote of a majority of the whole BR Board.

     Under the MGCL, the power to adopt, alter and repeal the by-laws is vested in the stockholders, except to the extent a corporation's charter or by-laws vest it in the board of directors. The LL&E By-laws provide that the LL&E By-laws may be altered or appealed by the stockholders at any annual or special meeting by a vote of a majority of the holders of shares represented in person or by proxy or by the vote of a majority of the Board as to any provision except Sections 5 (amendments) and 6 (indemnification) of Article VII of the By-laws.

ADVANCE NOTICE OF DIRECTOR NOMINATIONS AND NEW BUSINESS

     The BR Certificate and BR By-Laws do not require advance notice of nominations of persons for election to the BR Board.

     The LL&E By-laws require nominations of persons for election to the LL&E Board and the submission of other business to be considered at a meeting of stockholders to be made only by or at the direction of the LL&E Board, a committee appointed by the Board or by any stockholder of record who complies with certain advance notice procedures set forth in the LL&E By-laws.

SPECIAL STOCKHOLDER MEETINGS

     The DGCL provides that a special meeting of stockholders may be called by the board of directors or by such person or persons as may be authorized by a corporation's certificate of incorporation or by-laws. The BR By-Laws provide that special meetings may be called only by the BR Board, the Chairman of the Board, or the President.

     The MGCL provides that a special meeting of stockholders may be called by the president, the board of directors, or any other person specified in the corporation's charter or by-laws. The MGCL further provides that the secretary of a corporation shall call a special meeting of stockholders on the written request of stockholders entitled to cast at least 25% of all the votes entitled to be cast at the meeting; however, such 25% may be increased, to not greater than a majority of all votes entitled to be cast at the meeting, or decreased pursuant to a corporation's charter or by-laws. The LL&E By-laws provide that a special meeting of stockholders may be called by the Chief Executive Officer, a majority of the LL&E Board, or a majority of the members of the Executive Committee, either in writing or by vote.

CUMULATIVE VOTING

     The DGCL permits cumulative voting for the election of directors if provided by the certificate of incorporation, but the BR Certificate does not so provide.

     The MGCL permits cumulative voting for the election of directors if provided by the charter, but the LL&E Charter does not so provide.

STOCKHOLDER ACTION WITHOUT A MEETING

     Under the DGCL, unless otherwise provided in the corporation's certificate of incorporation, any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a written consent or consents setting forth the action taken is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote upon such action were present and voted and such votes are delivered to the corporation. However, the BR Certificate provides that any action by stockholders shall be taken at a meeting of stockholders and no action may be taken by written consent of the stockholders.

     Under the MGCL, any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting only if a unanimous written consent is signed by each stockholder entitled to vote on the matter and a written waiver of any right to dissent is signed by each stockholder who would have been entitled to notice of, but could not vote at, such stockholder meeting.

RIGHTS PLANS

     Each share of BR Common Stock currently has a BR Right associated with it. The BR Rights Plan expires on December 16, 1998.

     In December of 1988, BR adopted the BR Rights Plan and declared a dividend distribution of one BR Right for each outstanding share of BR Common Stock. Under certain conditions, each BR Right may be exercised to purchase one one-hundredth of a share of Series A Preferred Stock of BR at a purchase price of $95 per one one-hundredth share, subject to adjustment. The BR Rights will be exercisable upon the earlier to occur of (i) a public announcement that a person or group, without the prior consent of BR has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of BR Common Stock (any such person or group, a "BR Acquiring Person"); or (ii) ten days following the commencement of a tender or exchange offer which would result in any person or group of related persons becoming a BR Acquiring Person, without the prior consent of BR.

     If any person or group becomes a BR Acquiring Person, or thereafter BR is involved in a merger or other business combination in which 50% or more of BR's assets or earning power is sold, each BR Right will entitle its holder to receive, upon exercise, BR Common Stock (or, in the case of a merger or other business combination, stock of the acquiring company) having a value equal to two times the exercise price of the BR Right. BR will be entitled to redeem the BR Rights at $.05 per BR Right at any time prior to the earlier of the expiration of the BR Rights or the time that a person has acquired or obtained the right to acquire a 20% position. The BR Rights do not have voting or dividend rights and, until they become exercisable, have no dilutive effect on the earnings of BR.

     Each share of LL&E Stock has an LL&E Right associated with it. In May of 1986, LL&E adopted a Rights Plan and declared a dividend distribution of one LL&E Right for each outstanding share of LL&E Stock outstanding on June 6, 1986 and authorized the issuance of one LL&E Right in respect of each share of capital stock of LL&E issued between June 6, 1986 and the earlier of the Distribution Date, the Expiration Date and the Final Expiration Date (each as defined in the LL&E Rights Plan). In May of 1996, LL&E amended and restated its Rights Plan. The description and terms of the LL&E Rights are set forth in the LL&E Rights Plan. Under certain conditions, each LL&E Right may be exercised to purchase one share of LL&E Stock at a purchase price of $175, subject to adjustment. The LL&E Rights will be exercisable only (i) following the date on which a person or group, without the prior written approval of the LL&E Board, acquires or obtains the right to acquire "beneficial ownership" of 20% or more of the LL&E Stock outstanding (any such person or group, an "LL&E Acquiring Person") or (ii) ten days following the commencement of a tender or exchange offer which would result in a person or group becoming an LL&E Acquiring Person.

     In the event that any person or group becomes an LL&E Acquiring Person or thereafter LL&E were acquired in a merger or other business combination or that 50% or more of its assets or earning power were sold, each LL&E Right would entitle its holder to receive, upon exercise, stock of LL&E (or, in the case of a merger or other business combination or sale of 50% or more of its assets or earning power, stock of the acquiring company), which would have a value equal to two times the purchase price. LL&E will be entitled to redeem the LL&E Rights at $.01 per LL&E Right at any time prior to the earlier of the expiration of the LL&E Rights in June, 2006 or ten days following the time that a person or group has become the beneficial owner of 20% of LL&E Stock. The LL&E Rights do not have voting or dividend rights, and until they become exercisable, have no dilutive effect on the earnings of LL&E. On July 16, 1997, LL&E took action to exempt Sub and BR from the provisions of the LL&E Rights Plan. Thus, neither the execution of the Merger Agreement nor the consummation of the Merger will result in the LL&E Rights becoming exercisable.

BUSINESS COMBINATIONS

     Under the DGCL, the approval by the affirmative vote of the holders of a majority of the outstanding stock of a corporation entitled to vote on the matter generally is required for a merger, consolidation or sale, lease or exchange of all or substantially all the corporation's assets to be consummated. The BR Certificate provides certain restrictions on business combinations with "Interested Stockholders" (as defined in the BR Certificate) or their affiliates. Accordingly, the BR Certificate requires the affirmative vote of at least 51% of the "Voting Stock" (as defined in the BR Certificate), excluding the vote of any Interested Stockholder, for the adoption or authorization of a Business Combination (as defined in the BR Certificate) unless (i) the Disinterested Directors (as defined in the BR Certificate) determine that the Interested Stockholder is the beneficial owner of at least 80% of the Voting Stock and has agreed to vote in favor of such Business Combination or (ii) the fair market value of the consideration per share to be received by the holders of shares in the Business Combination is equal to or greater than the consideration paid by an Interested Stockholder in acquiring the largest number of shares of such class of stock previously acquired in any one transaction or series of related transactions and the Interested Stockholder has not received the benefit of any loans, advances, guarantees, pledges or other financial assistance provided by BR.

     Under the MGCL, the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter is required to approve a merger, consolidation, share exchange or transfer of all or substantially all of the corporation's assets, subject to certain exceptions. The LL&E Charter does not provide for any restrictions with respect to business combinations with interested stockholders.

STATE TAKEOVER LEGISLATION

     DELAWARE BUSINESS COMBINATION LAW. Section 203 of the DGCL generally prohibits a Delaware corporation from engaging in a "Business Combination" (defined as a variety of transactions, including mergers, asset sales, issuance of stock and other transactions resulting in a financial benefit to the Interested Stockholder) with an "Interested Stockholder" (defined generally as a person that is the beneficial owner of 15% or more of a corporation's outstanding voting stock) for a period of three years following the date that such person became an Interested Stockholder unless:

          (i) prior to the date such person became an Interested Stockholder, the board of directors of the corporation approved either the Business Combination or the transaction that resulted in the stockholder's becoming an Interested Stockholder;

          (ii) upon consummation of the transaction that resulted in the stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and employee stock ownership plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

          (iii) on or subsequent to the date such person became an Interested Stockholder, the Business Combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

     A corporation may adopt an amendment to its certificate of incorporation or By-laws expressly electing not to be governed by Section 203 of the DGCL if, in addition to any other vote required by law, such amendment is approved by the affirmative vote of a majority of the shares entitled to vote. However, such amendment generally will not be effective until 12 months after adoption of such amendment and will not apply to a business combination with an Interested Stockholder who was such on or prior to the adoption of the amendment. BR has not adopted an amendment to its Certificate or By-laws by which BR elects not to be governed by Section 203 of the DGCL.

     MARYLAND BUSINESS COMBINATION LAW. Under the MGCL, certain "business combinations" (including a merger, a consolidation, a share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns 10% or more of the voting power of the corporation's shares or an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation (an "Interested Stockholder") or an affiliate of such an Interested Stockholder are prohibited for five years after the most recent date on which the Interested Stockholder becomes an Interested Stockholder. Thereafter, the MGCL provides that any such business combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation and (b) two-thirds of the votes entitled to be cast by holders of outstanding voting shares of the corporation other than shares held by the Interested Stockholder with whom (or with whose affiliate) the business combination is to be effected, unless, among other things, the corporation's stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares or the business combination is approved or exempted by the board of directors of the corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder. The board of directors of a Maryland corporation may adopt a resolution approving or exempting specific business combinations, business combinations generally, or generally by types, as to specifically identified or unidentified existing or future stockholders or their affiliates from the business combination provisions of the MGCL.

     Furthermore, a Maryland corporation may elect not to be subject to the foregoing requirements by amending its charter, but such amendment must be approved by the affirmative vote of at least 80% of the votes entitled to be cast by all holders of outstanding shares of voting stock and at least two-thirds of the votes entitled to be cast by holders of outstanding shares of voting stock who are not interested stockholders. Any such amendment is not effective until 18 months after the vote of stockholders and does not apply to any business combination of a corporation with a stockholder who was an interested stockholder on the date of the stockholder vote. LL&E has not adopted an amendment to the LL&E Charter by which LL&E elects not to be governed by the default provisions of the MGCL with respect to business combinations with interested stockholders.

     MARYLAND CONTROL SHARE ACQUISITION STATUTE. The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent the acquisition is exempt or is approved by a vote of at least two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror or by officers or directors who are employees of the corporation. "Control shares" are voting shares of stock which, if aggregated with all other shares of voting stock previously acquired by the acquiror, would entitle such acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) 20% or more but less than 33 1/3%; (ii) 33 1/3% or more but less than a majority; or (iii) a majority of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means, subject to certain exceptions, the direct or indirect acquisitions of, ownership of, or the power to direct the exercise of voting power with respect to, control shares.


     The MGCL also requires Maryland corporations to hold a special meeting of stockholders at the request of a person who has made or proposes to make a control share acquisition within 50 days after such request is made, subject to the satisfaction of certain conditions, to consider the voting rights of the shares. In addition, unless the corporation's charter or By-laws provide otherwise, if no request for a meeting is made, the corporation may itself present the question at any stockholders' meeting. If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as provided in the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined without regard to voting rights as of the date of the last control share acquisition or as of any meeting of stockholders at which the voting rights of such shares are considered and not approved. Moreover, unless the corporation's charter or By-laws provide otherwise, if voting rights are accorded to control shares at a special meeting of stockholders which results in the acquiring person's having majority voting power, then minority stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. The control share acquisition statute does not apply to stock acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction. An acquisition of shares may be exempted from the control share statute provided that a charter or by-law provision is adopted for such purpose prior to the control share acquisition. LL&E has not adopted an amendment to the LL&E Charter or LL&E By-laws electing not to be governed by the control share acquisitions provisions of the MGCL.


     The DGCL has no comparable control share acquisition provision.

STANDARD OF CONDUCT FOR DIRECTORS

     Under Delaware law, the standards of conduct for directors have developed through written opinions of the Delaware courts in cases decided by them. Generally, directors of Delaware corporations are subject to a duty of loyalty and a duty of care. The duty of loyalty has been said to require directors to refrain from self-dealing. According to the Delaware Supreme Court, the duty of care requires "directors . . . in managing the corporate affairs . . . to use that amount of care which ordinarily careful and prudent men would use in similar circumstances." Later case law has established "gross negligence" as the test for breach of the standard for the duty of care in the process of decision-making by directors of Delaware corporations.

     Under Maryland law, the standards of conduct for directors are governed by statute. Section 2-405.1(a) of the MGCL requires that a director of a Maryland corporation perform his or her duties in "good faith," with "a reasonable belief" that his or her actions are "in the best interests of the corporation" and with the care of an "ordinarily prudent person in a like position . . . under similar circumstances."

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under the DGCL, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     The DGCL permits similar indemnification in the case of derivative actions, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability and in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. A director, officer, employee or agent who is successful, on the merits or otherwise, in defense of any proceeding subject to the DGCL's indemnification provisions must be indemnified by the corporation for reasonable expenses incurred in connection therewith, including attorneys' fees.

     The BR By-Laws provide, in substance, that each person made a party or threatened to be made a party to any type of proceeding, by reason of the fact that he or she is or was a director or officer of BR or is or was serving at the request of BR as a director, officer, employee or agent of another corporation, will be indemnified and held harmless by BR to the full extent permitted by the DGCL, against all expense, liability and loss actually and reasonably incurred by such person in connection therewith. In certain cases, the indemnified party will be entitled to the advancement of certain expenses relating to indemnification.


     The MGCL permits a corporation to indemnify its current and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any suit or proceeding to which they may be a party by reason of their service in those or other capacities, unless it is established that: (a) the act or omission was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty;
(b) the person actually received an improper personal benefit in money, property, or services; or (c) in the case of any criminal proceeding, the person had reasonable cause to believe that the act or omission was unlawful. However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. Indemnification for settlement of a suit by or in the right of the corporation is permitted under the MGCL. In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of
(a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation and (b) a written statement by or on his behalf to repay the amount paid or reimbursed by the corporation if it shall ultimately be determined that the standard of conduct was not met. Unless limited by a corporation's charter, a corporation must indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding subject to the MGCL's indemnification provisions.

     The LL&E By-laws provide, in substance, that LL&E, to the fullest extent of the MGCL, will indemnify, and advance expenses to, former and current directors, arising out of such person's service to LL&E.

LIMITATION OF PERSONAL LIABILITY OF DIRECTORS AND OFFICERS

     The DGCL provides that a corporation's certificate of incorporation may include a provision limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. However, no such provision can limit the liability of a director for (i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) violation of certain provisions of the DGCL, (iv) any transaction from which the director derived an improper personal benefit or (v) any act or omission prior to the adoption of such a provision in the certificate of incorporation. The BR Certificate provides that, to the full extent of the DGCL, BR directors are not liable to BR or its stockholders for monetary damages for conduct as a director. However, such provisions do not limit the availability of equitable relief to BR or its stockholders.

     Under the MGCL, a corporation's charter may, with certain exceptions, include any provisions expanding or limiting the liability of its directors and officers to the corporation or its stockholders for money damages, but may not include any provision that restricts or limits the liability of its directors or officers to the corporation or its stockholders to the extent that (i) it is proved that the person actually received an improper benefit or profit in money, property, or services (in which case recovery is limited to the actual amount of the benefit or profit actually received) or (ii) a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. The LL&E Charter provides that, to the fullest extent permitted by law, LL&E directors and officers are not liable to LL&E or its stockholders for money damages. However, such provisions do not limit the availability of equitable relief to LL&E or its stockholders.

APPRAISAL RIGHTS


     Under the DGCL, except as otherwise provided by the DGCL, stockholders have the right to demand and receive payment in cash of the fair value of their stock (as appraised pursuant to judicial proceedings) in the event of a merger or consolidation in lieu of the consideration such stockholder would otherwise receive in such transaction. However, except as otherwise provided by the DGCL, stockholders do not have such appraisal rights if, among other things, the consideration they receive for their shares consists of (i) shares of stock of the corporation surviving or resulting from such merger or consolidation, (ii) shares of stock of any other corporation which at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. ("NASD") or held of record by more than 2,000 stockholders, (iii) cash in lieu of fractional shares of the corporations described in clause (i) or (ii) of this sentence, or
(iv) any combination of shares of stock and cash in lieu of fractional shares described in the foregoing clauses (i), (ii) and (iii). The BR Common Stock is listed on the NYSE.


     Under the MGCL, stockholders have the right, subject to certain exemptions, to demand and receive payment of the fair value of their stock in the event of certain mergers, consolidations, share exchanges or transfers of assets or if the corporation amends its charter in a way that substantially adversely affects the stockholder's rights unless the right to do so is reserved in the corporation's charter. However, except as otherwise provided by the MGCL, a stockholder does not have such appraisal rights if, among other things, (i) such stockholder's stock is listed on a national securities exchange or is designated as a national market system security on an interdealer quotation system by the NASD, or (ii) such stockholder's stock is that of the surviving corporation in the merger unless the merger alters the contract rights of the stock as expressly set forth in the charter, and the charter does not reserve the right to do so, or the stock is to be changed or converted in whole or in part in the merger into something other than either stock in the successor or cash, scrip, or other rights or interests, arising out of provisions for the treatment of fractional shares of stock in the successor. The LL&E Stock is listed on the NYSE.


PREEMPTIVE RIGHTS

     Under the DGCL, a stockholder does not have preemptive rights unless such rights are specifically granted in the corporation's certificate of incorporation. The BR Certificate provides that no holder of stock of any class of BR shall have, as such holder, any preemptive or preferential right with respect to any stock of any class of BR or to any securities convertible into shares of stock of BR.


     Under the MGCL, a stockholder of a corporation formed before October 1, 1995, such as LL&E, has preemptive rights unless such rights are specifically negated in the corporation's charter. The LL&E Charter provides that no holders of stock of LL&E, of whatever class or series, have any preferential right of subscription to any shares of any class or to any securities convertible into shares of stock of LL&E other than such, if any, as the LL&E Board may determine, and at such a price as the LL&E Board in its discretion may fix.


DENIAL OF VOTING RIGHTS

     The DGCL provides that holders of the outstanding shares of a class of stock shall be entitled to vote as a class upon a proposed amendment to the certificate of incorporation, whether or not entitled to vote thereon by the certificate of incorporation, if the amendment would change the aggregate number of authorized shares or the par value of the class or would adversely affect the powers, preferences or special rights of the class.

     Under the MGCL there is no such statutory provision.

PAYMENT OF DIVIDENDS

     Under the DGCL, a board of directors may authorize a corporation to make distributions to its stockholders, subject to any restrictions in its certificate of incorporation, either (i) out of surplus or (ii) if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Under the DGCL, no distribution out of net profits is permitted, however, if, following the distribution, the corporation's capital is less than the aggregate amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. The BR Certificate does not further restrict the ability of the BR Board to declare dividends.

     Under the MGCL, a corporation may not pay a dividend or other distribution if, after giving effect to such distribution, (i) the corporation would not be able to pay its indebtedness as such indebtedness becomes due in the usual course of business or (ii) the corporation's total assets would be less than the sum of the corporation's total liabilities plus, unless the charter provides otherwise (which the LL&E Charter does not), the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the distribution. The LL&E Charter does not further restrict the ability of the LL&E Board to declare dividends.

INSPECTION OF BOOKS AND RECORDS

     Under the DGCL, any stockholder of a Delaware corporation may examine the list of stockholders and any stockholder making a written demand may inspect any other corporate books and records for any purpose reasonably related to the stockholder's interest as a stockholder.

     The MGCL provides that persons who together have been stockholders for more than six months and own at least 5% of the outstanding stock of any class of a Maryland corporation may inspect and copy the corporation's books of account and stock ledger, request and receive a statement of the corporation's affairs and request and receive a list of its stockholders. In addition, any stockholder of a Maryland corporation may (a) inspect and copy the bylaws, minutes of the proceedings of stockholders and annual statements of affairs and (b) request the corporation to provide a sworn statement showing all stock and securities issued and all consideration received by the corporation for such stock during the preceding twelve months.

                     MARKET PRICE AND DIVIDEND INFORMATION

     The BR Common Stock is listed and traded on the NYSE and the LL&E Stock is listed and traded on the NYSE, the London Stock Exchange and the Swiss Stock Exchanges (Basle, Geneva and Zurich). The following table sets forth the high and low trading prices per share of each of the BR Common Stock and the LL&E Stock on the NYSE for the periods indicated as reported in published financial sources and the dividends paid per share for such periods:


                                                BR COMMON             BR             LL&E STOCK             LL&E
                                               STOCK PRICES        DIVIDENDS           PRICES             DIVIDENDS
                                           --------------------    DECLARED     --------------------      DECLARED
                                             HIGH        LOW       PER SHARE      HIGH        LOW         PER SHARE
                                             ----        ---       ---------      ----        ---       -------------
1995
  First Quarter..........................    $40 3/4     $33 5/8    $.1375        $38 1/2     $31 1/4       $.06
  Second Quarter.........................     41 1/2      36 1/2     .1375         41 1/8      35 3/8        .06
  Third Quarter..........................     42 1/4      36 3/8     .1375         40 1/8      35            .06
  Fourth Quarter.........................     41 3/8      34 7/8     .1375         43          35 1/8        .06
1996
  First Quarter..........................     40 1/4      35 5/8     .1375         48 7/8      39 3/8        .06
  Second Quarter.........................     43 1/4      35 1/8     .1375         57 7/8      46 7/8        .06
  Third Quarter..........................     47 1/8      41 5/8     .1375         63 5/8      50 3/8        .06
  Fourth Quarter.........................     53 1/2      44 1/8     .1375         62 1/2      51 1/2        .06
1997
  First Quarter..........................     54 1/2      42 5/8     .1375         59 1/4      46            .06
  Second Quarter.........................     48 5/8      39 3/4     .1375         57 1/4      45 1/4        .06
  Third Quarter (through                ,
     1997)...............................


     On July 16, 1997, the last full trading day prior to the first public announcement of the execution of the Merger Agreement, the reported high and low sale prices per share and closing price per share of BR Common Stock and LL&E Stock on the NYSE were as follows:

                                                                       JULY 16, 1997
                                                              --------------------------------
                                                                HIGH        LOW        CLOSE
                                                                ----        ---        -----
BR..........................................................    $46 3/8     $45 13/16   $46 1/8
LL&E........................................................     60          56 1/8      58 1/4

     On        , 1997, the last full trading day prior to the date of this Joint
Proxy Statement/Prospectus, the reported high and low sale prices per share and closing price per share of BR Common Stock and LL&E Stock on the NYSE were as follows:

                                                                           , 1997
                                                              --------------------------------
                                                                HIGH        LOW        CLOSE
                                                                ----        ---        -----
BR..........................................................    $           $           $
LL&E........................................................

     STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR SHARES OF BR COMMON STOCK AND LL&E STOCK.

     The Exchange Ratio pursuant to the Merger Agreement is a fixed ratio. Accordingly, the Exchange Ratio will not be adjusted in the event of any increase or decrease in the price of either BR Common Stock or LLE Stock. The price of BR Common Stock at the Effective Time may be higher or lower than its price at the date of this Joint Proxy Statement/Prospectus and at the date of the Special Meetings. Because the Effective Time may occur on a date later than the Special Meetings, there can be no assurance that the price of BR Common Stock on the date of the Special Meetings will be indicative of its price at the Effective Time.

             SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF BR

     The following table sets forth selected historical consolidated financial data for BR as of and for each of the five years in the period ended December 31, 1996 and as of and for the six months ended June 30, 1997 and 1996. Such data have been derived from, and should be read in conjunction with, the audited consolidated financial statements and other financial information contained in BR's Annual Report on Form 10-K for the year ended December 31, 1996 and the unaudited consolidated interim financial information contained in BR's Quarterly Report on Form 10-Q for the six months ended June 30, 1997, including the notes thereto, incorporated by reference herein. See "Available Information" and "Incorporation of Documents by Reference."


                                           SIX MONTHS
                                         ENDED JUNE 30,              YEAR ENDED DECEMBER 31,
                                         ---------------   -------------------------------------------
                                          1997     1996     1996     1995     1994     1993    1992(A)
                                         ------   ------   ------   ------   ------   ------   -------
                                                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA
  Revenues.............................  $  666   $  551   $1,293   $  873   $1,055   $1,043    $  943
  Operating Income (Loss)(b)...........     238      159      418     (467)     175      256       240
  Income (Loss) from Continuing
     Operations(b)(c)..................     189       86      255     (280)     154      256       190
  Income (Loss) from Continuing
     Operations per Common
     Share(b)(c)(d)....................    1.52      .68     2.02    (2.20)    1.20     1.96      1.44
BALANCE SHEET DATA
  Total Assets(b)......................  $4,372   $4,175   $4,316   $4,142   $4,809   $4,448    $4,470
  Long-term Debt.......................   1,347    1,358    1,347    1,350    1,309      819     1,003
  Stockholders' Equity(b)..............   2,416    2,223    2,333    2,220    2,568    2,608     2,406
  Common Shares Outstanding............     124      125      125      127      127      130       129
  Cash Dividends Declared per Common
     Share(e)..........................    .275     .275      .55      .55      .55      .55       .60
CASH FLOW DATA
  Net Cash Provided by Operating
     Activities........................  $  407   $  272   $  652   $  452   $  498   $  455    $  433
  Net Cash Provided by (Used in)
     Investing Activities..............      59     (197)    (423)    (406)    (799)    (331)     (354)
  Net Cash Provided by (Used in)
     Financing Activities..............     (85)     (76)    (181)     (45)     301     (137)     (176)


---------------
(a) In 1992, as a result of the spin-off of EPNG, EPNG's results of operations were reported as discontinued and have been excluded from the historical consolidated financial data.

(b) In 1995, as a result of the impairment of oil and gas assets related to the adoption of SFAS No. 121, BR recognized a non-cash, pretax charge of $490 million ($304 million after tax).

(c) In 1997, BR recognized a $31 million after tax gain, or Earnings per Common Share ("EPS") of $.25, on sale of oil and gas properties associated with its accelerated divestiture program.

(d) Excluding the gain related to the sale of oil and gas properties associated with the accelerated divestiture program, EPS would have been $1.27 for the six months ended June 30, 1997. Excluding non-recurring items totaling $.15, $2.39, $.47 and $.24 per share, EPS would have been $2.17, $.19, $1.49 and
    $1.20 in 1996, 1995, 1993 and 1992, respectively.

(e) On January 13, 1993, BR increased its quarterly dividend rate to $.1375 per share. In July 1992, the quarterly dividend rate was reduced from $.175 per share to $.125 per share to reflect the June 30, 1992 spin-off of EPNG to BR stockholders.

            SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF LL&E

     The following table sets forth selected historical consolidated financial data for LL&E as of and for each of the five years in the period ended December 31, 1996 and as of and for the six months ended June 30, 1997 and 1996. Such data have been derived from, and should be read in conjunction with, the audited consolidated financial statements and other financial information contained in LL&E's Annual Report on Form 10-K for the year ended December 31, 1996 and the unaudited consolidated interim financial information contained in LL&E's Quarterly Report on Form 10-Q for the six months ended June 30, 1997, including the notes thereto, incorporated by reference herein. See "Available Information" and "Incorporation of Documents by Reference."

                                          SIX MONTHS
                                        ENDED JUNE 30,             YEAR ENDED DECEMBER 31,
                                        ---------------   ------------------------------------------
                                         1997     1996     1996     1995     1994     1993     1992
                                        ------   ------   ------   ------   ------   ------   ------
                                                  (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA
Revenues(a)...........................  $  306   $  509   $  863   $  822   $  789   $  794   $  766
Operating Profit (Loss)(a)(b)(c)(d)...      76       95      194      113     (288)      91       53
Net Earnings (Loss)(a)(b)(c)(d).......      27       38       80       19     (227)      10       (7)
Earnings (Loss) per
  Share(a)(b)(c)(d)...................     .79     1.11     2.35      .56    (6.80)     .33     (.24)

BALANCE SHEET DATA
Total Assets(b)(c)(d).................  $1,346   $1,455   $1,365   $1,468   $1,478   $1,839   $1,209
Long-term Debt........................     460      592      506      692      740      735      343
Stockholders' Equity(b)(c)(d).........     502      428      475      371      352      600      417
Average Shares........................      34       34       34       34       33       30       28
Cash Dividends Declared per
  Share(e)............................     .12      .12      .24      .24     1.00     1.00     1.00

CASH FLOW DATA
Net Cash Flows From Operating
  Activities(f).......................  $  198   $  177   $  318   $  221   $  212   $  179   $  179
Net Cash Flows From Investing
  Activities(f).......................    (144)     (99)    (163)    (174)    (238)    (722)    (116)
Net Cash Flows From Financing
  Activities..........................     (47)     (77)    (157)     (49)       5      536      (49)

---------------

(a) Effective July 31, 1996, LL&E sold its crude oil refinery resulting in a gain of $2 million. For the six months ended June 30, 1996 and for each of the five years in the period ended December 31, 1996, the refinery generated revenues of $225 million, $264 million, $355 million, $361 million, $400 million and $442 million, respectively, and pretax operating profits (losses) of $8 million, $7 million, $3 million, ($37) million, ($10) million and $10 million, respectively.

(b) During 1994, LL&E changed its method of assessing the impairment of long-lived assets. As a result, LL&E recognized a non-cash pretax charge of $319 million ($210 million after tax).

(c) In 1993, LL&E changed its method of accounting for income taxes and recorded a $14 million credit to earnings. LL&E also completed the sale of certain assets in Canada for approximately $43 million resulting in a gain of approximately $24 million (before income taxes of approximately $10 million).

(d) In 1992, LL&E recorded a charge of approximately $54 million (before income tax benefits of approximately $18 million) against earnings to provide for the restructuring of its oil and gas operations and completed the sale of substantially all of the selected properties for a purchase price of approximately

    $48 million, resulting in a gain of approximately $8 million which was applied against the restructuring charges.

(e) In 1995, LL&E decreased its quarterly dividend rate to $.06 per share and directed the savings to the capital and exploration program.

(f) LL&E reports Net Cash Flows from Operating Activities and Net Cash Flows from Investing Activities using a different method than BR. LL&E excludes and BR includes exploratory seismic costs in exploration costs when adjusting net income (loss) to Net Cash Flows from Operating Activities. If LL&E had utilized BR's method, Net Cash Flows from Operating Activities would have been greater and Net Cash Flows from Investing Activities would have been less by $18 million and $14 million for the six months ended June 30, 1997 and 1996, respectively, and $22 million, $13 million, $18 million, $17 million and $11 million for the years ended December 31, 1996, 1995, 1994, 1993 and 1992, respectively.

               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

     The following unaudited pro forma combined financial statements are presented to give effect to the Merger of BR & LL&E under the pooling of interests method of accounting. The income statements for each of the three years in the period ended December 31, 1996 and six months ended June 30, 1997, assume that the Merger had been consummated at the beginning of the earliest period presented. The balance sheet assumes that the Merger had been consummated on June 30, 1997. The unaudited pro forma combined financial statements do not reflect any cost savings and other synergies anticipated by BR management as a result of the Merger and are not necessarily indicative of the results of operations or the financial position which would have occurred had the Merger been consummated at the beginning of the earliest period presented, nor are they necessarily indicative of future results of operations or financial position. Additionally, the unaudited pro forma combined statements of income exclude non-recurring charges directly attributable to the Merger which will be charged to operations in the quarter in which the Merger is consummated. The unaudited pro forma combined financial statements should be read in conjunction with the historical consolidated financial statements of BR and LL&E, including the notes thereto, incorporated by reference in this Joint Proxy Statement/Prospectus. See "Available Information," and "Incorporation of Documents by Reference."

                                  BR AND LL&E

               UNAUDITED PRO FORMA COMBINED STATEMENTS OF INCOME

                                                            SIX MONTHS ENDED JUNE 30, 1997
                                                      -------------------------------------------
                                                                          PRO FORMA     PRO FORMA
                                                        BR      LL&E     ADJUSTMENTS    COMBINED
                                                      ------    -----    -----------    ---------
                                                        (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Revenues............................................  $  666    $ 306        $           $  972
Costs and Expenses..................................     428      256         --            684
                                                      ------    -----        ---         ------
Operating Income....................................     238       50                       288
Interest Expense....................................      56       14         --             70
Other Income -- Net.................................      53        7                        60
                                                      ------    -----        ---         ------
Income Before Income Taxes..........................     235       43         --            278
Income Tax Expense..................................      46       16         --             62
                                                      ------    -----        ---         ------
Net Income..........................................  $  189    $  27        $--         $  216
                                                      ======    =====        ===         ======
Earnings per Common Share...........................  $ 1.52    $ .79                    $ 1.22
                                                      ======    =====                    ======
Weighted Average Number of Common Shares
  Outstanding.......................................     125       34                       177(a)
                                                      ======    =====                    ======

                                                             YEAR ENDED DECEMBER 31, 1996
                                                      -------------------------------------------
                                                                          PRO FORMA     PRO FORMA
                                                        BR      LL&E     ADJUSTMENTS    COMBINED
                                                      ------    -----    -----------    ---------
                                                        (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Revenues............................................  $1,293    $ 863        $(2)(b)     $2,154
Costs and Expenses..................................     875      719         --          1,594
                                                      ------    -----        ---         ------
Operating Income....................................     418      144         (2)           560
Interest Expense....................................     113       34         --            147
Other Income -- Net.................................       2       10          2(b)          14
                                                      ------    -----        ---         ------
Income Before Income Taxes..........................     307      120         --            427
Income Tax Expense..................................      52       40         --             92
                                                      ------    -----        ---         ------
Net Income..........................................  $  255    $  80        $--         $  335
                                                      ======    =====        ===         ======
Earnings per Common Share...........................  $ 2.02    $2.35                    $ 1.88
                                                      ======    =====                    ======
Weighted Average Number of Common Shares
  Outstanding.......................................     126       34                       178(a)
                                                      ======    =====                    ======

        See Notes to Unaudited Pro Forma Combined Financial Statements.

                                  BR AND LL&E

            UNAUDITED PRO FORMA COMBINED STATEMENTS OF INCOME (LOSS)

                                                             YEAR ENDED DECEMBER 31, 1995
                                                     --------------------------------------------
                                                                          PRO FORMA     PRO FORMA
                                                       BR       LL&E     ADJUSTMENTS    COMBINED
                                                     ------    ------    -----------    ---------
                                                       (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Revenues...........................................  $  873    $  822        $(2)(b)     $1,693
Costs and Expenses.................................   1,340       763         --          2,103
                                                     ------    ------        ---         ------
Operating Income (Loss)............................    (467)       59         (2)          (410)
Interest Expense...................................     109        39         --            148
Other (Expense) Income -- Net......................      (1)        9          2(b)          10
                                                     ------    ------        ---         ------
Income (Loss) Before Income Taxes..................    (577)       29         --           (548)
Income Tax Expense (Benefit).......................    (297)       10         --           (287)
                                                     ------    ------        ---         ------
Net Income (Loss)..................................  $ (280)   $   19        $--         $ (261)
                                                     ======    ======        ===         ======
Earnings (Loss) per Common Share...................  $(2.20)   $  .56                    $(1.47)
                                                     ======    ======                    ======
Weighted Average Number of Common Shares
  Outstanding......................................     127        34                       178(a)
                                                     ======    ======                    ======


                                                             YEAR ENDED DECEMBER 31, 1994
                                                     --------------------------------------------
                                                                          PRO FORMA     PRO FORMA
                                                       BR       LL&E     ADJUSTMENTS    COMBINED
                                                     ------    ------    -----------    ---------
                                                       (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Revenues...........................................  $1,055    $  789        $(7)(b)     $1,837
Costs and Expenses.................................     880     1,131         --          2,011
                                                     ------    ------        ---         ------
Operating Income (Loss)............................     175      (342)        (7)          (174)
Interest Expense...................................      90        26         --            116
Other Income -- Net................................       5        22          7(b)          34
                                                     ------    ------        ---         ------
Income (Loss) Before Income Taxes..................      90      (346)        --           (256)
Income Tax (Benefit)...............................     (64)     (119)        --           (183)
                                                     ------    ------        ---         ------
Net Income (Loss)..................................  $  154    $ (227)       $--         $  (73)
                                                     ======    ======        ===         ======
Earnings (Loss) per Common Share...................  $ 1.20    $(6.80)                   $ (.41)
                                                     ======    ======                    ======
Weighted Average Number of Common Shares
  Outstanding......................................     129        33                       180(a)
                                                     ======    ======                    ======


        See Notes to Unaudited Pro Forma Combined Financial Statements.

                                  BR AND LL&E

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET

                                                                   JUNE 30, 1997
                                                  -----------------------------------------------
                                                                       PRO FORMA        PRO FORMA
                                                    BR       LL&E     ADJUSTMENTS       COMBINED
                                                  ------    ------    -----------       ---------
                                                                   (IN MILLIONS)
ASSETS
Current Assets
  Cash and Cash Equivalents.....................  $  449    $   16      $   --           $  465
  Short-term Investments........................      41        --          --               41
  Accounts Receivable...........................     191       116          (8)(c)          299
  Inventories...................................      23        --          20(c)            43
  Other Current Assets..........................      21        13          --               34
                                                  ------    ------      ------           ------
                                                     725       145          12              882
                                                  ------    ------      ------           ------
Oil & Gas Properties (Successful Efforts
  Method).......................................   5,241     3,063         (12)(c)        8,292
Other Properties................................     523        69          --              592
                                                  ------    ------      ------           ------
                                                   5,764     3,132         (12)           8,884
Accumulated Depreciation, Depletion and
  Amortization..................................   2,210     1,965          --            4,175
                                                  ------    ------      ------           ------
Properties -- Net...............................   3,554     1,167         (12)           4,709
                                                  ------    ------      ------           ------
Other Assets....................................      93        34           2(d)           129
                                                  ------    ------      ------           ------
          Total Assets..........................  $4,372    $1,346      $    2           $5,720
                                                  ======    ======      ======           ======
LIABILITIES
Current Liabilities
  Accounts Payable..............................  $  218    $  138      $   76(e)(h)     $  432
  Taxes Payable.................................      58         4          (5)(f)(h)        57
  Other Current Liabilities.....................      38        --          --               38
                                                  ------    ------      ------           ------
                                                     314       142          71              527
                                                  ------    ------      ------           ------
Long-term Debt..................................   1,347       460          --            1,807
                                                  ------    ------      ------           ------
Deferred Income Taxes...........................     105        82          --              187
                                                  ------    ------      ------           ------
Other Liabilities and Deferred Credits..........     190       160           2(d)           352
                                                  ------    ------      ------           ------

Commitments and Contingent Liabilities

STOCKHOLDERS' EQUITY
Common Stock....................................       2         5          (5)(g)            2
Paid-in Capital.................................   2,911        49           5(g)         2,965
Retained Earnings...............................     544       448         (71)(e)(f)       921
                                                  ------    ------      ------           ------
                                                   3,457       502         (71)           3,888
Cost of Treasury Stock..........................   1,041        --          --            1,041
                                                  ------    ------      ------           ------
Common Stockholders' Equity.....................   2,416       502         (71)           2,847
                                                  ------    ------      ------           ------
          Total Liabilities and Common
            Stockholders' Equity................  $4,372    $1,346      $    2           $5,720
                                                  ======    ======      ======           ======

        See Notes to Unaudited Pro Forma Combined Financial Statements.

           NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

(a) The pro forma weighted average number of common and equivalent shares outstanding for each period has been calculated using the Exchange Ratio of
    1.525 shares of BR Common Stock for each share of LL&E Stock.

(b) Reflects the reclassification of gains on sale of oil and gas properties by LL&E to conform to the presentation of BR.

(c) Reflects the reclassification of inventory by LL&E to conform to the presentation of BR.

(d) Reflects the reclassification of oil and gas overproduction by LL&E to conform to the presentation of BR.

(e) Reflects the estimated direct costs associated with the Merger of BR and LL&E which approximate $80 million. These costs primarily consist of $51 million for severance, outplacement and related exit costs and $29 million for direct transaction costs. These non-recurring costs, which are subject to change, will be charged to operations in the quarter in which the Merger is consummated. It is expected that substantially all of the costs related to this transaction will be paid within one year after the Merger is consummated.

(f) Reflects the $9 million income tax effect of the costs included in Note (e) above.

(g) Reflects the exchange of BR Common Stock for LL&E Stock.

(h) Reflects the reclassification of other taxes by LL&E to conform to the presentation of BR.

                                    EXPERTS

     The consolidated financial statements of BR as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 have been incorporated by reference herein and in the Registration Statement in reliance on the report, which includes an explanatory paragraph for the change in BR's method of accounting for the impairment of long-lived assets in 1995, of Coopers & Lybrand L.L.P., independent accountants, given upon the authority of such firm as experts in accounting and auditing.

     The Consolidated Financial Statements of LL&E as of December 31, 1996 and 1995 and for each of the years in the three-year period ended December 31, 1996 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP refers to the change in 1994 of LL&E's methods of assessing the impairment of the capitalized costs of proved oil and gas properties and other long-lived assets.

     The Consolidated Financial Statements of Maralou Netherlands Partnership as of December 31, 1996 and 1995 and for each of the years in the three-year period ended December 31, 1996, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon authority of said firm as experts in accounting and auditing.

     With respect to the unaudited interim financial information of LL&E for the three-months ended March 31, 1997 and 1996 and the three-months and six-months ended June 30, 1997 and 1996, incorporated by reference herein, the independent accountants have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports for the three-months ended March 31, 1997 and 1996 and three-months and six-months ended June 30, 1997 and 1996 and incorporated by reference herein, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited interim financial information because those reports are not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

     Representatives of Coopers & Lybrand L.L.P. and KPMG Peat Marwick LLP will be present at the BR Special Meeting and the LL&E Special Meeting, respectively, with the opportunity to make a statement if they desire to do so and to respond to appropriate questions.

                                 LEGAL MATTERS

     The validity of the BR Common Stock to be issued by BR pursuant to the Merger will be passed upon by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations). Certain tax matters will be passed upon by White & Case on behalf of BR and by Cahill Gordon & Reindel (a partnership including a professional corporation) on behalf of LL&E.

                             STOCKHOLDER PROPOSALS

     Stockholder proposals to be considered for inclusion in the proxy statement of BR to be issued in connection with the 1998 Annual Meeting of BR Stockholders must be mailed to Ms. Wendi S. Zerwas, Corporate Secretary, Burlington Resources Inc., 5051 Westheimer, Suite 1400, Houston, Texas 77056-2124, and must be received by the Corporate Secretary on or before October 23, 1997.

     If the Merger is not consummated in accordance with the Merger Agreement, LL&E will consider including a stockholder's proposal for action at its 1998 Annual Meeting of stockholders in the proxy material to be mailed to its stockholders in connection with such meeting if such proposal is received at the principal office of LL&E no later than November 30, 1997.

                                                                      APPENDIX A

                               AGREEMENT AND PLAN

                                   OF MERGER

                                  DATED AS OF

                                 JULY 16, 1997

                                     AMONG

                           BURLINGTON RESOURCES INC.,

                           BR ACQUISITION CORPORATION

                                      AND

                   THE LOUISIANA LAND AND EXPLORATION COMPANY

                               TABLE OF CONTENTS

                                                                                       PAGE
                                                                                       ----
ARTICLE I  THE MERGER................................................................  A-1
     Section 1.1         The Merger..................................................  A-1
     Section 1.2         Effective Time of the Merger................................  A-1
ARTICLE II  THE SURVIVING CORPORATION................................................  A-1
     Section 2.1         Certificate of Incorporation................................  A-1
     Section 2.2         By-laws.....................................................  A-1
     Section 2.3         Board of Directors; Officers................................  A-2
     Section 2.4         Effects of Merger...........................................  A-2
ARTICLE III  CONVERSION OF SHARES....................................................  A-2
     Section 3.1         Exchange Ratio..............................................  A-2
     Section 3.2         Parent to Make Certificates Available.......................  A-2
     Section 3.3         Dividends; Stock Transfer Taxes.............................  A-2
     Section 3.4         No Fractional Shares........................................  A-3
     Section 3.5         Stock Options...............................................  A-3
     Section 3.6         Stockholders' Meetings......................................  A-4
     Section 3.7         Closing of the Company's Transfer Books.....................  A-4
     Section 3.8         Closing.....................................................  A-4
     Section 3.9         Transfer Taxes..............................................  A-4
ARTICLE IV  REPRESENTATIONS AND WARRANTIES OF PARENT.................................  A-4
     Section 4.1         Organization and Qualification..............................  A-4
     Section 4.2         Capitalization..............................................  A-5
     Section 4.3         Subsidiaries................................................  A-5
     Section 4.4         Authority Relative to this Agreement........................  A-5
     Section 4.5         Reports and Financial Statements............................  A-6
     Section 4.6         Absence of Certain Changes or Events........................  A-7
     Section 4.7         Litigation..................................................  A-7
     Section 4.8         Employee Benefit Plans......................................  A-7
     Section 4.9         Financial Advisor...........................................  A-8
     Section 4.10        Compliance with Applicable Laws.............................  A-8
     Section 4.11        Taxes.......................................................  A-9
     Section 4.12        Certain Agreements..........................................  A-9
     Section 4.13        Tax and Accounting Matters..................................  A-9
ARTICLE V  REPRESENTATIONS AND WARRANTIES OF THE COMPANY.............................  A-9
     Section 5.1         Organization and Qualification..............................  A-9
     Section 5.2         Capitalization..............................................  A-10
     Section 5.3         Subsidiaries................................................  A-10
     Section 5.4         Authority Relative to this Agreement........................  A-10
     Section 5.5         Reports and Financial Statements............................  A-11
     Section 5.6         Absence of Certain Changes or Events........................  A-11
     Section 5.7         Litigation..................................................  A-12
     Section 5.8         Employee Benefit Plans......................................  A-12
     Section 5.9         Company Action..............................................  A-13
     Section 5.10        Financial Advisors..........................................  A-13
     Section 5.11        Compliance with Applicable Laws.............................  A-14
     Section 5.12        Taxes.......................................................  A-14
     Section 5.13        Certain Agreements..........................................  A-14
     Section 5.14        Tax and Accounting Matters..................................  A-14

                                                                                       PAGE
                                                                                       ----
ARTICLE VI  REPRESENTATIONS AND WARRANTIES REGARDING SUB.............................  A-15
     Section 6.1         Organization................................................  A-15
     Section 6.2         Capitalization..............................................  A-15
     Section 6.3         Authority Relative to this Agreement........................  A-15
ARTICLE VII  CONDUCT OF BUSINESS PENDING THE MERGER..................................  A-15
     Section 7.1         Conduct of Business by the Company Pending the Merger.......  A-15
     Section 7.2         Conduct of Business by Parent Pending the Merger............  A-16
     Section 7.3         Conduct of Business of Sub..................................  A-17
ARTICLE VIII  ADDITIONAL AGREEMENTS..................................................  A-17
     Section 8.1         Access and Information......................................  A-17
     Section 8.2         Registration Statement/Proxy Statement......................  A-17
     Section 8.3         Compliance with the Securities Act and Pooling
                         Requirements................................................  A-18
     Section 8.4         Stock Exchange Listing......................................  A-19
     Section 8.5         Employee Matters............................................  A-19
     Section 8.6         Indemnification.............................................  A-19
     Section 8.7         HSR Act.....................................................  A-20
     Section 8.8         Additional Agreements.......................................  A-20
     Section 8.9         No Shop.....................................................  A-20
     Section 8.10        Advice of Changes; SEC Filings..............................  A-21
     Section 8.11        Company and Parent Rights Agreements; State Takeover
                         Statutes;
                         Certain Agreements..........................................  A-21
     Section 8.12        Certain Appointments........................................  A-21
     Section 8.13        Transition Team.............................................  A-22
ARTICLE IX  CONDITIONS PRECEDENT.....................................................  A-22
     Section 9.1         Conditions to Each Party's Obligation to Effect the
                         Merger......................................................  A-22
     Section 9.2         Conditions to Obligation of the Company to Effect the
                         Merger......................................................  A-22
     Section 9.3         Conditions to Obligations of Parent and Sub to Effect the
                         Merger......................................................  A-23
ARTICLE X  TERMINATION, AMENDMENT AND WAIVER.........................................  A-23
     Section 10.1        Termination by Mutual Consent...............................  A-23
     Section 10.2        Termination by Either Parent or the Company.................  A-23
     Section 10.3        Other Termination Rights....................................  A-23
     Section 10.4        Effect of Termination and Abandonment.......................  A-24
ARTICLE XI  MISCELLANEOUS............................................................  A-25
     Section 11.1        Non-Survival of Representations, Warranties and
                         Agreements..................................................  A-25
     Section 11.2        Notices.....................................................  A-25
     Section 11.3        Fees and Expenses...........................................  A-26
     Section 11.4        Publicity...................................................  A-26
     Section 11.5        Specific Performance........................................  A-26
     Section 11.6        Assignment; Binding Effect..................................  A-26
     Section 11.7        Entire Agreement............................................  A-26
     Section 11.8        Amendment...................................................  A-26
     Section 11.9        Governing Law...............................................  A-26
     Section 11.10       Counterparts................................................  A-27
     Section 11.11       Headings and Table of Contents..............................  A-27
     Section 11.12       Interpretation..............................................  A-27
     Section 11.13       Waivers.....................................................  A-27
     Section 11.14       Severability................................................  A-27
     Section 11.15       Subsidiaries................................................  A-27

EXHIBITS
  A.  Form of Certificate of Incorporation of the Company.........  A-29
  B.  Form of Affiliate Letters...................................  A-30
  C.  Form of Employment Agreement................................  A-34
  D.  Form of Tax Opinion of Cahill Gordon & Reindel..............  A-37
  E.  Form of Tax Opinion of White & Case.........................  A-38
  F.  Form of Company Certificate re: Tax Opinions................  A-40
  G.  Form of Parent Certificate re: Tax Opinions.................  A-43

                          AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of July 16, 1997, by and among Burlington Resources Inc., a Delaware corporation ("Parent"), BR Acquisition Corporation, a Maryland corporation and a wholly owned subsidiary of Parent ("Sub"), and The Louisiana Land and Exploration Company, a Maryland corporation (the "Company").

                              W I T N E S S E T H:

     WHEREAS, each of Parent and the Company has concluded that a business combination between Parent and the Company represents a strategic combination of their complementary assets and operational and long term vision and is in the best interests of the stockholders of Parent and the Company, respectively, and, accordingly, Parent and the Company desire to effect a business combination by means of the merger of Sub with and into the Company (the "Merger");

     WHEREAS, the Boards of Directors of Parent, Sub and the Company have unanimously approved the Merger, upon the terms and subject to the conditions set forth herein;

     WHEREAS, for accounting purposes, it is intended that the Merger shall be accounted for as a "pooling of interests";

     WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"); and

     WHEREAS, concurrently with the execution and delivery of this Agreement, Parent and the Company are entering into a stock option agreement (the "Stock Option Agreement"), pursuant to which Parent shall be granted the option (the "Option") to purchase shares of capital stock, par value $.15 per share, of the Company ("Company Stock"), upon the terms and subject to the conditions set forth therein.

     NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties and agreements contained herein the parties hereto agree as follows:

                                   ARTICLE I

                                   THE MERGER

     Section 1.1 The Merger. Upon the terms and subject to the conditions hereof, at the Effective Time (as defined in Section 1.2), Sub shall be merged with and into the Company and the separate existence of Sub shall thereupon cease, and the Company, as the corporation surviving the Merger (the "Surviving Corporation"), shall by virtue of the Merger continue its corporate existence under the laws of the State of Maryland.

     Section 1.2 Effective Time of the Merger. The Merger shall become effective at the date and time (the "Effective Time") when properly executed Articles of Merger are accepted for record by the State Department of Assessments and Taxation of Maryland, which Articles shall be filed as soon as practicable following fulfillment of the conditions set forth in Article IX hereof.

                                   ARTICLE II

                           THE SURVIVING CORPORATION

     Section 2.1 Certificate of Incorporation. At the Effective Time, the charter of the Company shall be amended to read in its entirety as set forth in Exhibit A.

     Section 2.2 By-laws. The By-laws of Sub as in effect at the Effective Time shall be the By-laws of the Surviving Corporation, and thereafter may be amended in accordance with their terms and as provided by law and this Agreement.

     Section 2.3 Board of Directors; Officers. The directors of Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, in each case until their respective successors are duly elected and qualified.

     Section 2.4 Effects of Merger. The Merger shall have the effects set forth in Section 3-114 of the Maryland General Corporation Law (the "MGCL").

                                  ARTICLE III

                              CONVERSION OF SHARES

     Section 3.1 Exchange Ratio. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of any Company Stock:

     (a) All shares of Company Stock which are held by the Company or any subsidiary of the Company, and any shares of Company Stock owned by Parent, Sub or any other subsidiary of Parent, shall be canceled.

     (b) Subject to Section 3.4, each remaining outstanding share of Company Stock shall be converted into the right to receive 1.525 (the "Exchange Ratio") fully paid and nonassessable shares of the common stock, par value $.01 per share of Parent ("Parent Common Stock"). Each share of Parent Common Stock issued to holders of Company Stock in the Merger shall be issued together with one associated preferred stock purchase right (a "Parent Right") in accordance with the Rights Agreement dated as of December 16, 1988, as amended, between Parent and The First National Bank of Boston, as rights agent, or any successor rights agreement (the "Parent Rights Agreement"). References herein to the shares of Parent Common Stock issuable in the Merger shall be deemed to include the associated Parent Rights.

     (c) In the event of any dividend (other than regular quarterly cash dividends not exceeding $.1375 per share per quarter on the Parent Common Stock (the "Parent Quarterly Dividend") and $.06 per share per quarter on the Company Stock the "Company Quarterly Dividend"), stock split, reclassification, recapitalization, combination or exchange of shares or other similar transaction with respect to the Parent Common Stock or Company Stock after the date of this Agreement and prior to the Effective Time, the Exchange Ratio shall be appropriately adjusted.

     (d) Each issued and outstanding share of stock of Sub shall be converted into and become one fully paid and nonassessable share of capital stock of the Surviving Corporation.

     Section 3.2 Parent to Make Certificates Available. (a) Prior to the Effective Time, Parent shall select an Exchange Agent, which shall be Parent's Transfer Agent or such other person or persons reasonably satisfactory to the Company, to act as Exchange Agent for the Merger (the "Exchange Agent"). As soon as practicable after the Effective Time, Parent shall make available, and each holder of Company Stock will be entitled to receive, upon surrender to the Exchange Agent of one or more certificates ("Certificates") representing shares of Company Stock for cancellation, certificates representing the number of shares of Parent Common Stock into which such shares are converted in the Merger and cash in consideration of fractional shares as provided in Section 3.4 (the "Share Consideration").

     (b) Any holder of shares of Company Stock who has not exchanged his Certificates for Parent Common Stock in accordance with subsection (a) of this
Section 3.2 within twelve months after the Effective Time shall have no further claim upon the Exchange Agent and shall thereafter look only to Parent and the Surviving Corporation for payment in respect of his shares of Company Stock. Until so surrendered, Certificates shall represent solely the right to receive the Share Consideration.

     Section 3.3 Dividends; Stock Transfer Taxes. No dividends or other distributions that are declared or made on Parent Common Stock will be paid to persons entitled to receive certificates representing Parent Common Stock pursuant to this Agreement until such persons surrender their Certificates representing Company Stock. Upon such surrender, there shall be paid to the person in whose name the certificates representing such Parent Common Stock shall be issued (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time and a payment date prior to surrender with respect to such whole shares of Parent Common Stock and which have not been paid, less the amount of any withholding taxes which may be required thereon, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Parent Common Stock, less the amount of any withholding taxes which may be required thereon. In no event shall the person entitled to receive such dividends be entitled to receive interest on such dividends. In the event that any certificates representing shares of Parent Common Stock are to be issued in a name other than that in which the Certificates surrendered in exchange therefor are registered, it shall be a condition of such exchange that the Certificate or Certificates so surrendered shall be properly endorsed or be otherwise in proper form for transfer and that the person requesting such exchange shall pay to the Exchange Agent any transfer or other taxes required by reason of the issuance of certificates for such shares of Parent Common Stock in a name other than that of the registered holder of the Certificate or Certificates surrendered, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to a holder of shares of Company Stock for any shares of Parent Common Stock or dividends thereon delivered to a public official pursuant to any applicable abandoned property, escheat or similar laws. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Parent Common Stock and cash in lieu of fractional shares, and unpaid dividends and distributions on shares of Parent Common Stock as provided in this Section 3.3, deliverable in respect thereof pursuant to this Agreement.

     Section 3.4 No Fractional Shares. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates pursuant to Section 3.1(b). Notwithstanding any other provision of this Agreement, each holder of Company Stock exchanged pursuant to the Merger who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates delivered by such holder) shall receive, in lieu thereof, cash from Parent in an amount equal to such fractional part of a share of Parent Common Stock multiplied by the average of the closing sale prices of the Parent Common Stock for the 10 business days next preceding the Effective Time, using the composite closing sale price on the New York Stock Exchange (the "NYSE"), as reported in each case in The Wall Street Journal.

     Section 3.5 Stock Options. (a) Each of the Company's stock option plans (the "Option Plans"), each of which is set forth in Section 3.5(a) of the disclosure schedule delivered by the Company to Parent in connection with this Agreement (the "Company Disclosure Schedule"), and each option to acquire shares of Company Stock outstanding immediately prior to the Effective Time thereunder, whether vested or unvested (each, an "Option" and collectively, the "Options"), shall be assumed by Parent at the Effective Time, and each such Option shall become an option to purchase a number of shares of Parent Common Stock (a "Substitute Option") equal to the number of shares of Company Stock subject to such Option multiplied by the Exchange Ratio (rounded to the nearest whole share, with 0.5 shares being rounded up). The per share exercise price for each Substitute Option shall be the current exercise price per share of Company Stock divided by the Exchange Ratio (rounded up to the nearest full cent), and each Substitute Option otherwise shall be subject to all of the other terms and conditions of the original option to which it relates. Prior to the Effective Time, the Company shall take such additional actions as are necessary under applicable law and the applicable agreements and Option Plans to ensure that each outstanding Option shall, from and after the Effective Time, represent only the right to purchase, upon exercise, shares of Parent Common Stock. No Option shall be accelerated by reason of the Merger to the extent the Board of Directors of the Company has discretion to make a determination to cause such acceleration.

     (b) As soon as practicable after the Effective Time, Parent shall cause to be included under a registration statement on Form S-8 of Parent all shares of Parent Common Stock which are subject to

Substitute Options and all shares of Parent Common Stock which were issued in exchange for Company Stock which constituted performance shares or restricted stock of the Company to the extent such registration is legally required for such Parent Common Stock to be freely tradeable by such holder, and shall maintain the effectiveness of such registration statement until all Substitute Options have been exercised, expired or forfeited.

     Section 3.6 Stockholders' Meetings. Each of Parent and the Company will take all action necessary in accordance with applicable law and its Certificate of Incorporation or charter, as the case may be, and By-laws to convene a meeting of its stockholders as promptly as practicable to consider and vote upon
(i) in the case of Parent, the approval by the holders of a majority of the shares of Parent Common Stock present and voting of the issuance of the shares of Parent Common Stock contemplated by this Agreement and (ii) in the case of the Company, the approval by the holders of two-thirds of the shares of Company Stock outstanding and entitled to vote thereon of this Agreement and the transactions contemplated hereby. Parent shall take all action necessary to authorize Sub to consummate the Merger. The Board of Directors of each of Parent and the Company shall recommend such approval and Parent and the Company shall each take all lawful action to solicit such approval; including, without limitation, timely and promptly mailing the Proxy Statement/Prospectus (as defined in Section 8.2); provided, however, that such recommendation is subject to any action required by the fiduciary duties of the Board of Directors of Parent or the Company, as the case may be, under applicable law. Parent and the Company shall coordinate and cooperate with respect to the timing of such meetings and shall use their best efforts to hold such meetings on the same day.

     Section 3.7 Closing of the Company's Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of shares of Company Stock shall be made thereafter. In the event that Certificates are presented to the Surviving Corporation after the Effective Time, they shall be canceled and exchanged for Parent Common Stock and/or cash as provided in Sections 3.1(b) and 3.4.

     Section 3.8 Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Fried, Frank, Harris, Shriver & Jacobson, One New York Plaza, New York, New York 10004, at 9:00 a.m. local time on the day which is not more than one business day after the day on which the last of the conditions set forth in Article IX (other than those that can only be fulfilled at the Effective Time) is fulfilled or waived or at such other time and place as Parent and the Company shall agree in writing.

     Section 3.9 Transfer Taxes. Parent and the Company shall cooperate in the preparation, execution and filing of all returns, applications or other documents regarding any real property transfer, stamp, recording, documentary or other taxes and any other fees and similar taxes which become payable in connection with the Merger other than transfer or stamp taxes payable in respect of transfers pursuant to the fourth sentence of Section 3.3(collectively, "Transfer Taxes"). From and after the Effective Time, Parent shall pay or cause to be paid, without deduction or withholding from any amounts payable to the holders of Company Stock, all Transfer Taxes.

                                   ARTICLE IV

                    REPRESENTATIONS AND WARRANTIES OF PARENT

     Parent represents and warrants to the Company as follows (such representations and warranties (as well as other provisions of this Agreement) are qualified by the matters identified (with reference to the appropriate Section and, if applicable, subsection being qualified) on a disclosure schedule (the "Parent Disclosure Schedule") delivered by Parent to the Company prior to execution of this Agreement):

     Section 4.1 Organization and Qualification. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power to carry on its business as it is now being conducted or currently proposed to be conducted. Parent is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities make such qualification necessary, except where the failure to be so qualified will not, alone or in the aggregate, have a Parent Material Adverse Effect. For the purposes of this Agreement, a "Parent Material Adverse Effect" means any material adverse effect on the business, properties, assets, condition (financial or otherwise), liabilities or results of operations of Parent and its subsidiaries taken as a whole, other than any effects arising out of, resulting from or relating to changes in general economic or financial conditions and other than the results of Parent's exploration program. Complete and correct copies as of the date hereof of the Certificate of Incorporation and By-laws of Parent have been delivered to the Company as part of the Parent Disclosure Schedule.

     Section 4.2 Capitalization. The authorized capital stock of Parent consists of 325,000,000 shares of Parent Common Stock, and 75,000,000 shares of Preferred Stock, par value $.01 per share (the "Parent Preferred Stock"). As of June 30, 1997, 123,769,412 shares of Parent Common Stock were validly issued and outstanding, fully paid, and nonassessable, and no shares of Parent Preferred Stock were issued and outstanding and there have been no changes in such numbers through the date of this Agreement. As of the date of this Agreement, there are no bonds, debentures, notes or other indebtedness issued or outstanding having the right to vote on any matters on which Parent's stockholders may vote. As of the date of this Agreement, there are no options, warrants, calls, convertible securities or other rights, agreements or commitments presently outstanding obligating Parent to issue, deliver or sell shares of its capital stock or debt securities, or obligating Parent to grant, extend or enter into any such option, warrant, call or other such right, agreement or commitment, and, except for exercises thereof, there have been no changes in such numbers through the date of this Agreement. All of the shares of Parent Common Stock issuable in accordance with this Agreement in exchange for Company Stock at the Effective Time in accordance with this Agreement will be, when so issued, duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and shall be delivered free and clear of all liens, claims, charges and encumbrances of any kind or nature whatsoever.

     Section 4.3 Subsidiaries. Each subsidiary of Parent is a corporation, partnership or other entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization (except where the failure to be validly existing and in good standing would not be material to the business of such subsidiary) and has the corporate or similar power to carry on its business as it is now being conducted or currently proposed to be conducted. Each subsidiary of Parent is duly qualified to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary except where the failure to be so qualified, when taken together with all such failures, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect. Section 4.3 of the Parent Disclosure Schedule contains, with respect to each subsidiary of Parent, its name and jurisdiction of organization and, with respect to each subsidiary that is not wholly owned, the number of issued and outstanding shares of capital stock or share capital and the number of shares of capital stock or share capital owned by Parent or a subsidiary. All the outstanding shares of capital stock or share capital of each subsidiary of Parent are validly issued, fully paid and nonassessable, and those owned by Parent or by a subsidiary of Parent are owned free and clear of any liens, claims or encumbrances. There are no existing options, warrants, calls, convertible securities or other rights, agreements or commitments of any character relating to the issued or unissued capital stock or other securities of any of the subsidiaries of Parent. Except as set forth in Parent's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, Parent does not directly or indirectly own any interest in any other corporation, partnership, joint venture or other business association or entity or have any obligation, commitment or undertaking to acquire any such interest other than joint ventures of the type customarily entered into in the oil and gas industry.

     Section 4.4 Authority Relative to this Agreement. Parent has the corporate power to enter into this Agreement and the Stock Option Agreement and to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and the Stock Option Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by Parent's Board of Directors. Each of this Agreement and the Stock Option Agreement constitutes a valid and binding obligation of Parent enforceable in accordance with its terms except as enforcement may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors' rights generally and except that the availability of equitable remedies, including specific performance, is subject to the discretion of the court before which any proceeding therefor may be brought. Except for the approval of the issuance of the Parent Common Stock contemplated by this Agreement by the holders of the Parent Common Stock as described in Section 3.6, no other corporate proceedings on the part of Parent are necessary to authorize this Agreement and the Stock Option Agreement and the transactions contemplated hereby and thereby. Parent is not subject to or obligated under (i) any charter, by-law, indenture or other loan or credit document provision or (ii) any other contract, license, franchise, permit, order, decree, concession, lease, instrument, judgment, statute, law, ordinance, rule or regulation applicable to Parent or any of its subsidiaries or their respective properties or assets, which would be breached or violated, or under which there would be a default (with or without notice or lapse of time, or both), or under which there would arise a right of termination, cancellation, modification or acceleration of any obligation, or any right to payment or compensation, or the loss of a material benefit, by its executing and carrying out this Agreement and the Stock Option Agreement other than, in the case of clause (ii) only, (A) any breaches, violations, defaults, terminations, cancellations, modifications, accelerations, rights to payment or compensation, or losses which, either alone or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect or prevent the consummation of the transactions contemplated hereby and (B) the laws and regulations referred to in the next sentence. Except as required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the corporation, securities or blue sky laws or regulations of the various states, no filing or registration with, or authorization, consent or approval of, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (each, a "Governmental Entity"), is necessary for the consummation by Parent of the Merger or the other transactions contemplated by this Agreement and the Stock Option Agreement, other than filings, registrations, authorizations, consents or approvals the failure to make or obtain which has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect or prevent the consummation of the transactions contemplated hereby.

     Section 4.5 Reports and Financial Statements. Parent has previously furnished the Company with true and complete copies of its (i) Annual Reports on Form 10-K for the fiscal years ended December 31, 1995 and December 31, 1996, as filed with the Securities and Exchange Commission (the "Commission"), (ii) Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, as filed with the Commission, (iii) proxy statements related to all meetings of its stockholders (whether annual or special) since December 31, 1995, and (iv) all other reports or registration statements filed by Parent with the Commission since December 31, 1995, except for preliminary material (in the case of clauses
(iii) and (iv) above) and except for registration statements on Form S-8 relating to employee benefit plans and annual reports on Form 11-K with respect to such plans, which are all the documents that Parent was required to file with the Commission since that date (the documents in clauses (i) through (iv) being referred to herein collectively as the "Parent SEC Reports"). As of their respective dates, the Parent SEC Reports complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the Commission thereunder applicable to such Parent SEC Reports. As of their respective dates, the Parent SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited interim financial statements of Parent included in the Parent SEC Reports comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the Commission with respect thereto. The financial statements included in the Parent SEC Reports: have been prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as may be indicated therein or in the notes thereto); present fairly, in all material respects, the financial position of Parent and its subsidiaries as at the dates thereof and the results of their operations and cash flows for the periods then ended subject, in the case of the unaudited interim financial statements, to normal year-end adjustments, any other adjustments described therein and the fact that certain information and notes have been condensed or omitted in accordance with the Exchange Act and the rules promulgated thereunder; and are in all material respects in accordance with the books of account and records of Parent and its subsidiaries. As of March 31, 1997, there was no basis for any claim or liability of any nature against Parent or its subsidiaries, whether absolute, accrued, contingent or otherwise, which, alone or in the aggregate, has had, or would reasonably be expected to have, a Parent Material Adverse Effect, other than as reflected in the Parent SEC Reports.

     Section 4.6 Absence of Certain Changes or Events. Except as disclosed in the Parent SEC Reports filed prior to the date of this Agreement, since March 31, 1997, Parent and its subsidiaries have operated their respective businesses in the ordinary course of business consistent with past practice and there has not been (i) any transaction, commitment, dispute or other event or condition (financial or otherwise) of any character (whether or not in the ordinary course of business) which, alone or in the aggregate, has had, or would reasonably be expected to have, a Parent Material Adverse Effect; (ii) any damage, destruction or loss, whether or not covered by insurance, which has had, or would reasonably be expected to have, a Parent Material Adverse Effect; (iii) any declaration, setting aside or payment of any dividend or distribution (whether in cash, stock or property) with respect to the capital stock of the Company or any of its subsidiaries (other than dividends or distributions between Parent and its wholly owned subsidiaries and other than the Parent Quarterly Dividend; (iv) any material change in Parent's accounting principles, practices or methods; (v) any repurchase or redemption with respect to its capital stock; (vi) any stock split, combination or reclassification of any of Parent's capital stock or the issuance or authorization of any issuance of any other securities in respect of, in lieu of or in substitution for, shares of Parent's capital stock; (vii) any grant of or any amendment of the terms of any option to purchase shares of capital stock of Parent other than pursuant to the stock option plans of Parent; or (viii) any agreement (whether or not in writing), arrangement or understanding to do any of the foregoing.

     Section 4.7 Litigation. Except as disclosed in the Parent SEC Reports filed prior to the date of this Agreement, there is no suit, action or proceeding pending or, to the knowledge of Parent, threatened against Parent or any of its subsidiaries which, alone or in the aggregate, has had or would reasonably be expected to have, a Parent Material Adverse Effect, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against Parent or any of its subsidiaries which, alone or in the aggregate, has had, or would reasonably be expected to have, any such Parent Material Adverse Effect.

     Section 4.8 Employee Benefit Plans. (a) Section 4.8 of the Parent Disclosure Schedule hereto sets forth a list of all "employee benefit plans," as defined in Section 3(3) of ERISA, and all other material employee benefit or compensation arrangements or payroll practices, including, without limitation, any such arrangements or payroll practices providing severance pay, sick leave, vacation pay, salary continuation for disability, retirement benefits, deferred compensation, bonus pay, incentive pay, stock options (including those held by directors, employees, and consultants), hospitalization insurance, medical insurance, life insurance, scholarships or tuition reimbursements, that are maintained by Parent, any subsidiary of Parent or any Parent ERISA Affiliate (as defined below) or to which Parent, any subsidiary of Parent or any Parent ERISA Affiliate is obligated to contribute thereunder for current or former directors, employees, independent contractors, consultants and leased employees of Parent, any subsidiary of Parent or any Parent ERISA Affiliate (the "Parent Employee Benefit Plans").

     (b) None of the Parent Employee Benefit Plans is a "multiemployer plan", as defined in Section 4001(a)(3) of ERISA (a "Multiemployer Plan"), and neither Parent nor any Parent ERISA Affiliate presently maintains or has maintained such a plan.

     (c) Parent does not maintain or contribute to any plan or arrangement which provides or has any liability to provide life insurance or medical or other employee welfare benefits to any employee or former employee upon his retirement or termination of employment, and Parent has never represented, promised or contracted (whether in oral or written form) to any employee or former employee that such benefits would be provided.

     (d) The execution of, and performance of the transactions contemplated in, this Agreement will not, either alone or upon the occurrence of subsequent events, result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any employee. The only severance agreements or severance policies applicable to Parent or its subsidiaries in the event of a change of control of Parent are the agreements and policies specifically referred to in Section 4.8 of the Parent Disclosure Schedule. The Board of Directors of Parent has determined that the transactions contemplated hereby do not constitute a change of control for purposes of any such agreement, plan, policy or stock option plan or program to the extent Parent or its Board has discretion to make such determination under such agreement, plan or policy and such Board shall not change such determination. Such Board has also determined not to accelerate vesting of any stock options or other benefits on account of the transactions contemplated hereby to the extent such Board has discretion to make such determination and such Board shall not change such determination.

     (e) Each Parent Employee Benefit Plan that is intended to qualify under
Section 401 of the Code, and each trust maintained pursuant thereto, has been determined to be exempt from federal income taxation under Section 501 of the Code by the Internal Revenue Service (the "IRS"), and, to Parent's knowledge, nothing has occurred with respect to the operation or organization of any such Parent Employee Benefit Plan that would cause the loss of such qualification or exemption or the imposition of any material liability, penalty or tax under ERISA or the Code. With respect to any Parent Employee Benefit Plan or other employee benefit plan which is a "defined benefit plan" within the meaning of
Section 3(35) of ERISA, (i) Parent has not incurred and is not reasonably likely to incur any liability under Title IV of ERISA (other than for the payment of premiums, all of which have been paid when due), (ii) Parent has not incurred any accumulated funding deficiency within the meaning of Section 412 of the Code and has not applied for or obtained a waiver of any minimum funding standard or an extension of any amortization period under Section 412 of the Code, (iii) no "reportable event" (as such term is defined in Section 4043 of ERISA but excluding any event for which the provision for 30-day notice to the Pension Benefit Guaranty Corporation has been waived by regulation) has occurred or is expected to occur and (iv) since December 31, 1996, no material adverse change in the financial condition of any such plan has occurred.

     (f) (i) All contributions (including all employer contributions and employee salary reduction contributions) required to have been made under any of the Parent Employee Benefit Plans to any funds or trusts established thereunder or in connection therewith have been made by the due date thereof, (ii) Parent has complied in all material respects with any notice, reporting and documentation requirements of ERISA and the Code, (iii) there are no pending actions, claims or lawsuits which have been asserted, instituted or, to Parent's knowledge, threatened, in connection with the Parent Employee Benefit Plans, and
(iv) the Parent Employee Benefit Plans have been maintained, in all material respects, in accordance with their terms and with all provisions of ERISA and the Code (including rules and regulations thereunder) and other applicable federal and state laws and regulations.

     For purposes of this Agreement, "Parent ERISA Affiliate" means any business or entity which is a member of the same "controlled group of corporations," under "common control" or an "affiliated service group" with Parent within the meanings of Sections 414 (b), (c) or (m) of the Code, or required to be aggregated with Parent under Section 414(o) of the Code, or is under "common control" with Parent, within the meaning of Section 4001(a)(14) of ERISA, or any regulations promulgated or proposed under any of the foregoing Sections.

     Section 4.9 Financial Advisor. Parent has received the opinion of Morgan Stanley & Co. Incorporated, dated as of the date of this Agreement, to the effect that the Exchange Ratio is fair from a financial point of view to the holders of Parent Common Stock. Except for Morgan Stanley & Co. Incorporated, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent. Parent has previously delivered to the Company a copy of the engagement letter executed on July 14, 1997 between Parent and Morgan Stanley & Co. Incorporated.

     Section 4.10 Compliance with Applicable Laws. Parent and each of its subsidiaries holds all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary or appropriate for the operation of its respective business, except for such permits, licenses, variances, exemptions, orders and approvals the failure to hold which, alone or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect (the "Parent Permits"). Parent and each of its subsidiaries is in compliance with the terms of the Parent Permits, except for any failure to comply which, alone or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect. Except as disclosed in the Parent SEC Reports filed prior to the date of this Agreement, the businesses of

Parent and its subsidiaries are not being conducted in violation of any law, ordinance or regulation of any Governmental Entity, except for possible violations which, alone or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect. To the actual knowledge of the executive officers of Parent, during the past five years, none of Parent's or any of its subsidiaries' officers, employees or agents, nor any other person acting on behalf of any of them or Parent or any of its subsidiaries, has, directly or indirectly, given or agreed to give any gift or similar benefit to any customer, supplier, governmental employee or other person in violation of any law, ordinance or regulation of any Governmental Entity, including, without limitation, the Foreign Corrupt Practices Act.

     Section 4.11 Taxes. For the purposes of this Agreement, the term "Tax" shall include all Federal, state, local, indian and foreign income, profits, franchise, gross receipts, production, severance, payroll, sales, employment, use, property, withholding, excise and other taxes, duties and assessments of any nature whatsoever together with all interest, penalties and additions imposed with respect to such amounts. Each of Parent and its subsidiaries has filed all material Tax returns required to be filed by any of them and has paid (or Parent has paid on its behalf), or has set up an adequate reserve for the payment of, all Taxes required to be paid in respect of the periods covered by such returns. The information contained in such Tax returns is true, complete and accurate in all material respects. Neither Parent nor any subsidiary of Parent is delinquent in the payment of any material Tax, assessment or governmental charge, except where such delinquency has not had, or would not reasonably be expected to have, a Parent Material Adverse Effect. No material deficiencies for any taxes have been proposed, asserted or assessed against Parent or any of its subsidiaries that have not been finally settled or paid in full, and no requests for waivers of the time to assess any such Tax are pending. None of Parent and its subsidiaries is obligated, or is reasonably expected to be obligated, to make any payments, or is a party to any agreement that on account of the transactions contemplated by this Agreement would obligate it, or reasonably be expected to obligate it, to make any payments that will not be deductible under Section 280G of the Code.

     Section 4.12 Certain Agreements. Neither Parent nor any of its subsidiaries is in default (or would be in default with notice or lapse of time, or both) under any indenture, note, credit agreement, loan document, lease, license, concession or other agreement, whether or not such default has been waived, which default, alone or in the aggregate with other such defaults, has had, or would reasonably be expected to have, a Parent Material Adverse Effect.

     Section 4.13 Tax and Accounting Matters. To the actual knowledge of the executive officers of Parent, Parent has not taken any action which would prevent the Merger from constituting a reorganization within the meaning of
Section 368(a) of the Code. Parent has received a letter from Coopers & Lybrand L.L.P., a copy of which has previously been delivered to the Company, with respect to the eligibility of Parent for "pooling of interests" accounting treatment.

                                   ARTICLE V

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company represents and warrants to Parent and Sub as follows (such representations and warranties (as well as other provisions of this Agreement) are qualified by the matters identified (with references to the appropriate Section and, if applicable, subsection being qualified) on a disclosure schedule (the "Company Disclosure Schedule") delivered by the Company to Parent prior to execution of this Agreement):

     Section 5.1 Organization and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and has the corporate power to carry on its business as it is now being conducted or currently proposed to be conducted. The Company is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified will not, alone or in the aggregate, have a Company Material Adverse Effect. For the purposes of this Agreement, a "Company Material Adverse Effect" means a material adverse effect on the business, properties, assets, condition (financial or otherwise), liabilities or results of operations of the Company and its subsidiaries taken as a whole, other than any effects arising out of, resulting from or relating to changes in general economic or financial conditions and other than the results of the Company's exploration program. Complete and correct copies as of the date hereof of the charter and By-laws of the Company have been delivered to Parent as part of the Company Disclosure Schedule.

     Section 5.2 Capitalization. The authorized stock of the Company consists of 100,000,000 shares of Company Stock. As of June 30, 1997, 34,302,802 shares of Company Stock were validly issued and outstanding, fully paid and nonassessable and there have been no changes in such numbers of shares through the date of this Agreement. As of the date of this Agreement, there are no bonds, debentures, notes or other indebtedness issued or outstanding having the right to vote on any matters on which the Company's shareholders may vote. As of the date of this Agreement, there are no options, warrants, calls, convertible securities or other rights, agreements or commitments presently outstanding obligating the Company to issue, deliver or sell shares of its stock or debt securities, or obligating the Company to grant, extend or enter into any such option, warrant, call or other such right, agreement or commitment, and, except for exercises thereof, there have been no changes in such numbers through the date of this Agreement. After the Effective Time, the Surviving Corporation will have no obligation to issue, transfer or sell any shares of stock of the Company or the Surviving Corporation pursuant to any Company Employee Benefit Plan (as defined in Section 5.8).

     Section 5.3 Subsidiaries. Each subsidiary of the Company is a corporation, partnership or other entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization (except where the failure to be validly existing and in good standing would not be material to the business of such subsidiary) and has the corporate or similar power to carry on its business as it is now being conducted or currently proposed to be conducted. Each subsidiary of the Company is duly qualified to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary except where the failure to be so qualified, when taken together with all such failures, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. Section 5.3 of the Company Disclosure Schedule contains, with respect to each subsidiary of the Company, its name and jurisdiction of organization and, with respect to each subsidiary that is not wholly owned, the number of issued and outstanding shares of capital stock or share capital and the number of shares of capital stock or share capital owned by the Company or a subsidiary. All the outstanding shares of capital stock or share capital of each subsidiary of the Company are validly issued, fully paid and nonassessable, and those owned by the Company or by a subsidiary of the Company are owned free and clear of any liens, claims or encumbrances. There are no existing options, warrants, calls, convertible securities or other rights, agreements or commitments of any character relating to the issued or unissued capital stock or other securities of any of the subsidiaries of the Company. Except as set forth in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, the Company does not directly or indirectly own any interest in any other corporation, partnership, joint venture or other business association or entity or have any obligation, commitment or undertaking to acquire any such interest other than joint ventures of the type customarily entered into in the oil and gas industry.

     Section 5.4 Authority Relative to this Agreement. The Company has the corporate power to enter into this Agreement and the Stock Option Agreement and to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and the Stock Option Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by the Company's Board of Directors. Each of this Agreement and the Stock Option Agreement constitutes a valid and binding obligation of the Company enforceable in accordance with its terms except as enforcement may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors rights generally and except that the availability of equitable remedies, including specific performance, is subject to the discretion of the court before which any proceeding therefor may be brought. Except for the approval of this Agreement and the Stock Option Agreement and the transactions contemplated hereby and thereby by the holders of two-thirds of the shares of Company Stock outstanding and entitled to vote thereon as described in Section 3.6, no other corporate proceedings on the part of the Company are necessary to authorize this Agreement and the Stock Option Agreement and the transactions contemplated hereby and thereby. The Company is not subject to or obligated under (i) any charter, by-law, indenture or other loan or credit document provision or (ii) any other contract, license, franchise, permit, order, decree, concession, lease, instrument, judgment, statute, law, ordinance, rule or regulation applicable to the Company or any of its subsidiaries or their respective properties or assets which would be breached or violated, or under which there would be a default (with or without notice or lapse of time, or both), or under which there would arise a right of termination, cancellation, modification or acceleration of any obligation, or any right to payment or compensation, or the loss of a material benefit, by its executing and carrying out this Agreement and the Stock Option Agreement, other than, in the case of clause (ii) only, (A) any breaches, violations, defaults, terminations, cancellations, modifications, accelerations, rights to payment or compensation, or losses which, either alone or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect or prevent the consummation of the transactions contemplated hereby and (B) the laws and regulations referred to in the next sentence. Except as required by the HSR Act, the Securities Act, the Exchange Act, and the corporation, securities or blue sky laws or regulations of the various states, no filing or registration with, or authorization, consent or approval of, any Governmental Entity is necessary for the consummation by the Company of the Merger or the other transactions contemplated by this Agreement and the Stock Option Agreement, other than filings, registrations, authorizations, consents or approvals the failure to make or obtain which has not had, and would not reasonably be expected to have, a Company Material Adverse Effect or prevent the consummation of the transactions contemplated hereby.

     Section 5.5 Reports and Financial Statements. The Company has previously furnished Parent with true and complete copies of its (i) Annual Reports on Form 10-K for the fiscal years ended December 31, 1995 and December 31, 1996, as filed with the Commission, (ii) Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, as filed with the Commission, (iii) proxy statements related to all meetings of its shareholders (whether annual or special) since December 31, 1995 and (iv) all other reports or registration statements filed by the Company with the Commission since December 31, 1995, except for preliminary material (in the case of clauses (iii) and (iv) above) and except for registration statements on Form S-8 relating to employee benefit plans and annual reports on Form 11-K with respect to such plans, which are all the documents that the Company was required to file with the Commission since that date (the documents in clauses (i) through (iv) being referred to herein collectively as the "Company SEC Reports"). As of their respective dates, the Company SEC Reports complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the Commission thereunder applicable to such Company SEC Reports. As of their respective dates, the Company SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited interim financial statements of the Company and MaraLou Netherlands Partnership ("NLP") included in the Company SEC Reports comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the Commission with respect thereto. The financial statements included in the Company SEC Reports: have been prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as may be indicated therein or in the notes thereto); present fairly, in all material respects, the financial position of the Company and its subsidiaries, or NLP and its subsidiaries, as the case may be, as at the dates thereof and the results of their operations and cash flows for the periods then ended subject, in the case of the unaudited interim financial statements, to normal year-end adjustments and any other adjustments described therein and the fact that certain information and notes have been condensed or omitted in accordance with the Exchange Act and the rules promulgated thereunder; and are in all material respects in accordance with the books of account and records of the Company and its subsidiaries, or NLP and its subsidiaries, as the case may be. As of March 31, 1997, there was no basis for any claim or liability of any nature against the Company or any of its subsidiaries, whether absolute, accrued, contingent or otherwise, which, alone or in the aggregate, has had, or would reasonably be expected to have, a Company Material Adverse Effect, other than as reflected in the Company SEC Reports.

     Section 5.6 Absence of Certain Changes or Events. Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement, since March 31, 1997, the Company and its subsidiaries have operated their respective businesses in the ordinary course of business consistent with past practice and there has not been (i) any transaction, commitment, dispute or other event or condition (financial or otherwise) of any character (whether or not in the ordinary course of business) which, alone or in the aggregate, has had, or would reasonably be expected to have, a Company Material Adverse Effect; (ii) any damage, destruction or loss, whether or not covered by insurance, which has had, or would reasonably be expected to have, a Company Material Adverse Effect; (iii) any declaration, setting aside or payment of any dividend or distribution (whether in cash, stock or property) with respect to the stock of the Company or any of its subsidiaries (other than dividends or distributions between the Company and its wholly owned subsidiaries and other than the Company Quarterly Dividend; (iv) any material change in the Company's accounting principles, practices or methods; (v) any repurchase or redemption with respect to its stock; (vi) any stock split, combination or reclassification of any of the Company's stock or the issuance or authorization of any issuance of any other securities in respect of, in lieu of or in substitution for, shares of the Company's stock; (vii) any grant of or any amendment of the terms of any option to purchase shares of stock of the Company other than pursuant to the Option Plans; (viii) any granting by the Company or any of its subsidiaries to any director, officer or employee of the Company or any of its subsidiaries of (A) any increase in compensation (other than in the case of employees in the ordinary course of business consistent with past practice), (B) any increase in severance or termination pay, or (C) acceleration of compensation or benefits; (ix) any entry by the Company or any of its subsidiaries into any employment, severance, bonus or termination agreement with any director, officer or employee of the Company or any of its subsidiaries; or
(x) any agreement (whether or not in writing), arrangement or understanding to do any of the foregoing.

     Section 5.7 Litigation. Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement, there is no suit, action or proceeding pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries which, alone or in the aggregate, has had or would reasonably be expected to have, a Company Material Adverse Effect, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against the Company or any of its subsidiaries which, alone or in the aggregate, has had, or would reasonably be expected to have, any such Company Material Adverse Effect.

     Section 5.8 Employee Benefit Plans. (a) Section 5.8 of the Company Disclosure Schedule hereto sets forth a list of all "employee benefit plans," as defined in Section 3(3) of ERISA, and all other material employee benefit or compensation arrangements or payroll practices, including, without limitation, any such arrangements or payroll practices providing severance pay, sick leave, vacation pay, salary continuation for disability, retirement benefits, deferred compensation, bonus pay, incentive pay, stock options (including those held by Directors, employees, and consultants), hospitalization insurance, medical insurance, life insurance, scholarships or tuition reimbursements, that are maintained by the Company, any subsidiary of the Company or any Company ERISA Affiliate (as defined below) or to which the Company, any subsidiary of the Company or any Company ERISA Affiliate is obligated to contribute thereunder for current or former directors, employees, independent contractors, consultants and leased employees of the Company, any subsidiary of the Company or any Company ERISA Affiliate (the "Company Employee Benefit Plans").

     (b) None of the Company Employee Benefit Plans is a "multiemployer plan", as defined in Section 4001(a)(3) of ERISA (a "Multiemployer Plan"), and neither the Company nor any Company ERISA Affiliate presently maintains or has maintained such a plan.

     (c) The Company does not maintain or contribute to any plan or arrangement which provides or has any liability to provide life insurance or medical or other employee welfare benefits to any employee or former employee upon his retirement or termination of employment, and the Company has never represented, promised or contracted (whether in oral or written form) to any employee or former employee that such benefits would be provided.

     (d) The execution of, and performance of the transactions contemplated in, this Agreement will not, either alone or upon the occurrence of subsequent events, result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any employee. The only severance agreements or severance policies applicable to the Company or its subsidiaries in the event of a change of control of the Company are the agreements and policies specifically referred to in Section 5.8 of the Company Disclosure Schedule. The Board of Directors of the Company has determined that the transactions contemplated hereby do not constitute a change of control for purposes of any such agreement, plan, policy or stock option plan or program to the extent the Company or its Board has discretion to make such determination under such agreement, plan or policy and such Board shall not change such determination. Such Board has also determined not to accelerate vesting of any stock options or other benefits on account of the transactions contemplated hereby to the extent such Board has discretion to make such determination and such Board shall not change such determination.

     (e) Each Company Employee Benefit Plan that is intended to qualify under
Section 401 of the Code, and each trust maintained pursuant thereto, has been determined to be exempt from federal income taxation under Section 501 of the Code by the IRS, and, to the Company's knowledge, nothing has occurred with respect to the operation or organization of any such Company Employee Benefit Plan that would cause the loss of such qualification or exemption or the imposition of any material liability, penalty or tax under ERISA or the Code. With respect to any Company Employee Benefit Plan or other employee benefit plan which is a "defined benefit plan" within the meaning of Section 3(35) of ERISA,
(i) the Company has not incurred and is not reasonably likely to incur any liability under Title IV of ERISA (other than for the payment of premiums, all of which have been paid when due), (ii) the Company has not incurred any accumulated funding deficiency within the meaning of Section 412 of the Code and has not applied for or obtained a waiver of any minimum funding standard or an extension of any amortization period under Section 412 of the Code, (iii) no "reportable event" (as such term is defined in Section 4043 of ERISA but excluding any event for which the provision for 30-day notice to the Pension Benefit Guaranty Corporation has been waived by regulation) has occurred or is expected to occur and (iv) since December 31, 1996, no material adverse change in the financial condition of any such plan has occurred.

     (f) (i) All contributions (including all employer contributions and employee salary reduction contributions) required to have been made under any of the Company Employee Benefit Plans to any funds or trusts established thereunder or in connection therewith have been made by the due date thereof, (ii) the Company has complied in all material respects with any notice, reporting and documentation requirements of ERISA and the Code, (iii) there are no pending actions, claims or lawsuits which have been asserted, instituted or, to the Company's knowledge, threatened, in connection with the Company Employee Benefit Plans, and (iv) the Company Employee Benefit Plans have been maintained, in all material respects, in accordance with their terms and with all provisions of ERISA and the Code (including rules and regulations thereunder) and other applicable federal and state laws and regulations.

     For purposes of this Agreement, "Company ERISA Affiliate" means any business or entity which is a member of the same "controlled group of corporations," under "common control" or an "affiliated service group" with the Company within the meanings of Sections 414 (b), (c) or (m) of the Code, or required to be aggregated with the Company under Section 414(o) of the Code, or is under "common control" with the Company, within the meaning of Section 4001(a)(14) of ERISA, or any regulations promulgated or proposed under any of the foregoing Sections.

     Section 5.9 Company Action. The Board of Directors of the Company (at a meeting duly called and held) has by the requisite vote of all directors present
(a) determined that the Merger is advisable and fair to and in the best interests of the Company and its stockholders, (b) approved the Merger in accordance with the provisions of Section 3-105 of the MGCL and approved the Merger and the transactions contemplated by this Agreement and the Stock Option Agreement for purposes of Subtitle 6 of Title 3 of the MGCL, (c) recommended the approval of this Agreement and the Merger by the holders of the Company Stock and directed that the Merger be submitted for consideration by the Company's stockholders at the meeting of stockholders contemplated by Section 3.6 and (d) taken all necessary steps to ensure that a Distribution Date (as defined in the Company Rights Agreement) has not occurred and will not occur as a result of the execution and delivery of this Agreement, the consummation of the Merger and the other transactions contemplated hereby, nor will the Company Rights Agreement otherwise be applicable or any redemption payment or other fees be payable in respect thereof.

     Section 5.10 Financial Advisors. The Company has received the opinions of Dillon, Read & Co. Inc. ("Dillon Read") and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") to the effect that, as of the date hereof, the Exchange Ratio is fair from a financial point of view to the holders of Company Stock. Except for Dillon Read and Merrill Lynch, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. The Company has previously delivered to Parent copies of the engagement letters, dated July 10, 1997 and July 1, 1997, from Dillon Read and Merrill Lynch to the Company.

     Section 5.11 Compliance with Applicable Laws. The Company and each of its subsidiaries holds all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary or appropriate for the operation of its respective business, except for such permits, licenses, variances, exemptions, orders and approvals the failure to hold which, alone or in the aggregate, has not had, and would not reasonably be expected to have a Company Material Adverse Effect (the "Company Permits"). The Company and each of its subsidiaries is in compliance in all material respects with the terms of the Company Permits, except for any failure to comply which, alone or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement, the businesses of the Company and its subsidiaries are not being conducted in violation of any law, ordinance or regulation of any Governmental Entity, except for possible violations which alone or in the aggregate have not had, and would not reasonably be expected to have, a Company Material Adverse Effect. To the actual knowledge of the executive officers of the Company, during the past five years, none of the Company's or any of its subsidiaries' officers, employees or agents, nor any other person acting on behalf of any of them or the Company or any of its subsidiaries, has, directly or indirectly, given or agreed to give any gift or similar benefit to any customer, supplier, governmental employee or other person in violation of any law, ordinance or regulation of any Governmental Entity, including, without limitation, the Foreign Corrupt Practices Act.

     Section 5.12 Taxes. Each of the Company and its subsidiaries has filed all material Tax returns required to be filed by any of them and has paid (or the Company has paid on its behalf), or has set up an adequate reserve for the payment of, all Taxes required to be paid in respect of the periods covered by such returns. The information contained in such Tax returns is true, complete and accurate in all material respects. Neither the Company nor any subsidiary of the Company is delinquent in the payment of any material Tax, assessment or governmental charge, except where such delinquency has not had, or would not reasonably be expected to have, a Company Material Adverse Effect. No material deficiencies for any taxes have been proposed, asserted or assessed against the Company or any of its subsidiaries that have not been finally settled or paid in full, and no requests for waivers of the time to assess any such Tax are pending. None of the Company and its subsidiaries is obligated, or is reasonably expected to be obligated, to make any payments, or is a party to any agreement that on account of the transactions contemplated by this Agreement would obligate it, or reasonably be expected to obligate it, to make any payments that will not be deductible under Section 280G of the Code.

     Section 5.13 Certain Agreements. Neither the Company nor any of its subsidiaries is in default (or would be in default with notice or lapse of time, or both) under any indenture, note, credit agreement, loan document, lease, license, concession or other agreement including, but not limited to, any Company Benefit Plan, whether or not such default has been waived, which default, alone or in the aggregate with other such defaults, has had, or would reasonably be expected to have, a Company Material Adverse Effect.

     Section 5.14 Tax and Accounting Matters. To the actual knowledge of the executive officers of the Company, the Company has not taken any action which would prevent the Merger from constituting a reorganization within the meaning of Section 368(a) of the Code. The Company has received a letter from KPMG Peat Marwick LLP, a copy of which has previously been delivered to Parent, with respect to the eligibility of the Company for "pooling of interests" accounting treatment.

                                   ARTICLE VI

                  REPRESENTATIONS AND WARRANTIES REGARDING SUB

     Parent and Sub jointly and severally represent and warrant to the Company as follows:

     Section 6.1 Organization. Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland. Sub has not engaged in any business since it was incorporated other than in connection with its organization and the transactions contemplated by this Agreement.

     Section 6.2 Capitalization. The authorized capital stock of Sub consists of 1,000 shares of common stock, par value $.0l per share, 1,000 shares of which are validly issued and outstanding, fully paid and nonassessable and are directly owned by Parent free and clear of all liens, claims and encumbrances.

     Section 6.3 Authority Relative to this Agreement. Sub has the corporate power to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by its Board of Directors and sole shareholder, and no other corporate proceedings on the part of Sub are necessary to authorize this Agreement and the transactions contemplated hereby. Except as disclosed in Section 4.3 of the Parent Disclosure Schedule or as required by the HSR Act, the Securities Act, the Exchange Act and the corporation, securities or blue sky laws or regulations of the various states, no filing or registration with, or authorization, consent or approval of, any Governmental Entity is necessary for the consummation by Sub of the Merger or the transactions contemplated by this Agreement, other than filings, registrations, authorizations, consents or approvals the failure to make or obtain which would not prevent the consummation of the transactions contemplated hereby.

                                  ARTICLE VII

                     CONDUCT OF BUSINESS PENDING THE MERGER

     Section 7.1 Conduct of Business by the Company Pending the Merger. Prior to the Effective Time, unless Parent shall otherwise agree in writing or except as otherwise required by this Agreement:

          (i) the Company shall, and shall cause its subsidiaries to, carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, and shall, and shall cause its subsidiaries to, use their reasonable efforts to preserve intact their present business organizations and preserve their relationships with customers, suppliers and others having business dealings with them to the end that their goodwill and on-going businesses shall be unimpaired at the Effective Time. The Company shall, and shall cause its subsidiaries to, (a) maintain insurance coverages and its books, accounts and records in the usual manner consistent with past practice; (b) comply in all material respects with all laws, ordinances and regulations of Governmental Entities applicable to the Company and its subsidiaries; (c) maintain and keep its material properties and equipment in good repair, working order and condition, ordinary wear and tear excepted; (d) maintain its material concessions in full force and effect and not take any action or fail to take any action which would constitute a material breach or default thereunder; and (e) perform in all material respects its obligations under all material contracts and commitments to which it is a party or by which it is bound;

          (ii) the Company shall not and shall not propose or agree to (A) sell or pledge or agree to sell or pledge any capital stock owned by it in any of its subsidiaries, (B) amend its charter or By-laws, (C) split, combine or reclassify its outstanding stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of stock of the Company, or declare, set aside, authorize or pay any dividend or other distribution payable in cash, stock or property (other than the Company Quarterly Dividend), or (D) directly or indirectly redeem, purchase or otherwise acquire or agree to redeem, purchase or otherwise acquire any shares of Company stock;

          (iii) the Company shall not, nor shall it permit any of its subsidiaries to, (A) issue, deliver or sell or agree to issue, deliver or sell any additional shares of, or rights of any kind to acquire any shares of, its respective stock of any class, any indebtedness having the right to vote on any matter on which the Company's stockholders may vote or any option, rights or warrants to acquire, or securities convertible into, exercisable for or exchangeable for, shares of stock other than issuances, deliveries or sales of Company Stock pursuant to obligations outstanding as of the date of this Agreement under the Company Employee Benefit Plans; (B) acquire, lease or dispose or agree to acquire, lease or dispose of any capital assets or any other assets other than in the ordinary course of business; (C) incur additional indebtedness or encumber or grant a security interest in any asset or enter into any other material transaction other than in each case in the ordinary course of business; (D) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof; or (E) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing;

          (iv) the Company shall not, nor shall it permit any of its subsidiaries to, except as required to comply with applicable law and except as provided in Section 8.5 hereof, enter into any new (or amend any existing) Company Employee Benefit Plan or any new (or amend any existing) employment, severance or consulting agreement, grant any general increase in the compensation of current or former directors, officers or employees (including any such increase pursuant to any bonus, pension, profit-sharing or other plan or commitment) or grant any increase in the compensation payable or to become payable to any director, officer or employee, except in any of the foregoing cases in accordance with pre-existing contractual provisions or in the ordinary course of business consistent with past practice;

          (v) the Company shall not, nor shall it permit any of its subsidiaries to, take or cause to be taken any action, whether before or after the Effective Time, which would disqualify the Merger as a "pooling of interests" for accounting purposes or as a "reorganization" within the meaning of Section 368(a) of the Code; and

          (vi) the Company shall not, nor shall it permit any of its subsidiaries to, amend, modify, terminate, waive or permit to lapse any material right of first refusal, preferential right, right of first offer, or any other material right of the Company or any of its subsidiaries.

     Section 7.2 Conduct of Business by Parent Pending the Merger. Prior to the Effective Time, unless the Company shall otherwise agree in writing or except as otherwise required by this Agreement:

          (i) Parent shall, and shall cause its subsidiaries to, carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and shall, and shall cause its subsidiaries to, use their reasonable efforts to preserve intact their present business organizations and preserve their relationships with customers, suppliers and others having business dealings with them to the end that their goodwill and ongoing businesses shall be unimpaired at the Effective Time. Parent shall, and shall cause its subsidiaries to, (a) maintain insurance coverages and its books, accounts and records in the usual manner consistent with past practice; (b) comply in all material respects with all laws, ordinances and regulations of Governmental Entities applicable to Parent and its subsidiaries; (c) maintain and keep its material properties and equipment in good repair, working order and condition, ordinary wear and tear expected; (d) maintain its material concessions in full force and effect and not take any action or fail to take any action which would constitute a material breach or default thereunder; and (e) perform in all material respects its obligations under all material contracts and commitments to which it is a party or by which it is bound;

          (ii) Parent shall not and shall not propose or agree to (A) sell or pledge or agree to sell or pledge any capital stock owned by it in any of its subsidiaries, (B) amend its Certificate of Incorporation or By-laws,
     (C) split, combine or reclassify its outstanding capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of Parent, or declare, set aside, authorize or pay any dividend or other distribution payable in cash, stock or property (other than the Parent Quarterly Dividend), or (D) directly or indirectly redeem, purchase or otherwise acquire or agree to redeem, purchase or otherwise acquire any shares of Parent capital stock;

          (iii) except in connection with acquisitions of assets or businesses that are primarily engaged in the same business as that conducted by Parent and its subsidiaries as of the date of this Agreement and any financing transactions or issuances of securities related thereto which, in each case, do not require the approval of the stockholders of Parent, Parent shall not, and shall not permit any of its subsidiaries to, (A) issue, deliver or sell or agree to issue, deliver or sell any additional shares of, or rights of any kind to acquire any shares of, its respective capital stock of any class, any indebtedness having the right to vote on any matter on which Parent's stockholders may vote or any options, rights or warrants to acquire, or securities convertible into, exercisable for or exchangeable for, shares of capital stock other than issuances, deliveries or sales of Parent securities under Parent Employee Benefit Plans; (B) acquire, lease or dispose or agree to acquire, lease or dispose of any capital assets or any other assets other than in the ordinary course of business; (C) incur additional indebtedness or encumber or grant a security interest in any asset or enter into any other material transaction other than in each case in the ordinary course of business; (D) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof; or (E) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing;

          (iv) Parent shall not, nor shall it permit any of its subsidiaries to, take or cause to be taken any action, whether before or after the Effective Time, which would disqualify the Merger as a "pooling of interests" for accounting purposes or as a "reorganization" within the meaning of Section 368(a) of the Code; and

          (v) Parent shall not, nor shall it permit any of its subsidiaries to, amend, modify, terminate, waive or permit to lapse any material right of first refusal, preferential right, right of first offer, or any other material right of Parent or any of its subsidiaries.

     Section 7.3 Conduct of Business of Sub. During the period from the date of this Agreement to the Effective Time, Sub shall not engage in any activities of any nature except as provided in or contemplated by this Agreement.

                                  ARTICLE VIII

                             ADDITIONAL AGREEMENTS

     Section 8.1 Access and Information. Each of the Company and Parent and their respective subsidiaries shall afford to the other and to the other's accountants, counsel and other representatives reasonable access during normal business hours (and at such other times as the parties may mutually agree) throughout the period prior to the Effective Time to all of its properties, books, contracts, commitments, records and personnel, subject to existing confidentiality obligations, and, during such period, each shall furnish promptly to the other (i) a copy of each report, schedule and other document filed or received by it pursuant to the requirements of federal or state securities laws, and (ii) all other information concerning its business, properties and personnel as the other may reasonably request. Each of the Company and Parent shall hold, and shall cause their respective employees, agents and representatives to hold, in confidence all such information in accordance with the terms of the Confidentiality Agreement dated May 22, 1997 between Parent and the Company.

     Section 8.2 Registration Statement/Proxy Statement. Parent and the Company shall cooperate and promptly prepare, and Parent shall file with the Commission as soon as practicable, a Registration Statement on Form S-4 (the "Form S-4") under the Securities Act, with respect to the Parent Common Stock issuable in the Merger, portions of which Registration Statement shall also serve as the joint proxy statement of Parent and Company with respect to the meetings of stockholders of Parent and the Company contemplated by Section 3.6 (the "Proxy Statement/Prospectus"). The respective parties will cause the Proxy Statement/Prospectus and the Form S-4 to comply as to form in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder. Parent shall use all reasonable efforts, and the Company will cooperate with Parent, to have the Form S-4 declared effective by the Commission as promptly as practicable after the filing thereof (including without limitation, responding to any comments received from the Commission with respect thereto) and to keep the Form S-4 effective as long as is necessary to consummate the Merger. Each of Parent and the Company shall, as promptly as practicable, provide to the other copies of any written comments received from the Commission with respect to the Proxy Statement/Prospectus or the Form S-4 and advise the other of any oral comments with respect to the Proxy Statement/Prospectus or the Form S-4 received from the Commission. Parent shall use its best efforts to obtain, prior to the effective date of the Form S-4, all necessary state securities law or "Blue Sky" permits or approvals required to carry out the transactions contemplated by the Merger Agreement and will pay all expenses incident thereto. Parent agrees that none of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the Form S-4 or the Proxy Statement/Prospectus (i) in the case of the Proxy Statement/Prospectus and each amendment or supplement thereto, at the time of mailing thereof and at the time of the meetings of stockholders of Parent and the Company contemplated by Section 3.6, or (ii) in the case of the Form S-4 and each amendment or supplement thereto, at the time it is filed or becomes effective, will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company agrees that none of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Form S-4 or the Proxy Statement/Prospectus (i) in the case of the Proxy Statement/Prospectus and each amendment or supplement thereto, at the time of mailing thereof and at the time of the meetings of stockholders of Parent and the Company contemplated by Section 3.6, or, (ii) in the case of the Form S-4 or any amendment or supplement thereto, at the time it is filed or becomes effective, will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. For purposes of the foregoing, it is understood and agreed that information concerning or related to Parent will be deemed to have been supplied by Parent and information concerning or related to the Company shall be deemed to have been supplied by the Company. No amendment or supplement to the Proxy Statement/Prospectus will be made by Parent or the Company without the approval of the other party. Parent will advise the Company, promptly after it receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, or the suspension of the qualification of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction.

     Section 8.3  Compliance with the Securities Act and Pooling
Requirements. (a) At least 30 days prior to the Effective Time, the Company shall deliver to Parent a list of names and addresses of those persons who were, in the Company's reasonable judgment, at the record date for the Company Meeting, "affiliates" (each such person, an "Affiliate") of the Company within the meaning of Rule 145 of the rules and regulations promulgated under the Securities Act. The Company shall use all reasonable efforts to deliver or cause to be delivered to Parent, prior to the Effective Time, from each of the Affiliates of the Company identified in the foregoing list, an Affiliate Letter in the form attached hereto as Exhibit B-1 (an "Affiliate Letter"). Parent shall be entitled to place legends as specified in such Affiliate Letters on the certificates evidencing any Parent Common Stock to be received by such Affiliates pursuant to the terms of the Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Parent Common Stock, consistent with the terms of such Affiliate Letters.

     (b) At least 30 days prior to the Effective Time, Parent shall deliver to the Company a list of names and addresses of those persons who were, in Parent's reasonable judgment, at the record date for the Parent Meeting, "affiliates" (each such person, an "Affiliate") of Parent within the meaning of Rule 145 of the rules and regulations promulgated under the Securities Act. Parent shall use all reasonable efforts to deliver or cause to be delivered to the Company, prior to the Effective Time, from each of the Affiliates of Parent identified in the foregoing list, an Affiliate Letter in the form attached hereto as Exhibit B-2.

     (c) Parent and the Company shall prior to the Effective Time (i) rescind their respective stock repurchase programs and the authorizations therefor and
(ii) publicly announce such rescissions in the same manner in which they publicly announced the repurchase programs.

     (d) Each of Parent and the Company shall use commercially reasonable efforts to cause the Merger to qualify for "pooling of interests" accounting treatment. The Company shall request, and shall use commercially reasonable efforts to obtain, a letter from KPMG Peat Marwick LLP, dated the date of Closing, with respect to the eligibility of the Company for "pooling of interests" accounting treatment. Parent shall request, and shall use commercially reasonable efforts to obtain, a letter from Coopers & Lybrand L.L.P., dated the date of Closing, to the effect that the Merger qualifies for "pooling of interests" accounting treatment if consummated in accordance with this Agreement; provided that the delivery of such letters shall not be a condition to the Closing.

     Section 8.4 Stock Exchange Listing. Parent shall use its best efforts to list on the NYSE, upon official notice of issuance, the Parent Common Stock to be issued pursuant to the Merger.

     Section 8.5 Employee Matters. As of the Effective Time, the employees of the Company and each subsidiary shall continue employment with the Surviving Corporation and the subsidiaries, respectively, in the same positions and at the same level of wages and/or salary and without having incurred a termination of employment or separation from service; provided, however, except as may be specifically required by applicable law or any contract, the Surviving Corporation and the subsidiaries shall not be obligated to continue any employment relationship with any employee for any specific period of time. Except with respect to the Option Plans to be assumed by the Parent as provided by Section 3.5(a) hereto, as of the Effective Time, the Surviving Corporation shall be the sponsor of the Company Employee Benefit Plans sponsored by the Company immediately prior to the Effective Time, and Parent shall cause the Surviving Corporation and the subsidiaries to satisfy all obligations and liabilities under such Company Employee Benefit Plans; provided, however, that, except as hereafter provided in this Section 8.5 or in the Company Disclosure Schedule, nothing contained in this Agreement shall limit or restrict the Surviving Corporation's right on or after the Effective Time to amend, modify or terminate any of the Company Employee Benefit Plans. To the extent any employee benefit plan, program or policy of Parent, the Surviving Corporation, or their affiliates is made available to any person who is an employee of the Company or any of its subsidiaries immediately prior to the Effective Time: (i) service with the Company and the subsidiaries by any employee prior to the Effective Time shall be credited for eligibility and vesting purposes and for purposes of qualifying for any additional benefits tied to periods of service (such as higher rates of matching contributions and eligibility for early retirement) under such plan, program or policy, but not for benefit accrual purposes; and
(ii) with respect to any welfare benefit plans to which such employees may become eligible, Parent shall cause such plans to provide credit for any co-payments or deductibles by such employees and waive all pre-existing condition exclusions and waiting periods, other than limitations or waiting periods that have not been satisfied under any welfare plans maintained by the Company and the subsidiaries for their employees prior to the Effective Time. The Company and Parent agree to the employee matters set forth in the Company Disclosure Schedule.

     Section 8.6 Indemnification. (a) From and after the Effective Date, the Surviving Corporation and Parent shall indemnify, defend and hold harmless the officers, directors and employees of the Company and its subsidiaries who were such at any time prior to the Effective Time (the "Indemnified Parties") from and against all losses, expenses, claims, damages or liabilities arising out of the transactions contemplated by this Agreement to the fullest extent permitted or required under applicable law, and the Indemnified Parties shall be advanced expenses subject to a customary reimbursement agreement. All rights to indemnification existing in favor of the directors, officers or employees of the Company as provided in the Company's charter or By-laws, as in effect as of the date hereof, with respect to matters occurring through the Effective Time, shall survive the Merger and shall continue in full force and effect thereafter. The Surviving Corporation shall maintain in effect for not less than six years after the Effective Time the current policies of directors' and officers' liability insurance maintained by the Company with respect to matters occurring on or prior to the Effective Time; provided, however, that the Surviving Corporation may substitute therefor policies of at least the same coverage (with carriers comparable to the Company's existing carriers) containing terms and conditions which are no less advantageous to the Indemnified Parties; and provided, further, that the Surviving Corporation shall not be required in order to maintain or procure such coverage to pay an annual premium in excess of 300% of the current annual premium paid by the Company for its existing coverage (the "Cap"); and provided, further, that if equivalent coverage cannot be obtained, or can be obtained only by paying an annual premium in excess of the Cap, the Surviving Corporation shall only be required to obtain as much coverage as can be obtained by paying an annual premium equal to the Cap.

     (b) In the event that any action, suit, proceeding or investigation relating hereto or to the transactions contemplated by this Agreement is commenced, whether before or after the Effective Time, the parties hereto agree to cooperate and use their respective reasonable efforts to vigorously defend against and respond thereto.

     Section 8.7 HSR Act. The Company and Parent shall use their best efforts to file as soon as practicable notifications under the HSR Act in connection with the Merger and the transactions contemplated hereby, and to respond as promptly as practicable to any inquiries received from the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "Antitrust Division") for additional information or documentation.

     Section 8.8 Additional Agreements. (a) Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including using all commercially reasonable efforts to obtain all necessary waivers, consents and approvals, to effect all necessary registrations and filings and to lift any injunction to the Merger (and, in such case, to proceed with the Merger as expeditiously as possible).

     (b) In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and/or directors of Parent, the Company and the Surviving Corporation shall take all such necessary action.

     (c) Following the Effective Time, Parent shall use its best efforts to conduct the business and otherwise act, and shall cause the Surviving Corporation to use its best efforts to conduct its business and otherwise act, in a manner which would not jeopardize the characterization of the Merger as a reorganization within the meaning of Section 368(a) of the Code and which would not disqualify the Merger as a "pooling of interests" for accounting purposes.

     Section 8.9 No Shop. Each of Parent and the Company agrees (a) that neither it nor any of its subsidiaries shall, and it shall direct and use its best efforts to cause its officers, directors, employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its subsidiaries) not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its stockholders) with respect to a merger, acquisition, consolidation or similar transaction (other than, in the case of Parent, any acquisitions of assets or businesses that are primarily engaged in the same business as that conducted by Parent and its subsidiaries as of the date of this Agreement and any financing transactions or issuances of securities related thereto which, in each case, do not require approval by the stockholders of Parent), involving, or any purchase of all or any significant portion of the assets or any equity securities of, such party and its subsidiaries, taken as a whole (any such proposal or offer being hereinafter referred to as an "Alternative Proposal"), or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Alternative Proposal, or release any third party from any obligations under any existing standstill agreement or arrangement, or enter into any agreement with respect to an Alternative Proposal, or otherwise facilitate any effort or attempt to make or implement an Alternative Proposal;
(b) that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing, and it will take the necessary steps to inform the individuals or entities referred to above of the obligations undertaken in this Section 8.9; and (c) that it will notify the other party immediately if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, it. Notwithstanding the foregoing, each of Parent and the Company may, directly or indirectly, furnish information and access to, and may participate in discussions and negotiate with, any corporation, partnership, person or other entity, if such corporation, partnership, person or other entity has submitted a written proposal to the Board of Directors of such party relating to an Alternative Proposal which the Board of Directors of such party believes is superior from a financial point of view to the

Merger and is reasonably likely to be consummated and the Board of Directors of such party, having received a written opinion of legal counsel relating thereto, determines in its good faith judgment that failing to take such action would constitute a breach of such Board of Directors' fiduciary duty to its stockholders imposed by law. Such Board of Directors shall provide a copy of any such written proposal to the other party immediately after receipt thereof and thereafter keep the other party promptly advised of any development with respect thereto and any revision of the terms of such Alternative Proposal. Nothing herein shall prevent the respective Boards of Directors of each of Parent and the Company from taking, and disclosing to its respective stockholders, a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to any tender offer, provided, further, that the Board of Directors of any party hereto shall not recommend that the stockholders of such party tender their shares in connection with any such tender offer unless such Board of Directors, having received a written opinion of legal counsel relating thereto, determines in its good faith judgment that failing to take such action would constitute a breach of such Board of Directors' fiduciary duty to its stockholders imposed by law. Nothing in this Section 8.9 shall (x) permit Parent or the Company to terminate this Agreement (except as specifically provided in Article 10 hereof), (y) permit Parent or the Company to enter into any agreement with respect to an Alternative Proposal during the term of this Agreement (it being agreed that during the term of this Agreement, neither Parent nor the Company shall enter into any agreement with any person that provides for, or in any way facilitates, an Alternative Proposal (other than a confidentiality agreement in customary form)), or (z) affect any other obligation of Parent or the Company under this Agreement.

     Section 8.10 Advice of Changes; SEC Filings The Company shall confer on a regular basis with Parent on operational matters. Parent and the Company shall promptly advise each other orally and in writing of any change or event that has had, or could reasonably be expected to have, a Company Material Adverse Effect or a Parent Material Adverse Effect, as the case may be. The Company and Parent shall promptly provide each other (or their respective counsel) copies of all filings made by such party with the SEC or any other Governmental Entity in connection with this Agreement and the transactions contemplated hereby other than any filing by the Company pursuant to the HSR Act.

     Section 8.11 Company and Parent Rights Agreements; State Takeover Statutes; Certain Agreements (a) The Board of Directors of the Company shall take all further action (in addition to that referred to in Section 5.10) reasonably requested by Parent in order to render the capital stock purchase rights (the "Company Rights") issued pursuant to the Amended and Restated Rights Agreement, dated as of May 9, 1996, between the Company and First Chicago Trust Company of New York, as rights agent (the "Company Rights Agreement"), inapplicable to the Merger and the other transactions contemplated by this Agreement and the Stock Option Agreement. Except as provided above with respect to the Merger and the other transactions contemplated by this Agreement and the Stock Option Agreement, the Company and its Board of Directors shall not (i) amend the Company Rights Agreement or (ii) take any action with respect to, or make any determination under, the Company Rights Agreement, including a redemption of the Company Rights or any action to facilitate an Alternative Proposal in respect of the Company or (iii) take any action to render any state takeover statute inapplicable to any Alternative Proposal or (iv) amend, modify, terminate or waive any rights under any confidentiality, standstill or non-disclosure agreement.

     (b) Parent and its Board of Directors shall not (i) amend the Parent Rights Agreement or (ii) take any action with respect to, or make any determination under, the Parent Rights Agreement, including a redemption of the Parent Rights or any action to facilitate an Alternative Proposal in respect of Parent or
(iii) take any action to render any state takeover statute inapplicable to any Alternative Proposal or (iv) amend, modify, terminate or waive any rights under any confidentiality, standstill or non-disclosure agreement.

     Section 8.12 Certain Appointments. (a) As of the Effective Time, Parent shall take all necessary action such that the Board of Directors of Parent shall consist of not more than 12 persons, one of whom shall be H. Leighton Steward, Chairman of the Board of Directors of the Company, and two of whom shall be designated by Mr. Steward (subject to the approval of Parent, which shall not be unreasonably withheld) from among the present members of the Board of Directors of the Company, and the remainder of whom shall be designated by Parent.

     (b) Mr. Steward shall as of the Effective Time serve as Vice Chairman of the Board of Directors of Parent and Chairman of the Executive Committee of the Board of Directors of Parent pursuant to an employment agreement attached hereto as Exhibit C.

     Section 8.13 Transition Team. Parent and the Company shall create a special transition team which shall be headed jointly by one person designated by Parent and one person designated by the Company and be composed of personnel from each of Parent and the Company. The transition team shall facilitate the strategic alliance of Parent and the Company during the period from the date hereof to the Effective Time and shall report on its work to the Chief Executive Officer of each of Parent and the Company.

                                   ARTICLE IX

                              CONDITIONS PRECEDENT

     Section 9.1  Conditions to Each Party's Obligation to Effect the
Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

     (a) This Agreement and the transactions contemplated hereby shall have been approved and adopted by the requisite vote of the holders of the Company Stock and the issuance of the Parent Common Stock pursuant to this Agreement shall have been approved by the requisite vote of the holders of the Parent Common Stock, in each case as provided in Section 3.6.

     (b) The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

     (c) The Form S-4 shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Form S-4 shall have been issued by the Commission and remain in effect and all necessary approvals under state securities laws relating to the issuance or trading of the Parent Common Stock to be issued to stockholders of the Company in connection with the Merger shall have been obtained.

     (d) No preliminary or permanent injunction or other order by any federal or state court in the United States of competent jurisdiction which prevents the consummation of the Merger shall have been issued and remain in effect (each party agreeing to use all commercially reasonable efforts to have any such injunction lifted).

     (e) The Parent Common Stock to be issued to Company stockholders in connection with the Merger shall have been approved for listing on the NYSE, subject only to official notice of issuance.

     Section 9.2  Conditions to Obligation of the Company to Effect the
Merger. The obligation of the Company to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the additional following conditions, unless waived by the Company:

     (a) Parent and Sub shall have performed in all material respects their agreements contained in this Agreement required to be performed on or prior to the Effective Time, and the representations and warranties of Parent and Sub contained in this Agreement shall be true in all material respects when made and on and as of the Effective Time as if made on and as of such date (except to the extent they relate to a particular date), except as expressly contemplated or permitted by this Agreement, and the Company shall have received a certificate of the President and Chief Executive Officer or a Vice President of each of Parent and Sub to that effect.

     (b) The Company shall have received an opinion in the form attached hereto as Exhibit D, dated the Effective Time, from Cahill Gordon & Reindel, based upon certificates from the Company in the form attached hereto as Exhibit F and Parent in the form attached hereto as Exhibit G, to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, such counsel may receive and rely upon representations of fact contained in certificates as specified in the preceding sentence.

     Section 9.3 Conditions to Obligations of Parent and Sub to Effect the Merger. The obligations of Parent and Sub to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the additional following conditions, unless waived by Parent:

     (a) The Company shall have performed in all material respects its agreements contained in this Agreement required to be performed on or prior to the Effective Time, and the representations and warranties of the Company contained in this Agreement shall be true in all material respects when made and on and as of the Effective Time as if made on and as of such date (except to the extent they relate to a particular date), except as expressly contemplated or permitted by this Agreement, and Parent and Sub shall have received a certificate of the President and Chief Executive Officer or a Vice President of the Company to that effect.

     (b) Parent and Sub shall have received an opinion in the form attached hereto as Exhibit E, dated the Effective Time, from White & Case, based upon certificates from the Company in the form attached hereto as Exhibit F and Parent in the form attached hereto as Exhibit G, to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, such counsel may receive and rely upon representations of fact contained in certificates as specified in the preceding sentence.

                                   ARTICLE X

                       TERMINATION, AMENDMENT AND WAIVER

     Section 10.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after approval by the stockholders of the Company or Parent, by the mutual consent of Parent and the Company.

     Section 10.2 Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned by action of the Board of Directors of either Parent or the Company if (a) the Merger shall not have been consummated by January 31, 1998, or (b) the approval of the Company's stockholders required by Section 3.6 shall not have been obtained at a meeting duly convened therefor or at any adjournment or postponement thereof, or (c) the approval of Parent's stockholders required by Section 3.6 shall not have been obtained at a meeting duly convened therefor or at any adjournment or postponement thereof, or (d) a United States federal or state court of competent jurisdiction or United States federal or state governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided, that the party seeking to terminate this Agreement pursuant to clause
(d) above shall have used all commercially reasonable efforts to remove such injunction, order or decree; and provided, in the case of a termination pursuant to clause (a) above, that the terminating party shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the failure to consummate the Merger.

     Section 10.3 Other Termination Rights. (a) This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, by action of the Board of Directors of Parent, (i) if the Board of Directors of the Company shall have withdrawn or modified in a manner adverse to Parent its approval or recommendation of this Agreement or the Merger or shall have recommended an Alternative Proposal with respect to the Company to the Company s stockholders or (ii) Parent shall have received an Alternative Proposal which the Board of Directors of Parent believes is superior from a financial point of view to the Merger and is reasonably likely to be consummated and the Board of Directors, having received a written opinion of legal counsel relating thereto, in the exercise of its good faith judgment as to its fiduciary duties to its stockholders imposed by law determines that such termination is required.

     (b) This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, by action of the Board of Directors of the Company, (i) if the Board of Directors of Parent shall have withdrawn or modified in a manner adverse to the Company its approval or recommendation of this Agreement or shall have recommended an Alternative Proposal with respect to Parent to Parent's stockholders or (ii) the Company shall have received an Alternative Proposal which the Board of Directors of the Company believes is superior from a financial point of view to the Merger and is reasonably likely to be consummated and the Board of Directors of the Company, having received a written opinion of legal counsel relating thereto, in the exercise of its good faith judgment as to its fiduciary duties to its stockholders imposed by law determines that such termination is required.

     Section 10.4  Effect of Termination and Abandonment.  (a) In the event that
(w) any person shall have made an Alternative Proposal with respect to the Company and thereafter this Agreement is terminated by either party pursuant to
Section 10.2(b) and within 12 months thereafter any Alternative Proposal with respect to the Company shall have been consummated, (x) the Board of Directors of the Company shall have withdrawn or modified in a manner adverse to Parent its approval or recommendation to the Company's stockholders by reason of an Alternative Proposal with respect to the Company and Parent shall have terminated this Agreement pursuant to Section 10.3(a)(i) and within 12 months thereafter any Alternative Proposal with respect to the Company shall have been consummated, (y) the Board of Directors of the Company shall have recommended an Alternative Proposal with respect to the Company to the Company's stockholders and Parent shall have terminated this Agreement pursuant to Section 10.3(a)(i) or (z) the Company shall have terminated this Agreement pursuant to Section 10.3(b)(ii), then, in any such case, the Company shall in no event later than
(i) the date of consummation of such Alternative Proposal, in the case of a termination described in clause (w) or (x), or (ii) two days after such termination, in the case of a termination described in clause (y) or (iii) concurrently with such termination, in the case of a termination described in clause (z), pay Parent a fee of $80,000,000 (a "Termination Fee"), which amount shall be payable by wire transfer of same day funds, and shall promptly reimburse Parent for all substantiated out-of-pocket costs and expenses incurred by Parent in connection with this Agreement and the transactions contemplated hereby, including, without limitation, costs and expenses of accountants, attorneys and financial advisors, up to an aggregate of $8,000,000. The Company acknowledges that the agreements contained in this Section 10.4(a) are an integral part of the transactions contemplated in this Agreement, and that, without these agreements, Parent and Sub would not enter into this Agreement; accordingly, if the Company fails to promptly pay the amount due pursuant to this Section 10.4(a), and, in order to obtain such payment, Parent or Sub commences a suit which results in a judgment against the Company for the fee and expenses set forth in this Section 10.4(a), the Company shall pay to Parent its costs and expenses (including attorneys' fees) in connection with such suit.

     (b) In the event that (w) any person shall have made an Alternative Proposal with respect to Parent and thereafter this Agreement is terminated by either party pursuant to Section 10.2(c) and within 12 months thereafter any Alternative Proposal with respect to Parent shall have been consummated, (x) the Board of Directors of Parent shall have withdrawn or modified in a manner adverse to the Company its approval or recommendation to Parent's stockholders by reason of an Alternative Proposal with respect to Parent and the Company shall have terminated this Agreement pursuant to Section 10.3(b)(i) and within 12 months thereafter any Alternative Proposal with respect to Parent shall have been consummated, (y) the Board of Directors of Parent shall have recommended an Alternative Proposal with respect to Parent to Parent's stockholders and the Company shall have terminated this Agreement pursuant to Section 10.3(b)(i) or
(z) Parent shall have terminated this Agreement pursuant to Section 10.3(a)(ii), then, in any such case, Parent shall in no event later than (i) the date of consummation of such Alternative Proposal, in the case of a termination described in clause (w) or (x), or (ii) two days after such termination, in the case of a termination described in clause (y) or (iii) concurrently with such termination, in the case of a termination described in clause (z), pay the Company a fee of $150,000,000 (a "Parent Termination Fee"), which amount shall be payable by wire transfer of same day funds, and shall promptly reimburse the Company for all substantiated out-of-pocket costs and expenses incurred by the Company in connection with this Agreement and the transactions contemplated hereby, including, without limitation, costs and expenses of accountants, attorneys and financial advisors, up to an aggregate of $8,000,000. Parent acknowledges that the agreements contained in this Section 10.4(b) are an integral part of the transactions contemplated in this Agreement, and that, without these agreements, the Company would not enter into this Agreement; accordingly, if Parent fails to promptly pay the amount due pursuant to this
Section 10.4(b), and, in order to obtain such payment, the Company commences a suit which results in a judgment against the Company for the fee and expenses set forth in this Section 10.4(b), Parent shall pay to the Company its costs and expenses (including attorneys' fees) in connection with such suit.

     (c) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article X, all obligations of the parties hereto shall terminate, except the obligations of the parties pursuant to this Section
10.4 and Section 11.3 and except for the provisions of Sections 8.9, 8.11, 11.5, 11.6, 11.7, 11.9, 11.11, 11.12 and 11.14. Moreover, in the event of termination of this Agreement pursuant to Section 10.2 or 10.3, nothing herein shall prejudice the ability of the non-breaching party from seeking damages from any other party for any breach of this Agreement, including without limitation, attorneys' fees and the right to pursue any remedy at law or in equity.

                                   ARTICLE XI

                                 MISCELLANEOUS

     Section 11.1  Non-Survival of Representations, Warranties and
Agreements. All representations and warranties set forth in this Agreement shall terminate at the Effective Time. All covenants and agreements set forth in this Agreement shall survive in accordance with their terms.

     Section 11.2 Notices. All notices or other communications under this Agreement shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by cable, telegram, telex or other standard form of telecommunications, or by registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

     If to the Company:

     The Louisiana Land and Exploration Company
     909 Poydras Street
     New Orleans, Louisiana 70112
     Attention: General Counsel
     Telecopy No.: (504) 566-6296

     With a copy to:

     Cahill Gordon & Reindel
     80 Pine Street
     New York, New York 10005
     Attention: Kenneth W. Orce, Esq.
     Telecopy No.: (212) 269-5420

     If to Parent or Sub:

     Burlington Resources Inc.
     5051 Westheimer
     Houston, Texas 77056
     Attention: Executive Vice President, Law and Administration
     Telecopy No.: (713) 624-9605

     With a copy to:

     Fried, Frank, Harris, Shriver & Jacobson
     One New York Plaza
     New York, New York 10004
     Attention: Gary P. Cooperstein, Esq.
     Telecopy No.: (212) 859-4000
or to such other address as any party may have furnished to the other parties in writing in accordance with this Section.

     Section 11.3 Fees and Expenses. Whether or not the Merger is consummated, except as provided in Section 10.4 and Section 8.2, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated except as expressly provided herein and except that (a) the filing fee in connection with the HSR Act filing, (b) the filing fees in connection with the filing of the Form S-4 and Proxy Statement/Prospectus with the Commission and (c) the expenses of printing and mailing the Form S-4 and the Proxy Statement/Prospectus, shall be shared equally by the Company and Parent.

     Section 11.4 Publicity. So long as this Agreement is in effect, Parent, Sub and the Company agree to consult with each other in issuing any press release or otherwise making any public statement with respect to the transactions contemplated by this Agreement, and none of them shall issue any press release or make any public statement prior to such consultation, except as may be required by law or by obligations pursuant to any listing agreement with any national securities exchange.

     Section 11.5 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

     Section 11.6 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement; provided that the Indemnified Parties shall be third-party beneficiaries of Parent's agreement contained in Section 8.6 hereof.

     Section 11.7 Entire Agreement. This Agreement, the Exhibits, the Company Disclosure Schedule, the Parent Disclosure Schedule, the Confidentiality Agreement dated May 22, 1997, between the Company and Parent and any documents delivered by the parties in connection herewith and therewith constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto.

     Section 11.8 Amendment. This Agreement may be amended by the parties hereto, by action taken by their respective Boards of Directors, at any time before or after approval of matters presented in connection with the Mergers by the stockholders of the Company and Parent, but after any such stockholder approval, no amendment shall be made which by law requires the further approval of stockholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     Section 11.9 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Maryland, without regard to its rules of conflict of laws.

     EACH OF THE PARTIES HERETO (I) CONSENTS TO SUBMIT ITSELF TO THE PERSONAL JURISDICTION OF ANY FEDERAL COURT LOCATED IN THE STATE OF MARYLAND OR ANY MARYLAND STATE COURT IN THE EVENT ANY DISPUTE ARISES OUT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, (II) AGREES THAT IT SHALL NOT ATTEMPT TO DENY OR DEFEAT SUCH PERSONAL JURISDICTION BY MOTION OR OTHER REQUEST FOR LEAVE FROM ANY SUCH COURT, AND (III) AGREES THAT IT SHALL NOT BRING ANY ACTION RELATING TO THIS

AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT IN ANY COURT OTHER THAN A FEDERAL COURT SITTING IN THE STATE OF MARYLAND OR A MARYLAND STATE COURT.

     Section 11.10 Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto.

     Section 11.11 Headings and Table of Contents. Headings of the Articles and Sections of this Agreement and the Table of Contents are for the convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

     Section 11.12 Interpretation. In this Agreement, unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, and words denoting any gender shall include all genders and words denoting natural persons shall include corporations and partnerships and vice versa.

     Section 11.13 Waivers. At any time prior to the Effective Time, the parties hereto, by or pursuant to action taken by their respective Boards of Directors, may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any documents delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid if set forth in an instrument in writing signed on behalf of such party. Except as provided in this Agreement, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

     Section 11.14 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

     Section 11.15 Subsidiaries. As used in this Agreement, the word "subsidiary" when used with respect to any party means any corporation or other organization, whether incorporated or unincorporated, of which such party directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization, or any organization of which such party is a general partner; provided that, in the case of the Company, the term "subsidiary" shall in all events include NLP and its subsidiaries.

     IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement to be signed by their respective officers thereunder duly authorized all as of the date first written above.

                                          BURLINGTON RESOURCES INC.

                                          By:    /s/ BOBBY S. SHACKOULS
                                            ------------------------------------
                                            Name: Bobby S. Shackouls
                                            Title:  Chairman, Chief Executive
                                                    Officer and President

                                          BR ACQUISITION CORPORATION

                                          By:      /s/ JOHN E. HAGALE
                                            ------------------------------------
                                            Name: John E. Hagale
                                            Title:  Executive Vice President and
                                                    Chief Financial Officer

                                          THE LOUISIANA LAND AND EXPLORATION
                                          COMPANY

                                          By:    /s/ H. LEIGHTON STEWARD
                                            ------------------------------------
                                            Name: H. Leighton Steward
                                            Title:  Chairman Chief Executive
                                                    Officer and President

                                                                       EXHIBIT A

                                FORM OF CHARTER
                                       OF
                   THE LOUISIANA LAND AND EXPLORATION COMPANY

THIS IS TO CERTIFY THAT:

     FIRST: The name of the corporation (which is hereinafter called the "Corporation") is:

                   The Louisiana Land and Exploration Company

     SECOND: The Corporation is formed for the purpose of carrying on any lawful business.

     THIRD: The address of the principal office of the Corporation in this State is c/o Ballard Spahr Andrews & Ingersoll, 300 East Lombard Street, Baltimore, Maryland 21202, Attention: James J. Hanks, Jr.

     FOURTH: The name and address of the resident agent of the Corporation is James J. Hanks, Jr., c/o Ballard Spahr Andrews & Ingersoll, 300 East Lombard Street, Baltimore, Maryland 21202. The resident agent is a citizen of and resides in the State of Maryland.

     FIFTH: The total number of shares of stock which the Corporation has authority to issue is 1,000 shares, $.01 par value per share, all of one class. The aggregate par value of all authorized shares having a par value is $10.00.

     SIXTH: The Corporation shall have a board of one director unless the number is increased or decreased in accordance with the Bylaws of the Corporation. However, the number of directors shall never be less than the minimum number required by the Maryland General Corporation Law.

     SEVENTH: (a) The Corporation reserves the right to make any amendment of the charter, now or hereafter authorized by law, including any amendment which alters the contract rights, as expressly set forth in the charter, of any shares of outstanding stock.

     (b) The Board of Directors of the Corporation may authorize the issuance from time to time of shares of its stock of any class, whether now or hereafter authorized, or securities convertible into shares of its stock of any class, whether now or hereafter authorized, for such consideration as the Board of Directors may deem advisable, subject to such restrictions or limitations, if any, as may be set forth in the bylaws of the Corporation.

     (c) The Board of Directors of the Corporation may, by articles supplementary, classify or reclassify any unissued stock from time to time by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of redemption of the stock.

     EIGHTH: No holder of shares of stock of any class shall have any preemptive right to subscribe to or purchase any additional shares of any class, or any bonds or convertible securities of any nature; provided, however, that the Board of Directors may, in authorizing the issuance of shares of stock of any class, confer any preemptive right that the Board of Directors may deem advisable in connection with such issuance.

     NINTH: To the maximum extent that Maryland law in effect from time to time permits limitation of the liability of directors and officers, no director or officer of the Corporation shall be liable to the Corporation or its stockholders for money damages. Neither the amendment nor repeal of this Article, nor the adoption or amendment of any other provision of the charter or bylaws inconsistent with this Article, shall apply to or affect in any respect the applicability of the preceding sentence with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.

                                                                     EXHIBIT B-1

                       FORM OF AFFILIATE LETTER ADDRESSED
                          TO BURLINGTON RESOURCES INC.

                                                                          , 1997

Burlington Resources Inc.
5051 Westheimer
Suite 1400
Houston, Texas 77056

Ladies and Gentlemen:

     The undersigned, a holder of shares of capital stock, par value $.15 per share (the "Company Stock"), of The Louisiana Land and Exploration Company, a Maryland corporation (the "Company"), has been advised that as of the date hereof, the undersigned may be deemed to be an "affiliate" of the Company, as the term "affiliate" is (i) defined for purposes of paragraph (c) and (d) of Rule 145 of the Rules and Regulations (the "Rules and Regulations") of the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Act"), and/or (ii) used in and for purposes of Accounting Series Releases 130 and 135, as amended, of the Commission.

     The undersigned has been further advised that pursuant to the terms of the Agreement and Plan of Merger dated as of July 16, 1997 (the "Merger Agreement") among the Company, Burlington Resources Inc., a Delaware corporation ("Parent"), and BR Acquisition Corporation, a Maryland corporation and wholly owned subsidiary of Parent ("Merger Sub"), Merger Sub will be merged with and into the Company (the "Merger") and that as a result of the Merger, the undersigned may receive shares of Parent Common Stock (as defined in the Merger Agreement) in exchange for shares of Company Stock owned by the undersigned.

     1. The undersigned represents, warrants and covenants to Parent that in the event the undersigned receives any Parent Common Stock as a result of the Merger, the undersigned:

          A. Shall not make any sale, transfer or other disposition of the Parent Common Stock in violation of the Act or the Rules and Regulations.

          B. Has read carefully this letter and discussed applicable limitations upon the ability of the undersigned to sell, transfer or otherwise dispose of the Parent Common Stock to the extent the undersigned believed necessary with counsel of the undersigned or counsel for the Company.

          C. Has been advised that the issuance of the Parent Common Stock to the undersigned pursuant to the Merger will be registered with the Commission under the Act on a Registration Statement on Form S-4. However, the undersigned has also been advised that, since at the time the Merger will be submitted for a vote of the stockholders of Parent, the undersigned may be deemed to have been an affiliate of the Company and the distribution by the undersigned of the Parent Common Stock has not been registered under the Act, the undersigned may not sell, transfer or otherwise dispose of the Parent Common Stock issued to the undersigned in the Merger unless (i) such sale, transfer or other disposition has been registered under the Act, (ii) such sale, transfer or other disposition is made in conformity with the volume and other limitations of Rule 145 promulgated by the Commission under the Act, or (iii) in the opinion of counsel reasonably acceptable to Parent, such sale, transfer or other disposition is otherwise exempt from registration under the Act.

          D. Understands that Parent is under no obligation to register the sale, transfer or other disposition of the Parent Common Stock by the undersigned or on behalf of the undersigned under the Act or to take any other action necessary in order to make compliance with an exemption from such registration available.

          E. Also understands that Parent may give stop transfer instructions to Parent's transfer agent with respect to the Parent Common Stock and that Parent reserves the right to place on the certificates for the Parent Common Stock issued to the undersigned, or any substitutions therefor, a legend stating in substance:

          "The securities represented by this certificate have been issued in a transaction to which Rule 145 promulgated under the Securities Act of 1933 applies and may only be sold or otherwise transferred in compliance with the requirements of Rule 145 or pursuant to a registration statement under said Act or an exemption from such registration."

          F. Also understands that unless the transfer by the undersigned of Parent Common Stock of the undersigned has been registered under the Act or is a sale made in conformity with the provisions of Rule 145, Parent reserves the right to put the following legend on the certificates issued to transferees of the undersigned:

          "The securities represented by this certificate have not been registered under the Securities Act of 1933 and were acquired from a person who received such shares in a transaction to which Rule 145 promulgated under the Securities Act of 1933 applies. The securities have been acquired by the holder not with a view to, or for resale in connection with, any distribution thereof within the meaning of Securities Act of 1933 and may not be sold, pledged or otherwise transferred except in accordance with an exemption from the registration requirements of the Securities Act of 1933."

          G. The undersigned further represents to and covenants with Parent that from the date that is 30 days prior to the Effective Time (as defined in the Merger Agreement) the undersigned will not sell, transfer or otherwise dispose of shares of Company Stock held by the undersigned and that the undersigned will not sell, transfer or otherwise dispose of any shares of Parent Common Stock received by the undersigned in the Merger or other shares of Parent Common Stock until after such time as results covering at least 30 days of combined operations of Parent and the Company have been published by Parent, in the form of a quarterly earnings report, an effective registration statement filed with the Commission, a report to the Commission on Form 10-K, 10-Q, or 8-K, or any other public filing or announcement which includes the results of at least 30 days of combined operations. Parent shall notify the undersigned of the publication of such results.

          H. Execution of this letter should not be considered an admission on the part of the undersigned that the undersigned is an affiliate of the Company as described in the first paragraph of this letter, nor as a waiver of any rights the undersigned may have to object to any claim that the undersigned is such an affiliate on or after the date of this letter.

     2. By Parent's acceptance of this letter, Parent hereby agrees with the undersigned as follows:

          A. For so long as and to the extent necessary to permit the undersigned to sell the Parent Common Stock pursuant to Rule 145 and, to the extent applicable, Rule 144 under the Act, Parent shall (a) use its reasonable best efforts to (i) file, on a timely basis, all reports and data required to be filed with the Commission by it pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and (ii) furnish to the undersigned upon request a written statement as to whether Parent has complied with such reporting requirements during the 12 months preceding any proposed sale of the Parent Common Stock by the undersigned under Rule 145, and (b) otherwise use its reasonable efforts to permit such sales pursuant to Rule 145 and Rule 144. Parent has filed all reports required to be filed with the Commission under Section 13 of the Exchange Act during the preceding 12 months.

          B. It is understood and agreed that certificates with any legends set forth in paragraphs E and F above will be substituted by delivery of certificates without such legend if (i) one year shall have elapsed from the date the undersigned acquired the Parent Common Stock received in the Merger and the provisions of Rule 145(d)(2) are then available to the undersigned, (ii) two years shall have elapsed from the date the undersigned acquired the Parent Common Stock received in the Merger and the provisions of Rule 145(d)(3) are then applicable to the undersigned, or
     (iii) Parent has received either an opinion of counsel, which opinion and counsel shall be reasonably satisfactory to Parent, or a "no-action" letter obtained by the undersigned from the staff of the Commission, to the effect that the restrictions imposed by Rule 144 and Rule 145 under the Act no longer apply to the undersigned.

                                          Very truly yours,

                                          --------------------------------------
                                          Signature

                                          --------------------------------------
                                          Print Name

ACCEPTED:

BURLINGTON RESOURCES INC.

By:

    -------------------------------
    Name:
    Title:

Dated:

                                                                     EXHIBIT B-2

                     FORM OF AFFILIATE LETTER ADDRESSED TO
                   THE LOUISIANA LAND AND EXPLORATION COMPANY

                                                                          , 1997

The Louisiana Land and Exploration Company
909 Poydras Street
New Orleans, Louisiana 70112

Ladies and Gentlemen:

     The undersigned, a holder of shares of common stock, par value $.01 per share (the "Parent Common Stock"), of Burlington Resources Inc., a Delaware corporation (the "Company"), has been advised that as of the date hereof, the undersigned may be deemed to be an "affiliate" of Parent, as the term "affiliate" is (i) defined for purposes of paragraph (c) and (d) of Rule 145 of the Rules and Regulations (the "Rules and Regulations") of the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Act"), and/or (ii) used in and for purposes of Accounting Series Releases 130 and 135, as amended, of the Commission.

     The undersigned has been further advised that pursuant to the terms of the Agreement and Plan of Merger dated as of July 16, 1997 (the "Merger Agreement") among Parent, BR Acquisition Corporation, a Maryland corporation and wholly owned subsidiary of Parent ("Merger Sub"), and The Louisiana Land and Exploration Company, a Maryland corporation (the "Company"), Merger Sub will be merged with and into the Company (the "Merger").

     The undersigned represents to and covenants with the Company that from the date that is 30 days prior to the Effective Time (as defined in the Merger Agreement) the undersigned will not sell, transfer or otherwise dispose of shares of Company Stock (as defined in the Merger Agreement) held by the undersigned and will not sell, transfer or otherwise dispose of any shares of Parent Common Stock until after such time as results covering at least 30 days of combined operations of Parent and the Company have been published by Parent, in the form of a quarterly earnings report, an effective registration statement filed with the Commission, a report to the Commission on Form 10-K, 10-Q, or 8-K, or any other public filing or announcement which includes the results of at least 30 days of combined operations. Parent shall notify the "affiliates" of the publication of such results.

     Execution of this letter should not be considered an admission on the part of the undersigned that the undersigned is an "affiliate" of Parent as described in the first paragraph of this letter, nor as a waiver of any rights the undersigned may have to object to any claim that the undersigned is such an affiliate on or after date of this letter.

                                          Very truly yours,

                                          --------------------------------------
                                          Signature

                                          --------------------------------------
                                          Print Name

ACCEPTED:
THE LOUISIANA LAND
  AND EXPLORATION COMPANY

By:

    ------------------------------
    Name:
    Title:

Dated:

                                                                       EXHIBIT C

                                                                          , 1997

Mr. H. Leighton Steward
909 Poydras Street
New Orleans, Louisiana 70112

Dear Leighton,

     This letter constitutes your Employment Agreement with Burlington Resources Inc. (the "Company") when accepted by you in the space provided below. Reference is hereby made to the Agreement and Plan of Merger dated as of July 16, 1997 among the Company, The Louisiana Land and Exploration Company ("LL&E") and BR Acquisition Corporation (the "Merger Agreement").

     1. POSITION AND TERM. The Company agrees to employ you and you agree to act as its Vice Chairman of the Board of Directors of the Company (the "Board") during the period commencing at the Effective Time of the Merger, as those terms are defined in the Merger Agreement, and continuing through December 1, 1999. The Company will amend its By-laws to provide that the position of Vice Chairman of the Board will constitute an officer position within the Company. For at least so long as you serve as Vice Chairman, you will also serve as Chairman of the Executive Committee of the Board.

     2. BASE SALARY. Your minimum salary will be $450,000 per annum or such higher rate as may be fixed from time to time by the Board.

     3. STOCK OPTIONS. You shall participate in the Company's 1993 Stock Incentive Plan in accordance with the Company's normal option grant process as to amounts and timing and options granted thereunder shall be at an option price per share equal to 100% of the fair market value of such stock on such date of grant and become exercisable on the first anniversary of such date of grant; provided, however, that the second grant to you of stock options shall in no event become exercisable later than November 30, 1999.

     4. INCENTIVE COMPENSATION, LONG-TERM INCENTIVES AND OTHER BENEFITS. You will participate with other senior executives of the Company in compensation and benefit plans in effect from time to time including the Incentive Compensation Plan, the Stock Incentive Plan, the Performance Share Unit Plan, the Deferred Compensation Plan, the Supplemental Benefits Plan, the Key Executive Severance Protection Plan and any other plan or perquisites available to other executives at your level of responsibility in the Company, including a company automobile and company-provided country and luncheon club memberships but not including the Senior Executive Survivor Plan. You will also participate in health, retirement, survivor and disability plans available to all employees of the Company. You understand that the Company may amend, modify or terminate these plans at any time. You shall also be entitled to receive $50,000 per year, payable in monthly installments, as a housing allowance and such amount shall be paid to you whether or not you incur any housing expenses. For purposes of computing all benefits (other than Incentive Compensation) that are tied to the level of your compensation, your salary shall be treated as the greater of your actual salary hereunder or your actual annual salary rate from LL&E immediately before the effective date of this agreement.

     Your maximum bonus opportunity under the Incentive Compensation Plan will be 100% of base salary. Annual bonuses are determined by the Compensation and Nominating Committee of the Board (the "Compensation Committee") based on Company and individual performance. All plans referenced in this section are plans of the Company.

     5. SEVERANCE BENEFIT. If your employment is terminated by the Company for any reason before December 1, 1999 other than as a result of your death, permanent disability or for Cause, or is initiated by you for Good Reason, the Company will pay you within 10 days after the date of termination an amount equal to the product of the number of whole and partial months remaining from the date of your termination until December 1, 1999, times your then current monthly base salary. The terms Cause and Good Reason are defined in the Key Executive Severance Protection Plan.

     6. COORDINATION WITH OTHER PLANS. If your termination entitles you to benefits under the Key Executive Severance Protection Plan, you may elect to receive the benefits payable under Section 5 of this agreement in lieu of those benefits. If you elect to receive the benefits under this agreement, you will nevertheless be eligible to receive the additional benefits related to the gross-up payment for excise taxes under Article 6 of that plan.

     7. TERMINATION AGREEMENT. The Company agrees that it shall pay or cause to be paid to you the benefits described in the Termination Agreement dated March 13, 1996 between you and LL&E (the "Termination Agreement") if (i) you are terminated by the Company on any grounds whatsoever except for "cause" during the "Protection Period" or if you terminate your employment with the Company voluntarily within the "Protection Period" (it being acknowledged that there has been a significant change in the nature or scope of your duties and/or responsibilities for the purposes of the Termination Agreement) or (ii) your employment with the Company terminates by reason of your death during the "Protection Period", or (iii) you become disabled during the "Protection Period" under circumstances entitling you to disability benefits under the Company's long-term disability plan or under Social Security. Terms in quotation marks in this Section 7 shall have the meaning set forth in the Termination Agreement. The benefits provided under this Section 7 shall be in addition to any other benefits to which you may be entitled under the plans of the Company. You acknowledge and agree that you shall not become a participant in the Company's Executive Survivor Benefit Plan and hereby waive any benefits to which you would otherwise become entitled under such plan.

     8. NON-DISCLOSURE. As an officer of the Company, you will have access to and continue to receive and develop confidential and proprietary information and trade secrets pertaining to the business of the Company and its affiliates, including, without limitation, reports, maps, data (including geologic and seismic data and interpretations thereof), plans, and contracts. As part of the consideration for this agreement and in return for receiving access to such confidential information, you agree to keep all such confidential and proprietary information confidential. In particular, you agree that you will not divulge, communicate or otherwise disclose any confidential information furnished to you or obtained or developed by you while employed by the Company to any person, firm, corporation or entity other than to an authorized representative of the Company. You agree that if your employment with the Company is terminated, you will not discuss the Company's business, operations, plans, strategies, personnel or business relationships or agreements with the press or with any of the Company's current or prospective customers or suppliers or with any other person with which the Company has business relationships.

     9. NON-COMPETITION. In order to enforce your obligations under Section 8 and in consideration for the benefits of employment described in this agreement, you agree to the covenant not to compete in this Section 9. You agree and acknowledge that this covenant not to compete is ancillary to your commitment as set forth in Section 8 to refrain from disclosing such confidential information. If you initiate the termination of your employment with the Company other than for Good Reason during the term of this agreement, you agree that you will not for a period of two years after your termination be employed by, consult with, provide advice or information to, otherwise perform services for, own, manage, operate, join, control or participate in the ownership of more than 5% of the voting power of equity securities of, management, operation or control of any Competitor (as defined in this agreement) unless released by the Company from such obligation in writing with respect to a specific situation, it being understood that your serving as a director of a public entity will not be in violation of the foregoing provision, provided that you are not at such time serving as a director of the Company, and, provided further, that your obligations under Section 8 will continue to be in effect during any such service. A Competitor is defined as any entity (i) that is engaged in exploring for and producing oil and natural gas in Louisiana, Montana, New Mexico, North Dakota, Oklahoma, Texas or federal or state waters in the Gulf of Mexico or in the oil and gas marketing business in the mainland United States and (ii) whose assets associated with such oil and gas business exceed $50 million.

     10. NON-INTERFERENCE. For a period ending two years after you terminate employment with the Company, you agree not to solicit, directly or indirectly, any officer or employee of the Company to leave and work for any other employer. During this same period, you agree not to suggest to others that they approach or solicit any officers or employees of the Company with respect to potential employment elsewhere.

     11. SEVERABILITY AND ENFORCEMENT. It is the desire of the parties hereto that this agreement be enforced to the maximum extent permitted by law, and should any provision contained herein be held unenforceable, the parties hereby agree and consent that such provision will be reformed to make it a valid and enforceable provision to the maximum extent permitted by law. Any provision hereof not capable of such reformation and determined to be prohibited by or unenforceable under applicable law of any jurisdiction will as to such jurisdiction be deemed ineffective and deleted from this agreement without affecting any other provision of this agreement.

     In the event of a breach by you of any of the provisions of Sections 8, 9 or 10, you understand and agree that the Company may, in addition to any other rights or remedies existing in its favor, apply to any court of law or equity of competent jurisdiction for specific performance and injunctive or other relief in order to enforce or prevent any violations of such provisions.

     You understand and agree that this agreement is being executed by the Company on behalf of itself and each of its affiliates, and that all rights of the Company under this agreement and all of your obligations and duties under this agreement will inure to the benefit of and may be enforced by the Company or any of its affiliates.

     If the above correctly sets forth our agreement, please sign the original and return it to me. Please retain a copy for your records.
                                          Very truly yours,

                                          BURLINGTON RESOURCES INC.

                                          --------------------------------------
                                          By
                                          Its
ACCEPTED and AGREED TO
this    day of        , 1997

----------------------
H. Leighton Steward

                                                                       EXHIBIT D

                 [FORM OF CAHILL GORDON & REINDEL TAX OPINION]

Dated the Effective Time of the Merger

The Louisiana Land and Exploration Company
909 Poydras Street
New Orleans, Louisiana 70160

Ladies and Gentlemen:

     We have acted as counsel to The Louisiana Land and Exploration Company, a Maryland corporation ("Company"), in connection with the merger (the "Merger") of BR Acquisition Corporation, a Maryland corporation ("Sub"), with and into the Company, pursuant to the Agreement and Plan of Merger by and among Burlington Resources Inc., a Delaware corporation ("Parent"), Sub and the Company, dated as of July 16, 1997 (the "Merger Agreement"). Any capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement or, if not defined therein, in the Joint Proxy Statement/ Prospectus (the "Proxy Statement") that is included in the Registration Statement on Form S-4 (the "Registration Statement," Registration No. 33- ) covering the registration of Parent Common Stock under the Securities Act of 1933, as amended (the "Act"), as filed by Parent with the Securities and Exchange Commission (the "SEC") on
            , 1997.

     For purposes of this opinion, we have relied, with your consent, upon the accuracy and completeness of the statements and representations contained in (i) the Officer's Certificate of each of Parent and the Company attached hereto,
(ii) the Merger Agreement and (iii) the Proxy Statement, which statements and representations we have not verified. We have also assumed that the Merger will be consummated in accordance with the Merger Agreement and as described in the Proxy Statement.

     Based upon and subject to the forgoing, we are of the opinion that, for federal income tax purposes:

          1. The Merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code").

          2. Each of the Parent, Sub and the Company will be a party to the reorganization within the meaning of Section 368(b) of the Code.

          3. No gain or loss will be recognized by the stockholders of the Company on the exchange of their shares of Company Stock for shares of Parent Common Stock.

          4. The basis of the shares of Parent Common Stock to be received by the stockholders of the Company (including any fractional share interest to which they may be entitled) will be the same as the basis of the shares of the Company Stock surrendered in exchange therefor.

          5. The holding period of the shares of Parent Common Stock to be received by the stockholders of the Company (including any fractional share interest to which they may be entitled) will include the holding period of the shares of the Company Stock surrendered in exchange therefor, provided the shares of Company Stock are held at the Effective Time as capital assets in the hands of the stockholders of the Company.

          6. A stockholder of the Company who receives cash in lieu of a fractional share of Parent Common Stock will be treated as if the fractional share were distributed as part of the exchange and then redeemed by Parent, with the cash being received in full payment for the fractional share.

     This opinion letter is intended only for the use of the Company in connection with the transactions contemplated in the Merger Agreement. This opinion may not be relied upon for any other purpose or by any other person for any purpose, in each case without our prior written consent.

                                          Very truly yours,

                                                                       EXHIBIT E

                       [FORM OF WHITE & CASE TAX OPINION]

Dated the Effective
Time of the Merger

Burlington Resources Inc.
BR Acquisition Corporation
5051 Westheimer
Houston, Texas 77056

Ladies and Gentlemen:

     We have acted as tax counsel to Burlington Resources Inc., a Delaware corporation (the "Parent"), in connection with the proposed merger (the "Merger") of BR Acquisition Corporation, a Maryland corporation and a wholly-owned subsidiary of the Parent ("Sub"), with and into The Louisiana Land and Exploration Company, a Maryland corporation (the "Company"), upon the terms and conditions set forth in the Agreement and Plan of Merger (the "Merger Agreement"), dated as of July 16, 1997, by and among Parent, Sub and the Company.

     For purposes of the opinion set forth below, we have relied, with the consent of Parent upon the accuracy and completeness of the statements and representations contained, respectively, in the certificates of the officers of Parent and the Company. Any capitalized term used and not defined herein has the meaning given to such term in the Merger Agreement, or if not defined therein, in the Joint Proxy Statement/Prospectus of Parent and the Company which is part
of the Registration Statement on Form S-4 (No.           ) of Parent relating to
the proposed Merger (the "Joint Proxy Statement/Prospectus").

     We have also assumed, with your consent, that (i) the transactions contemplated by the Merger Agreement will be consummated in accordance with the provisions of the Merger Agreement and as described in the Joint Proxy Statement/Prospectus, (ii) the representations and warranties set forth in the Merger Agreement are true and correct, and (iii) the Merger will qualify as a merger under the applicable laws of the State of Maryland.

     Based upon and subject to the foregoing, and upon our analysis of the Internal Revenue Code of 1986, as amended (the "Code"), and the decisions, regulations and rulings thereunder in effect on the date hereof (all of which are subject to change which may be retroactive), we are of the opinion that, for federal income tax purposes:

          (1) The Merger will constitute a reorganization within the meaning of
     Section 368(a) of the Code;

          (2) Parent, Sub and the Company will each be a party to the reorganization within the meaning of Section 368(b) of the Code;

          (3) No gain or loss will be recognized by the stockholders of the Company upon the exchange of their shares of the Company Stock for shares of Parent Common Stock;

          (4) The basis of the shares of Parent Common Stock to be received by the stockholders of the Company (including any fractional share interest to which they may be entitled) will be the same as the basis of the shares of Company Stock surrendered in exchange therefor;

          (5) The holding period of the shares of Parent Common Stock to be received by the Company stockholders for their Company Stock (including any fractional share interest to which they may be entitled) will include the holding period of the Company Stock exchange therefor, provided that the Company Stock is held by the Company stockholders as a capital asset at the Effective Time; and

          (6) A Company stockholder who receives cash in lieu of fractional shares of Parent Common Stock will be treated as having received such fractional shares of Parent Common Stock pursuant to the Merger and then as having received such cash in a redemption of such fractional shares by Parent.

     This opinion does not address the various state, local and foreign tax consequences that may result from the Merger. In addition, no opinion is expressed as to any federal income tax consequences of the Merger except as specifically set forth herein, and this opinion may not be relied upon except with respect to the consequences specifically discussed herein.

                                          Very truly yours,

                                                                       EXHIBIT F

                              [COMPANY LETTERHEAD]

                                                                          , 1997

Cahill Gordon & Reindel
80 Pine Street
New York, NY 10005

White & Case
1155 Avenue of the Americas
New York, NY 10036

Ladies and Gentlemen:

     In connection with the opinion to be delivered by you pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of July 16, 1997, by and among The Louisiana Land and Exploration Company, a Maryland corporation (the "Company"), Burlington Resources Inc., a Delaware corporation (the "Parent"), and BR Acquisition Corporation, a Maryland corporation and a wholly-owned subsidiary of Parent ("Sub"), I certify that to the best of my knowledge and belief, after due inquiry and investigation, as follows (any capitalized terms used but not defined herein shall have the meaning given to such term in the Merger Agreement):

     1. There is no plan or intention on the part of the stockholders of the Company that own 5 percent or more of Company Stock, and to the best of the knowledge of the Company, there is no plan or intention on the part of the remaining stockholders of the Company to sell, exchange or otherwise dispose of, reduce the risk of loss (by short sale, equity swap or otherwise) of the holding of, or enter into any arrangement with respect to the sale, exchange or other disposition of (each of the foregoing, a "disposition"), a number of shares of Parent Common Stock received in the Merger in exchange for such Company Stock that would reduce the Company stockholders' ownership of Parent Common Stock to a number of shares having a value, as of the Effective Time of the Merger, of less than 50 percent of the value of all of the formerly outstanding Company Stock immediately prior to the Effective Time of the Merger. For purposes of this representation, shares of Company Stock exchanged by holders of Company Stock for cash in lieu of fractional shares of Parent Common Stock will be treated as outstanding Company Stock immediately prior to the Effective Time. Moreover, for purposes of this representation, shares of Company Stock held by stockholders of the Company, and shares of Parent Common Stock received by Company stockholders in the Merger, and otherwise sold, redeemed or disposed of prior or subsequent to the Effective Time of the Merger (in contemplation thereof or as part of a plan therewith) will be considered in making this representation.

     2. Following the Effective Time of the Merger, the Company will hold at least 90 percent of the fair market value of its net assets and at least 70 percent of the fair market value of its gross assets held immediately prior to the Merger. For purposes of this representation, amounts used by the Company to pay reorganization expenses, and all redemptions and distributions (except for regular, normal dividends) made by the Company immediately preceding or in contemplation of the Merger, will be included as assets of the Company immediately prior to the Merger.

     3. No assets of the Company have been sold, transferred or otherwise disposed of which would prevent the Company from continuing the historic business of the Company or from using a significant portion of the Company's historic business assets in a business following the Merger.

     4. The Company and the stockholders of the Company have paid and will pay their respective expenses, if any, incurred in connection with the Merger, except in the case of transfer taxes for which stockholders are liable, which shall be paid by Parent. The Company has not agreed to assume, nor will it directly or indirectly assume, any expense or other liability, whether fixed or contingent, of any stockholders of the Company.

     5. There is no intercorporate indebtedness existing between Parent and the Company, or between Sub and the Company, that was issued, acquired, or will be settled, at a discount.

     6. In the Merger, shares of Company capital stock representing at least 80 percent of the total combined voting power of all classes of Company capital stock entitled to vote and at least 80 percent of the total number of shares of all other classes of Company capital stock outstanding immediately prior to the Effective Time of the Merger will be exchanged solely for Parent Common Stock. For purposes of this representation, shares of Company Stock exchanged for cash or other property originating with Parent will be treated as outstanding capital stock of the Company at the Effective Time of the Merger.

     7. The Company has no obligation to issue additional shares of its stock after the Effective Time that would result in Parent no longer owning directly shares of Company capital stock representing at least 80 percent of the total combined voting power of all classes of Company capital stock entitled to vote and at least 80 percent of the total number of shares of all other classes of Company capital stock.

     8.  At the Effective Time of the Merger, except as otherwise provided in
Section 5.2 of the Louisiana Land and Exploration Company Disclosure Schedule, the Company will not have outstanding any warrants, options, convertible securities or any other type of right pursuant to which any person could acquire capital stock in the Company.

     9. The Company is not an investment company as defined in section 368(a)(2)(f)(iii) and (iv) of the Internal Revenue Code of 1986, as amended (the "Code").

     10. At the Effective Time of the Merger, the total fair market value of the assets of the Company will exceed the sum of its liabilities, plus the amount of liabilities, if any, to which the assets are subject.

     11. The Company is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of section 368(a)(3)(A) of the Code.

     12. Neither the Company nor any of the Company's subsidiaries has acquired any shares of Company Stock in contemplation of the Merger, or otherwise as part of a plan of which the Merger is part.

     13. None of the compensation received by any stockholder-employee of the Company in respect of periods at or prior to the Effective Time represents separate consideration for, or is allocable to, any of their Company Stock. None of the Parent Common Stock that will be received by Company stockholder-employees in the Merger will be separate consideration for or allocable to any employment agreement or arrangement. The compensation paid to any stockholder-employees will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's length for similar services.

     14. Company Stock will be surrendered pursuant to the Merger in an arm's length exchange, and Parent Common Stock received in exchange therefor represents the sole bargained-for consideration therefor.

     15. The total cash consideration that will be paid in the Merger to stockholders of the Company in lieu of fractional shares of Parent Common Stock will not exceed 5 percent of the total consideration that will be issued in the Merger to the Company stockholders in exchange for their shares of Company Stock.

     16. The facts relating to the Merger pursuant to the Merger Agreement, as described in the Merger Agreement, the Proxy Statement/Prospectus, and as stated herein are, insofar as such facts pertain to the Company, true, correct and complete in all material respects.

     17. The Company will not take, and the Company is not aware of any plan or intention of Company stockholders to take, any position on any Federal, state or local income or franchise tax return, or take any other tax reporting position, that is inconsistent with the treatment of the Merger as a reorganization within the meaning of section 368(a) of the Code, unless otherwise required by a "determination" (as defined in section 1313(a)(1) of the Code) or by applicable state or local income or franchise tax law.

     18. The Merger Agreement represents the entire understanding of the Company, Parent and Sub with respect to the Merger.

     19.  [     ] mutual funds have advised the Securities and Exchange
Commission ("SEC") that each is a greater-than-5 percent shareholder of the Company and in the aggregate such mutual funds have advised that they own [ ] percent of the Company Stock. Except possibly for the aforementioned mutual funds, there are no other stockholders of the Company that own more than 5 percent of the Company Stock. The statements in this paragraph are based solely on the Company's review of available filings pursuant to Rule 13d-1 of the SEC.

                                          THE LOUISIANA LAND AND EXPLORATION
                                          COMPANY

                                          By:
                                          --------------------------------------
                                            Title

                                                                       EXHIBIT G

                              [PARENT LETTERHEAD]

                                                                          , 1997

Cahill Gordon & Reindel
80 Pine Street
New York, NY 10005

White & Case
1155 Avenue of the Americas
New York, NY 10036

Ladies and Gentlemen:

     In connection with the opinion to be delivered by you pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of July 16, 1997, by and among The Louisiana Land and Exploration Company, a Maryland corporation (the "Company"), Burlington Resources Inc., a Delaware corporation (the "Parent"), and BR Acquisition Corporation, a Maryland corporation and a wholly-owned subsidiary of Parent ("Sub"), I certify that to the best of my knowledge and belief, after due inquiry and investigation, as follows (any capitalized terms used but not defined herein shall have the meaning given to such term in the Merger Agreement):

     1. Prior to the Merger, Parent will own directly all of the capital stock of Sub.

     2. Parent has no plan or intention, following the Merger, to reacquire any of the Parent Common Stock issued in the Merger. After the Merger, no dividends or distributions will be made to the former Company stockholders by Parent other than regular, normal dividends or distributions made to all holders of Parent Common Stock

     3. Parent has no plan or intention, following the Merger, to liquidate the Company, to merge the Company with or into another corporation, to sell or otherwise dispose of any of the stock of the Company, or to cause the Company to sell or otherwise dispose of any of the Company's assets, except for (i) dispositions of such assets made in the ordinary course of business, (ii) dispositions of such assets which, in the aggregate, are not material to the exploration and production business of the Company, or (iii) transfers of assets to a subsidiary of the Company; provided, however, that Parent may transfer assets or stock of the Company as permitted by Section 368(a)(2)(C) of the Internal Revenue Code of 1986, as amended (the "Code") and applicable Treasury Regulations.

     4. Sub is a corporation newly formed for the purpose of participating in the Merger and at no time prior to the Effective Time of the Merger has had assets (other than nominal assets contributed upon the formation of Sub, which assets will be held by the Company following the Merger) or business operations. Sub will have no liabilities assumed by the Company, and will not transfer to the Company any assets subject to liabilities in the Merger.

     5. Following the Merger, Parent intends to cause the Company to continue its historic business or use a significant portion of its historic business assets in a business.

     6. Parent and Sub have paid and will pay their respective expenses, if any, incurred in connection with the Merger. Neither Parent not Sub has agreed to assume, nor will it directly or indirectly assume, any expense or other liability, whether fixed or contingent, of any stockholder of the Company.

     7. Parent has no plan or intention to cause the Company to issue additional shares of its stock after the Effective Time that would result in Parent no longer owning directly shares of Company capital stock representing at least 80 percent of the total combined voting power of all classes of Company capital stock entitled to vote and at least 80 percent of the total number of shares of all other classes of Company capital stock.

     8. There is no intercorporate indebtedness existing between Parent and the Company, or between Sub and the Company, that was issued, acquired, or will be settled, at a discount.

     9. Company Stock will be surrendered pursuant to the Merger in an arm's length exchange, and the Parent Common Stock received in exchange therefor represents the sole bargained-for consideration therefor.

     10. Except in the Merger, neither Parent nor Sub has acquired or prior to the Merger will acquire, or has owned in the past five years, any shares of capital stock of the Company.

     11. Neither Parent nor Sub is an investment company as defined in Section 368(a)(2)(F)(iii) and (iv) of the Code.

     12. Any cash payments to be made to stockholders of the Company in lieu of fractional shares of Parent Common Stock that would otherwise be issued to such stockholders in the Merger are solely for the purpose of saving Parent the expense and inconvenience of issuing and transferring fractional shares of Parent Common Stock, and do not represent separately bargained-for consideration. The total cash consideration that will be paid in the Merger to stockholders of the Company in lieu of fractional shares of Parent Common Stock will not exceed 5 percent of the total consideration that will be issued in the Merger to the Company stockholders in exchange for their shares of Company Stock.

     13. None of the compensation received or to be received by any stockholder-employee of the Company in respect of periods after the Effective Time represents separate consideration for, or is allocable to, any of their Company Stock. None of the Parent Common Stock that will be received by Company stockholder-employees in the Merger will be separate consideration for or allocable to any employment agreement or arrangement. The compensation paid to any stockholder-employees will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's length for similar services.

     14. No stock of Sub has been or will be issued to stockholders of the Company in the Merger.

     15. The facts relating to the Merger pursuant to the Merger Agreement, as described in the Merger Agreement, the Proxy Statement/Prospectus, and as stated herein are, insofar as such facts pertain to Parent and Sub, true, correct and complete in all material respects.

     16. Neither Parent nor Sub will take any position on any Federal, state or local income or franchise tax return, or take any other tax reporting position, that is inconsistent with the treatment of the Merger as a reorganization within the meaning of section 368(a) of the Code, unless otherwise required by a "determination" (as defined in section 1313(a)(1) of the Code) or by applicable state or local income or franchise tax law.

     17. The Merger Agreement represents the entire understanding of the Company, Parent and Sub with respect to the Merger.

                                          BURLINGTON RESOURCES INC.

                                          By:
                                            ------------------------------------
                                            Title

                                                                      APPENDIX B

                             STOCK OPTION AGREEMENT

     STOCK OPTION AGREEMENT, dated as of July 16, 1997 (this "Agreement"), by and between The Louisiana Land and Exploration Company, a Maryland corporation (the "Company"), and Burlington Resources Inc., a Delaware corporation ("Parent").

                                    RECITALS

     A. The Company, Parent and BR Acquisition Corporation, a Maryland corporation ("Merger Sub"), have entered into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), providing for, among other things, the merger of Merger Sub with and into the Company as the surviving corporation in the Merger.

     B. As a condition and inducement to Parent's willingness to enter into the Merger Agreement, Parent has requested that the Company agree, and the Company has agreed, to grant Parent the Option.

     C. Terms not defined herein shall have the meanings set forth in the Merger Agreement.

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein the Company and Parent agree as follows:

     1. Grant of Option. Subject to the terms and conditions set forth herein, the Company hereby grants to Parent an irrevocable option (the "Option") to purchase up to 5,145,000 (as adjusted as set forth herein) shares (the "Option Shares") of the Company's capital stock, par value $.15 per share ("Company Stock"), at a purchase price of $70.34 (as adjusted as set forth herein) per Option Share (the "Purchase Price").

     2. Exercise of Option. (a) Parent may exercise the Option, in whole but not in part, at any one time after the occurrence of any event as a result of which Parent is entitled to receive the Termination Fee pursuant to the Merger Agreement (a "Purchase Event"); provided, however, that except as provided in the last sentence of this Section 2(a), the Option shall terminate and be of no further force and effect upon the earliest to occur of (A) the Effective Time,
(B) 18 months after the first occurrence of a Purchase Event and (C) termination of the Merger Agreement in accordance with its terms prior to the occurrence of a Purchase Event, unless Parent has the right to receive a Termination Fee following such termination upon the occurrence of certain events, in which case the Option shall not terminate until the later of (x) six months following the time such Termination Fee becomes payable and (y) the expiration of the period in which Parent has such right to receive a Termination Fee. Notwithstanding the termination of the Option, Parent shall be entitled to purchase the Option Shares if it has exercised the Option in accordance with the terms hereof prior to the termination of the Option and the termination of the Option shall not affect any rights hereunder which by their terms do not terminate or expire prior to or as of such termination.

     (b) In the event that Parent wishes to exercise the Option, it shall send to the Company a written notice (the date of which being herein referred to as the "Notice Date") to that effect which notice also specifies a date not earlier than three business days nor later than 20 business days from the Notice Date for the closing of such purchase (the "Option Closing Date"); provided, however, that (i) if the closing of the purchase and sale pursuant to the Option (the "Option Closing") cannot be consummated by reason of any applicable judgment, decree, order, law or regulation, the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which such restriction on consummation has expired or been terminated and (ii) without limiting the foregoing, if prior notification to or approval of any regulatory authority is required in connection with such purchase, Parent and the Company shall promptly file the required notice or application for approval and shall cooperate in the expeditious filing of such notice or application, and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which, as the case may be, (A) any required notification period has expired or been terminated or (B) any required approval has been obtained, and in either event, any requisite waiting period has expired or been terminated. The place of the Option Closing shall be at the offices of Fried, Frank, Harris, Shriver &

Jacobson, One New York Plaza, New York, New York, and the time of the Option Closing shall be 10:00 a.m. (Eastern Time) on the Option Closing Date.

     3. Payment and Delivery of Certificates. (a) At the Option Closing, Parent shall pay to the Company in immediately available funds by wire transfer to a bank account designated in writing by the Company an amount equal to the Purchase Price multiplied by the number of Option Shares.

     (b) At the Option Closing, simultaneously with the delivery of immediately available funds as provided in Section 3(a), the Company shall deliver to Parent a certificate or certificates representing the Option Shares to be purchased at the Option Closing, which Option Shares shall be free and clear of all liens, claims, charges and encumbrances of any kind whatsoever. If at the time of issuance of the Option Shares pursuant to the exercise of the Option hereunder, the Company shall not have redeemed the Company Rights, or shall have issued any similar securities, then each Option Share issued pursuant to such exercise shall be accompanied by a corresponding Company Right or new rights with terms substantially the same as and at least as favorable to Parent as are provided under the Company Rights Agreement or any similar agreement then in effect.

     (c) Certificates for the Option Shares delivered at the Option Closing shall have typed or printed thereon a restrictive legend which shall read substantially as follows:

          "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY BE REOFFERED OR SOLD ONLY IF SO REGISTERED OR IF AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE."

It is understood and agreed that the foregoing legend shall be removed by delivery of substitute certificate(s) without such legend upon the sale of the Option Shares pursuant to a registered public offering or Rule 144 under the Securities Act or any other sale as a result of which such legend is no longer required.

     4. Adjustment upon Changes in Capitalization, Etc. (a) In the event of any change in Company Stock by reason of a stock dividend, split-up, merger, recapitalization, combination, exchange of shares, or similar transaction, the type and number of shares or securities subject to the Option, and the Purchase Price therefor, shall be adjusted appropriately, and proper provision shall be made in the agreements governing such transaction, so that Parent shall receive upon exercise of the Option the number and class of shares or other securities or property that Parent would have received in respect of Company Stock if the Option had been exercised immediately prior to such event or the record date therefor, as applicable.

     (b) Without limiting the parties' relative rights and obligations under the Merger Agreement, in the event that the Company enters into an agreement (i) to consolidate with or merge into any person, other than Parent or one of its subsidiaries, and the Company shall not be the continuing or surviving corporation in such consolidation or merger, (ii) to permit any person, other than Parent or one of its subsidiaries, to merge into the Company and the Company shall be the continuing or surviving corporation, but in connection with such merger, the shares of Company Stock outstanding immediately prior to the consummation of such merger shall be changed into or exchanged for stock or other securities of the Company or any other person or cash or any other property, or the shares of Company Stock outstanding immediately prior to the consummation of such merger shall, after such merger, represent less than 50% of the outstanding voting securities of the merged company, or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than Parent or one of its subsidiaries, then, and in each such case, the agreement governing such transaction shall make proper provision so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option with identical terms appropriately adjusted to acquire the number and class of shares or other securities or property that Parent would have received in respect of Company Stock if the Option had been exercised immediately prior to such consolidation, merger, sale, or transfer, or the record date therefor, as applicable.

     (c) If, prior to the termination of the Option in accordance with Section 2, the Company enters into any agreement (x) pursuant to which all outstanding shares of Company Stock are to be purchased for, or converted into the right to receive in whole or in part (other than in respect of fractional shares) cash or

(y) with respect to any transaction described in clauses (i), (ii) and (iii) of paragraph (b) (each of (x) and (y), a "Transaction"), the Company covenants that proper provision shall be made in such agreement to provide that, if the Option shall not theretofore have been exercised, then upon the consummation of the Transaction (which in the case of a Transaction involving a tender offer shall be when shares of Company Stock are accepted for payment), Parent shall have the right, at its election, by not less than two business days' prior written notice to the Company, to receive in exchange for the cancellation of the Option an amount in cash equal to the Spread. For purposes of this Agreement, the term "Spread" means the number of Option Shares multiplied by the excess of (A) the closing sales price per share of Company Stock on the principal securities exchange or quotation system on which the Company Stock is then listed or traded, as reported by The Wall Street Journal, on the day immediately prior to the consummation of such Transaction, over (B) the Purchase Price. Notwithstanding the foregoing, the amount of the Spread, when added to any Termination Fee paid or payable to Parent, shall not exceed $120 million.

     (d) Following exercise of the Option by Parent, in the event that Parent sells, pledges or otherwise disposes of (including, without limitation, by merger or exchange) any of the Option Shares (a "Sale"), then:

          (i) any Termination Fee due and payable by the Company following such time shall be reduced by an amount, if any, equal to the excess of (1) the total of (A) the Termination Fee and (B) the excess of (w) the aggregate amounts received (whether in cash, securities or otherwise) by Parent in all such Sales, over (x) the aggregate Purchase Price of the Option Shares sold in such Sales (such excess in this sub-clause (B) being the "Offset Amounts") over (2) $120 million; and

          (ii) if the Company has paid to Parent the Termination Fee prior to the Sale, then Parent shall immediately remit to the Company, as additional Purchase Price for the Option Shares, the excess, if any, of (y) the total of the Termination Fee and the Offset Amounts of all Sales over (z) $120 million.

     (e) Notwithstanding anything to the contrary in this Agreement or the Merger Agreement, in no event shall the aggregate of any Termination Fee, all Offset Amounts and the Spread exceed $120 million.

     5. Listing. If Company Stock or any other securities to be acquired upon exercise of the Option are then listed on the NYSE (or any other national securities exchange or national securities quotation system), the Company, upon the request of Parent, shall promptly file an application to list the shares of Company Stock or other securities to be acquired upon exercise of the Option on the NYSE (and any such other national securities exchange or national securities quotation system) and shall use reasonable efforts to obtain approval of such listing as promptly as practicable.

     6. Loss or Mutilation. Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, the Company shall execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute an additional contractual obligation on the part of the Company, whether or not the Agreement so lost, stolen, destroyed, or mutilated shall at any time be enforceable by anyone.

     7. Registration Rights. The Company shall, if requested by Parent at any time and from time to time within two years after the date of exercise of the Option, as expeditiously as possible prepare and file up to two registration statements under the Securities Act if such registration is necessary in order to permit the sale or other disposition of any or all securities that have been acquired by exercise by Parent of the Option, in accordance with the intended method of sale or other disposition stated by Parent, including a "shelf" registration statement under Rule 415 under the Securities Act or any successor provision; and the Company shall use its best efforts to qualify such securities under any applicable state securities laws. Parent agrees to use reasonable efforts to cause, and to cause any underwriters of any sale or other disposition to cause, any sale or other disposition pursuant to such registration statement to be effected on a widely distributed basis. The Company shall use reasonable efforts to cause each such registration statement to become effective, to obtain all consents or waivers of other parties which are required therefor, and to keep such registration statement effective for such period not in excess of 90 calendar days from the day such registration statement first becomes effective as may be reasonably necessary to effect such sale or other disposition. The obligations of the Company to file a registration statement and to maintain its effectiveness may be suspended for one or more periods of time not exceeding 90 calendar days in the aggregate with respect to any registration statement if the Board of Directors of the Company shall have determined that the filing of such registration statement or the maintenance of its effectiveness would require disclosure of nonpublic information that would materially and adversely affect the Company. Any registration statement prepared and filed under this Section, and any sale covered thereby, shall be at the Company's expense except for underwriting discounts or commission, brokers' fees and the fees and disbursements of Parent's counsel related thereto. Parent shall provide all information reasonably requested by the Company for inclusion in any registration statement to be filed hereunder. If, during the time periods referred to in the first sentence of this Section, the Company effects a registration under the Securities Act of the Company's equity securities for its own account or for any other of its stockholders (other than on Form S-4 or Form S-8, or any successor form), it shall allow Parent the right to participate in such registration; provided that, if the managing underwriters of such offering advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering, priority shall be given to the securities intended to be included therein by the Company for its own account and, thereafter, the Company shall include the securities requested to be included therein by Parent pro rata with the securities intended to be included therein by other stockholders of the Company. In connection with any registration pursuant to this Section, Parent and the Company shall provide each other and any underwriter of the offering with customary representations, warranties, covenants, indemnification, and contribution in connection with such registration.

     8.  Miscellaneous.

     (a) Fees and Expenses. Except as otherwise provided in the Merger Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the party incurring such expenses.

     (b) Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

     (c) GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF MARYLAND, WITHOUT REGARD TO ITS RULES OF CONFLICT OF LAWS.

     (d) Notices. All notices or other communications under this Agreement shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by cable, telegram, telex or other standard form of telecommunications, or by registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

     If to the Company:

     The Louisiana Land and Exploration Company
     909 Poydras Street
     New Orleans, Louisiana 70112
     Attention: General Counsel
     Telecopy No.: (504) 566-6296

     With a copy to:

     Cahill Gordon & Reindel
     80 Pine Street
     New York, New York 10005
     Attention: Kenneth W. Orce, Esq
     Telecopy No.: (212) 269-5420

     If to Parent:

     Burlington Resources Inc.
     5051 Westheimer
     Houston, Texas 77056
     Attention: Executive Vice President, Law and Administration
     Telecopy No.: (713) 624-9605

     With a copy to:

     Fried, Frank, Harris, Shriver & Jacobson
     One New York Plaza
     New York, New York 10004
     Attention: Gary P. Cooperstein, Esq.
     Telecopy No.: (212) 859-4000

or to such other address as any party may have furnished to the other parties in writing in accordance with this Section.

     (e) Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

     (f) Further Assurances. In the event of any exercise of the Option by Parent, the Company and Parent shall execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in order to consummate the transactions provided for by such exercise.

     (g) ENFORCEMENT. THE PARTIES HERETO AGREE THAT IRREPARABLE DAMAGE WOULD OCCUR IN THE EVENT THAT ANY OF THE PROVISIONS OF THIS AGREEMENT WERE NOT PERFORMED IN ACCORDANCE WITH THEIR SPECIFIC TERMS OR WERE OTHERWISE BREACHED. IT IS ACCORDINGLY AGREED THAT THE PARTIES SHALL BE ENTITLED TO AN INJUNCTION OR INJUNCTIONS TO PREVENT BREACHES OF THIS AGREEMENT AND TO ENFORCE SPECIFICALLY THE TERMS AND PROVISIONS HEREOF IN ANY COURT OF THE UNITED STATES OR ANY STATE HAVING JURISDICTION, THIS BEING IN ADDITION TO ANY OTHER REMEDY TO WHICH THEY ARE ENTITLED AT LAW OR IN EQUITY. EACH OF THE PARTIES HERETO (I) CONSENTS TO SUBMIT ITSELF TO THE PERSONAL JURISDICTION OF ANY FEDERAL COURT LOCATED IN THE STATE OF MARYLAND OR ANY MARYLAND STATE COURT IN THE EVENT ANY DISPUTE ARISES OUT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT,
(II) AGREES THAT IT SHALL NOT ATTEMPT TO DENY OR DEFEAT SUCH PERSONAL JURISDICTION BY MOTION OR OTHER REQUEST FOR LEAVE FROM ANY SUCH COURT, AND (III) AGREES THAT IT SHALL NOT BRING ANY ACTION RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT IN ANY COURT OTHER THAN A FEDERAL COURT SITTING IN THE STATE OF MARYLAND OR A MARYLAND STATE COURT.

     (h) Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto.

     IN WITNESS WHEREOF, the Company and Parent have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the day and year first written above.

                                          THE LOUISIANA LAND AND EXPLORATION
                                          COMPANY

                                          By:    /s/ H. LEIGHTON STEWARD
                                            ------------------------------------
                                            Name: H. Leighton Steward
                                            Title:  Chairman, Chief Executive
                                                    Officer and President

                                          BURLINGTON RESOURCES INC.

                                          By:    /s/ BOBBY S. SHACKOULS
                                            ------------------------------------
                                            Name: Bobby S. Shackouls
                                            Title:  Chairman, Chief Executive
                                                    Officer and President

                                                                      APPENDIX C
             FAIRNESS OPINION OF MORGAN STANLEY & CO. INCORPORATED

                                          July 16, 1997

Board of Directors
Burlington Resources Inc.
5051 Westheimer
Houston, TX 77056

Members of the Board:

     We understand that The Louisiana Land & Exploration Company ("LL&E" or the "Company"), Burlington Resources Inc. ("BR"), and BR Acquisition Corporation, a wholly owned subsidiary of BR ("Acquisition Sub"), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated July 15, 1997 (the "Merger Agreement"), which provides, among other things, for the merger (the "Merger") of Acquisition Sub with and into LL&E. Pursuant to the Merger, LL&E will become a wholly owned subsidiary of BR and each outstanding share of capital stock, par value $0.15 per share, of LL&E (the "Company Stock"), other than shares held in treasury or held by BR or any affiliate of BR, will be converted into 1.525 (the "Exchange Ratio") shares of common stock, par value $0.01 per share, of BR ("BR Common Stock"). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

     You have asked for our opinion as to whether the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to BR.

     For purposes of the opinion set forth herein, we have:

     (i) reviewed certain publicly available financial statements and other information of the Company and BR;

     (ii) reviewed certain internal financial statements and other financial and operating data, including internal reserve estimates and certain financial forecasts, concerning the Company prepared by the management of the Company;

     (iii) discussed the past and current operations and financial condition and the prospects of the Company, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Company;

     (iv) analyzed certain internal financial statements and other financial operating data, including internal reserve estimates and certain financial forecasts, concerning BR prepared by the management of BR;

     (v) discussed the past and current operations and financial condition and the prospects of BR, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of BR, and analyzed the pro forma impact of the Merger on BR's cash flow per share, earnings per share, consolidated capitalization and financial ratios;

     (vi) reviewed the reported prices and trading activity for the Company Stock and BR Common Stock;

     (vii) compared the financial performance of the Company and the prices and trading activity of the Company Stock with that of certain other comparable publicly-traded companies and their securities;

     (viii) compared the financial performance of BR and the prices and trading activity of BR Common Stock with that of certain other comparable publicly-traded companies and their securities;

     (ix) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

     (x) participated in discussions and negotiations among representatives of the Company and BR and their financial and legal advisors;

     (xi) reviewed the draft Merger Agreement, including exhibits thereto, and certain related documents; and

     (xii) performed such other analyses and considered such other factors as we have deemed appropriate.

     We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company and BR, respectively. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or BR, nor have we been furnished with any such appraisals. With respect to the reserve estimates referred to in (ii) and
(iv) above, we are not experts in the engineering evaluation of oil and gas properties and, with your consent, have relied solely upon the internal reserve estimates of the Company and BR, respectively. We have relied as to all legal matters on advice of counsel to BR. In addition, we assumed that the Merger would be consummated in accordance with the terms set forth in the Merger Agreement.

     Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We are expressing no opinion herein as to the prices at which the Company Stock or BR Common Stock will trade at any time. Our opinion does not constitute an opinion or recommendation to any shareholder of the Company or BR as to how such stockholder should vote at the shareholder meetings held in connection with the Merger.

     It is understood that this letter is for the information of the Board of Directors of BR and may not be used for any other purpose without our prior written consent.

     We have acted as financial advisor to the Board of Directors of BR in connection with this transaction and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financing services for BR and have provided financial advisory services for LL&E and have received fees for the rendering of these services.

     Based on the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to BR.

                                          Very truly yours,

                                          MORGAN STANLEY & CO. INCORPORATED

                                          By:     /s/ STEPHEN R. MUNGER
                                            ------------------------------------
                                            Stephen R. Munger
                                            Managing Director

                                                                      APPENDIX D

                  FAIRNESS OPINION OF DILLON, READ & CO. INC.

                                 July 16, 1997

Board of Directors
The Louisiana Land and Exploration Company
909 Poydras Street
New Orleans, Louisiana 70112

Gentlemen:

     We understand that The Louisiana Land and Exploration Company ("Louisiana Land" or the "Company") is considering a transaction whereby BR Acquisition Corporation ("BR Sub"), a wholly owned subsidiary of Burlington Resources Inc. ("Burlington"), will be merged with and into Louisiana Land pursuant to the terms of an Agreement and Plan of Merger (the "Merger Agreement"), dated as of July 16, 1997, among Louisiana Land, Burlington and BR Sub, as a result of which Louisiana Land will become a wholly owned subsidiary of Burlington (the "Transaction"). Pursuant to the Transaction, each outstanding share of Louisiana Land's capital stock, par value $0.15 per share ("Louisiana Land Common Stock"), will be converted into 1.525 shares (the "Exchange Ratio") of Burlington's common stock, par value $0.01 per share ("Burlington Common Stock"). The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

     You have requested our opinion as to whether the Exchange Ratio is fair, from a financial point of view, to the shareholders of Louisiana Land.

     Dillon, Read & Co. Inc. ("Dillon Read") has acted as financial advisor to Louisiana Land in connection with the Transaction and will receive a fee for its services, a significant portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to indemnify Dillon Read for certain liabilities arising out of its engagement. Dillon Read has provided investment banking services to Louisiana Land unrelated to the Transaction and has received customary fees for the rendering of such services. In addition, in the ordinary course of its business, Dillon Read trades the securities of the Company and of Burlington for its own account and for the accounts of customers, and it may at any time hold a long or short position in such securities.

     In arriving at our opinion, we have, among other things (i) reviewed the Merger Agreement, (ii) reviewed certain publicly available business and historical financial information relating to Louisiana Land and Burlington, including the audited financial statements included in the Annual Reports on Form 10-K for Louisiana Land and Burlington as of December 31, 1996 and the unaudited financial statements included in the Quarterly Reports on Form 10-Q as of March 31, 1997 for Louisiana Land and Burlington, (iii) reviewed and performed analyses based on certain financial information and other data relating to the business and prospects of Louisiana Land that was prepared by the management of the Company, including financial projections based on the Company's business plan and, in particular, (A) certain estimates of the proved, probable and possible reserves, (B) projected annual production of such reserves, (C) exploration successes and related production in certain domestic and international areas and (D) amounts and timing of the cost savings and related expenses and synergies expected to result from the Merger ("Expected Synergies"), (iv) reviewed certain financial information and other data relating to the business and prospects of Burlington that was prepared by the management of Burlington, including financial projections based on Burlington's business plan and, in particular, (A) certain estimates of the proved reserves and (B) projected annual production of such reserves, (v) considered the pro forma per share effects of the Transaction on the Company's and Burlington's current and prospective earnings and cash flow per share, (vi) reviewed publicly available financial and stock market data with respect to certain other companies in lines of business we believe to be generally comparable to those of the Company and Burlington, (vii) compared the financial terms of the Transaction with the financial terms of certain other selected transactions, (viii) reviewed the historical market prices and trading volumes of the Louisiana Land Common Stock and the Burlington

Common Stock, (ix) conducted discussions with selected members of the senior managements of the Company and Burlington and participated in certain discussions and negotiations among representatives of Louisiana Land and Burlington and their financial advisors and legal advisors, and (x) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

     In connection with our review, we have not independently verified any of the foregoing information and have relied on its being complete and accurate in all material respects. In addition, we have not made any evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Louisiana Land or Burlington, nor have we been furnished with any such evaluation or appraisal other than the valuation assessments discussed above. With respect to the financial projections referred to above, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Louisiana Land's and Burlington's managements as to the future financial performance of each company. With respect to the Expected Synergies, we have assumed that they have also been reasonably prepared on bases reflecting the best currently available estimates and judgments of Louisiana Land's management. We have further assumed that the Merger will qualify as a tax-free reorganization for U.S. federal income tax purposes. Further, our opinion is based on economic, monetary and market conditions existing on the date hereof.

     In connection with the preparation of this opinion, we have not been authorized by the Company or its Board of Directors to solicit, nor have we solicited, third-party indications of interest for the acquisition of all or any part of the Company.

     This opinion is for the use and benefit of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the Merger and does not constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed Merger.

     We are not expressing any opinion herein as to the prices at which the Burlington Common Stock will trade following the announcement or consummation of the Merger.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to the shareholders of the Company from a financial point of view.

                                            Very truly yours,

                                            DILLON, READ & CO. INC.

                                            By: /s/ WILLIAM O. HILTZ
                                                Managing Director

                                                                      APPENDIX E

     FAIRNESS OPINION OF MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

                                 July 16, 1997

Board of Directors
The Louisiana Land and Exploration Company
909 Poydras Street
New Orleans, LA 70112

Members of the Board of Directors:

     The Louisiana Land and Exploration Company (the "Company"), Burlington Resources Inc. ("Burlington") and BR Acquisition Corporation, a wholly owned subsidiary of Burlington (the "Merger Sub"), propose to enter into an Agreement and Plan of Merger, dated as of July 16, 1997 (the "Agreement"), pursuant to which Merger Sub will be merged with the Company in a transaction (the "Merger") in which each outstanding share of the Company's capital stock, par value $.15 per share (the "Company Shares"), will be converted into the right to receive
1.525 shares (the "Exchange Ratio") of the common stock of Burlington, par value $.01 per share (the "Burlington Shares").

     You have asked us whether, in our opinion, the Exchange Ratio is fair from a financial point of view to the holders of the Company Shares. In arriving at the opinion set forth below, we have, among other things:

 (1) Reviewed certain publicly available business and financial information relating to the Company and Burlington that we deemed to be relevant;

 (2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company and Burlington, furnished to us by the Company and Burlington, respectively, including certain estimates of the Company's proved, probable and possible reserves, the projected annual production of such reserves and exploration successes and related production in certain domestic and international areas and certain estimates of Burlington's proved reserves and projected annual production of such reserves (the "Projected Reserve Developments"), as well as the amount and timing of the cost savings and related expenses and synergies expected to result from the Merger (the "Expected Synergies") furnished to us by the Company;

 (3) Conducted discussions with members of senior management of the Company and Burlington concerning the matters described in clauses (1) and (2) above, as well as their respective businesses and prospects before and after giving effect to the Merger;

 (4) Reviewed the market prices and valuation multiples for the Company Shares and the Burlington Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

 (5) Reviewed the results of operations of the Company and Burlington and compared them with those of certain publicly traded companies that we deemed to be relevant;

 (6) Compared the proposed financial terms of the Merger with the financial terms of certain other transactions that we deemed to be relevant;

 (7) Participated in certain discussions and negotiations among representatives of the Company and Burlington and their financial and legal advisors;

 (8) Reviewed the potential pro forma impact of the Merger;

 (9) Reviewed a draft, dated July 16, 1997, of the Agreement; and

(10) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

     In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or Burlington or been furnished with any such evaluation or appraisal. In addition, we have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of the Company or Burlington. With respect to the financial forecast information, the Projected Reserve Developments and the Expected Synergies furnished to or discussed with us by the Company or Burlington, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's or Burlington's management as to the expected future financial performance, the Projected Reserve Developments and the Expected Synergies of the Company or Burlington, as the case may be. We have further assumed that the Merger will qualify as a tax-free reorganization for U.S. federal income tax purposes. We have also assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us.

     Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof.

     In connection with the preparation of this opinion, we have not been authorized by the Company or the Board of Directors to solicit, nor have we solicited, third-party indications of interest for the acquisition of all or any part of the Company.

     We are acting as financial advisor to the Company in connection with the Merger and will receive a fee from the Company for our services, a significant portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. In addition, in the ordinary course of our business, we may actively trade the Company Shares as well as the Burlington Shares for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     This opinion is for the use and benefit of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the Merger and does not constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed Merger.

     We are not expressing any opinion herein as to the prices at which the Burlington Shares will trade following the announcement or consummation of the Merger.

     On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair from a financial point of view to the holders of the Company Shares.

                                    Very truly yours,

                                    /s/ MERRILL LYNCH, PIERCE, FENNER & SMITH
                                                     INCORPORATED
                                    --------------------------------------------

[BURLINGTON RESOURCES INC. LOGO]          [LOUISIANA LAND AND EXPLORATION LOGO]


                           BURLINGTON RESOURCES INC.

                                      AND

                   THE LOUISIANA LAND AND EXPLORATION COMPANY

                             JOINT PROXY STATEMENT/
                                   PROSPECTUS

                                            , 1997

                           The Information Agent Is:

                             D.F. King & Co., Inc.
                                77 Water Street
                            New York, New York 10005
                                 (800) 769-5414

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement in connection with specified actions, suits, proceedings whether civil, criminal, administrative, or investigative (other than action by or in the right of the corporation -- a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's charter, by-laws, disinterested director vote, stockholder vote, agreement, or otherwise.

     Article IX of the BR By-Laws requires indemnification to the full extent permitted under Delaware law as from time to time in effect. Subject to any restrictions imposed by Delaware law, the BR By-Laws provide an unconditional right to indemnification for all expense, liability, and loss (including attorneys' fees, judgments, fines, ERISA excise taxes, or penalties and amounts paid in settlement) actually and reasonably incurred or suffered by any person in connection with any actual or threatened proceeding by reason of the fact that such person is or was serving as a director or officer of BR, or is or was serving at the request of BR as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, or other enterprise, including service with respect to an employee benefit plan. The BR By-Laws also provide that BR may, by action of its Board of Directors, provide indemnification to its agents with the same scope and effect as the foregoing indemnification of directors and officers.

     Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) payment of unlawful dividends or unlawful stock purchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit.

     Article 13 of BR's Certificate of Incorporation provides that to the full extent that the DGCL, as it now exists or may hereafter be amended, permits the limitation or elimination of the liability of directors, a director of BR shall not be liable to BR or its stockholders for monetary damages for breach of fiduciary duty as a director. Any amendment to or repeal of such Article 13 shall not adversely affect any right or protection of a director of BR for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

     BR maintains directors' and officers' liability insurance which provides for payment, on behalf of the directors and officers of BR and its subsidiaries, of certain losses of such persons (other than matters uninsurable under law) arising from claims, including claims arising under the Securities Act, for acts or omissions by such persons while acting as directors or officers of BR and/or its subsidiaries, as the case may be.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     Set forth below is a list of the exhibits included as part of this Registration Statement.


EXHIBIT
  NO.                              DESCRIPTION
-------                            -----------
  2.1      Merger Agreement, dated as of July 16, 1997, among
           Burlington Resources Inc., BR Acquisition Corporation and
           The Louisiana Land and Exploration Company (included as
           Appendix A to the Joint Proxy Statement/Prospectus)**
  2.2      Stock Option Agreement, dated as of July 16, 1997, between
           Burlington Resources Inc. and The Louisiana Land and
           Exploration Company (included as Appendix B to the Joint
           Proxy Statement/Prospectus)**
  5.1      Opinion of Fried, Frank, Harris, Shriver & Jacobson**
  5.2      Opinion of Morgan Stanley & Co. Incorporated, financial
           advisor of Burlington Resources Inc. (included as Appendix C to the Joint Proxy Statement/Prospectus)**
  5.3      Opinion of Dillon, Read & Co. Inc., financial advisor of The
           Louisiana Land and Exploration Company (included as Appendix
           D to the Joint Proxy Statement/Prospectus)**
  5.4      Opinion of Merrill Lynch, Pierce, Fenner & Smith
           Incorporated, financial advisor of The Louisiana Land and
           Exploration Company (included as Appendix E to the Joint
           Proxy Statement/Prospectus)**
  8.1      Opinion of White & Case re: tax matters**
  8.2      Opinion of Cahill Gordon & Reindel re: tax matters**
 15.1      Letter of KPMG Peat Marwick LLP concerning unaudited interim financial information*
 23.1      Consent of Coopers & Lybrand L.L.P., independent auditors of
           Burlington Resources Inc.**
 23.2      Consent of KPMG Peat Marwick LLP, independent auditors of
           The Louisiana Land and Exploration Company**
 23.3      Consent of Morgan Stanley & Co. Incorporated*
 23.4      Consent of Dillon, Read & Co. Inc.*
 23.5      Consent of Merrill Lynch, Pierce, Fenner & Smith
           Incorporated*
 23.6      Consent of White & Case**
 23.7      Consent of Fried, Frank, Harris, Shriver & Jacobson
           (included in Exhibit 5.1 above)**
 23.8      Consent of Cahill Gordon & Reindel**
 99.1      Form of Burlington Resources Inc. Proxy*
 99.2      Form of The Louisiana Land and Exploration Company Proxy*


---------------


 * Previously filed with Form S-4 Registration Statement.



** Filed herewith.


ITEM 22.  UNDERTAKINGS

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act of 1933 if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

             (iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

     provided, however, that the undertakings set forth in paragraphs (1)(i) and
     (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (3) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request;

          (4) That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form;

          (5) That every prospectus (i) that is filed pursuant to paragraph (4) immediately preceding, or (ii) that purports to meet the requirements of
     Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;


          (6) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective;



          (7) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information; and

          (8) To file, by post-effective amendment to this registration statement, when received, the tax opinions of Cahill Gordon & Reindel and White & Case, required by Sections 9.2(b) and 9.3(b), respectively, of the Agreement and Plan of Merger, dated as of July 16, 1997, among Burlington Resources Inc. ("BR"), BR Acquisition Corporation, a wholly owned subsidiary of BR, and The Louisiana Land and Exploration Company.


     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on September 12, 1997.


                                          BURLINGTON RESOURCES INC.

                                          By:    /s/ BOBBY S. SHACKOULS
                                            ------------------------------------
                                                     Bobby S. Shackouls
                                            Chairman of the Board, President and
                                                  Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities indicated on September 12, 1997



                      SIGNATURE                                                    TITLE
                      ---------                                                    -----

                          *                                        Chairman of the Board, President and
-----------------------------------------------------                Chief Executive Officer
                 Bobby S. Shackouls

                          *                                        Executive Vice President and Chief
-----------------------------------------------------                Financial Officer
                   John E. Hagale

                          *                                        Senior Vice President and Controller
-----------------------------------------------------                (Chief Accounting Officer)
                   Hays R. Warden

                          *                                        Director
-----------------------------------------------------
                    John V. Byrne

                          *                                        Director
-----------------------------------------------------
                  S. Parker Gilbert

                          *                                        Director
-----------------------------------------------------
                   Laird I. Grant

                          *                                        Director
-----------------------------------------------------
                  John T. LaMacchia

                          *                                        Director
-----------------------------------------------------
                  James F. McDonald

                          *                                        Director
-----------------------------------------------------
                  Donald M. Roberts

                      SIGNATURE                                                    TITLE
                      ---------                                                    -----
                          *                                                       Director
-----------------------------------------------------
                  Walter Scott, Jr.

                          *                                                       Director
-----------------------------------------------------
                   William E. Wall

            *By: /s/ GERALD J. SCHISSLER                                      Attorney-in-Fact
  ------------------------------------------------
                 Gerald J. Schissler

                                    EXHIBITS


  EXHIBIT
    NO.                             DESCRIPTION
  -------                           -----------
    2.1     Merger Agreement, dated as of July 16, 1997, among
            Burlington Resources Inc., BR Acquisition Corporation and
            The Louisiana Land and Exploration Company (included as
            Appendix A to the Joint Proxy Statement/Prospectus)**
    2.2     Stock Option Agreement, dated as of July 16, 1997, between
            Burlington Resources Inc. and The Louisiana Land and
            Exploration Company (included as Appendix B to the Joint
            Proxy Statement/Prospectus)**
    5.1     Opinion of Fried, Frank, Harris, Shriver & Jacobson*
    5.2     Opinion of Morgan Stanley & Co. Incorporated, financial
            advisor of Burlington Resources Inc. (included as Appendix C to the Joint Proxy Statement/Prospectus)**
    5.3     Opinion of Dillon, Read & Co. Inc., financial advisor of The
            Louisiana Land and Exploration Company (included as Appendix
            D to the Joint Proxy Statement/Prospectus)**
    5.4     Opinion of Merrill Lynch, Pierce, Fenner & Smith
            Incorporated, financial advisor of The Louisiana Land and
            Exploration Company (included as Appendix E to the Joint
            Proxy Statement/Prospectus)**
    8.1     Opinion of White & Case re: tax matters**
    8.2     Opinion of Cahill Gordon & Reindel re: tax matters**
   15.1     Letter of KPMG Peat Marwick LLP concerning unaudited interim financial information*
   23.1     Consent of Coopers & Lybrand L.L.P., independent auditors of
            Burlington Resources Inc.**
   23.2     Consent of KPMG Peat Marwick LLP, independent auditors of
            The Louisiana Land and Exploration Company**
   23.3     Consent of Morgan Stanley & Co. Incorporated*
   23.4     Consent of Dillon, Read & Co. Inc.*
   23.5     Consent of Merrill Lynch, Pierce, Fenner & Smith
            Incorporated*
   23.6     Consent of White & Case*
   23.7     Consent of Fried, Frank, Harris, Shriver & Jacobson
            (included in Exhibit 5.1 above)*
   23.8     Consent of Cahill Gordon and Reindel*
   99.1     Form of Burlington Resources Inc. Proxy*
   99.2     Form of The Louisiana Land and Exploration Company Proxy*


---------------


 * Previously filed with Form S-4 Registration Statement.



** Filed herewith.